November 26, 2013

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Jonathan Gottlieb

Re:           Blue Valley Ban Corp (the “Company”)
Registration Statement on Form S-1
File No. 333-191058

To the Commission:

On September 11, 2013, the Company submitted a confidential draft registration statement on Form S-1 (the “Draft Registration Statement”).  The Company received comments on the Draft Registration Statement from Mr. Todd K. Schiffman of the staff the Securities and Exchange Commission (the “Commission”).  On October 28, 2013, the Company filed a registration statement on Form S-1 (the “Registration Statement”) to respond to the comments on the Draft Registration Statement and update certain disclosure.  The Company received comments on the Registration Statement from Mr. Todd K. Schiffman of the Commission staff.  On November 19, 2013, the Company filed Amendment No. 1 to the Registration Statement ("Amendment ") to respond to the comments.  However, a marked copy of the Amendment was inadvertently omitted from the November 19, 2013 EDGAR filing.  On November 25, 2013, Jonathan Gottlieb advised that, in order to facilitate the Commision's review of the Amendment, a marked copy should be filed via EDGAR.    Therefore, please find below the marked copy of the Amendment.

We look forward to hearing from you soon to discuss any comments you may have on the filing.  Please contact the undersigned at (816) 983-8362 or Steve Carman at (816) 983-8153.

Sincerely,

/s/ Eric J. Gervais

Eric J. Gervais

As filed with the Securities and Exchange Commission on November 19, 2013
Registration No. 333-191958

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO 1 TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

BLUE VALLEY BAN CORP.
(Exact name of registrant as specified in its charter)

Kansas	6022	48-1070996
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
11935 Riley
Overland Park, Kansas 66225-6128
(913) 338-1000

Agent for Service: Robert D. Regnier President and Chief Executive Officer Blue Valley Ban Corp. 11935 Riley Overland Park, Kansas 66225-6128 (913) 338-1000	Copies of Communications to: Steven F. Carman, Esq. Husch Blackwell LLP 4801 Main Street, Suite 1000 Kansas City, Missouri 64112 (816) 983-8000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☒
CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Offering Price Per Share	Proposed Aggregate Offering Price	Amount of Registration Fee

Nontransferable common stock subscription rights	2,938,871	-----	------	----- (1)

Common Stock, par value $1.00 per share	2,000,000	$5.00	$10,000,000 (2)	$1,288.00 (3)
(1)

The nontransferable subscription rights are being issued without consideration. Pursuant to Rule 457(g) under the Securities Act of 1933, as amended, no separate registration fee is required because the rights are being registered in the same registration statement as the securities to be offered pursuant thereto.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. In no event will the aggregate maximum offering price of all securities issued pursuant to this registration statement exceed $10,000,000.

(3)	Previously Paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated November 19, 2013
PRELIMINARY PROSPECTUS

Minimum of 1,000,000 and maximum of 2,000,000 Shares of Common Stock

Issuable upon the exercise of Nontransferable Subscription Rights at $5.00 per share

We are distributing to holders of our outstanding common stock, at no charge, non-transferable subscription rights to purchase up to an aggregate of 2,000,000 shares of our common stock at a cash subscription price of $5.00 per share. We must receive minimum gross proceeds of $5.0 million in the aggregate to complete the rights offering. The rights offering is subject to a limit of $10.0 million in gross proceeds.

You are receiving this prospectus because you held shares of our common stock as of the close of business on October 29, 2013, the record date for this rights offering. We have granted you one right for each share of our common stock that you owned on the record date. You may purchase one share of our common stock for every 1.4694 rights granted to you. If you exercise your rights in full, you may also exercise an oversubscription right to purchase (at the same subscription price) additional shares of common stock that may remain unsubscribed at the expiration of the rights offering

The rights will expire if they are not exercised and paid in full (including final clearance of any checks) by 5:00 p.m., Eastern Time on _______, unless we extend the rights offering in our sole discretion.

We are an “emerging growth company” as the term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, may elect to comply with certain reduced public company reporting requirements for future filings.

Shares of our common stock are quoted on the OTCQB under the trading symbol “BVBC.” On November ____, 2013, the closing sales price for our common stock was ______ per share.
OFFERING SUMMARY
Per Share	Total
	Minimum	Maximum	Minimum	Maximum
Subscription Price	$5.000	$5.000	$5.00	$5.00
Estimated Expenses	$0.350	$0.175	$350,000.00	$350,000.0
Proceeds to us	$4.650	$4.825	$4,650,000.00	$9,650,000.00

Investing in our common stock involves a high degree of risk. We urge you to carefully read the “Risk Factors” section beginning on page 6 of this prospectus before determining whether to exercise your subscription rights.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares of our common stock are not deposits or savings accounts or other obligations of any bank or savings association, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this prospectus is _______, 2013.

About This Prospectus	ii
Cautionary Note regarding Forward-Looking Statements	ii
Questions and Answers About The Rights Offering	iv
Prospectus Summary	1
Use of Proceeds	5
Risk Factors	6
The Rights Offering	14
The Company	18
Capitalization	35
Selected Consolidated Financial Data	36
Market Price and Dividends on Our Common Stock	38
Dividends	38
Dilution	38
Material U.S. Federal Income Tax Consequences	39
Plan of Distribution	41
Description of Securities To Be Registered	42
Management’s Discussion and Analysis Of Financial Condition and Results of Operations	47
Management	79
Beneficial Ownership Table	82
Certain Relationships and Related Party Transactions	84
Indemnification of Directors, Officers, and Employees	84
Executive Compensation	85
Legal Matters	89
Experts	89
Index to Financial Statements	F-1

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ABOUT THIS PROSPECTUS

You should rely only on the information provided in this prospectus. We have not authorized anyone to provide you with any different information. The information contained in this prospectus is accurate only as of the date on the front cover of this prospectus regardless of the time of delivery of this prospectus or any exercise of the subscription rights.

The distribution of this prospectus and the rights offering and sale of shares of our common shares in certain jurisdictions may be restricted by law. This prospectus does not constitute an offer of, or a solicitation of an offer to buy, any shares of common stock in any jurisdiction in which such offer or solicitation is not permitted. No action is being taken in any jurisdiction outside the United States to permit an offering of the common shares or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to those jurisdictions.

In this prospectus, all references to the “we,” “us,” “our,” “Company” and “Blue Valley” refer to Blue Valley Ban Corp., unless the context otherwise requires or where otherwise indicated. References to the “Bank” refer to the Company’s primary wholly-owned subsidiary, Bank of Blue Valley.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control. All statements, other than statements of historical fact, contained in this prospectus, including statements regarding future events, our future financial performance, business strategy and plans and objectives of management for future operations, are forward-looking statements. We have attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should” or “will” or the negative of these terms or other comparable terminology.

Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under “Risk Factors” or referenced elsewhere in this prospectus, which may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time, and it is not possible for us to predict all risk factors. Nor can we address the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause our actual results to differ materially from those contained in any forward-looking statements.

The factors impacting these risks and uncertainties include, but are not limited to:

•
general economic conditions, either nationally or locally in some or all of the areas in which we do business, or conditions in the securities or real estate markets or the banking industry may be less favorable than we currently anticipate;

•	the timing and occurrence or non-occurrence of events may be subject to circumstances beyond our control;

•	there may be increases in competitive pressure among financial institutions or from non-financial institutions;

•	changes in the interest rate environment could adversely affect our results of operations and financial condition;

•	changes in accounting principles, policies or guidelines;

•	legislative or regulatory changes may adversely affect our business;

•	changes in management’s estimate of the adequacy of the allowance for loan losses;

•	litigation or matters before regulatory agencies, whether currently existing or commencing in the future, may delay the occurrence or non-occurrence of events longer than we anticipate;

•	changes in deposit flows, loan demand or real estate values may adversely affect our business;

•	the Company’s non-payment of dividends and accrued interest on its trust preferred securities or fixed rate cumulative preferred stock;

•	technological changes may be more difficult or expensive than we anticipate; and

•	success or consumption of new business initiatives may be more difficult or expensive than we anticipate.

You should not place undue reliance on any forward-looking statement, each of which applies only as of the date of this prospectus. Before you invest in our common stock, you should be aware that the occurrence of the events described in the section entitled “Risk Factors” and elsewhere in this prospectus, could negatively affect our business, operating results, financial condition and stock price. Except as required by law, we undertake no obligation to update or revise publicly any of the forward-looking statements after the date of this prospectus to conform our statements to actual results or changed expectations.

QUESTIONS AND ANSWERS ABOUT THE RIGHTS OFFERING

The following are examples of what we anticipate will be common questions about the rights offering. The answers are based on selected information from this prospectus and may not contain all of the information that is important to you. This prospectus includes specific terms of the rights offering, as well as information regarding our business, including potential risks related to the rights offering and our common stock. We encourage you to read this prospectus in its entirety.

Q:	What is the rights offering?
A:
The rights offering is a distribution to holders of our common stock, at no charge, of nontransferable rights to purchase shares of our common stock based on your ownership of common stock as of October 29, 2013, the record date. You may purchase one whole share of our common stock at $5.00 per share for every 1.4694 rights granted to you.

Q:	What is a subscription right?
A:
A subscription right is the right to purchase a portion of a share of our common stock. Because we have 2,938,871 shares of common stock outstanding and we are targeting the sale of a maximum of 2,000,000 shares in connection with this rights offering, each subscription right carries with it a basic subscription right to purchase 0.6805 of a share of our common stock. Each subscription right also includes an oversubscription right to purchase additional shares of our common stock.

Q:	Why do I need to exercise 1.4694 rights to purchase one share of common stock?
A:
As of October 29, 2013 we had outstanding 2,938,871 shares of our common stock. By granting one right for each share of common stock, we have granted an aggregate of 2,938,871 rights. As a result, because we are targeting the sale of a maximum of 2,000,000 shares of common stock in this rights offering, you must exercise 1.4694 rights to acquire one share.

Q:	What is the basic subscription right?
A:
Each whole subscription right entitles you to purchase 0.6805 of a share of our common stock at the subscription price of $5.00 per share. We have granted to you, as a stockholder of record on the record date, a subscription right for each share of our common stock you owned at that time. Fractional shares of our common stock resulting from the exercise of the basic subscription right will be eliminated by rounding down to the nearest whole share, with the total subscription payment being adjusted accordingly. For example, if you owned 1,000 shares of our common stock on the record date, your basic subscription right would permit the purchase of 680 shares (1,000 purchase rights / 1.4694 = 680.55, with fractional shares rounded down to the nearest whole number). You may exercise all or a portion of your basic subscription right, or you may choose not to exercise any subscription rights at all. However, if you exercise less than your full basic subscription right , you will not be entitled to purchase shares under your oversubscription right.

If you hold your shares in the name of a custodian bank, broker, dealer or other nominee, you will not receive a rights certificate. Instead, the Depository Trust Company, or DTC, will issue the appropriate number of subscription rights to your nominee record holder based on the shares of our common stock that you own at the record date. If you are not contacted by your nominee, you should contact your nominee as soon as possible.

Q:	What is the oversubscription right?
A:
If any holders of subscription rights do not fully exercise their basic subscription rights as of the expiration time of the rights offering, we will permit stockholders who do fully exercise their basic subscription rights to subscribe for additional shares of our common stock at the same subscription price per share, on the pro rata basis described below, rounded down to the nearest whole share number. This oversubscription right will be available only to stockholders who exercise their basic subscription rights in full. We may elect, in our sole discretion, to honor some or all of the oversubscription rights.

If oversubscription requests exceed the number of shares of common stock we elect to sell, we will allocate the available shares of common stock among stockholders who oversubscribed by multiplying the number of shares requested by each stockholder through the exercise of their oversubscription rights by a fraction that equals (x) the number of shares we elect to issue through oversubscription rights divided by (y) the total number of shares requested by all subscribers through the exercise of their oversubscription rights. As described above for the basic subscription right, we will not issue fractional shares through the exercise of oversubscription rights.

Q:	How many shares may I purchase if I exercise my subscription rights?
A:
The number of shares of common stock you can purchase under your basic subscription rights will depend on the number of subscription rights you receive. You will receive one basic subscription right for each share of our common stock you hold on the record date. Each basic subscription right entitles you to purchase 0.6805 of a share of our common stock at the subscription price of $5.00 per share.

Upon exercising your subscription rights, you may request to subscribe for additional shares on your subscription rights certificate. However, the actual number of shares for which you will be entitled to subscribe under your oversubscription rights will not be determinable until after the expiration time of the rights offering and the pro rata allocation.

Q:	What if there is an insufficient number of shares to satisfy the oversubscription requests?
A:
If there is an insufficient number of shares to fully satisfy the oversubscription requests of rightsholders, each subscription rightsholder who exercised his or her oversubscription right will receive a pro rata number of the shares we elect to sell, rounded down to the nearest whole share number, as described above. Any excess subscription payments will be returned, without interest or deduction, promptly after the expiration of this rights offering.

Q:	Am I required to participate in the rights offering?
A:	No
Q:	Why are we conducting the rights offering?
A:
We are conducting the rights offering to improve our earnings by eliminating double interest and compounding interest. We will achieve this goal by bringing current all previously accrued and unpaid dividends on our Subordinated Debentures, with any additional proceeds to be used for general corporate purposes. Our Board of Directors has chosen to raise capital through a rights offering to give our stockholders the opportunity to limit ownership dilution from a capital raise by allowing our current stockholders to purchase additional shares of our common stock. We cannot determine the amount of dilution that a stockholder will experience or whether the rights offering will be successful. See the section of this prospectus captioned “Use of Proceeds,” for more details.

v

Q:	Will the Company be issuing fractional shares of common stock?
A:
No. You may not purchase fractional shares of common stock pursuant to the exercise of subscription rights. We will accept any subscription indicating a purchase of fractional shares by rounding down to the nearest whole share number and promptly refunding without interest any payment received for a fractional share.

Q:	If I wish to exercise my rights, do I have to exercise all of my rights?
A:
No. You may exercise some or all of your rights. However, if you subscribe for fewer than all the shares represented by your basic subscription rights, your remaining rights are non-transferable and will expire at the expiration time of the rights offering. You may not sell your remaining rights. In addition, you may only participate in the oversubscription portion of this rights offering if you exercise your basic subscription rights in full.

Q:	How long will the rights offering remain open?
A:
The rights offering will commence on ______________, 2013. The rights offering will remain open for [16] days after commencement, and the rights will expire at 5:00 p.m., Eastern Time, on _______, 2013 unless we extend the rights offering. We reserve the right to extend the rights offering at our discretion for a period not to exceed 45 additional days beyond ______, 2013, in which event the term “expiration time” will mean the latest date and time to which the rights offering has been extended. We will make a public announcement of any extension by issuing a press release prior to 9:00 a.m., Eastern Time, on the next business day after the previously scheduled expiration time. In addition, if the commencement of the rights offering is delayed, the expiration time of the rights offering will be similarly delayed. In that event, we will notify you by issuing a press release.

Q:	When must I exercise my oversubscription rights?
A:
You must exercise your oversubscription rights when you exercise your basic subscription rights in full. However, the number of shares for which you will be able to purchase by exercise of your oversubscription rights cannot be determined until after the expiration time of the rights offering period.

Q:	What happens if I choose not to exercise my subscription rights?
A:
You will retain your current number of shares of our common stock held by you even if you do not exercise your subscription rights. If you choose not to exercise your subscription rights, upon completion of the offering the percentage of our capital stock held by you will decrease, however, the magnitude of the reduction will depend upon the extent to which other rightsholders subscribe in the rights offering.

Q:	Will I be charged a sales commission or a fee by the Company if I exercise my subscription rights?
A:
No. We will not charge a brokerage commission or a fee to rightsholders for exercising their subscription rights. However, if you exercise your subscription rights through a broker or nominee, then you will be responsible for any transaction fees charged by your broker or nominee.

Q:	What is the Board of Directors’ recommendation regarding whether I should exercise my rights in the rights offering?
A:
Our Board of Directors is not making any recommendation as to whether you should exercise your subscription rights. You are urged to make your decision based on your own assessment of our business and the rights offering.

Q:	Are there any conditions to completing the rights offering?
A:	Yes. We must sell the minimum offering amount of at least $5.0 million (1,000,000 shares) of common stock for the rights offering to be completed.
Q:	If the rights offering is not completed, will my subscription payment be refunded to me?
A:
Yes. The subscription agent will hold all funds it receives in escrow until completion of the rights offering. If the rights offering is not completed, the subscription agent will return promptly, without interest, all subscription payments. We reserve the right to terminate the offering at any time if, due to market conditions or otherwise, the Board of Directors deems it advisable not to proceed with the rights offering.

Q:	Will our directors and executive officers participate in the rights offering?
A:
We expect that certain of our directors and executive officers, and certain of the directors of our primary wholly-owned subsidiary Bank of Blue Valley (the “Bank”), together with their affiliates, will participate in the rights offering, although they are not obligated to do so. We anticipate that our directors and executive officers, along with the Bank’s directors, and their affiliates, will at a minimum purchase that number of shares of common stock in this rights offering that will allow them to maintain the percentage of our common stock they currently hold and could increase the percentage of our common stock they own. We also expect that certain of our officers and directors will, if necessary, subscribe for additional shares of common stock in the aggregate amount required to raise the minimum gross proceeds. The purchase price paid by them will be the same paid by all other persons who purchase shares of our common stock in the rights offering.

Q:	How was the subscription price established?
A:
In determining the subscription price, our Board of Directors considered a number of factors, including: the price at which our stockholders might be willing to participate in the rights offering, historical and current trading prices for our common stock, the need for liquidity and capital, potential market conditions, and the desire to provide an opportunity to our stockholders to participate in the rights offering on a pro rata basis. In conjunction with its review of these factors, our Board of Directors also reviewed our history and prospects, including our past and present earnings, our prospects for future earnings, our current financial condition and regulatory status. The subscription price is not necessarily related to our book value, net worth or any other established criteria of value and may or may not be considered the fair value of our common stock. You should not assume or expect that, after this offering, our shares of common stock will trade at or above the $5.00 per share purchase price.

Q:	What is the role of KBW in the rights offering?
A:
We have entered into an agreement with Keefe, Bruyette & Woods, Inc. (“KBW”) pursuant to which KBW is acting as our financial advisor in connection with the rights offering. We have agreed to pay certain fees to, and expenses of, KBW.

Q:	Is exercising my subscription rights risky?
A:	Yes. Investing in our securities involves risks. Exercising your rights should be considered as carefully as any other equity investment. Some of the risks include the following:
• You may not revoke your subscription rights once you exercise them and so you could be committed to buying shares above the prevailing market value of our common stock.

• If you do not act promptly and follow subscription instructions, then we may reject your exercise of subscription rights.
• For a more complete discussion of the risks associated with an investment in our common stock, you should carefully review the section captioned “Risk Factors”.
Q:	May I transfer my subscription rights if I do not want to purchase any shares?
A:	No. Your subscription rights are not transferable.
Q:	Is there a minimum subscription required to complete the rights offering?
A:
There is no individual minimum purchase requirement in the rights offering. However, we will not complete the rights offering unless we receive aggregate subscriptions of at least $5.0 million (1,000,000 shares) of common stock in the rights offering.

Q:	Is there a limit to how much common stock will be issued in the rights offering?
A:	We will accept subscriptions for a maximum of $10.0 million (2,000,000 shares) of common stock in the rights offering
Q:	How many shares will be outstanding after the rights offering?
A:
There were 2,938,871 shares of our common stock outstanding as of October 29, 2013. If the maximum number of shares are sold in the rights offering we expect there will be 4,938,000 shares of our common stock outstanding. If the minimum number of shares are sold in the rights offering, we expect there will be 3,938,000 shares of our common stock outstanding.

Q:	After I exercise my subscription rights, can I change my mind and cancel my purchase?
A:	No. All exercises of subscription rights are irrevocable.
Q:	What are the federal income tax consequences of receiving or exercising my subscription rights as a holder of common stock?
A:
A holder of common stock will not recognize income or loss for federal income tax purposes in connection with the receipt or exercise of subscription rights in the rights offering. We urge you to consult your own tax adviser with respect to the particular tax consequences of the rights offering or any related share purchases by you. See section captioned, “Material U.S. Federal Income Tax Consequences,” for more details.

Q:	To whom should I send my forms and payment?
A:
If your shares are held in the name of a broker, or other nominee holder, then you should send your subscription documents, subscription rights certificate, notices of guaranteed delivery, and subscription payment to that record holder. If you are the record holder, then you should send your subscription documents and subscription payment to American Stock Transfer & Trust Company, LLC at:
By Mail, By Hand, or By Overnight Courier

American Stock Transfer & Trust Company, LLC
Operations Center
Attn: Reorganization Department
6201 15th Avenue
Brooklyn, NY 11219

You are solely responsible for completing delivery to the subscription agent of your subscription documents, and subscription payment. We urge you to allow sufficient time for delivery of your subscription documents and subscription payment to the subscription agent so that they are received by the subscription agent by 5:00 p.m., Eastern Time, on _________, 2013.

If you send a payment that is insufficient to purchase the number of shares you requested, or if the number of shares you requested is not specified in the forms, the payment received will be applied to exercise your subscription rights to the fullest extent possible based on the amount of the payment received, subject to our decision to sell shares under the oversubscription right and the elimination of fractional shares. Any excess subscription payments received by the subscription agent will be returned, without interest, as soon as practicable following the expiration of the rights offering.

Q:	What form of payment is required to purchase the shares of our common stock?
A:	As described in the subscription rights certificate, payments submitted to the subscription agent must be made in full United States currency by:
• personal or certified check to American Stock Transfer & Trust Company, LLC, drawn upon a United States bank; or
• wire transfer of immediately available funds to accounts maintained by American Stock Transfer & Trust Company, LLC
Q:	What should I do if I want to participate in the rights offering but my shares are held in the name of my broker, custodian bank, or other nominee?
A:
If you hold shares of our common stock through a broker, custodian bank, or other nominee, then we will ask your broker, custodian bank, or other nominee to notify you of the rights offering. If you wish to exercise your subscription rights, then you will need to have your broker, custodian bank, or other nominee act for you.

Q:	When will I receive my new shares?
A:
If you purchase stock in the rights offering by submitting a subscription rights certificate and payment, we will mail you a stock certificate representing your new shares as soon as practicable after the expiration of the rights offering; however, we will not be able to begin calculations for any oversubscription pro rata allocations and adjustments until approximately three days after the expiration time of the rights offering, which is the latest date for our stockholders to deliver the subscription rights certificate according to the guaranteed delivery procedures. If your shares are held by your nominee, and you participate in the rights offering, you will not receive a stock certificate for your new shares. Your nominee will be credited with the shares of common stock you purchase in the rights offering as soon as practicable after the expiration of the rights offering.

Q:	What should I do if I have other questions?
A:
If you have questions or need assistance about the procedure for exercising your rights, including the procedure if you have lost your rights certificate, please contact, AST Phoenix Advisors, which is acting as our information agent, at:

By Telephone

(866) 796-1285
(From 9:00 a.m. to 10:00 p.m., Eastern Time, Monday through Friday)

By Mail
AST Phoenix Advisors
6201 15th Avenue
Brooklyn, NY 11219

You may also contact Bob Regnier, our President and Chief Executive Officer, at (913) 234-2240 or Mark Fortino our Chief Financial Officer, at (913) 234-2345 from 7:00 a.m. to 6:00 p.m., Central Time, Monday through Friday, if you have any questions.

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PROSPECTUS SUMMARY
This summary highlights information contained elsewhere in this prospectus or incorporated herein. Because this is a summary, it does not contain all the information that may be important to you. For a more complete understanding, you should carefully read the more detailed information set out in this prospectus, especially the “Risk Factors” section, as well as the financial statements and the related notes to those statements included elsewhere in this prospectus.

The Company

Blue Valley, a Kansas corporation, is a bank holding company organized in 1989. The Bank, the Company’s primary wholly-owned subsidiary, was also organized in 1989 to provide banking services to closely-held businesses and their owners, professionals and residents in Johnson County, Kansas, a high growth, demographically attractive area within the Kansas City, Missouri — Kansas Metropolitan Statistical Area (the “Kansas City MSA”). The focus of Blue Valley has been to take advantage of the current and anticipated growth in our market area as well as to serve the needs of small and mid-sized commercial customers. We believe that these customers are underserved as a result of banking consolidation in the industry generally and within our market specifically. We are an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act and, as such, may elect to comply with certain reduced public company reporting requirements for future filings. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.0 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, or (2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

The Bank operates a total of five banking center locations in Johnson County, Kansas, including our main office, which includes a lobby banking center in Overland Park, as well as full-service offices in Leawood, Lenexa, Olathe, and Shawnee, Kansas.

The Company’s lending activities are focused on commercial, commercial real estate, construction, home equity and residential real estate lending. In addition, the Bank infrequently engages in lease financing and provides consumer lending. The Company strives to identify, develop and maintain diversified lines of business that provide acceptable risk-adjusted returns.

The Company seeks to develop lines of business that diversify the Bank’s revenue sources, increase the Bank’s non-interest income and offer additional value-added services to the Bank’s customers. We develop these new or existing lines of business while monitoring related risk factors. In addition to fees generated in conjunction with lending activities, the Bank derives non-interest income by providing mortgage origination, deposit and cash management services, as well as trust and investment brokerage services.

In addition to the Bank, the Company has two wholly-owned subsidiaries, BVBC Capital Trust II and BVBC Capital Trust III, which issued the Subordinated Debentures.

We experienced losses from the third quarter of 2008 through the second quarter of 2012. During that period, the book value of our common stock decreased from $19.97 on December 31, 2008 to $6.20 on June 30, 2012. A significant portion of this decline in the book value per common share was attributable to the valuation allowance recorded in 2011 for our deferred tax asset. The subsequent decline in the book value per common share to $4.94 as of September 30, 2013 is primarily attributable to the accrual of dividends on our Fixed Rate Cumulative Preferred Stock and unrealized losses in our Securities Available for Sale portfolio resulting from increases in market interest rates.

On December 5, 2008, we issued and sold 21,750 shares of Fixed Rate Cumulative Preferred Stock, along with a ten year warrant to purchase 111,083 shares of our common stock for $29.37 per share, for a total cash price of $21.75 million to the United States Department of Treasury (the “Treasury”). The Fixed Rate Cumulative Preferred Stock is now held by third party investors unaffiliated with the U.S. government.

The Board of Directors of the Company and the Bank entered into a written agreement with the Federal Reserve Bank of Kansas City as of November 4, 2009. This agreement was a result of an examination that was completed by the regulators in May 2009, and related primarily to the Bank’s asset quality. Under the terms of the agreement, the Company and the Bank agreed, among other things, to submit an enhanced written plan to strengthen credit risk management practices and improve the Bank’s position on past due loans, classified loans, and other real estate owned; review and revise its allowance for loan and lease loss methodology and maintain an adequate allowance for loan loss; maintain sufficient capital at the Company and Bank level; and improve the Bank’s earnings and overall condition. The Company and Bank also agreed not to increase or guarantee any debt, purchase or redeem any shares of stock or declare or pay any dividends without prior written approval from the Federal Reserve Bank. The Company and the Bank substantially complied with all terms of the written agreement.

As a result of a November 12, 2012 regulatory examination, which noted the improved financial condition of the Company and the Bank, satisfactory risk management processes, and senior management oversight, as well as full compliance with all actionable provisions of the Written Agreement, the Federal Reserve Bank of Kansas City terminated the November 4, 2009 Written Agreement and, effective January 11, 2013, replaced it with a Memorandum of Understanding (“MOU”). The MOU’s purpose is to maintain the financial soundness of the Company and the Bank, and provides, among other things, the Company and the Bank will continue to work on improvement of asset quality, maintain an adequate allowance for loan losses, maintain adequate capital, improve earnings, and not declare or pay any dividends or increase or guarantee any debt without prior written approval from the Federal Reserve Bank and the Office of the State Banking Commissioner of Kansas (“OSBC”).

Under the MOU, prior regulatory approval is currently required before the payment of any dividends by the Bank. In prior years, the Company has relied on dividends from the Bank to assist in making debt service and dividend payments. There is no assurance that the Company will resume paying dividends on its common stock. Even if the Company resumes paying dividends, future payment of cash dividends on its common stock, if any, will be subject to the prior payment of all unpaid dividends and deferred distributions on the Fixed Rate Cumulative Preferred Stock. All dividends are declared and paid at the discretion of the Company’s Board of Directors and are dependent upon our liquidity, financial condition, results of operations, capital requirements and such other factors as our Board of Directors may deem relevant.

The Company has also agreed at the request of the Federal Reserve Bank of Kansas City to defer interest payments and not pay dividends on the Subordinated Debentures without prior regulatory approval in an effort to preserve capital. As a result, the Company has deferred the payment of quarterly interest related to the Subordinated Debentures issued by BVBC Capital Trust III since March 31, 2009 and the payment of quarterly interest related to the Subordinated Debentures issued by BVBC Capital Trust II since April 24, 2009. As of October 31, 2013, the Company has deferred 19 scheduled quarterly interest payments on the Subordinated Debentures issued by BVBC Capital Trust III and 19 scheduled quarterly interest payments on the Subordinated Debentures issued by BVBC Capital Trust II. As of September 30, 2013 and December 31, 2012, the Company had accrued $3.9 million and $3.2 million, respectively, for interest on the Subordinated Debentures. The Company requested and has been granted prior approval from the Federal Reserve Bank of Kansas City to use the proceeds from this offering to pay the deferred interest due on the Subordinated Debentures issued by BVBC Capital Trust II and BVBC Capital Trust III. This will improve our earnings by eliminating double interest and compounding interest on these debentures. See the section of this prospectus captioned “Use of Proceeds,” for more details.

In addition, at the request of the Federal Reserve Bank of Kansas City, the Company has deferred the payment of quarterly dividends on the Fixed Rate Cumulative Preferred Stock since May 15, 2009. The Fixed Rate Cumulative Preferred Stock carries a 5% per year cumulative preferred dividend rate, payable quarterly . The dividend rate increases to 9% beginning with the May 15, 2014 quarterly payment, which will cause our quarterly dividend to increase from $271,875 to $493,375. Dividends compound if they accrue and are not paid. Failure by the Company to pay dividends on the Fixed Rate Cumulative Preferred Stock is not an event of default. However, a failure to pay a total of six preferred share dividends, whether or not consecutive, gives the holders of the Fixed Rate Cumulative Preferred Stock the right to elect two directors to the Company’s Board of Directors. That right continues until the Company pays all dividends in arrears. As of October 31, 2013, the Company has deferred 18 dividend payments. In 2012, the holder of the Fixed Rate Cumulative Preferred Stock elected James L. Gegg to serve on the Company’s Board of Directors. This board seat was terminated in 2013 upon completion of the auction of our Fixed Rate Cumulative Preferred Stock by the Treasury to private investors, almost all of whom we have been advised have

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waived their right to elect directors. In recognition of Mr. Gegg’s valuable contributions, the Board of Directors subsequently appointed Mr. Gegg to fill a vacancy on the Board. As of September 30, 2013 and December 31, 2012, the Company had accrued $5.5 million and $4.5 million, respectively, for dividends and interest on the Fixed Rate Cumulative Preferred Stock.

Our principal executive offices are located at 11935 Riley, Overland Park, Kansas 66225-6128, and our telephone number is (913) 338-1000. Our website address is http://www.bankbv.com. Information included or referred to on our website is not incorporated by reference in or otherwise a part of this prospectus.

The Rights Offering

Securities Offered By Us:
We are distributing to you, at no charge, a non-transferable subscription right for each share of our common stock that you owned as of 5:00 p.m., Eastern Time, on October 29, 2013, the record date, either as a holder of record or, in the case of shares held of record by custodian banks, brokers, dealers, or other nominees on your behalf, as a beneficial owner of such shares. If the rights offering is fully subscribed, the gross proceeds from the rights offering will be $10.0 million.

Subscription Price:	$5.00 per share

Minimum Offering:	The rights offering is conditioned upon the receipt of minimum gross proceeds of $5.0 million.

Maximum Offering:	The rights offering is subject to a limit of $10.0 million in gross proceeds, including any oversubscription rights that we, in our sole discretion, elect to honor.

Common Stock to be Outstanding Immediately After This Offering:	Assuming no options are exercised prior to the expiration of the rights offering and assuming the minimum or maximum number of shares are sold in the rights offering, we expect approximately 3,938,000 or 4,938,000 shares of our common stock will be outstanding, respectively, immediately after completion of the rights offering.

Record Date:	5:00 p.m. Eastern Time on October 29, 2013.

Basic Rights of Common Stockholders:	As a common stockholder, you are entitled to receive a subscription right for each whole share of our common stock you owned on the record date. For each basic subscription right you hold, you may purchase 0.6805 shares of our common stock.

Oversubscription Right:
In the event that you purchase all of the shares of our common stock available to you pursuant to your basic subscription rights, you may also choose to purchase a portion of any shares of our common stock that our other stockholders do not purchase through the exercise of their basic subscription rights. The number of shares of our common stock that you purchase pursuant to this oversubscription right will be determined on a pro rata basis and will be subject to our decision to honor, in our sole discretion, the oversubscription rights.

Nontransferability:	You may not transfer your subscription rights.

Irrevocability:	Once you submit a subscription, you may not revoke it.

Best Efforts Offering:	We are offering the shares on a best efforts basis. This means there is no guarantee that we will be able to sell all or any of the shares offered. We intend to pay no commissions on shares we sell in this offering. However, we have reserved the right to retain brokers or sales agents to assist us in selling the shares, if we deem it necessary.

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No Recommendation:	Our Board of Directors is making no recommendation as to whether you should subscribe for shares pursuant to either your basic right or your oversubscription right.

Board and Executive Officer Commitment:
We expect that certain of our directors and executive officers, and certain of the directors of the Bank, together with their affiliates, will participate in the rights offering, although they are not required to do so. The purchase price paid by them will be the same paid by all other persons who purchase shares of our common stock in the rights offering. We also expect that certain of our officers and directors will, if necessary, subscribe for additional shares of common stock in the aggregate amount required to raise the minimum gross proceeds.

Use Of Proceeds:
We intend to use the first $4.1 million of net proceeds of the rights offering to bring current all previously accrued and unpaid dividends on the Subordinated Debentures. This will improve our earnings by eliminating double interest and compounding interest currently being paid on the Subordinated Debentures. We intend to use any remaining proceeds for general corporate purposes. See the section of this prospectus captioned “Use of Proceeds” for further details.

Fees and Expenses:	We will pay the fees and expenses of the rights offering, estimated to be approximately $350,000.

Risk Factors:
See the section of this prospectus captioned “Risk Factors” on page 6 and other information included in this prospectus for a discussion of certain factors that you should carefully consider before making a decision to invest in our common stock.

Expiration Date:	The offering will terminate on _________, 2013 , unless extended by our Board of Directors for up to an additional 45 days.

Subscription Agent and Information Agent:
We have retained American Stock Transfer & Trust Company, LLC to act as the subscription agent and AST Phoenix Advisors to as as the information agent for the rights offering. The process for you to follow in communicating with American Stock Transfer & Trust Company, LLC and AST Phoenix Advisors is set forth in the section of this prospectus captioned “QUESTIONS AND ANSWERS ABOUT THE RIGHTS OFFERING”.

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USE OF PROCEEDS
Assuming the sale of the minimum or maximum number of shares in the rights offering, we estimate that the aggregate net proceeds from the rights offering, after deducting estimated offering expenses of approximately $350,000, will be approximately $4.65 million or $9.65 million, respectively. If we sell more than the minimum but less than the maximum number of shares, our net proceeds will be somewhere between $4.65 million and $9.65 million. We intend to use the first $4.1 million of net proceeds to bring current all previously accrued and unpaid dividends on the Subordinated Debentures. This will improve our earnings by eliminating double interest and compounding interest currently being paid on the Subordinated Debentures. We intend to use any remaining proceeds for general corporate purposes.

The precise amounts and timing of the application of the net proceeds from this offering depend upon many factors, including, but not limited to, the amount of any such proceeds and actual funding requirements. Until the proceeds are used, the Company may invest the proceeds, depending on its cash flow requirements, in short- and long-term investments, including, but not limited to treasury bills, commercial paper, certificates of deposit, securities issued by U.S. government agencies, money market funds, repurchase agreements and other similar investments.

RISK FACTORS
Investing in our common stock involves a high degree of risk. In addition to the following risk factors and other information contained in this prospectus, including the matters under the caption “Cautionary Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition,” you should carefully consider the risks described below before deciding whether to invest in our common stock. If any of the following risks actually occur, our business, financial condition, operating results and prospects would suffer. In that case, the trading price of our common stock would likely decline and you might lose all or part of your investment. The risks described below are not the only ones we face. Additional risks that we currently do not know about or that we currently believe to be immaterial may also impair our operations and business results.

Risks Related to the Rights Offering

The subscription price determined for this rights offering is not necessarily an indication of our value.

The subscription price per share was arbitrarily set by our Board of Directors after consideration of a number of factors, including: the price at which our stockholders might be willing to participate in the rights offering, historical and current trading prices for our common stock, the need for liquidity and capital, potential market conditions, and the desire to provide an opportunity to our stockholders to participate in the rights offering on a pro rata basis. In conjunction with its review of these factors, our Board of Directors also reviewed our history and prospects, including our past and present earnings, our prospects for future earnings, our current financial condition and regulatory status. The subscription price does not necessarily bear any relationship to the book value of our assets, past operations, cash flows, income, financial condition or any other established criteria for value. You should not consider the subscription price as an indication of the value of our common stock.

Because our management will have broad discretion over the use of the net proceeds from the rights offering, you may not agree with how we use the proceeds, and we may not invest the proceeds effectively.

We intend to use the proceeds of the rights offering to improve our earnings by eliminating double interest and compounding interest. We will achieve this goal by bringing current all previously accrued and unpaid dividends on our Subordinated Debentures, with any additional proceeds to be used for general corporate purposes. Our management will, however, have broad discretion in the application of the proceeds from the rights offering. Because of the number and variability of factors that will determine our use of the proceeds from the rights offering, their ultimate use may vary substantially from our currently intended use. Moreover, our management may use the proceeds for corporate purposes that may not increase our market value or make us profitable. In addition, it may take us some time to deploy the proceeds from this offering effectively in accordance with our intended uses. Management’s failure to utilize the proceeds effectively could have an adverse effect on our business, financial condition and results of operations.

All exercises of subscription rights are irrevocable, even if the market price of our common stock declines below the subscription price you have paid.

Once you exercise your subscription rights, you may not revoke them. It is possible that the market price of our common stock will decline after you elect to exercise your subscription rights. If you exercise your subscription rights and, afterwards, the public trading market price of our common stock decreases below the subscription price, you will have committed to buying shares of our common stock at a price above the prevailing market price and could have an immediate unrealized loss.

The subscription rights are not transferable and there is no market for the subscription rights.

You may not sell, give away or otherwise transfer your subscription rights. The subscription rights are only transferable by operation of law. Because the subscription rights are otherwise non-transferable, there is no market or other means for you to directly realize any value associated with the subscription rights. You must exercise the subscription rights and acquire additional shares of our common stock to realize any value from your subscription rights.

If you do not exercise your subscription rights, your percentage ownership in the Company will be diluted.

Assuming we sell the maximum amount of common stock issuable in connection with the rights offering, we will issue approximately 2,000,000 shares. If you choose not to exercise your subscription rights prior to the expiration of the rights offering, your relative ownership interest in our common stock will be diluted.

We may cancel the rights offering at any time prior to the expiration of the rights offering, and neither we nor the subscription agent will have any obligation to you except to return your exercise payments.

We may, in our sole discretion, decide not to continue with the rights offering or cancel the rights offering prior to the expiration of the rights offering. If the rights offering is cancelled, all subscription payments that the subscription agent has received will be returned, without interest, as soon as practicable.

If you do not act promptly and follow the subscription instructions, we may reject your exercise of subscription rights.

If you desire to purchase shares in the rights offering, you must act promptly to ensure that the subscription agent actually receives all required forms and payments before the expiration of the rights offering at [__] p.m., Eastern Time, on _________, 2013. If you are beneficial owner of shares, you must act promptly to ensure that your broker, custodian bank or other nominee holder acts for you and that all required forms and payments are actually received by the subscription agent before the expiration of the rights offering. We are not responsible if your broker, or other nominee holder, fails to ensure that the subscription agent receives all required forms and payments before the expiration of the rights offering. If you fail to complete and sign the required subscription forms, send an incorrect payment amount, or otherwise fail to follow the subscription procedures that apply to the exercise of your subscription rights prior to the expiration of the rights offering, the subscription agent may reject your subscription or accept it only to the extent of the payment received. Neither we nor our subscription agent undertake any responsibility to contact you concerning an incomplete or incorrect subscription form or payment, nor are we under any obligation to correct such forms or payment. We have the sole discretion to determine whether a subscription exercise properly complies with the subscription procedures.

If we do not generate the desired level of capital from the rights offering, we may try to raise additional capital and can give no assurance as to what the cost of that capital may be.

If we do not complete the rights offering or raise sufficient capital in the rights offering, we may have to sell additional securities in order to generate the desired capital. We may seek to raise additional capital through additional offerings of our common stock, preferred stock, securities convertible into common stock, or rights to acquire such securities or our common stock. The issuance of any additional shares of common stock or convertible securities in a subsequent offering could be substantially dilutive to stockholders of our common stock. Dilution is the difference between what you pay for your stock and the net tangible book value per share immediately after the additional shares are sold by us. Holders of our shares of common stock have no preemptive rights as a matter of law that entitle them to purchase their pro-rata share of any offering or shares of any class or series. The market price of our common stock could decline as a result of additional sales of shares of our common stock or the perception that such sales could occur.

New investors also may have rights, preferences, and privileges that are senior to, and that could adversely affect, our then current stockholders. For example, preferred stock would be senior to shares of our common stock.

We cannot predict or estimate the amount, timing, or nature of our future offerings. Thus, our stockholders bear the risk of our future offerings diluting their stock holdings, adversely affecting their rights as stockholders, and/or reducing the market price of our common stock.

You will not receive any interest on funds submitted by you to the Subscription Agent in the event all or a portion of such funds are returned to you for any reason.

Funds delivered to and held by the subscription agent will be held in escrow in a segregated, non-interest bearing account. As a result, no interest will be earned on such funds while they are held pending the expiration of the rights offering. Any funds returned to you in the event of the cancellation of the rights offering, overpayment of the subscription price in connection with the basic subscription right or over-subscription privilege or otherwise will be returned to you without interest thereon.

Our position for U.S. federal income tax consequences on the receipt of the subscription rights may not be sustained by the Internal Revenue Service.

A risk exists as to the value, if any, of the subscription right. If the value is more than 15% of the value of the common stock, or you elect to allocate basis to the subscription right, a risk exists that the IRS may challenge the value of the subscription right, which could affect the amount of gain or loss recognized on the sale of particular shares of our common stock owned by you. The Company has not sought any third party appraisal for guidance on the value of the subscription rights.

Risks Related to Blue Valley

Our operations may be adversely affected if we are unable to maintain and increase our deposit base and secure adequate funding.

We fund our banking and lending activities primarily through demand, savings and time deposits and, to a lesser extent, lines of credit, sale/repurchase facilities from various financial institutions, securities sold under agreement to repurchase and FHLBank borrowings. The success of our business depends in part on our ability to maintain and increase our deposit base and our ability to maintain access to other funding sources. Our inability to obtain funding on favorable terms, on a timely basis, or at all, would adversely affect our operations and financial condition.

The loss of our key personnel could adversely affect our operations.

We are a relatively small organization and depend on the services of all of our employees. Our growth and development to date has depended in a large part on a few key employees who have primary responsibility for maintaining personal relationships with our largest customers. The unexpected loss of services of one or more of these key employees could have a material adverse effect on our operations. Our key employees are Robert D. Regnier, Mark A. Fortino, Bruce A. Easterly, and Bonnie M. McConnaughy. Each of these persons is an officer of the Bank. We do not have written employment or non-compete agreements with any of these key employees; however, if employment was terminated, Mr. Regnier would lose 16,930 Blue Valley Ban Corp. Restricted Stock Awards and Mr. Fortino, Mr. Easterly, and Ms. McConnaughy would each lose 1,600 of Blue Valley Ban Corp. Restricted Stock Awards. We carry bank owned life insurance policies on each of these executive officers.

Changes in interest rates may adversely affect our earnings and cost of funds.

Changes in interest rates affect our operating performance and financial condition in diverse ways. A substantial part of our profitability depends on the difference between the rates we receive on loans and investments and the rates we pay for deposits and other sources of funds. Our net interest spread will depend on many factors that are partly or entirely outside our control, including competition, federal monetary and fiscal policies, and economic conditions generally. Historically, net interest spreads for many financial institutions have widened and narrowed in response to these and other factors, which are often collectively referred to as “interest rate risk.” We try to minimize our exposure to interest rate risk, but are unable to eliminate it. As discussed on page [77], we use an asset/liability modeling system to analyze our current sensitivity to instantaneous and permanent changes in interest rates. The system simulates our asset and liability base and projects future net interest income results under several interest rate assumptions. This allows management to view how changes in interest rates will affect the spread between the yield received on assets and the cost of deposits and borrowed funds. Among other strategies, we attempt to mitigate the risk from increases in interest rates by maintaining a significant level of adjustable rate loans in our portfolio, and attempt to mitigate the risk from declines in interest rates by implementing rate floors for our adjustable rate loan portfolio and managing our level of fixed rate liabilities. As illustrated in the Interest-Rate Sensitivity Analysis on page [78], as of September 30, 2013, approximately 57% of our loan portfolio has variable rates, and approximately 51% of our loan portfolio matures or reprices in 90 days or less. As a result of the number of adjustable rate loans in our portfolio, increases in interest rates will expose us to greater risk of delinquencies and defaults on such loans, which could lead to decreased earnings. In addition, increased interest rates may decrease the number of loans that we originate, which could also lead to decreased earnings.

Because our business is concentrated in the Kansas City MSA, a downturn in the economy of the Kansas City MSA may adversely affect our business.

Our success is dependent to a significant extent upon the general economic conditions in the Kansas City MSA, including Johnson County, Kansas, and, in particular, the conditions for the medium- and small-sized businesses that are the focus of our customer base. Adverse changes in economic conditions in the Kansas City MSA, including Johnson County, Kansas, could impair our ability to collect loans, reduce our growth rate and have a negative effect on our overall financial condition.

If our allowance for loan losses is insufficient to absorb losses in our loan portfolio, it will adversely affect our financial condition and results of operations.

Some borrowers may not repay loans that we make to them. This risk is inherent in the banking business. Like all financial institutions, the Company maintains an allowance for loan losses to absorb probable loan losses in our loan portfolio. The level of the allowance reflects management’s continuing evaluation of industry concentrations, specific credit risks, loan loss experience, current loan portfolio credit quality, economic and regulatory conditions and unidentified losses inherent in the current loan portfolio. However, we cannot predict loan losses with certainty, and we cannot assure you that our allowance will be sufficient to cover our future loan losses. Loan losses in excess of our reserves would have a material adverse effect on our financial condition and results of operations.

In addition, various regulatory agencies, as an integral part of the examination process, periodically review our loan portfolio. These agencies may require us to add to the allowance for loan losses based on their judgments and interpretations of information available to them at the time of their examinations. If these agencies require us to increase our allowance for loan losses, our earnings will be adversely affected in the period in which the increase occurs.

Our concentration of loans secured by real estate may continue to adversely affect our financial condition and results of operations.

As of September 30, 2013, approximately $132.8 million, or 32.69% of our loan portfolio, represented commercial real estate loans and approximately $51.0 million, or 12.54%, of our loan portfolio consisted of residential mortgage loans. A downturn in the real estate market, the deterioration in the value of collateral, and the local and national economic recessions would adversely affect our customers’ ability to sell or refinance real estate and repay their loans. In the event we are required to foreclose on a property securing one of our mortgage loans, or otherwise pursue remedies in order to protect our investment, we may be unable to recover enough value from the collateral to prevent a loss.

We may incur significant costs if we foreclose on environmentally contaminated real estate.

If we foreclose on a defaulted real estate loan to recover our investment, we may be subject to environmental liabilities in connection with the underlying real property. It is also possible that hazardous substances or wastes may be discovered on these properties during our ownership or after they are sold to a third party. If they are discovered on a property that we have acquired through foreclosure or otherwise, we may be required to remove those substances and clean up the property. We may have to pay for the entire cost of any removal and clean-up without the contribution of any other third parties. We may also be liable to tenants and other users of neighboring properties. These costs or liabilities may exceed the fair value of the property. In addition, we may find it difficult or impossible to sell the property prior to or following any environmental clean-up.

The Bank is subject to possible future repurchase and indemnification demands on mortgage loans previously sold to investors.

The Bank is subject to possible future repurchase and indemnification demands for future losses realized by investors for alleged breaches of representations and warranties on mortgage loans previously sold to investors. The financial services industry has been materially and adversely impacted by a prolonged period of negative economic conditions , including, but not limited to, high levels of unemployment, declines in asset values, as well as delinquencies and defaults on loans. These defaults on loans include, but are not limited to, possible “strategic defaults” which are characterized by borrowers that appear to have the financial means to meet the debt service requirements of their loans, however, elect not to do so because the value of the assets securing their debts may have declined below the amount of the debt or in consideration of statutory restrictions which impede a lender’s ability to exercise prudent collection efforts or foreclose in an efficient manner. The Company’s consolidated financial statements have been prepared using values and information currently available to the Company; however, there can be no assurance that the impact of these conditions will cease or reverse to mitigate possible risk of future potential losses by the Bank.

If we are not able to compete effectively in the highly competitive banking industry, our business will be adversely affected.

Our business is extremely competitive. Many of our competitors are, or are affiliates of, enterprises that have greater resources, name recognition and market presence than we do. Some of our competitors are not regulated as extensively as we are and, therefore, may have greater flexibility in competing for business. Some of these competitors are subject to similar regulation but have the advantages of established customer bases, higher lending limits, extensive branch networks, numerous ATMs, and more ability to absorb the costs of maintaining technology or other factors.

Blue Valley and the Bank are subject to extensive governmental regulation.

Blue Valley and the Bank are subject to extensive governmental regulation. Blue Valley, as a bank holding company, is regulated primarily by the Federal Reserve Bank. The Bank is a commercial bank chartered by the State of Kansas and regulated by the Federal Reserve, the Federal Deposit Insurance Corporation, and the OSBC. These federal and state bank regulators have the ability, should the situation require, to impose significant regulatory and operational restrictions as well as levy monetary fines and/or penalties upon us and the Bank. Any such restrictions imposed by federal and state bank regulators could affect the profitability of the Blue Valley and the Bank.

The Company and Bank have entered into an agreement with the Federal Reserve Bank of Kansas City, which requires us to dedicate a significant amount of resources to complying with the agreement and may have a material adverse effect on our operations and the value of our securities.

The Board of Directors of the Company and the Bank entered into a written agreement with the Federal Reserve Bank of Kansas City as of November 4, 2009. This agreement was a result of an examination that was completed by the regulators in May 2009, and related primarily to the Bank’s asset quality. Under the terms of the agreement, the Company and the Bank agreed, among other things, to submit an enhanced written plan to strengthen credit risk management practices and improve the Bank’s position on past due loans, classified loans, and other real estate owned; review and revise its allowance for loan and lease loss methodology and maintain an adequate allowance for loan loss; maintain sufficient capital at the Company and Bank level; and improve the Bank’s earnings and overall condition. The Company and Bank also agreed not to increase or guarantee any debt, purchase or redeem any shares of stock or declare or pay any dividends without prior written approval from the Federal Reserve Bank. The Company and the Bank substantially complied with all terms of the written agreement.

As a result of a November 12, 2012 regulatory examination, which noted the improved financial condition of the Company and the Bank, satisfactory risk management processes, and senior management oversight, as well as full compliance with all actionable provisions of the Written Agreement, the Federal Reserve Bank of Kansas City terminated the November 4, 2009 Written Agreement and, effective January 11, 2013, replaced it with the MOU. The MOU’s purpose is to maintain the financial soundness of the Company and the Bank, and provides among other things, the Company and the Bank will continue to work on improvement of asset quality, maintain an adequate allowance for loan losses, maintain adequate capital, improve earnings, and not declare or pay any dividends or increase or guarantee any debt without prior written approval from the Federal Reserve Bank and the OSBC.

If the Company and Bank do not comply with the MOU, we could be subject to the assessment of civil money penalties, further regulatory sanctions, or other regulatory enforcement actions.

We are not paying dividends on our common stock and are deferring distributions on our preferred stock and subordinated debentures, and are otherwise restricted from paying cash dividends on our common stock. The failure to resume paying dividends and distributions may adversely affect us.

Under the terms of the MOU, prior regulatory approval is currently required before to the payment of any dividends by the Bank. In prior years, the Company has relied on dividends from the Bank to assist in making debt service and dividend payments. There is no assurance that the Company will resume paying dividends on its common stock. Even if the Company resumes paying dividends, future payment of cash dividends on its common stock, if any, will be subject to the prior payment of all unpaid dividends and deferred distributions on the Subordinated Debentures and the Fixed Rate Cumulative Preferred Stock. All dividends are declared and paid at the discretion of the Company’s Board of Directors and are dependent upon our liquidity, financial condition, results of operations, capital requirements and such other factors as our Board of Directors may deem relevant.

The Company has also agreed at the request of the Federal Reserve Bank of Kansas City to defer interest payments and not pay dividends on the Subordinated Debentures without prior regulatory approval in an effort to preserve capital. As a result, the Company has deferred the payment of quarterly interest related to the Subordinated Debentures issued by BVBC Capital Trust III since March 31, 2009 and the payment of quarterly interest related to the Subordinated Debentures issued by BVBC Capital Trust II since April 24, 2009. In addition, at the request of the Federal Reserve Bank of Kansas City, the Company has deferred the payment of quarterly dividends on the Fixed Rate Cumulative Preferred Stock since May 15, 2009. The Company requested and has been granted prior approval from the Federal Reserve Bank of Kansas City to use the proceeds from this offering to pay the deferred interest due on the Subordinated Debentures issued by BVBC Capital Trust II and BVBC Capital Trust III. This will improve our earnings by eliminating double interest and compounding interest on these debentures. See the section of this prospectus captioned “Use of Proceeds,” for more details.

The Fixed Rate Cumulative Preferred Stock carries a 5% per year cumulative preferred dividend rate, payable quarterly. The dividend rate increases to 9% beginning with the May 15, 2014 quarterly payment, which will cause our quarterly dividend to increase from $271,875 to $493,375. Dividends compound if they accrue and are not paid. Failure by the Company to pay dividends on the Fixed Rate Cumulative Preferred Stock is not an event of default. However, a failure to pay a total of six preferred share dividends, whether or not consecutive, gives the holders of the Fixed Rate Cumulative Preferred Stock the right to elect two directors to the Company’s Board of Directors. That right continues until the Company pays all dividends in arrears. As of October 31, 2013, the Company has deferred 18 dividend payments. In 2012, the holder of the Fixed Rate Cumulative Preferred Stock elected James L. Gegg to serve on the Company’s Board of Directors. This board seat was terminated in 2013 upon completion of the auction of our Fixed Rate Cumulative Preferred Stock by the Treasury to private investors, almost all of whom we have been advised have waived their right to elect directors. In recognition of Mr. Gegg’s valuable contributions, the Board of Directors subsequently appointed Mr. Gegg to fill a vacancy on the Board. As of September 31, 2013 and December 31, 2012, the Company had accrued $5.5 million and $4.5 million, respectively, for dividends and interest on the Fixed Rate Cumulative Preferred Stock.

As of October 31, 2013, the Company has deferred 19 scheduled quarterly interest payments on the Subordinated Debentures issued by BVBC Capital Trust III and 19 scheduled quarterly interest payments on the Subordinated Debentures issued by BVBC Capital Trust II. Deferral of more than 20 consecutive quarterly interest payments on the Subordinated Debentures would constitute an event of default, giving the trustee or holders of the Subordinated Debentures the right to declare the principal amount due and payable immediately. If the trustee or holders of the Subordinated Debentures were to declare the principal amount due and payable immediately, such event would result in a material adverse effect on the financial condition of the Company. As of September 30, 2013 and December 31, 2012, the Company had accrued $3.9 million and $3.2 million, respectively, for interest on the Subordinated Debentures. As discussed above, the Company requested and has been granted prior approval from the Federal Reserve Bank of Kansas City to use the proceeds from this offering to pay the deferred interest due on the Subordinated Debentures issued by BVBC Capital Trust II and BVBC Capital Trust III. This will improve our earnings by eliminating double interest and compounding interest on these debentures.

Confidential customer information transmitted through the Bank’s online banking service is vulnerable to security breaches and computer viruses, which could expose the Bank to litigation and adversely affect its reputation and ability to generate deposits.

The Bank provides its customers with the ability to bank online. The secure transmission of confidential information over the Internet is a critical element of online banking. The Bank’s network could be vulnerable to unauthorized access, computer viruses, phishing schemes and other security problems. The Bank may be required to spend significant capital and other resources to protect against the threat of security breaches and computer viruses, or to mitigate damage caused by security breaches or viruses. To the extent that the Bank’s activities or the activities of its customers involve the storage and transmission of confidential information, security breaches and viruses could expose the Bank to claims, litigation and other possible liabilities. Any inability to prevent security breaches or computer viruses could also cause existing and potential customers to lose confidence in the Bank’s systems and could adversely affect its reputation and its ability to retain and/or grow deposits.

Risks Related to Investment in our Common Stock

We are an “Emerging Growth Company,” and any decision on our part to comply only with certain reduced disclosure requirements applicable to Emerging Growth Companies could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act enacted in April 2012, and, for as long as we continue to be an “emerging growth company,” we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an “emerging growth company” for up to five years after the completion of this offering, although if the market value of our common stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time or if we have total annual gross revenues of $1 billion or more during any fiscal year before that time, we would cease to be an “emerging growth company” as of the end of that fiscal year, or if we issue more than $1 billion in non-convertible debt in a three-year period, we would cease to be an “emerging growth company” immediately. We cannot predict if investors will find our common stock less attractive if we choose to rely on these exemptions. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and our stock price may be more volatile.

Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. As a result, our financial statements may not be comparable to other public companies that are not emerging growth companies.

Limited trading activity for shares of our common stock may contribute to price volatility.

While our common stock is quoted on the OTCQB, there has been limited trading activity in our common stock. The average monthly trading volume of our common stock over the past 12 months has been approximately 4,000 shares. Due to the limited trading activity of our common stock, relatively small trades may have a significant impact on the price of our common stock.

Future sales of our common stock could further depress the price of our common stock.

We cannot predict what effect, if any, future sales of our common stock, or the availability of shares for future sale, may have on the trading price of our common stock. Future sales of shares of our common stock by our existing stockholders or by us, or the perception that such sales may occur, could adversely affect the market price of shares of our common stock and may make it more difficult for you to sell your shares of our common stock at a time and price that you deem appropriate.

Our management and directors will hold a large portion of our common stock.

We anticipate that our directors, executive officers and their affiliates, will at a minimum purchase that number of shares of common stock in this rights offering that will allow them to maintain the percentage of our common stock they currently hold and could increase the percentage of our common stock they own. As a result, as a group our directors and executive officers will beneficially own approximately 2,169,000 shares of our common stock, or approximately 43.92%, of our total outstanding shares assuming we sell 2,000,000 shares of stock in the rights offering. We also expect that certain of our officers and directors, along with certain stockholders known to the Company, will if necessary, subscribe for additional shares of common stock in the aggregate amount necessary to raise the minimum gross proceeds. As a result, our management and directors, if acting together, may be able to influence or control matters requiring approval by our stockholders, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions.

Management and the directors may also have interests that differ from yours and may vote in a way that is adverse to your interests. The concentration of ownership may delay, prevent or deter a change-in-control, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

Your shares of common stock will not be an insured deposit.

The shares of our common stock that you purchase in this offering will not be a bank deposit and will not be insured or guaranteed by the FDIC or any other government agency. Your investment will be subject to investment risk, and you must be capable of affording the loss of your entire investment.

THE RIGHTS OFFERING

The Subscription Rights

We are distributing, at no charge, to the record holders of each share of our common stock, either as a holder of record or, in the case of shares held of record by custodian banks, brokers, dealers, or other nominees on your behalf, as a beneficial owner of such shares, as of 5:00 p.m., Eastern Time, on October 29, 2013, the record date, non-transferable subscription rights. The subscription rights entitle the holders of our common stock to purchase a maximum of approximately 2,000,000 shares of our common stock for an aggregate purchase price of approximately $10,000,000.

Basic Subscription Rights of Common Stockholders.

As a common stockholder, you are entitled to receive a subscription right for each whole share of our common stock you owned on the record date. For each basic subscription right you hold, you may purchase 0.6805   shares of our common stock. Fractional shares of our common stock resulting from the exercise of the basic subscription right will be eliminated by rounding down to the nearest whole share, with the total subscription payment being adjusted accordingly.

If you purchase stock in the rights offering by submitting a subscription rights certificate and payment, your new shares will be delivered in book entry by the Subscription Agent as soon as practicable after the expiration of the rights offering; however, we will not be able to begin calculations for any oversubscription pro rata allocations and adjustments until three days after the expiration time of the rights offering, which is the latest date for our stockholders to deliver the subscription rights certificate according to the guaranteed delivery procedures. If your shares are held by your nominee, and you participate in the rights offering, you will not receive a stock certificate for your new shares. Your nominee will be credited with the shares of common stock you purchase in the rights offering as soon as practicable after the expiration of the rights offering.

Oversubscription Rights of Common Stockholders.

In the event that you purchase all of the shares of our common stock available to you pursuant to your basic subscription rights, you may also choose to purchase a portion of any shares of our common stock that our other stockholders do not purchase, and that we elect to sell, through the exercise of their basic subscription rights. The number of shares of our common stock that you purchase pursuant to this oversubscription right will be determined on a pro rata basis. The proration process will be repeated until all shares of common stock have been allocated.

For example, assume there are 100 shares available for purchase pursuant to the over-subscription privilege and there are two stockholders who have timely and fully exercised their basic subscription rights. Stockholder A held 50 shares as of the record date and has requested the purchase of an additional 50 shares pursuant to the over-subscription privilege. Stockholder B held 150 shares as of the record date and has requested the purchase of an additional 150 shares pursuant to the over-subscription privilege. Together, stockholders A and B held 200 shares as of the record date for the rights offering.

•	Stockholder A would receive 25 additional shares pursuant to the over-subscription privilege, calculated as:
o	50 divided by 200 (50 plus 150) equals 0.25
o	100 multiplied by 0.25 equals 25
•	Stockholder B would receive 75 additional shares pursuant to the over-subscription privilege, calculated as:
o	150 divided by 200 (50 plus 150) equals 0.75
o	100 multiplied by 0.75 equals 75

To properly exercise your over-subscription right, you must deliver the subscription payment related to your over-subscription privilege before the expiration of the rights offering. Because we will not know the total number of unsubscribed shares before the rights offering expires, if you want to maximize the number of shares you may purchase pursuant to the over-subscription rights, you will need to deliver payment in an amount equal to the aggregate subscription price for the maximum number of shares that may be available to you.

We can provide no assurances that you will actually be entitled to purchase the number of shares of common stock issuable upon the exercise of your over-subscription privilege in full at the expiration of the rights offering. If there is an insufficient number of shares available to fully satisfy the oversubscription requests of rightsholders, each subscription rightsholder who exercised their oversubscription right will receive the available shares pro rata, rounded down to the nearest whole share number, as described above. Any excess subscription payments will be returned, without interest or deduction, promptly after the expiration of this rights offering.

As described above for the basic subscription right, we will not issue fractional shares through the exercise of oversubscription rights.

Reason for the Offering / Use of Proceeds

We are conducting the rights offering to improve our earnings by eliminating double interest and compounding interest. We will achieve this goal by bringing current all previously accrued and unpaid dividends on the Subordinated Debentures, with any additional proceeds to be used for general corporate purposes. Our Board of Directors has chosen to raise capital through a rights offering to give our stockholders the opportunity to limit ownership dilution from a capital raise by allowing our current stockholders to purchase additional shares of our common stock. We cannot determine the amount of dilution that a stockholder will experience or whether the rights offering will be successful. See the section of this prospectus captioned, “Use of Proceeds” for more details.

Minimum and Maximum Offering Amounts

The rights offering is conditioned upon the receipt of minimum gross proceeds of $5.0 million. The rights offering is subject to a limit of $10.0 million in gross proceeds, including any oversubscription rights that we, in our sole discretion, elect to honor.

Withdrawal and Cancellation

We may, in our sole discretion, decide not to continue with the rights offering or cancel the rights offering prior to the expiration of the rights offering. If the rights offering is cancelled, all subscription payments that the subscription agent has received will be returned, without interest, as soon as practicable.

Effect of Rights Offering on Existing Stockholders

If you choose not to exercise your subscription rights prior to the expiration of the rights offering, your relative ownership interest in our common stock will be diluted. We cannot determine the amount of dilution that a stockholder will experience or whether the rights offering will be successful. See section captioned, “DILUTION” for more details.

Cancellation, Modification or Revocation of Subscription Rights

Once you submit a subscription, you may neither cancel, modify or revoke it.

Subscription Agent and Information Agent

We have retained American Stock Transfer & Trust Company, LLC to act as the subscription agent and AST Phoenix Advisors to act as the information agent for the rights offering. The process for you to follow in communicating with American Stock Transfer & Trust Company, LLC and AST Phoenix Advisors is set forth in the section of this prospectus captioned “QUESTIONS AND ANSWERS ABOUT THE RIGHTS OFFERING.”

Method and Mode of Payment

If your shares are held in the name of a broker, or other nominee holder, then you should send your subscription documents, subscription rights certificate, notices of guaranteed delivery, and subscription payment to that record holder. If you are the record holder, then you should send your subscription documents and subscription payment to the subscription agent at:

By Mail, By Hand, or By Overnight Courier
American Stock Transfer & Trust Company, LLC
Operations Center
Attn: Reorganization Department
6201 15th Avenue
Brooklyn, NY 11219

You are solely responsible for completing delivery to the subscription agent of your subscription documents and subscription payment. We urge you to allow sufficient time for delivery of your subscription materials to the subscription agent so that they are received by the subscription agent by 5:00 p.m., Eastern Time, on _______, 2013.

If you send a payment that is insufficient to purchase the number of shares you requested, or if the number of shares you requested is not specified in the forms, the payment received will be applied to exercise your subscription rights to the fullest extent possible based on the amount of the payment received, subject to our decision to sell shares under the oversubscription right and the elimination of fractional shares. Any excess subscription payments received by the subscription agent will be returned, without interest, as soon as practicable following the expiration of the rights offering.

As described in the subscription rights certificate, payments submitted to the subscription agent must be made in full United States currency by:

·	personal or certified check to American Stock Transfer & Trust Company, LLC, drawn upon a United States bank; or
·	wire transfer of immediately available funds to accounts maintained by American Stock Transfer & Trust Company, LLC

Expiration Date

The rights offering will commence on ______________, 2013. The rights offering will remain open for [16] days after commencement, and the rights will expire at 5:00 p.m., Eastern Time, on ________, 2013 unless we extend the rights offering. We reserve the right to extend the rights offering at our discretion for a period not to exceed 45 additional days beyond ________, 2013, in which event the term “expiration time” will mean the latest date and time to which the rights offering has been extended. We will make a public announcement of any extension by issuing a press release prior to 9:00 a.m., Eastern Time, on the next business day after the previously scheduled expiration time. In addition, if the commencement of the rights offering is delayed, the expiration time of the rights offering will be similarly delayed. In that event, we will notify you by issuing a press release.

Subscription Price

Each whole subscription right entitles you to purchase 0.6805 of a share of our common stock at the subscription price of $5.00 per share. In determining the subscription price, our Board of Directors considered a number of factors, including: the price at which our stockholders might be willing to participate in the rights offering, historical and current trading prices for our common stock, the need for liquidity and capital, potential market conditions, and the desire to provide an opportunity to our stockholders to participate in the rights offering on a pro rata basis. In conjunction with its review of these factors, our Board of Directors also reviewed our history and prospects, including our past and present earnings, our prospects for future earnings, our current financial condition and regulatory status. The subscription price is not necessarily related to our book value, net worth or any other established criteria of value and may or may not be considered the fair value of our common stock. You should not assume or expect that, after this offering, our shares of common stock will trade at or above the $5.00 per   share purchase price.

Notice to Nominees

If you are a broker, dealer, custodian bank or other nominee holder of shares of our common stock for the account of others on the record date, you should notify the beneficial owners of the shares for whom you are the nominee of the rights offering as soon as possible to learn their intentions with respect to exercising their subscription rights. You should obtain instructions from the beneficial owners of our common stock. If a registered holder of our common stock so instructs, you should complete the rights certificate and submit it to the Subscription Agent with the proper subscription payment by the expiration date. You may exercise the number of subscription rights to which all beneficial owners in the aggregate otherwise would have been entitled had they been direct holders of our common stock on the record date, provided that you as the nominee record holder, make a proper showing to the Subscription Agent by submitting the subscription rights form which is provided with your rights offering materials. If you did not receive this form, you should contact the Subscription Agent immediately to request a copy.

Beneficial Owners

If you are a beneficial owner of shares of our common stock, you will receive your subscription rights through a broker, dealer, custodian bank or other nominee we will ask your nominee to notify you of the rights offering. To indicate your intent to exercise your subscription rights, you will need to have your nominee act for you, as described above. To indicate your decision with respect to your subscription rights, you should follow the instructions of your nominee. If you wish instead to obtain a separate rights certificate, you should contact your nominee as soon as possible and request that a rights certificate be issued to you. You should contact your nominee if you do not receive notice of the rights offering, but you believe you are entitled to participate in the rights offering. We are not responsible if you do not receive the notice by mail, or otherwise from your nominee or if you receive notice without sufficient time to respond to your nominee, which may be before the 5:00 p.m., Eastern Time, ________, 2013 expiration date .

Nontransferability of Subscription Rights

You may not transfer your subscription rights.

Validity of Subscriptions

We will resolve all questions regarding the validity and form of the exercise of your subscription rights, including time of receipt and eligibility to participate in the rights offering. Our determination will be final and binding. Once made, subscriptions and directions are irrevocable, and we will not accept any alternative, conditional or contingent subscriptions or directions. We reserve the absolute right to reject any subscriptions or directions improperly submitted or in the case where acceptance would be unlawful. You must resolve any irregularities in connection with your subscriptions before the subscription period expires, unless we waive them in our sole discretion. Neither we nor the Subscription Agent is under any duty to notify your or your representative of any defects in your subscriptions. A subscription will be considered accepted, subject to our right to withdraw or cancel the rights offering, only when the Subscription Agent receives a properly completed and duly executed subscription rights certificate and any other required documents and the full subscription payment. Our interpretations of the terms and conditions of the rights offering will be final and binding.

Acceptance of Subscriptions

We are not making the rights offering in any state or other jurisdiction in which it is unlawful to do so. In addition, we are not distributing the subscription rights or accepting any offers to purchase any shares of our common stock from the exercise of the subscription rights to any holder that is a resident of any state or other jurisdiction where such holder would be prohibited from exercising the subscription rights or where we would be prohibited from distributing the subscription rights or accepting any offers to purchase shares of our common stock. If you are a resident of any such state or jurisdiction, you will not be eligible to participate in the rights offering and we will not accept your subscription.

No Recommendation to the Holders of Subscription Rights

Our Board of Directors is making no recommendation as to whether you should subscribe for shares pursuant to either your basic right or your oversubscription right.

Fees and Expenses

We will pay all fees charged by the Subscription Agent. We are not charging any fee or sales commission to issue subscription rights to you or to issue shares of common stock to you if you exercise your subscription rights (other than the subscription price). If you exercise your subscription rights through your broker, dealer custodial bank or other nominee record holder of your shares, you are responsible for paying any fees they may charge you.

Financial Advisor

We have entered into an agreement with KBW pursuant to which they are acting as our financial advisor in connection with the rights offering. We have agreed to pay certain fees to, and expenses of, KBW. We have also agreed to indemnify KBW and its affiliates against certain claims, liabilities and expenses related to or arising in connection with the rendering by KBW of its services.

THE COMPANY

Our Market Area

The Bank operates primarily as a community bank, serving the banking needs of small- and medium-sized companies and individuals in the Kansas City MSA. Specifically, our trade area consists of Johnson County, Kansas. We believe that coupling our strategy of providing exceptional customer service and local decision making with attractive market demographics has led to the historical growth of our total assets and deposits.

The income levels and growth rate of Johnson County, Kansas compare favorably to national averages. Johnson County’s population growth rate ranks in the top 8.85% of counties nationally, and its per capita income ranks in the top 1.34% of counties nationally. Johnson County is also a significant banking market in the State of Kansas and in the Kansas City MSA. According to available industry data, as of June 30, 2013, total deposits in Johnson County, including those of banks, thrifts and credit unions, were approximately $15.2 billion, which represented 23.53% of total deposits in the state of Kansas and 33.30% of total deposits in the Kansas City MSA. We have less than 1% share of the deposits in the Kansas City MSA and approximately 3.00% of the total deposits in Johnson County, Kansas.

As our founders anticipated, the trade area surrounding our main banking facility in Overland Park, Kansas has become one of the most highly developed retail areas in the Kansas City MSA. Our Olathe, Kansas facility is located approximately 10 miles southwest of our main office. We opened our Olathe branch in 1994 when we acquired the deposits of the Olathe branch of a failed savings and loan association. We made this acquisition because it was located in a contiguous market area and we believed that it represented a stable deposit base. In 2001, the operations of this branch were moved across the street into a more suitable location which the Bank acquired. The Shawnee, Kansas banking facility is approximately 20 miles northwest of our headquarters location. We opened our Shawnee grocery branch for the convenience of our existing customers in Shawnee, and to expand our market presence in Shawnee. During the first quarter of 2001, construction of our free-standing banking facility in Shawnee, Kansas was completed and operations commenced. The Leawood, Kansas banking facility is approximately 5 miles southeast of our headquarters location. We opened our Leawood grocery branch during October of 2002 to expand our market presence in Leawood. In 2002, we also acquired land for a 20,000 square foot branch and office building in Leawood. In the second quarter of 2004 we completed construction of our freestanding banking facility in Leawood and operations commenced in that facility. During 2003 we acquired an office building in Overland Park, Kansas approximately 1 mile northwest of our headquarters location. During 2010, the Company listed the office building for lease or possible sale. In addition to leasing space at this location to tenants, we have currently consolidated our bank operations at this location. The Lenexa, Kansas banking facility is approximately 7 miles northwest of our headquarters location. The Lenexa facility was opened in February 2007 when we acquired Unison Bancorp, Inc., and its subsidiary, Western National Bank. We made this acquisition to continue our expansion in Johnson County and to establish our first presence in the Lenexa market.

Lending Activities

Overview

Our principal loan categories include commercial, commercial real estate, construction, home equity and residential mortgages. We also offer a variety of consumer loans and infrequently engage in lease financing. Our primary source of interest income is interest earned on our loan portfolio. As of September 30, 2013, our loans represented approximately 64.21% of our total assets, our legal lending limit to any one borrower was $18.7 million, and our largest single borrower as of that date had outstanding loans of $12.2 million.

From the Company’s inception, we were successful in expanding our loan portfolio because of the commitment of our staff and the economic growth in our area of operation. Our staff has significant experience in lending and has been successful in offering our products to both potential and existing customers. We believe that we have been successful in maintaining our customers because of our staff’s attentiveness to their financial needs and the development of professional relationships with them. We strive to become a strategic business partner with our customers, not just a source of funds.

We conduct our lending activities pursuant to the lending administration policies adopted by our Board of Directors. These policies currently require the approval of our loan committee of all commercial credits in excess of $1.5 million and all real estate credits in excess of $2.5 million. Commercial loans up to $1.5 million and real estate loans up to $2.5 million can generally be approved by the Bank’s President with two loan administration officers. Our management information systems and loan review policies are designed to monitor lending sufficiently to ensure adherence to our loan policies. The following table shows the composition of our loan portfolio at September 30, 2013.

Loan Portfolio

	As of September 30, 2013
	Amount	Percent
	(In thousands)
Commercial	$115,207	28.36%
Commercial real estate	132,825	32.69%
Construction	50,957	12.54%
Home equity	45,152	11.11%
Residential real estate	45,341	11.16%
Lease financing	8,307	2.05%
Consumer	8,510	2.09%
Total loans and leases	406,299	100.00%
Less allowance for loan losses	6,778
Loans receivable, net	$399,521

Commercial Loans

As of September 30, 2013, approximately $115.2 million, or 28.36%, of our loan portfolio, represented commercial loans. The Bank has developed a strong reputation in providing and servicing small business and commercial loans. The commercial portfolio is the result of the business development efforts of the Bank’s seasoned commercial lending staff, our complementary product and services mix and our reputation. Commercial loans have historically been a significant portion of our loan portfolio and we expect to continue our emphasis on this loan category.

The Bank’s commercial lending activities historically have been directed to small and medium-sized companies in or near Johnson County, Kansas, with annual sales generally between $100,000 and $20 million. The Bank’s commercial customers are primarily firms engaged in manufacturing, service, retail, construction, distribution and sales with significant operations in our market areas. The Bank’s commercial loans are primarily secured by real estate, accounts receivable, inventory and equipment, and the Bank may seek to obtain guarantees from principal parties related to the borrower for its commercial loans. The Bank primarily underwrites its commercial loans on the basis of the borrower’s cash flow, financial condition and ability to service the debt, as well as the value of any underlying collateral and the financial capacity of any guarantors.

Included in commercial loans are Small Business Administration (SBA) loans which totaled approximately $1.8 million, or 1.55% of commercial loans, at September 30, 2013. In the event of default, the SBA guarantees the repayment of a portion of the principal on these loans, plus accrued interest on the guaranteed portion of the loan. Of the $1.8 million in SBA loans, $1.3 million was government guaranteed. Under the Federal Small Business Act, the SBA may guarantee up to 85% of qualified loans of $150,000 or less and up to 75% of qualified loans in excess of $150,000, up to a maximum loan amount of $5.0 million to any one borrower. The Bank is approved to participate in the SBA Certified Lender, SBA Express and Patriot Express Programs and is an active SBA lender in our market area.

Commercial lending is subject to risks specific to the business of each borrower. In order to mitigate these risks, we seek to understand the business of each borrower, place appropriate value on any guarantee or collateral pledged to secure the loan, and govern the advance and repayment of principal as well as structure the loan amortization to maintain the adequacy of the value of any collateral during the term of the loan.

Commercial Real Estate Loans

The Bank also makes loans to provide permanent financing for commercial facilities, retail and office buildings and churches. As of September 30, 2013, approximately $132.8 million, or 32.69% of our loan portfolio, represented commercial real estate loans. Our commercial real estate loans are underwritten on the basis of the appraised value of the property securing the loan, the cash flow and financial condition of the borrowing entity and property securing the loan, and the financial condition and capacity of guarantors.
Risks inherent in commercial real estate lending are related to the market value of the property securing the loan, the underlying cash flows, secondary repayment sources and documentation. Commercial real estate lending generally involves more risk than residential real estate lending because loan balances may be greater and repayment is dependent on the cash flows from the property securing the loan and/or the borrower’s operations. We attempt to mitigate these risks by carefully assessing property values, analyzing the primary source(s) of cash flow servicing the loan, analyzing financial condition and capacity of guarantors and adhering to our lending and underwriting policies and procedures.

Construction Loans

Our construction loans include loans to home building contractors and other companies and consumers for the construction of single-family and multi-family properties and commercial buildings, such as retail and office buildings as well as land development. As of September 30, 2013, approximately $51.0 million, or 12.54% of our loan portfolio, represented real estate construction loans. The builder and developer loan portfolio has been a consistent material component of our loan portfolio over our history. The Bank’s experience and reputation in this area has enabled the Bank to focus on relationships with a smaller number of select builders. Construction loans are made to qualified developers and builders to develop land for construction of residential and commercial buildings as well as to build houses to be sold following construction, pre-sold houses and model houses . These loans are generally underwritten based on several factors, including the reputation, experience, financial condition and capacity of the borrowing entity, the ratio of the loan balance to the appraised value of the property securing the loan, and general conditions of the real estate market with respect to the subdivision and surrounding area obtained from an independent third party. Construction loans are also made to individuals for houses to be constructed by builders with whom the Bank generally has an existing relationship. Such loans are made on the basis of the borrower’s financial condition and capacity, the loan to value ratio, the reputation of the builder, and the borrower’s pre-qualification for permanent financing. During the four years ending December 31, 2012, the Bank had experienced a decline in originations of construction loans from levels experienced previous to that period, specifically in residential real estate construction and land development, as a result of the continued decline in the real estate industry and the continued slowdown in new housing construction.

Risks related to construction lending include decline in the market value for the completed project, reasonableness of the construction budget, ability of the borrower to fund unforeseen cost variances over the construction budget, and the borrower’s ability to liquidate and repay the loan at a point when the loan-to-value ratio is the greatest. Among other factors, the Bank seeks to manage these risks by ensuring, throughout the construction process, that the loan to value ratio of the loan does not exceed acceptable levels, ensuring that funds disbursed are within parameters set by the original construction budget, and by properly documenting and analyzing each construction draw.

Home Equity Loans

As of September 30, 2013, our home equity loans totaled $45.2 million, or 11.11% of our loan portfolio. Home equity loans are generally secured by second liens on residential real estate. Home equity loans are subject to the same risks as other loans to individuals, including the financial strength and capacity of the borrower. The Bank attempts to mitigate these risks by carefully analyzing, verifying and documenting the borrower’s credit qualifications, employment stability, monthly income, and understanding and documenting the value of the collateral.

Residential Real Estate Loans

Our residential real estate loan portfolio consists primarily of first and second mortgage loans secured by residential properties. As of September 30, 2013, $45.3 million, or 11.16%, of our loan portfolio consisted of residential mortgage loans. The terms of these loans typically include monthly payments based on a 15 to 30 year amortization with 3 to 7 year balloon payments to mitigate interest rate risk, and they accrue interest at a fixed or variable rate. These products and terms enable us to offer credit to individuals who are self-employed or have significant income from S-corporations, limited liability companies, partnerships or investments. These individuals are often unable to satisfy the underwriting criteria permitting the sale of their mortgages into the secondary market.

In addition, we originate residential mortgage loans with the intention of selling these loans in the secondary market. During the nine months ending September 30, 2013, we originated approximately $46.3 million of residential mortgage loans held for sale, and we sold approximately $52.0 million in the secondary market. During the twelve months ending December 31, 2012, we originated approximately $83.5 million of residential mortgage loans held for sale, and we sold approximately $81.5 million in the secondary market. We originate conventional first mortgage loans through referrals from real estate brokers, builders, developers and prior customers as well as through our Internet websites. The origination of a mortgage loan from the date of initial application through closing normally takes 15 to 60 days. To reduce interest rate risk on mortgage loans sold in the secondary market, we typically acquire forward commitments from investors prior to loan closing.

Our mortgage loan credit review process is consistent with the standards set by traditional secondary market sources. The lender reviews the appraised value, credit report, debt service ratios, and other credit information gathered during the underwriting process in accordance with various laws and regulations governing real estate lending. Loans originated by the Bank are sold with servicing released to maximize per loan profits while minimizing the risks and costs associated with retaining servicing rights. Commitments are typically obtained from the purchasing investor on a loan-by-loan basis on a 30, 45 or 60-day delivery commitment. Interest rates are generally committed to the borrower when a rate commitment is obtained from the investor. Loans are funded by the Bank and purchased by the investor within 30-45 days following closing pursuant to commitments obtained from the investor. We sell conventional FHA, VA, USDA conforming and jumbo loans that are available to the Bank from the various secondary market investors for cash on a limited recourse basis. Consequently, foreclosure losses on all sold loans are primarily the responsibility of the investor and not that of the Bank. In our recent experience, the Bank has not been required to repurchase significant amounts of loans. The Bank did not repurchase any loans during the nine months ending September 30, 2013 and during the two years ending December 31, 2012, the Company repurchased one loan from an investor for which no losses have been recognized.

As with other loans to individuals, the risks related to residential mortgage loans primarily include the sufficiency of the value of collateral securing the loan and the financial condition and capacity of the borrower. The Bank attempts to manage these risks by performing a pre-funding underwriting that includes analyzing, verifying and documenting the borrower’s credit qualifications, employment stability, monthly income, identification and verification of the source and amount of down payments as well as analyzing and documenting the value of the collateral.

Lease Financing

Our lease portfolio includes capital leases that we have originated and leases that we have acquired from brokers or third parties. As of June 30, 2013, our lease portfolio totaled $9.5 million, or 2.33%, of our total loan portfolio. We provide lease financing for a variety of equipment and machinery, including office equipment, heavy equipment, telephone systems, tractor trailers and computers. Lease terms are generally from three to five years. We have provided lease financing in the past and will continue to do so on an infrequent basis for customers who maintain an ongoing relationship with the Bank through participation in other Bank product offerings. Our leases are generally

Our lease portfolio includes capital leases that we have originated and leases that we have acquired from brokers or third parties. As of September 30, 2013, our lease portfolio totaled $8.3 million, or 2.05%, of our total loan portfolio. We provide lease financing for a variety of equipment and machinery, including office equipment, heavy equipment, telephone systems, tractor trailers and computers. Lease terms are generally from three to five years. We have provided lease financing in the past and will continue to do so on an infrequent basis for customers who maintain an ongoing relationship with the Bank through participation in other Bank product offerings. Our leases are generally underwritten based on several factors, including the overall credit worthiness, experience, current financial condition and capacity of the lessee, the amount of the financing to collateral value, and general conditions of the market.

The primary risks related to our lease portfolio are the value of the collateral securing the lease and specific risks related to the business of each borrower. To address these risks, we attempt to understand the business of each borrower, value the underlying collateral appropriately and structure the lease amortization to ensure that the value of the collateral exceeds the lease balance during the term of the lease.

Consumer Loans

As of September 30, 2013, our consumer loans totaled $8.5 million, or 2.09% of our total loan portfolio. A substantial part of this amount consisted of installment loans to individuals in our market area. Installment lending offered directly by the Bank in our market area includes loans secured by automobiles and recreational vehicles, as well as home improvement loans, unsecured lines of credit and other loans to individuals. Consumer loans are subject to the same risks as other loans to individuals, including the financial condition and capacity of the borrower. In addition, some consumer loans are subject to the additional risk that the loan is unsecured. For loans that are secured, the underlying collateral may be rapidly depreciating and may not provide an adequate source of repayment if we are required to repossess the collateral. The Bank attempts to mitigate these risks by requiring a down payment and carefully analyzing, verifying and documenting the borrower’s credit qualifications and monthly income as well as analyzing and documenting the value of the collateral.

Investment Activities

The objectives of our investment policies are to:

• secure the safety of principal;

• provide adequate liquidity;

• provide securities for use in pledging for public funds or repurchase agreements; and

• maximize after-tax income.

We conduct our investing activities pursuant to an Investment Policy adopted by our Board of Directors. The Investment Policy establishes guidelines and objectives for permissible types of investments, liquidity management, investment maturities, and investment portfolio administration. The Company invests primarily in obligations of agencies of the United States and bank qualified municipal bonds issued by state and local political subdivisions. Although direct obligations of the United States are permitted by our Investment Policy, we currently do not hold any in our portfolio. In order to ensure the safety of principal, the Company does not invest in sub-prime mortgages and typically does not invest in corporate debt or other securities even though they are permitted by our Investment Policy. In addition, we may enter into federal funds transactions with our principal correspondent banks, and depending on our liquidity position, may act as a net seller or purchaser of these funds. The sale of federal funds is effectively a short-term loan from us to another financial institution; while conversely, the purchase of federal funds is effectively a short-term loan from another financial institution to us.

Deposit Services

The principal sources of funds for the Bank are core deposits from the local market areas surrounding the Bank’s banking centers, including demand deposits, interest-bearing transaction accounts, money market accounts, savings deposits and time deposits. Transaction accounts include interest-bearing and non-interest-bearing accounts, which provide the Bank with a source of fee income, a low-cost source of funds and cross-marketing opportunities. Since 2001, the Bank has realized deposit growth from commercial checking accounts. While these accounts do not earn interest, many of them receive an earnings credit on their average balance to offset the cost of other services provided by the Bank. The Bank introduced its Performance Checking product in 2007, which has proven to be an attractive product in our market area as it pays a higher rate than most checking accounts as long as the customer meets certain signature based debit card transactional requirements and at least one direct deposit or ACH debit within each statement qualification cycle. In February 2011, the Bank introduced the Ultimate Checking product which has also been an attractive product in our market area. The Ultimate Checking product is an interest-bearing demand product that pays a higher tiered rate of interest based on certain signature based debit card transactional requirements, the dollar amount of signature based debit card transactions and the customer’s acceptance of e-statements. The Bank realizes non-interest income from the signature based debit card transactions that, when netted against the cost of the rate paid to the customer, results in a very attractive cost of funds for the Bank. The Bank also offers a money market account which is a daily access account that bears a tiered rate of interest and allows for limited check-writing ability. We believe transaction and money market accounts provide a stable source of funding for the Bank and provide us with the potential to cross-sell additional services to these account holders.

Time deposits and savings accounts also provide a relatively stable customer base and source of funding. Due to the nature and behavior of these deposit products, management reviews and analyzes our pricing strategy in comparison not only to competitor rates, but also in comparison to alternative funding sources. In setting deposit rates, management also considers profitability, the matching of term lengths of funding sources with assets, the attractiveness to customers, and rates offered by our competitors. The Bank is a member of the Certificate of Deposit Account Registry Service (“CDARS”) and Promontory Interfinancial Network Insured Cash Sweep (“ICS”) service which effectively provides depositors with Federal Deposit Insurance Corporation (“FDIC”) insurance on amounts in excess of FDIC insurance coverage limits, which is currently $250,000 per insured capacity, of certificate of deposits through CDARS, and demand and money market deposit accounts through ICS. CDARS and ICS allows the Bank to break large deposits into smaller amounts and place them in a network of other CDARS and ICS banks to reach full FDIC insurance coverage on the entire deposit account balance.

Investment Brokerage Services

In 1999, the Bank began offering investment brokerage services through an unrelated broker-dealer. These services are currently offered at all of our locations. Currently, four individuals responsible for providing these services are joint employees of the Bank and the registered broker-dealer. As of September 30, 2013, the Bank’s investment brokerage services had assets under administration of approximately $106.5 million. Investment brokerage services provide a source of fee income for the Bank. For the nine months ended September 30, 2013 and 2012, the amount of our fee income generated from investment brokerage services was $370,000 and $312,000, respectively. For the year ending December 31, 2012, the amount of our fee income generated from investment brokerage services was $434,000.

Trust Services

The Bank began offering trust services in 1996. Until 1999, the Bank’s trust services were offered exclusively through the employees of an unaffiliated trust company. The Bank hired a full-time officer in 1999 to develop the Bank’s trust business and the trust department now has three full-time officers. Trust services are marketed to both existing Bank customers and new customers. We believe that the ability to offer trust services as a part of our financial services to customers of the Bank presents a significant cross-marketing opportunity. The services currently offered by the Bank’s trust department include the administration of personal trusts, investment management agency accounts, self-directed individual retirement accounts, qualified retirement plans, corporate trust accounts and custodial trust accounts. As of September 30, 2013, the Bank’s trust department administered 282 accounts, with assets under administration of approximately $155.3 million. Trust services provide the Bank with a source of fee income and additional deposits. For the nine months ended September 30, 2013 and 2012, the amount of our gross fee income from trust services was $413,000 and $399,000, respectively. For the year ending December 31, 2012, the amount of our gross fee income from trust services was $543,000.

Competition

The Bank encounters competition primarily in seeking deposits and in obtaining loan customers. The level of competition for deposits in our market area is high. Our principal competitors for deposits are other financial institutions within a few miles of our locations including other banks, savings institutions and credit unions. Competition among these institutions is based primarily on interest rates offered, the quality of service provided, and the convenience and accessibility of products, services and delivery channels. Additional competition for depositors’ funds comes from U.S. government securities, private issuers of debt obligations and other providers of investment alternatives for depositors.

The Bank competes in our lending, investment brokerage and trust activities with other financial institutions, such as banks and thrift institutions, credit unions, automobile financing companies, mortgage companies, securities firms, investment companies and other finance companies. Many of our competitors are not subject to the same extensive federal regulations that govern bank holding companies and federally-insured banks and state regulations governing state-chartered banks. As a result, these non-bank competitors have some advantages over the Bank in providing certain products and services. Many of the financial institutions with which we compete are larger and possess greater financial resources, name recognition and market presence.

Trademarks

As of September 30, 2013 the Bank had the following registered trademarks:

BANK OF BLUE VALLEY
DEPOSIT I.T.
INTERNETMORTGAGE.COM

Employees

As of September 30, 2013, the Bank had 162 employees, of which 150 were full time. The Company and its other subsidiaries do not have any employees. None of the Bank’s employees are subject to a collective bargaining agreement. We consider the Bank’s relationship with its employees to be excellent.

Available Information

Our website address is http://www.bankbv.com. Information included to or referred to on our website is not incorporated by reference in or otherwise a part of this report. Financial information, including our annual reports can be obtained free of charge from our website.

Regulation and Supervision

The Company and its subsidiaries are extensively regulated under both federal and state laws. Laws and regulations to which the Company and the Bank are subject govern, among other things, the scope of business, investments, reserve levels, capital levels relative to operations, the nature and amount of collateral for loans, the establishment of branches, mergers and consolidations and the payment of dividends. These laws and regulations are intended primarily to protect depositors, not stockholders. Any change in applicable laws or regulations may have a material effect on the Company’s business and prospects, and legislative and policy changes may affect the Company’s operations. The Company cannot predict the nature or the extent of the effects on its business and earnings that fiscal or monetary policies, economic controls or new federal or state legislation may have in the future.

The following references to statutes and regulations affecting the Company and the Bank are brief summaries only and do not purport to be complete and are qualified in their entirety by reference to the actual statutes and regulations.

Applicable Legislation

The enactment of the legislation described below has affected the banking industry generally and will have an on-going effect on Blue Valley Ban Corp. and its subsidiaries.

Dodd-Frank Wall Street Reform and Consumer Protection Act.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) was signed into law on July 21, 2010. The Dodd-Frank Act resulted in sweeping changes in the regulation of financial institutions aimed at strengthening the sound operation of the financial services sector. The Dodd-Frank Act provides for the following, among other provisions:

•
Establishes a new oversight regulator, the Financial Stability Oversight Council, to monitor the financial system for systemic risk and to determine which entities pose significant risk, as well as monitor financial regulatory proposals and standards.

•
Centralizes responsibility for consumer financial protection by creating a new agency, the Consumer Financial Protection Bureau, with broad powers to enforce consumer protection laws and ensure that markets for consumer financial products and services are fair, transparent and competitive.

•
Amends Sarbanes-Oxley Act 404(b) to make permanent the temporary exemption for smaller reporting companies (filers with less than $75 million in market cap – Blue Valley Ban Corp. is a smaller reporting company) to comply with the independent auditor attestation requirement on the company’s evaluation of the effectiveness of internal controls over financial reporting.

•
Changes the assessment base for FDIC insurance assessments from the amount of total domestic deposits to average consolidated total assets less average tangible equity (Tier 1 Capital) and sets a target size for the Deposit Insurance Fund.

•	Permanently increases the FDIC deposit insurance per depositor from $100,000 to $250,000.

•	Repeals the federal prohibitions on the payment of interest on demand deposits, thus permitting depository institutions to pay interest on business transactions and other accounts.

•
Requires the Federal Reserve to issue rules to limit the amount of any debit card interchange fee that an issuer may receive or charge with respect to electronic debit card transactions to be reasonable and proportional to the cost incurred by the issuer with respect to the transaction. Cards issued by banks with less than $10 billion in assets are to be exempt from this requirement, thus Blue Valley Ban Corp. would be exempt from this requirement.

•
Implements corporate governance revisions for public companies, including proxy access requirements for stockholders and stockholder non-binding vote on executive compensation and “golden parachute’ payments.

•
Restricts the ability of banks to apply trust preferred securities toward regulatory capital requirements. However, Tier 1 Capital treatment for trust preferred securities issued before May 19, 2010 is grandfathered for bank holding companies with less than $15 billion in total assets. Blue Valley Ban Corp.’s Subordinated Debentures are grandfathered under this provision.
•
Mortgage reform and anti-predatory lending provision places new regulations on mortgage originators to ensure a borrower’s ability to repay and imposes new disclosure requirements and appraisal reforms.

The specific impact of the Dodd-Frank Act on our current activities and our financial performance will depend on the manner in which the relevant agencies develop and implement required rules and the reaction of market participants to these regulatory developments. Many provisions of the Dodd-Frank Act are subject to rulemaking and will take effect over several years, thus making it difficult to assess the overall financial impact on us, our customers or the financial industry.

Emergency Economic Stabilization Act of 2008.

The Emergency Economic Stabilization Act of 2008 (the “EESA”) was signed into law on October 3, 2008. This legislation was principally designed to allow the Treasury and other government agencies to take action to restore liquidity and stability to the U.S. financial system. This legislation authorized the Treasury through the Troubled Asset Relief Program to purchase from financial institutions and their holding companies up to $700 billion in mortgage loans and certain other financial assets, including debt and equity securities issued by financial institutions and their holding companies. The Treasury allocated $250 billion to the Troubled Asset Relief Program (“TARP”) Capital Purchase Program (“CPP”). The CPP was designed to attract broad participation by healthy institutions, to stabilize the financial system, and to increase lending for the benefit of the U.S. economy. As part of the CPP, the Treasury purchased debt and equity securities from participating institutions. Qualified participants could sell an equity interest to the Treasury up to 3% of its risk-weighted assets. These equity instruments constitute Tier 1 Capital for eligible institutions. The Company’s Board of Directors approved the Company’s participation in the program, and the Company entered into a Securities Purchase Agreement – Standard Terms on December 5, 2008. Pursuant to the agreement, the Company issued and sold to the Treasury 21,750 shares of Fixed Rate Cumulative Perpetual Preferred Stock, along with a ten year warrant to purchase 111,083 shares of the Company’s common stock, for a total cash price of $21.75 million. On October 21, 2013, the Fixed Rate Cumulative Preferred Stock was auctioned by the Treasury for $21.26 million. As a result, the Fixed Rate Cumulative Preferred Stock is now held by third party investors unaffiliated with the U.S. government and except for certain certification and disclosure requirements we are no longer subject to the rules and regulations that were established with the CPP.

USA PATRIOT Act..

The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “USA PATRIOT Act”) was signed into law on October 26, 2001. This legislation enhances the powers of domestic law enforcement organizations and makes numerous other changes aimed at countering the international terrorist threat to the security of the United States. Title III of the legislation most directly affects the financial services industry. It is intended to enhance the federal government’s ability to fight money laundering by monitoring currency transactions and suspicious financial activities. The USA PATRIOT Act has significant implications for depository institutions involved in the transfer of money. Under the USA PATRIOT Act, a financial institution must establish due diligence policies, procedures, and controls reasonably designed to detect and report money laundering through correspondent accounts and private banking accounts. Financial institutions must follow regulations adopted by the Treasury to encourage financial institutions, their regulatory authorities, and law enforcement authorities to share information about individuals, entities, and organizations engaged in or suspected of engaging in terrorist acts or money laundering activities. Financial institutions must follow regulations setting forth minimum standards regarding customer identification. These regulations require financial institutions to implement reasonable procedures for verifying the identity of any person seeking to open an account, maintain records of the information used to verify the person’s identity, and consult lists of known or suspected terrorists and terrorist organizations provided to the financial institution by government agencies. Every financial institution must establish anti-money laundering programs, including the development of internal policies and procedures, designation of a compliance officer, employee training, and an independent audit function.

Gramm-Leach-Bliley Act.

The Gramm-Leach-Bliley Act was signed into law on November 12, 1999. This major banking legislation expands the permissible activities of bank holding companies by permitting them to engage in activities, or affiliate with entities that engage in activities, that are “financial in nature.” Activities that the Gramm-Leach-Bliley Act expressly deems to be financial in nature include, among other things, securities and insurance underwriting and agency, investment management and merchant banking. The Federal Reserve and the Treasury, in cooperation with one another, determine what additional activities are “financial in nature.” With certain exceptions, the Gramm-Leach-Bliley Act similarly expands the authorized activities of subsidiaries of national banks. The provisions of the Gramm-Leach-Bliley Act authorizing the expanded powers became effective March 11, 2000.

Bank holding companies that intend to engage in activities that are “financial in nature” must elect to become “financial holding companies.” Financial holding company status is only available to a bank holding company if all of its affiliated depository institutions are “well capitalized” and “well managed,” based on applicable banking regulations, and have a Community Reinvestment Act rating of at least “a satisfactory record of meeting community credit needs.” Financial holding companies and banks may continue to engage in activities that are financial in nature only if they continue to satisfy the well capitalized and well managed requirements. Bank holding companies that do not elect to be financial holding companies or that do not qualify for financial holding company status may engage only in non-banking activities deemed “closely related to banking” prior to adoption of the Gramm-Leach-Bliley Act. The Company voluntarily terminated its status as a financial holding company in June 2008 as the Company was no longer engaged in activities pursuant to the Bank Holding Company Act.

The Gramm-Leach-Bliley Act also calls for “functional regulation” of financial services businesses in which functionally regulated subsidiaries of bank holding companies will continue to be regulated by the regulator that ordinarily has supervised their activities. As a result, state insurance regulators will continue to oversee the activities of insurance companies and agencies, and the Securities and Exchange Commission will continue to regulate the activities of broker-dealers and investment advisers, even where the companies or agencies are affiliated with a bank holding company. Federal Reserve authority to examine and adopt rules regarding functionally regulated subsidiaries is limited.

The Gramm-Leach-Bliley Act imposed an “affirmative and continuing” obligation on all financial service providers (not just banks and their affiliates) to safeguard consumer privacy and requires federal and state regulators, including the Federal Reserve and the FDIC, to establish standards to implement this privacy obligation. With certain exceptions, the Gramm-Leach-Bliley Act prohibits banks from disclosing to non-affiliated parties any non-public personal information about customers unless the bank has provided the customer with certain information and the customer has had the opportunity to prohibit the bank from sharing the information with non-affiliates. The new privacy obligations became effective July 1, 2001.

The Gramm-Leach-Bliley Act has been and may continue to be the subject of extensive rule making by federal banking regulators and others.

Basel III Capital Requirements.

On July 2, 2013, the Board of Governors of the Federal Reserve System (“Board”) approved a final rule to establish a new comprehensive regulatory capital framework for all US banking organizations. On July 9, 2013, the final rule was approved (as an interim final rule) by the Federal Deposit Insurance Corporation (“FDIC”). The Regulatory Capitol Framework (Basel III) implements several changes to the US regulatory capital framework required by the Dodd-Frank Act. The new US capital framework imposes higher minimum capital requirements, additional capital buffers above those minimum requirements, a more restrictive definition of capital, and higher risk weights for various enumerated classifications of assets, the combined impact of which effectively results in substantially more demanding capital standards for US banking organizations.

The Basel III final rule establishes a new common equity tier 1 capital (“CET1”) requirement, an increase in the tier 1 capital requirement from 4.0% to 6.0% and maintains the current 8.0% total capital requirement. The new CET1 and minimum tier 1 capital requirements are effective January 1, 2015. In addition to these minimal capital ratios, the Basel final rule requires that all banking organizations maintain a “capital conservation buffer” consisting of common equity tier 1 capital (“CET1”) in an amount equal to 2.5% of risk-weighted assets in order to avoid restrictions on their ability to make capital distributions and to pay certain discretionary bonus payments to executive officers. Consequently, the capital conservation buffer effectively increases the minimum CET1 capital, tier 1 capital, and total capital requirements for US banking organizations to 7.0%, 8.5%, and 10.5%, respectively. Banking organizations with capital levels that fall within the buffer will be required to limit dividends, share repurchases or redemptions (unless replaced within the same calendar quarter by capital instruments of equal or higher quality), and discretionary bonus payments. The capital conservation buffer is phased in over a 5-year period beginning January 1, 2016.

As required by Dodd-Frank, the Basel III final rule requires that capital instruments such as trust preferred securities and cumulative preferred shares be phased-out of tier 1 capital by January 1, 2016, for banking organizations that had $15 billion or more in total consolidated assets as of December 31, 2009 and permanently grandfathers as tier 1 capital such instruments issued by these smaller entities prior to May 19, 2010 (provided they do not exceed 25 percent of tier 1 capital). The Subordinated Debentures are grandfathered under this provision.

The Basel III final rule provides banking organizations under $250 billion in total consolidated assets or under $10 billion in foreign exposures with a one-time “opt-out” right to continue excluding Accumulated Other Comprehensive Income from CET1 capital. The election to opt out must be made on the banking organization’s first Call Report filed after January 1, 2015.

The Basel III final rule requires that goodwill and other intangible assets (other than mortgage servicing assets), net of associated deferred tax liabilities (“DTLs”), be deducted from CET1 capital. Additionally, deferred tax assets (“DTAs”) that arise from net operating loss and tax credit carryforwards, net of associated DTLs and valuation allowances, are fully deducted from CET1 capital. However, DTAs arising from temporary differences that could not be realized through net operating loss carrybacks, along with mortgage servicing assets and “significant” (defined as greater than 10% of the issued and outstanding common stock of the unconsolidated financial institution) investments in the common stock of unconsolidated “financial institutions” are partially includible in CET1 capital, subject to deductions defined in the final rule.

Based on a preliminary assessment of the impact of Basel III and in consideration of the capital plan for the Company, management of the Company anticipates that the Company and Bank will be in compliance with the Basel III guidelines within the implementation periods.

Bank Holding Company Regulation

The Company is a registered bank holding company subject to periodic examination by the Federal Reserve and required to file periodic reports of its operations and such additional information as the Federal Reserve may require.

Investments and Activities.

A bank holding company must obtain approval from the Federal Reserve before:

•
Acquiring, directly or indirectly, ownership or control of any voting shares of another bank or bank holding company if, after the acquisition, it would own or control more than 5% of the shares of the bank or bank holding company (unless it already owns or controls the majority of the shares);

•	Acquiring all or substantially all of the assets of another bank or bank holding company; or

•	Merging or consolidating with another bank holding company.

The Federal Reserve will not approve any acquisition, merger or consolidation that would have a substantially anticompetitive result unless the anticompetitive effects of the proposed transaction are clearly outweighed by a greater public interest in meeting the convenience and needs of the community to be served. The Federal Reserve also considers capital adequacy and other financial and managerial factors in reviewing acquisitions or mergers.

With certain exceptions, a bank holding company is also prohibited from:

•	Acquiring or retaining direct or indirect ownership or control of more than 5% of the voting shares of any company that is not a bank or bank holding company; and

•	Engaging, directly or indirectly, in any business other than that of banking, managing and controlling banks or furnishing services to banks and their subsidiaries.

Bank holding companies may, however, engage in businesses found by the Federal Reserve to be “financial in nature,” as described above. Finally, subject to certain exceptions, the Bank Holding Company Act, the Change in Bank Control Act, and the Federal Reserve’s implementing regulations, require Federal Reserve approval prior to any acquisition of “control” of a bank holding company, such as Blue Valley Ban Corp. In general, a person or company is presumed to have acquired control if it acquires 10% of the outstanding shares of a bank or bank holding company and is conclusively determined to have acquired control if it acquires 25% or more of the outstanding shares of a bank or bank holding company.

Source of Strength.

The Federal Reserve expects the Company to act as a source of financial strength and support for the Bank and to take measures to preserve and protect the Bank in situations where additional investments in the Bank may not otherwise be warranted. The Federal Reserve may require a bank holding company to terminate any activity or relinquish control of a non-bank subsidiary (other than a non-bank subsidiary of a bank) upon the Federal Reserve’s determination that the activity or control constitutes a serious risk to the financial soundness or stability of any subsidiary depository institution of the bank holding company. Further, federal bank regulatory authorities have additional discretion to require a bank holding company to divest itself of any bank or non-bank subsidiary if the agency determines that divestiture may aid the depository institution’s financial condition. As of September 30, 2013, BVBC Capital Trust II and BVBC Capital Trust III are the Company’s only active direct subsidiaries that are not banks.

Capital Requirements.

The Federal Reserve uses capital adequacy guidelines in its examination and regulation of bank holding companies and banks. If the capital falls below minimum guideline levels, a bank holding company, among other things, may be denied approval to acquire or establish additional banks or non-bank businesses. The Federal Reserve’s capital guidelines establish a risk-based requirement expressed as a percentage of total risk-weighted assets and a leverage requirement expressed as a percentage of total average assets. The risk-based requirement consists of a minimum ratio of total capital to total risk-weighted assets of 8%, of which at least one-half must be Tier 1 capital (which consists principally of stockholders’ equity with adjustments for disallowed deferred tax assets). The leverage requirement consists of a minimum ratio of Tier 1 capital to total average assets of 4%.

The risk-based and leverage standards presently used by the Federal Reserve are minimum requirements, and higher capital levels may be required if warranted by the particular circumstances or risk profiles of individual banking organizations. Further, any banking organization experiencing or anticipating significant growth would be expected to maintain capital ratios, including tangible capital positions, which is Tier 1 capital less all intangible assets, well above the minimum levels.

Dividends.

The Federal Reserve has issued a policy statement concerning the payment of cash dividends by bank holding companies. The policy statement provides that a bank holding company experiencing earnings weaknesses should not pay cash dividends exceeding its net income or which could only be funded in ways that weakened the bank holding company’s financial health, such as by borrowing. The Federal Reserve also possesses enforcement powers over bank holding companies and their non-bank subsidiaries to prevent or remedy actions that represent unsafe or unsound practices or violations of applicable statutes and regulations. Among these powers is the ability to proscribe the payment of dividends by banks and bank holding companies. As a result of an agreement with the Federal Reserve Bank and the Office of the State Banking Commissioner of Kansas, prior regulatory approval is currently required prior to the payment of any dividends by the Company or Bank.

As long as the Fixed Rate Cumulative Preferred Stock is outstanding, dividend payments and repurchases or redemptions relating to certain equity securities are prohibited until all accrued and unpaid dividends are paid on preferred stock, subject to certain limited exceptions. At the request of the Federal Reserve Bank of Kansas City, the Company has deferred the payment of quarterly dividends on the Fixed Rate Cumulative Preferred Stock since May 15, 2009. The Fixed Rate Cumulative Preferred Stock carries a 5% per year cumulative preferred dividend rate, payable quarterly. The dividend rate increases to 9% beginning with the May 15, 2014 quarterly payment, which will cause our quarterly dividend to increase from $271,875 to $493,375. Dividends compound if they accrue and are not paid. Failure by the Company to pay dividends on the Fixed Rate Cumulative Preferred Stock is not an event of default. However, a failure to pay a total of six preferred share dividends, whether or not consecutive, gives the holders of the Fixed Rate Cumulative Preferred Stock the right to elect two directors to the Company’s Board of Directors. That right continues until the Company pays all dividends in arrears. As of October 31, 2013, the Company has deferred 18 dividend payments. In 2012, the holder of the Fixed Rate Cumulative Preferred Stock, elected James L. Gegg to serve on the Company’s Board of Directors. This board seat was terminated in 2013 upon completion of the auction of our Fixed Rate Cumulative Preferred Stock by the Treasury to private investors, almost all of whom have waived their right to elect directors. In recognition of Mr. Gegg’s valuable contributions, the Board of Directors subsequently appointed Mr. Gegg to the Board on a full-time basis. As of September 30, 2013 and December 31, 2012, the Company had accrued $5.5 million and $4.5 million, respectively , for dividends and interest on the Fixed Rate Cumulative Preferred Stock.

Bank Regulations

The Bank operates under a Kansas state bank charter and is subject to regulation by the Office of the State Bank Commissioner and the Federal Reserve Bank. The Office of the State Bank Commissioner and the Federal Reserve Bank regulate or monitor all areas of the Bank’s operations, including capital requirements, issuance of stock, declaration of dividends, interest rates, deposits, loans, investments, borrowings, record keeping, establishment of branches, acquisitions, mergers, information technology and employee responsibility and conduct. The Office of the State Bank Commissioner places limitations on activities of the Bank, including the issuance of capital notes or debentures and the holding of real estate and personal property, and requires the Bank to maintain a certain ratio of reserves against deposits. The Office of the State Bank Commissioner requires the Bank to file a report annually, in addition to any periodic report requested.

The Board of Directors of the Company and the Bank entered into a written agreement with the Federal Reserve Bank of Kansas City as of November 4, 2009. This agreement was a result of an examination that was completed by the regulators in May 2009, and related primarily to the Bank’s asset quality. Under the terms of the agreement, the Company and the Bank agreed, among other things, to submit an enhanced written plan to strengthen credit risk management practices and improve the Bank’s position on past due loans, classified loans, and other real estate owned; review and revise its allowance for loan and lease loss methodology and maintain an adequate allowance for loan loss; maintain sufficient capital at the Company and Bank level; and improve the Bank’s earnings and overall condition. The Company and Bank also agreed not to increase or guarantee any debt, purchase or redeem any shares of stock or declare or pay any dividends without prior written approval from the Federal Reserve Bank. The Company and the Bank substantially complied with all terms of the written agreement.
As a result of a November 12, 2012 regulatory examination, which noted the improved financial condition of the Company and the Bank, satisfactory risk management processes, and senior management oversight, as well as full compliance with all actionable provisions of the Written Agreement, the Federal Reserve Bank of Kansas City terminated the November 4, 2009 Written Agreement and, effective January 11, 2013, replaced it with a Memorandum of Understanding. The MOU’s purpose is to maintain the financial soundness of the Company and the Bank, and provides among other things, the Company and the Bank will continue to work on improvement of asset quality, maintain an adequate allowance for loan losses, maintain adequate capital, improve earnings, and not declare or pay any dividends or increase or guarantee any debt without prior written approval from the Federal Reserve Bank and the OSBC.

Deposit Insurance.

The FDIC, through its Deposit Insurance Fund, insures the Bank’s deposit accounts up to the applicable limits of the FDIC. The 2010 Dodd-Frank Wall Street Reform and Consumer Protection Act permanently raised the current standard maximum deposit insurance amount to $250,000. The FDIC bases deposit insurance premiums on each FDIC-insured institution based on the perceived risk each bank presents to its Deposit Insurance Fund. Each institution is assigned to one of the four risk categories based on its capital, supervisory ratings and other factors. In October 2010, the FDIC adopted a new deposit insurance fund restoration plan to ensure the fund reaches 1.35% by September 30, 2020, as required by the Dodd-Frank Act. Under the new restoration plan, the FDIC at least semi-annually will update its loss and income projections for the deposit insurance fund, and, if needed, will increase or decrease assessment rates, following notice, and recommend rulemaking if required.

In addition to deposit insurance premiums, institutions also pay an assessment based on insured deposits to service debt issued by the Financing Corporation (FICO assessment), a federal agency established to finance the recapitalization of the former Federal Savings and Loan Insurance Corporation. FICO assessment rate is adjusted quarterly to reflect changes in the assessment bases of the fund. The FDIC may terminate the deposit insurance of any insured depository institution if the FDIC determines, after a hearing, that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, order, or any condition imposed in writing by, or written agreement with, the FDIC. The FDIC may also suspend deposit insurance temporarily during the hearing process for a permanent termination of insurance if the institution has no tangible capital. Management is not aware of any activity or condition that could result in termination of the deposit insurance of the Bank.

Capital Requirements.

The FDIC has established the following minimum capital standards for state-chartered, insured non-member banks, such as the Bank: (1) a leverage requirement consisting of a minimum ratio of Tier 1 capital to total average assets of 4%; and (2) a risk-based capital requirement consisting of a minimum ratio of total capital to total risk-weighted assets of 8%, at least one-half of which must be Tier 1 capital. These capital requirements are minimum requirements, and higher capital levels may be required if warranted by the particular circumstances or risk profiles of individual institutions.

Tier 1 capital generally consists of equity capital and non cumulative perpetual preferred stock, adjusted for such items as net unrealized gains (losses) on available-for-sale securities, disallowed deferred tax assets and disallowed servicing assets. Total risk-based capital consists of Tier 1 capital (as defined above) plus allowance and loan losses up to a maximum of 1.25% of risk-weighted assets and certain permanent and maturing capital instruments that do not qualify as Tier 1 capital.

The federal banking regulators also have broad power to take “prompt corrective action” to resolve the problems of undercapitalized institutions. The extent of the regulators’ powers depends upon whether the institution in question is “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” or “critically undercapitalized.” Under the prompt corrective action rules, an institution is:

•
“Well capitalized” if the institution has a total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 6% or greater, and a leverage ratio of 5% or greater, and the institution is not subject to an order, written agreement, capital directive, or prompt corrective action directive to meet and maintain a specific capital level for any capital measure.

•	“Adequately capitalized” if the institution has a total risk-based capital ratio of 8% or greater, a Tier 1 risk-based capital ratio of 4% or greater, and a leverage ratio of 4% or greater.

•	“Undercapitalized” if the institution has a total risk-based capital ratio that is less than 8%, a Tier 1 risk-based capital ratio that is less than 4%, or a leverage ratio that is less than 4%.

•
“Significantly undercapitalized” if the institution has a total risk-based capital ratio that is less than 6%, a Tier 1 risk-based capital ratio that is less than 3%, or a leverage ratio that is less than 3%.

•	“Critically undercapitalized” if the institution has a ratio of tangible equity to total assets that is equal to or less than 2%.

As of September 30, 2013, the Bank had capital in excess of the regulatory requirements for a “well capitalized” institution.

The federal banking regulators must take prompt corrective action with respect to capital deficient institutions. Depending upon the capital category to which an institution is assigned, the regulators’ corrective powers include:

•	Placing limits on asset growth and restrictions on activities, including the establishment of new branches;

•	Requiring the institution to issue additional capital stock (including additional voting stock) or to be acquired;

•	Restricting transactions with affiliates;

•	Restricting the interest rate the institution may pay on deposits;

•	Requiring that senior executive officers or directors be dismissed;

•	Requiring the institution to divest subsidiaries;

•	Prohibiting the payment of principal or interest on subordinated debt; and

•	Appointing a receiver for the institution.

Companies controlling an undercapitalized institution are also required to guarantee the subsidiary institution’s compliance with the capital restoration plan subject to an aggregate limitation of the lesser of 5% of the institution’s assets at the time it received notice that it was undercapitalized or the amount of the capital deficiency when the institution first failed to meet the plan. The Federal Deposit Insurance Act generally requires the appointment of a conservator or receiver within 90 days after an institution becomes critically undercapitalized.

Federal Deposit Insurance Corporation Improvement Act.

The Bank, having over $500 million in total assets, is subject to requirements of Section 112 of the Federal Deposit Insurance Corporation Improvement Act (FDICIA 112). The primary purpose of FDICIA 112 is to provide a framework for early risk identification in financial management through an effective system of internal controls. Annual reporting requirements under FDICIA are as follows: (1) Annual audited financial statements; (2) Management report stating management’s responsibility for preparing the institution’s annual financial statements, establishing and maintaining an adequate internal control structure and procedures for financial reporting and for complying with laws and regulations, and assessment by management of the institution’s compliance with such laws and regulations; and (3) For insured depository institutions with consolidated total assets over $1.0 billion or more, the independent public accountant who audits the institution’s financial statements shall examine, attest to, and report separately on the assertion of management concerning the effectiveness of the institution’s internal control structure and procedures for financial reporting.

Insider Transactions.

The Bank is subject to restrictions on extensions of credit to executive officers, directors, principal stockholders or any related interest of these persons. Extensions of credit must be made on substantially the same terms, including interest rates and collateral as the terms available for third parties and must not involve more than the normal risk of repayment or present other unfavorable features. The Bank is also subject to lending limits and restrictions on overdrafts to these persons.

Community Reinvestment Act Requirements.

The Community Reinvestment Act (CRA) of 1977 requires that, in connection with examinations of financial institutions within their jurisdiction, the federal banking regulators must evaluate the record of the financial institutions in meeting the credit needs of their local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of those banks. These factors are also considered in evaluating mergers, acquisitions and applications to open a branch or facility. In its most recent CRA examination dated August 13, 2012, the Bank received a rating of “Satisfactory.”

State Bank Activities.

With limited exceptions, FDIC-insured state banks, like the Bank, may not make or retain equity investments of a rate or in an amount that are not permissible for national banks and also may not engage as a principal in any activity that is not permitted for a national bank or its subsidiary, respectively, unless the bank meets, and continues to meet, its minimum regulatory capital requirements and the FDIC determines that the activity would not pose a significant risk to the deposit insurance fund of which the bank is a member.

Regulations Governing Extensions of Credit.

The Bank is subject to restrictions on extensions of credit to the Company and on investments in the Company’s securities and using those securities as collateral for loans. These regulations and restrictions may limit the Company’s ability to obtain funds from the Bank for its cash needs, including funds for acquisitions and for payment of dividends, interest and operating expenses. Further, the Bank Holding Company Act and Federal Reserve regulations prohibit a bank holding company and its subsidiaries from engaging in various tie-in arrangements in connection with extensions of credit, leases or sales of property or furnishing of services.

Reserve Requirements.

Effective December 27, 2012, the Federal Reserve requires all depository institutions to maintain reserves against their transaction accounts. For net transaction accounts, the first $12.4 million is exempt from reserve requirements. A three percent reserve ratio will be assessed on net transaction accounts over $12.4 million up to and including $79.5 million. A ten percent reserve ratio is assessed on net transaction accounts in excess of $79.5 million (subject to adjustment by the Federal Reserve). The balances maintained to meet the reserve requirements imposed by the Federal Reserve may be used to satisfy liquidity requirements.

Other Regulations.

Interest and various other charges collected or contracted for by the Bank are subject to state usury laws and other federal laws concerning interest rates. The Bank’s loan operations are also subject to federal laws applicable to credit transactions. The Federal Truth in Lending Act governs disclosures of credit terms to consumer borrowers. The Home Mortgage Disclosure Act of 1975 requires financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves. The Equal Credit Opportunity Act prohibits discrimination on the basis of race, creed or other prohibited factors in extending credit. The Fair and Accurate Credit Transactions Act of 2003 governs the use and provision of information to credit reporting agencies. This act also requires financial institutions to establish reasonable procedures of identifying identity theft. The Fair Debt Collection Act governs the manner in which consumer debts may be collected by collection agencies. The various federal agencies charged with the responsibility of implementing these federal laws have adopted various rules and regulations. The deposit operations of the Bank are also subject to the Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records, the Electronic Funds Transfer Act, and Regulation E issued by the Federal Reserve to implement that Act, which govern automatic deposits to and withdrawals from the use of ATMs and other electronic banking services.

Properties

The Bank currently operates five full service banking centers in the Kansas City MSA, which includes our principal office located at 11935 Riley in Overland Park, Kansas. The portions of these premises not occupied by the Bank are leased to third parties. The following table sets forth the locations of the banking centers and other properties, dates opened, mortgage indebtedness, and occupancy dates:

Location	Year Occupied	Mortgage Indebtedness as of September 30, 2013	Occupancy
Overland Park Banking Center 11935 Riley Overland Park, KS *	1994	None	100%
Olathe Banking Center 1235 E. Santa Fe Olathe, KS **	2001	None	100%
Shawnee Banking Center 5520 Hedge Lane Terrace Shawnee, KS **	2001	None	100%
College Boulevard Office 7900 College Boulevard Overland Park, KS *	2003	None	25% by Bank 13% by Sublessor 62% Marketed for Sublease
Leawood Banking Center 13401 Mission Road Leawood, KS *	2004	None	46% by Bank 51% by Sublessor 3% Marketed for Sublease
Lenexa Banking Center 9500 Lackman Road Lenexa, KS **	2007	None	100%

* The building is owned by Blue Valley Building Corp.
** The building is owned by the Bank.

Legal Proceedings

We are periodically involved in routine litigation incidental to our business. We are not currently a party to any legal proceedings, nor are we aware of any threatened litigation, that we believe is likely to have a material adverse effect on our financial position, liquidity, or results of operations.

CAPITALIZATION

The following table shows: (i) our historical consolidated capitalization and selected financial ratios as of and for the period ending September 30, 2013; (ii) our historical consolidated capitalization and selected financial ratios as of and for the period ending September 30, 2013, as adjusted to give effect for the sale of the minimum number of shares of our common stock in the rights offering and the receipt of net proceeds of $4.3 million; and (iii) our historical consolidated capitalization and selected financial ratios as of and for the period ending September 30, 2013, as adjusted to give effect for the sale of the maximum number of shares of our common stock in the rights offering and the receipt of net proceeds of $9.3 million.

The data in the table includes the assumptions that approximately $3.9 million from the net proceeds from the rights offering will be used to bring current all previously accrued and unpaid dividends on our Subordinated Debentures, with the net remaining balance retained for general corporate purposes. We expect that accrued and unpaid dividends on our Subordinated Debentures will be approximately $4.1 million as of December 31, 2013.

You should read this table in conjunction with our consolidated financial statements and the notes to those statements included in this prospectus.

	As of and For the Nine Months Ended September 30, 2013
		Pro Forma With Deployment of Proceeds from
	Actual	$5 Million Rights Offering	$10 Million Rights Offering
Selected Financial Condition Data (at end of period)
Total assets	$632,806	$633,587	$638,587
Total liabilities	596,562	592,690	592,690
Total stockholders’ equity	36,244	40,897	45,897

Selected Financial Ratios and Other Data
Net income (annualized)	$1,603	$1,973	$1,973
Earnings per share (basic)	0.18	0.23	0.14
Earnings per share (diluted)	0.18	0.23	0.14

Capital Ratios (% except as otherwise noted):
Total equity to total assets	5.73	6.50	7.19
Total capital to risk-weighted assets ratio	12.71	13.59	14.42
Tier 1 capital to risk-weighted assets ratio	10.38	11.26	12.11
Tier 1 capital to average assets ratio	8.63	9.36	10.09
Book value per share	$4.94	$4.87	$4.89

SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents a summary of our consolidated financial data for the six months ending June 30, 2013 and for each of the five prior calendar years ending December 31. The information in these tables should be read in conjunction with our financial statements, the related notes, “Risk Factors,” “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The selected statements of financial condition and statements of income data, insofar as they relate to each of the five prior calendar years have been derived from our audited consolidated financial statements. The historical results are not necessarily indicative of the results to be expected for any future period.

	As of and For the Nine Months Ended September 30,		As of and For the Year Ended December 31,
	2013		2012	2011		2010	2009	2008

Selected Statement of Income Data
Interest income:
Interest and fees on loans	$ 15,627		$22,853	$25,277		$28,011	$33,996	$41,245
Federal funds sold and short-term investments	112		193	151		245	144	378
Available-for sale securities	1,140		1,097	1,202		1,825	1,943	3,375
Dividends on Federal Home Loan Bank
and Federal Reserve Bank Stock	154		240	225		222	211	265
Total interest and dividend income	17,033		24,383	26,855		30,303	36,294	45,263

Interest expense:
Interest-bearing demand deposits	$237		$700	$1,611		$2,343	$2,589	$1,394
Savings and money market deposit
accounts	207		291	346		438	490 `	2,402
Other time deposits	1,307		2,487	3,755		7,746	10,742	12,139
Funds borrowed and other interest-bearing liabilities	2,730		3,714	3,543		3,836	4,166	5,756
Total interest expense	4,481		7,192	9,255		14,363	17,987	21,691
Net interest income	12,522		17,191	17,600		15,940	18,307	23,572
Provision for loan losses	(1,700)		1,200	3,300		3,095	21,635	17,025
Net interest income (loss) after
provision for loan losses	14,252		15,991	14,300		12,845	(3,328)	6,567

Non-interest income:
Loans held for sale fee income	1,323		2,447	2,120		3,506	2,785	2,136
Service fees	2,585		3,452	3,220		3,083	3,250	3,299
Realized gains on available-for-sale
securities	127		-	-		885	346	702
Gain on settlement of litigation	-		-	-		-	-	1,000
Other income	1,144		1,535	984		1,145	1,664	1,010
Total non-interest income	5,179		7,434	6,324		8,619	8,045	8,147

Non-interest expense:
Salaries and employee benefits	7,961		10,587	10,955		11,753	12,272	12,500
Net occupancy expense	1,975		2,568	2,599		2,756	2,811	3,144
Goodwill impairment			-	-		-	-	4,821
Foreclosed asset expense	2,984		2,647	5,219		2,708	3,862	944
Other operating expense	5,312		7,506	7,851		8,550	8,896	7,360
Total non-interest expense	18,232		23,308	26,624		25,767	27,841	28,769
Income (loss) before income taxes	1,199		117	(6,000)		(4,303)	(23,124)	(14,075)
Provision (benefit) for income taxes	-		(150)	9,823		(1,561)	(8,514)	(3,824
Net Income	1,199		267	(15,823)		(2,742)	(14,610)	(10,251)
Dividends and Accretion on Preferred Stock	816		1,106	1,106		1,105	1,045	-
Net Income (Loss) to Common Stockholders	$383	$	$ (839)	$(16,929)	$	$(3,847)	$(15,655)	$(10,251)

Per Share Data
Basic earnings	$0.13		$(0.29)	$(6.03)		$(1.38)	$(5.68)	$(4.20)
Diluted earnings	0.13		(0.29)	(6.03)		(1.38)	(5.68)	(4.20)
Dividends	-		-	-		-	-	-
Book value, basic (at end of period)	4.94		6.20	6.60		12.66	14.09	19.97
Weighted average common shares
outstanding
Basic	2,907,584		2,855,566	2,806,299		2,773,039	2,754,419	2,438,809
Diluted	2,927,024		2,867,563	2,827,888		2,788,154	2,762,603	2,460,045
Dividend payout ratio	0.00%		0.00%	0.00%		0.00%	0.00%	0.00%

Selected Financial Condition Data
(at end of period)
Total available for-sale securities	$95,206	$77,845	$61,790	$63,640	$72,757	$68,681
Total mortgage loans held for sale, fair value	1,966	7,621	5,686	8,162	8,752	8,157
Total loans	406,299	415,671	435,843	492,454	554,111	662,401
Total assets	632,806	657,005	654,452	723,101	773,967	815,700
Total deposits	461,468	484,466	490,413	541,218	590,110	600,868
Funds borrowed and other interest-bearing liabilities	122,525	122,779	115,806	118,505	118,208	135,129
Total stockholders’ equity	36,244	39,815	40,455	57,164	60,603	76,439
Trust assets under administration	155,328	140,976	129,580	125,702	105,071	112,688

Selected Financial Ratios and Other Data
Performance Ratios (%):
Net Interest Margin (1)	2.99	2.92	2.91	2.23	2.43	3.20
Non-interest income to average assets	1.10	1.14	0.93	1.09	0.99	1.04
Non-interest expense to average assets	3.85	3.57	3.90	3.26	3.42	3.67
Net overhead ratio (2)	2.75	2.43	2.97	2.14	2.40	2.59
Efficiency ratio (3)	102.83	94.65	111.29	104.92	105.65	90.70
Return on average assets (4)	.025	0.04	(2.32)	(0.35)	(1.79)	(1.31)
Return on average equity (5)	3.09	(4.97)	(51.84)	(10.25)	(33.07)	(17.53)

Asset Quality Ratios (%):
Non-performing loans to total loans	0.90	1.16	2.58	6.16	6.30	6.54
Allowance for possible loan losses to:
Total loans	1.67	2.18	3.01	2.99	3.61	1.87
Non-performing loans	185.97	187.23	116.46	48.53	57.33	28.54
Net charge-offs to average loans	0.14	1.24	1.04	1.61	2.30	2.16
Non-performing loans to total assets	0.58	0.74	1.73	4.20	4.51	5.31
Non-performing assets to total assets	5.17	5.60	6.20	6.98	7.02	5.90
OREO to Non-performing assets	88.87	86.85	72.09	39.89	35.71	9.92
Texas Ratio (6)	47.01	69.43	78.92	77.44	73.73	51.50
Classified asset ratio (classified assets to Tier 1 Capital and ALLL	27.33	30.97	58.71	83.70	108.06	88.87

Balance Sheet Ratios (%):
Loans to deposits	88.04	85.80	89.48	90.99	93.90	110.24
Average interest-earning assets to
average interest-bearing liabilities	117.45	118.52	116.17	113.18	115.08	116.25

Capital Ratios-Consolidated (%):
Total equity to total assets	5.73	6.06	6.18	7.91	7.83	9.37
Total capital to risk-weighted assets ratio	12.71	12.01	12.08	12.66	12.54	13.82
Tier 1 capital to risk-weighted assets ratio	10.38	9.70	9.80	11.39	11.26	12.57
Tier 1 capital to average assets ratio	8.63	8.10	8.04	9.04	9.07	11.50
Average equity to average assets ratio	6.20	6.07	7.97	7.48	8.47	7.66

Capital Ratios-Bank (%):
Total equity to total assets	10.13	10.04	9.83	10.77	10.30	10.22
Total capital to risk-weighted assets ratio	14.44	13.37	12.98	13.15	12.67	12.22
Tier 1 capital to risk weighted assets ratio	13.18	12.11	11.72	11.88	11.39	10.97
Tier 1 capital to average assets ratio	10.95	10.08	9.61	9.41	9.16	10.00
Average equity to average assets ratio	10.37	9.91	11.16	10.01	10.42	10.74

(1)	Net interest income, on a full tax-equivalent basis, divided by average-earning assets.
(2)	Non-interest expense less non-interest income divided by average total assets
(3)	Non-interest expense divided by the sum of net interest income plus non-interest income.
(4)	Net income (loss) divided by average total assets.
(5)	Net loss available to common stockholders divided by average common equity.
(6)	The sum of non-performing assets and loans plus past due loans > 90 days divided by tangible equity capital plus the allowance for loan losses (Bank ratio)

MARKET PRICE AND DIVIDENDS ON OUR COMMON STOCK

Shares of our common stock traded on the OTCBB beginning in July 2002 under the symbol “BVBC.” Since 2012, transactions in our common stock have been quoted on the OTCQB. As of September 30, 2013, there were approximately 180 stockholders of record of our common stock. The following table sets forth the high and low prices of the Company’s common stock since the first quarter of 2011 based on closing stock price quotations provided by Yahoo.com. These prices reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

2013	2012	2011
Fiscal Quarter	High	Low	High	Low	High	Low
First
Second	$9.50	$4.50	$4.50	$4.00	$8.00	$6.50
Third	7.90	7.25	4.50	3.55	8.00	5.50
Fourth	7.55	6.26	4.50	3.55	8.00	4.80
	NA	NA	4.50	4.00	6.00	4.10

The closing price of the Company’s stock as of _______, 2013 was $_____.

DIVIDENDS

Our ability to pay dividends on our common stock is subject to our receipt of dividends from the Bank. The ability of the Bank to pay dividends, and thus our ability to pay dividends to our stockholders, is regulated by federal banking laws. In addition, if we elect to continue to defer interest payments on the Subordinated Debentures or Fixed Rate Cumulative Preferred Stock, we will be prohibited from paying dividends on our common stock during such deferral. As a result of the MOU entered into effective January 11, 2013, approval from the Federal Reserve Bank and OSBC is currently required prior to the payment of any dividends by the Company or the Bank. After the MOU is terminated and we have brought current our obligations under the terms of the Subordinated Debentures and Fixed Rate Cumulative Preferred Rate, our Board of Directors anticipates the ability to declare future dividends, subject to limitations imposed by regulatory capital guidelines and approval, as permitted by the Company’s profitability and liquidity. However, because of the debt obligations and regulatory constraints we do not anticipate paying cash dividends to our common stockholders in the fiscal year ending 2013, nor do we know when we will resume paying cash dividends.

DILUTION

The sales price for the common stock under this rights offering is slightly greater than the book value and tangible book value as of September 30, 2013. Assuming we sell the maximum amount of common stock issuable in connection with the rights offering, we will issue approximately 2,000,000 shares. Because certain of our directors and executive officers and certain Bank directors intend to purchase shares of our common stock, if you choose not to exercise your subscription rights prior to the expiration of the rights offering, your relative ownership interest in our common stock will be diluted. In particular, dilution will be experienced by any stockholder who does not exercise any of the basic subscription rights.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion is a summary of the material federal income tax consequences to U.S. Holders (as defined below) of our common stock of the receipt of subscription rights in the rights offering and the ownership, exercise and disposition of the subscription rights. This discussion is a summary and does not consider all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders in the light of their individual investment circumstances or to certain types of U.S. Holders that are subject to special tax rules, including partnerships, banks, financial institutions or other “financial services” entities, broker-dealers, insurance companies, tax-exempt organizations, regulated investment companies, real estate investment trusts, retirement plans, individual retirement accounts or other tax-deferred accounts, persons who use or are required to use mark-to-market accounting, persons that received our common stock in satisfaction of our prior indebtedness to such persons, persons that hold rights or our common stock as part of a “straddle,” a “hedge” or a “conversion transaction,” persons that have a functional currency other than the U.S. dollar, investors in pass-through entities, certain former citizens or permanent residents of the United States and persons subject to the alternative minimum tax. This discussion also does not address any federal non-income, state, local or foreign tax considerations to U.S. Holders, nor does it address any tax considerations to persons other than U.S. Holders. This summary assumes that U.S. Holders have held our common stock exclusively as a “capital asset” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the “Code.” This summary is based on the Code and applicable Treasury Regulations, rulings, administrative pronouncements and decisions as of the date hereof, all of which are subject to change or differing interpretations at any time with possible retroactive effect.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our common stock who is (1) a citizen or an individual resident of the United States; (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized, or treated as created or organized, in or under the laws of the United States or any political subdivision of the United States; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust (a) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust or (b) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If a partnership (or entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. In this event, the partner and partnership should consult their tax advisors concerning the tax treatment of the receipt of subscription rights in the rights offering and the ownership, exercise and disposition of the subscription rights.

EACH HOLDER OF OUR COMMON STOCK IS URGED TO CONSULT THEIR TAX ADVISOR REGARDING THE SPECIFIC FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX CONSIDERATIONS OF THE RECEIPT OF SUBSCRIPTION RIGHTS IN THE RIGHTS OFFERING AND THE OWNERSHIP, EXERCISE AND DISPOSITION OF THE SUBSCRIPTION RIGHTS.

Receipt, Exercise and Expiration of the Subscription Rights; Tax Basis and Holding Period of Shares Received upon Exercise of the Subscription Rights

You should not recognize taxable income for U.S. federal income tax purposes in connection with the receipt of subscription rights in the rights offering. If you allow the subscription rights received in the offering to expire, you should not recognize any gain or loss upon the expiration of the subscription rights. You also should not recognize any gain or loss upon the exercise of the subscription rights received in the rights offering, and the tax basis of the shares of our common stock acquired through the exercise of the subscription rights should equal the sum of the subscription price for the shares and your tax basis, if any, in the subscription rights.

Your tax basis in the subscription rights will generally be zero unless either (1) the fair market value of the subscription rights on the date the subscription rights are distributed is equal to or exceeds 15% of the fair market value on that date of our common stock with respect to which the subscription rights are received or (2) you elect, in your United States federal income tax return for the taxable year in which the subscription rights are received, to allocate part of the tax basis of the common stock to the subscription rights. In the case of (1) or (2) above, a portion of your basis in our common stock with respect to which the subscription rights are received will be allocated to the subscription rights in proportion to the respective fair market values of our common stock and the subscription rights on the date the subscription rights are distributed. The fair market value of the subscription rights on the date the subscription rights are distributed is uncertain, and Blue Valley has not obtained, and does not intend to obtain, an appraisal of the fair market value of the subscription rights on that date. In determining the fair market value of the subscription rights, you should consider all relevant facts and circumstances, including any difference between the subscription price set forth in the subscription rights and the trading price of our common stock on the date that the subscription rights are distributed, the length of the period during which the subscription rights may be exercised and the fact that the subscription rights are non-transferable. If you have tax basis in the subscription rights and you allow the subscription rights to expire, the tax basis of our common stock owned by you with respect to which such subscription rights were distributed will be restored to the tax basis of such common stock immediately before the receipt of the subscription rights in the rights offering. The holding period for the shares of our common stock acquired through the exercise of the rights will begin on the date the rights are exercised.

If you exercise the subscription rights received in this rights offering after disposing of the shares of our common stock with respect to which the subscription rights are received, then certain aspects of the tax treatment of the exercise of the subscription rights are unclear, including (1) the allocation of tax basis between our common stock previously sold and the subscription rights, (2) the impact of that allocation on the amount and timing of gain or loss recognized with respect to our common stock previously sold, and (3) the impact of that allocation on the tax basis of our common stock acquired through exercise of the subscription rights. If you exercise the subscription rights received in the rights offering after disposing of the shares of our common stock with respect to which the subscription rights are received, you should consult your tax advisor.

Sale of Shares of Our Common Stock and Receipt of Distributions on Shares of Our Common Stock

You will recognize capital gain or loss upon the sale of our common stock acquired through the exercise of subscription rights in an amount equal to the difference between the amount realized and your tax basis in our common stock that you sold. The capital gain or loss will be long-term if your holding period in the shares is more than one year.

Long-term capital gains recognized by individuals are taxable under current law at a maximum rate of 20%. Long-term capital gains recognized by corporations are taxable at ordinary corporate tax rates. If you have held your shares of our common stock for one year or less, your capital gain or loss will be short-term. Short-term capital gains are taxed at a maximum rate equal to the maximum rate applicable to ordinary income. Your ability to use any capital loss is subject to certain limitations.

Distributions, if any, on shares of our common stock acquired through the exercise of subscription rights will be taxable to you as a dividend to the extent that the cash and fair market value of property is allocable to our current and accumulated earnings and profits for the taxable year in which the distribution is made. Dividends received by corporate holders of our common stock are taxable at ordinary corporate tax rates, subject to any applicable dividends-received deduction. Dividends received by noncorporate (individual) holders of our common stock are taxed under current law at the holder’s capital gain tax rate (a maximum rate of 20%) provided that the holder meets applicable holding period and other requirements. Any distributions in excess of our current and accumulated earnings and profits will be treated as a tax-free return of basis, and any further distributions in excess of your basis in our common stock will be treated as gain from the sale or exchange of such common stock.

Medicare Tax

For taxable years beginning after December 31, 2012, a 3.8 percent tax is imposed on the net investment income of certain individuals with a modified adjusted gross income of over $200,000 ($250,000 in the case of joint filers) and on the undistributed net investment income of certain estates and trusts. For these purposes, “net investment income” will generally include interest, dividends (including dividends paid with respect to our stock), annuities, royalties, rent, net gain attributable to the disposition of property not held in a trade or business (including net gain from the sale, exchange or other taxable disposition of shares of our stock) and certain other income, but will be reduced by any deductions properly allocable to such income or net gain.

Information Reporting and Backup Withholding

You may be subject to information reporting and/or backup withholding with respect to dividend payments on or the gross proceeds from the disposition of our common stock acquired through the exercise of subscription rights. Backup withholding may apply under certain circumstances if you (1) fail to furnish your social security or other taxpayer identification number, or TIN, (2) furnish an incorrect TIN, (3) fail to report interest or dividends properly, or (4) fail to provide a certified statement, signed under penalty of perjury, that the TIN provided is correct and that you are not subject to backup withholding. Any amount withheld from a payment under the backup withholding rules is allowable as a credit against (and may entitle you to a refund with respect to) your federal income tax liability, provided that the required information is furnished to the Internal Revenue Service. Certain persons are exempt from backup withholding, including corporations and financial institutions. You should consult your tax advisors as to your qualification for exemption from withholding and the procedure for obtaining such exemption.

Investment by IRA Investors

If you own shares of our common stock through an individual retirement account or individual retirement annuity (collectively the “IRA”) described in Section 408 of the Code, then you should consult with your tax advisers to determine whether participation in this offering will result in a non-exempt prohibited transaction under Section 4975 of the Code. “Prohibited Transactions” generally include (i) a transfer of plan income or assets to, or use of them by or for the benefit of, a disqualified person; (ii) any act of a fiduciary by which plan income or assets are used for his or her own interest; (iii) the receipt of consideration by a fiduciary for his or her own account from any party dealing with the plan in a transaction that involves plan income or assets; (iv) the sale, exchange, or lease of property between a plan and a disqualified person; (v) lending or extending credit between a plan and a disqualified person; or (vi) the furnishing of goods, services, or facilities between a plan and a disqualified person. The most likely scenario in which a prohibited transaction may occur is if the Bank is serving as trustee for your IRA. If an IRA participates in a prohibited transaction, then the IRA may lose its tax-qualified status, resulting in immediate taxation and other adverse tax consequences to the IRA beneficiary.

PLAN OF DISTRIBUTION

We are offering shares of our common stock directly to you pursuant to the rights offering. We have not engaged, nor do we intend to engage in connection with this rights offering, any underwriter, broker, dealer, placement agent or finder. KBW is acting as our financial advisor in connection with the rights offering. We have agreed to pay certain fees to, and expenses of, KBW. We have further agreed to indemnify KBW and its affiliates against certain claims, liabilities and expenses related to or arising in connection with the rendering by KBW of its services. Our directors and executive officers may participate in the solicitation of the exercise of subscription rights for the purchase of common stock. These persons will be reimbursed only for their reasonable out-of-pocket expenses incurred in connection with any solicitation. Other trained employees of Blue Valley may assist in the rights offering in ministerial capacities, providing clerical work in effecting an exercise of subscription rights or answering questions of a ministerial nature. None of our officers, directors or employees will be compensated in connection with their participation in the offering by the payment of commissions or other remuneration based either directly or indirectly on the transactions in the shares of common stock.

We have agreed to pay the subscription agent a fee plus certain expenses, which we estimate will total approximately $22,000. We estimate that our total expenses in connection with the rights offering will be approximately $350,000.

To the extent we have shares remaining available (after taking into consideration all requested over-subscription rights), we expect to offer those shares to the public at $5.00 per share purchase price. We may use the services of an underwriter, brokers, and/or dealers, although there are no present arrangements with any of the foregoing parties with respect to this offering.

DESCRIPTION OF CAPITAL STOCK

General

The Company’s authorized capital stock currently consists of 15,000,000 shares of common stock, $1.00 par value and 15,000,000 shares of $1.00 par value preferred stock. As of the record date, 2,938,871 shares of common stock and 21,750 shares of Fixed Rate Cumulative Preferred Stock were issued and outstanding.

Common Stock

Set forth below is a summary of the rights of the holders of the common stock. As described below, the rights of the holders of the common stock are subject to the rights, preferences and privileges of the holders of the Fixed Rate Cumulative Preferred Stock and any shares of preferred stock that the Company may issue in the future.

Holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders and may not cumulate their votes for the election of directors. Thus, the holders of a majority of the shares of common stock have the power to elect all the directors, subject to the rights of preferred stockholders.

Subject to the preference in dividend rights of any series of preferred stock that may be outstanding, holders of common stock are entitled to receive dividends when and as declared by the Board of Directors from funds legally available therefor. In addition, the ability of the Company to pay dividends is subject to various laws and regulations, including limits on the sources of dividends and requirements to maintain capital at or above regulatory minimums. Each of the Company and the Bank are currently subject to additional limitations and regulatory restrictions and may not declare or pay dividends to holders of common stock without prior regulatory approval.

All outstanding shares of common stock are, and the shares of common stock to be issued hereby, when issued will be, fully paid and non-assessable.

Holders of common stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to the common stock.

Subject to the preference in liquidation rights of any series of preferred stock that may be outstanding, holders of common stock are entitled to receive the net assets of the Company upon dissolution.

Preferred Stock

The rights, privileges and preferences of the Fixed Rate Cumulative Preferred Stock are set forth in Certificate of Designations adopted by the Board of Directors on December 2, 2008 (the “Certificate of Designations”). Set forth below is a summary of the material rights, preferences and privileges of the Fixed Rate Cumulative Preferred Stock. The summary is not intended to be complete and is qualified in its entirety by reference to the Certificate of Designations, which is filed as an exhibit to the registration statement of which this Prospectus forms a part. You are urged to read the Certificate of Designations in its entirety. Although the Company believes this summary covers the material terms and provisions of the Fixed Rate Cumulative Preferred Stock set forth in the Certificate of Designations, it may not contain all of the information that is important to you.

General. The Fixed Rate Cumulative Preferred Stock is a series of fixed rate cumulative perpetual preferred stock, consisting of 21,750 shares, par value $1.00 per share. The Fixed Rate Cumulative Preferred Stock has a liquidation preference amount of $1,000 per share and has no maturity date.

Dividend Rate. Dividends on the Fixed Rate Cumulative Preferred Stock are payable quarterly in arrears, if, as and when declared by the Board of Directors out of legally available funds, on a cumulative basis on the $1,000 per share liquidation preference amount plus the amount of accrued and unpaid dividends for any prior dividend periods, at a rate of (i) 5% per annum, from the original issuance date to but excluding the first day of the first dividend period commencing on or after the fifth anniversary of the original issuance date, and (ii) 9% per annum, from and after the first day of the first dividend period commencing on or after the fifth anniversary of the original issuance date. Dividends are payable quarterly. As of October 31, 2013, the Company has deferred eighteen dividend payments on the Fixed Rate Cumulative Preferred Stock. In 2012, the holder of the Fixed Rate Cumulative Preferred Stock elected James L. Gegg to serve on the Company’s Board of Directors. This board seat was terminated in 2013 upon completion of the auction of our Fixed Rate Cumulative Preferred Stock by the Treasury to private investors, almost all of whom we have been advised have waived their right to elect directors. In recognition of Mr. Gegg’s valuable contributions, the Board of Directors subsequently appointed Mr. Gegg to fill a vacancy on the Board. The Company has accrued for the dividends and interest and has every intention to bring the obligation current as soon as permissible. As of September 30, 2013, the Company had accrued $5.5 million for the dividends and interest on outstanding Fixed Rate Cumulative Preferred Stock.

Dividends on the Fixed Rate Cumulative Preferred Stock are cumulative. If for any reason the Board of Directors does not declare a dividend on the Fixed Rate Cumulative Preferred Stock for a particular dividend period, or if the Board of Directors declares less than a full dividend, the Company will remain obligated to pay the unpaid portion of the dividend for that period and the unpaid dividend will compound on each subsequent dividend date (meaning that dividends for future dividend periods will accrue on any unpaid dividend amounts for prior dividend periods).

The Company is not obligated to pay holders of the Fixed Rate Cumulative Preferred Stock any dividend in excess of the dividends on the Fixed Rate Cumulative Preferred Stock that are payable as described above. There is no sinking fund with respect to dividends on the Fixed Rate Cumulative Preferred Stock.

Dividend Priority. The Fixed Rate Cumulative Preferred Stock has a senior rank. The Company is not free to issue other preferred stock that is senior to the Fixed Rate Cumulative Preferred Stock. If the Company were to pay a cash dividend in the future, any such dividend would have to be discontinued if a dividend were missed on the Fixed Rate Cumulative Preferred Stock. Thereafter, dividends on common stock could be resumed only if all preferred share dividends in arrears were paid. Similar restrictions apply to the Company’s ability to repurchase common stock if dividends on the Fixed Rate Cumulative Preferred Stock are missed.

Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, holders of the Fixed Rate Cumulative Preferred Stock will be entitled to receive for each share of the Fixed Rate Cumulative Preferred Stock, out of the assets of the Company or proceeds available for distribution to the Company’s stockholders, subject to any rights of the Company’s creditors, before any distribution of assets or proceeds is made to or set aside for the holders of the common stock and any other class or series of our stock ranking junior to the Fixed Rate Cumulative Preferred Stock, payment of an amount equal to the sum of (i) the $1,000 liquidation preference amount per share and (ii) the amount of any accrued and unpaid dividends on the Fixed Rate Cumulative Preferred Stock (including dividends accrued on any unpaid dividends). To the extent the assets or proceeds available for distribution to stockholders are not sufficient to fully pay the liquidation payments owing to the holders of the Fixed Rate Cumulative Preferred Stock and the holders of any other class or series of our stock ranking equally with the Fixed Rate Cumulative Preferred Stock, the holders of the Fixed Rate Cumulative Preferred Stock and such other stock will share ratably in the distribution.

For purposes of the liquidation rights of the Fixed Rate Cumulative Preferred Stock, neither a merger or consolidation of the Company with another entity, including a merger or consolidation in which the holders of Fixed Rate Cumulative Preferred Stock receive cash, securities or other property for their shares, nor a sale, lease or exchange of all or substantially all of the Company’s assets will constitute a liquidation, dissolution or winding up of the affairs of the Company.

Redemptions and Repurchases. The terms of the Fixed Rate Cumulative Preferred Stock provide that we may redeem the Fixed Rate Cumulative Preferred Stock, at any time, in whole or in part, subject to prior approval by the appropriate federal banking agency, for a redemption price equal to 100% of the liquidation preference amount per share of Fixed Rate Cumulative Preferred Stock plus any accrued and unpaid dividends to but excluding the date of redemption (including dividends accrued on any unpaid dividends), provided that any declared but unpaid dividend payable on a redemption date that occurs subsequent to the record date for the dividend will be payable to the holder of record of the redeemed shares on the dividend record date.

No Conversion Rights. Holders of the Fixed Rate Cumulative Preferred Stock have no right to exchange or convert their shares into common stock or any other securities.

Voting Rights. The holders of the Fixed Rate Cumulative Preferred Stock do not have voting rights other than those described below, except to the extent specifically required by Kansas law.

If the Company does not pay dividends on the Fixed Rate Cumulative Preferred Stock for six or more quarterly dividend periods, whether or not consecutive, the holders of the Fixed Rate Cumulative Preferred Stock will have the right, to elect two directors to the Company’s Board of Directors.

In addition to any other vote or consent required by Kansas law or by the Company’s Articles of Incorporation, the vote or consent of the holders of at least 66-2/3% of the outstanding Fixed Rate Cumulative Preferred Stock, voting as a separate class, is required in order to do the following:

•
amend or alter the Company’s Articles of Incorporation or the Certificate of Designations for the Fixed Rate Cumulative Preferred Stock to authorize or create or increase the authorized amount of, or any issuance of, any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of the Company’s capital stock ranking senior to the Fixed Rate Cumulative Preferred Stock with respect to either or both the payment of dividends and/or the distribution of assets on any liquidation, dissolution or winding up of the Company; or

•
amend, alter or repeal any provision of the Company’s Articles of Incorporation or the Certificate of Designations for the Fixed Rate Cumulative Preferred Stock in a manner that adversely affects the rights, preferences, privileges or voting powers of the Fixed Rate Cumulative Preferred Stock; or

•
consummate a binding share exchange or reclassification involving the Fixed Rate Cumulative Preferred Stock or a merger or consolidation of the Company with another entity, unless (i) the Fixed Rate Cumulative Preferred Stock remains outstanding or, in the case of a merger or consolidation in which the Company is not the surviving or resulting entity, are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (ii) the Fixed Rate Cumulative Preferred Stock remaining outstanding or such preference securities, have such rights, preferences, privileges, voting powers, limitations and restrictions, taken as a whole, as are not materially less favorable than the rights, preferences, privileges, voting powers, limitations and restrictions of the Fixed Rate Cumulative Preferred Stock immediately prior to consummation of the transaction, taken as a whole;

provided, however, that (1) any increase in the amount of the Company’s authorized shares of preferred stock, including authorized Fixed Rate Cumulative Preferred Stock necessary to satisfy preemptive or similar rights granted by us to other persons prior to the date of the issuance of the Fixed Rate Cumulative Preferred Stock, and (2) the creation and issuance, or an increase in the authorized or issued amount, of any other series of preferred stock, or any securities convertible into or exchangeable or exercisable for any other series of preferred stock, ranking equally with and/or junior to the Fixed Rate Cumulative Preferred Stock with respect to the payment of dividends, whether such dividends are cumulative or non-cumulative and the distribution of assets upon our liquidation, dissolution or winding up, will not be deemed to adversely affect the rights, preferences, privileges or voting powers of the Fixed Rate Cumulative Preferred Stock and will not require the vote or consent of the holders of the Fixed Rate Cumulative Preferred Stock.

To the extent holders of the Fixed Rate Cumulative Preferred Stock are entitled to vote, holders of Fixed Rate Cumulative Preferred Stock will be entitled to one vote for each share then held.

The voting provisions described above will not apply if, at or prior to the time when the vote or consent of the holders of the Fixed Rate Cumulative Preferred Stock would otherwise be required, all outstanding shares of Fixed Rate Cumulative Preferred Stock have been redeemed by the Company or called for redemption upon proper notice and sufficient funds have been set aside by the Company for the benefit of the holders of Fixed Rate Cumulative Preferred Stock to effect the redemption.

The foregoing description of the Fixed Rate Cumulative Preferred Stock is qualified in its entirety by reference to the Certificate of Designations designating such series, which have been filed with the Securities and Exchange Commission and are included as an exhibit to this Prospectus.

Restrictions on Changes in Control

Certain provisions of the Kansas General Corporation Code (the “KGCC”), the Amended and Restated Articles and the Bylaws of the Company could make more difficult the acquisition of the Company by means of a tender offer, a proxy contest or otherwise or the removal of incumbent officers and directors. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company to first negotiate with the Company. The Company believes that the benefits of increased protection of the Company’s potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Company outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of the terms.

The Company will be subject to the provisions of Section 17-12,100 et seq. of the KGCC (the “Business Combination Statute”). In general, the Business Combination Statute prohibits a publicly held Kansas corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date that the person became an interested stockholder unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally a “business combination” includes a merger, assets sale, stock sale, or other transaction resulting in a financial benefit to the stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three year prior, did own) 15% or more of the corporation’s outstanding voting stock. This provision may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the interested stockholder.

The Company will also be subject to the provisions of Section 17-1286 of the KGCC (the “Control Share Statute”). In general, the Control Share Statute provides that shares of a Kansas corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of a majority of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquirer or by officer or directors who are employees of the corporation. A control share acquisition means, subject to certain exceptions, the acquisition of beneficial ownership of voting shares of stock which, if aggregated with all other shares of stock which then have voting rights and are beneficially owned by such a person, would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power: (i) 20% or more but less than 33 1/3%; (ii) 33 1/3% or more but less than a majority; or (iii) a majority of all voting power. The acquisition of shares of stock in addition to shares an acquiring person is entitled to vote as a result of having previously obtained stockholder approval does not constitute a control share acquisition unless, as a result of such acquisition, the voting power of the shares beneficially owned by the acquirer would exceed the range in respect of which voting rights had previously been granted. A number of other acquisition of shares are not deemed to constitute control share acquisitions, including good faith gifts, transfers pursuant to will, purchases pursuant to an issuance by the corporation and certain mergers involving the corporation.

If voting rights are not approved at a meeting of stockholders or if the acquiring person does not deliver an acquiring person statement as permitted by statute, then, subject to certain conditions and limitations, the corporation may redeem at market value any and all of the shares acquired in the control share acquisition. If voting rights for such shares are restored at a stockholders’ meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, stockholders who properly objected to the control share acquisition may exercise appraisal rights and receive, in exchange for their stock, the fair value of such stock. The fair value of the stock as determined for purposes of such appraisal rights may not be less than the highest price per share paid in the control share acquisition.

The Company’s Amended and Restated Articles require that the Board of Directors consist of three classes with staggered three-year terms. The number of directors in each class must be as nearly equal as possible. Thus, one class of directors will be elected at each annual meeting of stockholders of the Company, with the other classes continuing for the remainder of their respective three-year terms. The classification of the Board of Directors makes it more difficult for the Company’s existing stockholders to replace quickly the majority of the Board of Directors as well as for another party to obtain control of the Company by replacing the majority of the Board of Directors. Since the Board of Directors has the power to retain and discharge officers of the Company, these provisions also make it more difficult for existing stockholders or another party to effect quickly a change in management.
The Company’s Bylaws, as amended, provide special meetings of stockholders can be called only by a majority of the Board of Directors, the President, or 20% or more of the stockholders. Moreover, the business permitted to be conducted at any special meeting of stockholders will be limited to the business for which the meeting was called. The Amended and Restated Articles set forth an advance notice procedure with regard to the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors and with regard to business to be brought before an annual meeting of stockholders of the Company. Stockholders will not be permitted to fill vacancies on the Board of Directors caused by resignation or newly created directorships.
The Company’s Amended and Restated Articles and Bylaws contain provisions requiring the affirmative vote of the holders of at least two-thirds of the voting stock of the Company to amend many of the foregoing provisions.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following presents management’s discussion and analysis of our financial condition and results of operations as of the dates and for the periods indicated. You should read this discussion in conjunction with our “Selected Consolidated Financial Data,” our consolidated financial statements and the accompanying notes, and other financial data contained elsewhere in this report.

This report contains forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and are including this statement for purposes of those safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations of the Company, can generally be identified by use of the words “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” or the negative of these terms or other comparable terminology. We are unable to predict the actual results of its future plans or strategies with certainty. Factors which could have a material adverse effect on the operations and future prospects of the Company include, but are not limited to, fluctuations in market rates of interest and loan and deposit pricing; inability to maintain or increase deposit base and secure adequate funding; a continued deterioration of general economic conditions or the demand for housing in our market areas; deterioration in the demand for mortgage financing; legislative or regulatory changes; regulatory action; continued adverse developments in our loan or investment portfolio; any inability to obtain funding on favorable terms; our non-payment on our Subordinated Debentures or Fixed Rate Cumulative Preferred Stock; the loss of key personnel; significant increases in competition; potential unfavorable actions from rating agencies; potential unfavorable results of litigation to which we may become a party; and the possible dilutive effect of potential acquisitions or expansions. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time, and it is not possible for us to predict all risk factors. Nor can we address the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Critical Accounting Policies

Please refer to Note 1 of our consolidated financial statements as of and for the period ending December 31, 2012 where we present a listing and discussion of our most significant accounting policies. After a review of these policies, we determined that accounting for the allowance for loan losses and income taxes are deemed critical accounting policies because of the valuation techniques used, and the sensitivity of certain financial statement amounts to the methods, as well as the assumptions and estimates, underlying these policies. Accounting for these critical areas requires subjective and complex judgments that could be subject to revision as new information becomes available.

As presented in Note 1 and Note 3 to the consolidated financial statements, the allowance for loan losses represents management’s estimate of probable credit losses inherent in the loan portfolio as of the balance sheet date. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. The adequacy of the allowance for loan losses is analyzed monthly based on internal loan reviews and qualitative measurements of our loan portfolio. Management assesses the adequacy of the allowance for loan losses based upon a number of factors including, among others:

• analytical reviews of loan loss experience in relationship to outstanding loans and commitments;
• problem and non-performing loans and other loans presenting credit concerns;
• trends in loan growth, portfolio composition and quality;
• appraisals of the value of collateral; and
• management’s judgment with respect to current economic conditions and their impact on the existing loan portfolio.

The Bank computes its allowance for loan losses by assigning specific reserves to impaired loans, plus a general reserve based on loss factors applied to the rest of the loan portfolio. The specific reserve on impaired loans is computed as the amount of the loan in excess of the present value of the estimated future cash flows discounted at the loan’s effective interest rate, or based on the loan’s observable market value or the fair value of the collateral if the loan is collateral dependent. The general reserve loss factors are determined based on such items as management’s evaluation of risk in the portfolio, local economic conditions, and historical loss experience. The Bank has further refined its risk grading system by developing associated reserve factors for each risk grade.

As discussed in Notes 1 and 12 of the December 31, 2012 consolidated financial statements, we account for income taxes in accordance with income tax accounting guidance (ASC 740, Income Taxes). Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. Deferred income taxes represent the expected future tax consequences of events that have been recognized in the financial statements or income tax returns. We determine deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur. Deferred tax assets are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances and information available at the reporting date and is subject to the management’s judgment. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized. We regularly monitor taxing authorities for changes in laws and regulations and their interpretations of the judicial system.

Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. As a result, our financial statements may not be comparable to other public companies that are not emerging growth companies.

Overview

As described in the section of this prospectus captioned “Use of Proceeds,” we intend to use the net proceeds from the rights offering to improve our earnings by eliminating double interest and compounding interest. We will achieve this goal by bringing current all previously accrued and unpaid dividends on our Subordinated Debentures, with any additional proceeds to be used for general corporate purposes. Assuming we raise the maximum amount of gross proceeds in this offering, such proceeds will enable us to remain focused on being proactive, staying strong and remaining steadfastly committed.

Proactive. The deteriorating economy resulted in a significant increase in our Classified and Past Due loans in 2008 and 2009. Our consistent proactive approach to addressing these credit issues is reflected in our numbers and has had a significant impact on the improvement in the quality of our balance sheet as well as our earnings and capital position. The balance of our classified loans has declined by over 75% from December 31, 2008 to September 30, 2013. Total loans past due over 30 days, which are not on non-accrual, have declined by 94% during that period. Non-Accrual Loans were reduced by 92%. During this same period we have proactively increased our reserves from 28% of Non-Accrual Loans to 186%. We continue to proactively manage our Other Real Estate Owned portfolio and have made significant progress in that area. It is no coincidence that the results from improvements in our balance sheet positively correlate with an improvement in our earnings. Although we are not satisfied with the current level of earnings, net of the costs incurred in the remediation of classified assets, we were able to generate a profit of $1.2 million (net income available to common stockholders of $383,000 after dividends on preferred stock) for the nine months ending September 30, 2013 while significantly improving the quality of our balance sheet and improving our overall capital position.

Strong. We have always maintained a strong capital position for the Bank, but over the past five years, we have improved our Bank’s capital position. The Bank’s Total Capital to Risk Weighted Assets has improved from 12.22% at December 31, 2008 to 14.44% at September 30, 2013. The result is that the Bank’s excess capital position over what is considered to be Well Capitalized has grown from $16.3 million at December 31, 2008 to $22.9 million at September 30, 2013.

The Bank’s excess capital position over what is considered to be Adequately Capitalized has remained at approximately $30.0 million over this same time period. We believe this puts us in a strong position to capitalize on opportunities to invest in our future.

Committed. The commitment to our employees, our customers and our community has never wavered over the past five years. Through the financial crises we continued to provide benefits to our employees that many other companies reduced or eliminated. Retention of quality employees is a key component to providing superior customer service, to which the Company has always remained committed. The result of this and other such policies has been a very low level of turnover in our officer staff. Our customers continued to benefit from a high level of service including our very competitive hours of service of 91.5 hours a week that we are open. Finally the commitment of our Company, its Board of Directors, management and employees to our community has never been stronger. We continue to support civic, cultural and charitable causes in our community.

We have made significant progress. The net proceeds from this offering will enable us to continue to remain focused on being proactive, staying strong and remaining steadfastly committed.

Nine months ended September 30, 2013 and 2012: 2012 was a pivotal year for us in terms of operating results and asset quality improvement, and these trends have continued through the first nine months of 2013. We recorded net income of $1.2 million (net income available to common stockholders of $383,000 after dividends on preferred stock) compared to a net loss of $40,000 during the prior year period. Our net interest income remained relatively stable compared to the prior year period with a slight reduction of $273,000 or 2.13% to $12.6 million from $12.8 million. Additionally, our asset quality has continued to improve, which has been a contributing factor for our improved performance in 2013. Non-performing assets (non-accrual loans plus foreclosed assets held for sale) of $32.7 million as of September 30, 2013 were reduced by 10.98% from $36.8 million as of December 31, 2012 as a result of write-downs and sales of foreclosed assets held for sale, improving economic conditions and continued prudent credit administration by management. The improvements in the credit quality of our loan portfolio, in addition to recoveries to the allowance for loan losses exceeding loans charged off, precipitated the recording of a negative loan loss provision of $1.7 million for the nine months ended September 30, 2013 compared to a provision of $1.2 million during the nine months ending September 30, 2012. The recorded balance of foreclosed assets for sale declined to $29.1 million at September 30, 2013 from $31.9 million at December 31, 2012. We continue to actively market and manage these properties. For the nine months ending September 30, 2013, non-interest income declined 5.02% to $5.2 million from $5.5 million for the nine months ending September 30, 2012 and for the nine months ending September 30, 2013 non-interest expense increased 6.48% to $18.2 million from $17.1 million for the nine months ending September 30, 2012. Our income per share on a diluted basis was $0.13 for the nine months ending September 30, 2013, an improvement compared to diluted loss per share of $0.30 for the nine months ended September 30, 2012. Our year to date returns on average assets and average common stockholders’ equity for 2013 were 0.25% and 3.09%, compared to negative 0.01% and negative 6.29%, respectively, for the nine months ended September 30, 2012.

Net interest income for the nine months ending September 30, 2013 was $12.6 million, a slight decline of $273,000 or 2.13%, compared to $12.8 million for 2012. Despite a decline in total average earning assets of approximately $18.4 million or 3.14%, this relative stability of our net interest income resulted from the reduction in average balance of time deposits, our reduction in rates on deposits and diversification of our investment portfolio. Total interest income declined by approximately $1.3 million or 6.87%. Our yield on interest earning assets, on a fully tax equivalent (FTE) basis, declined 15 basis points. The $18.4 million decline in average earning assets in 2013 compared to 2012 was principally in our loan portfolio and other short-term investments, though some of the decline in these categories was offset by increases in our investment securities portfolio. Total interest expense declined by approximately $1.1 million or 19.34%. Average interest bearing liabilities declined by approximately $20.4 million or 4.06%. The decline in interest expense was a result of the decrease in average interest bearing liabilities plus a decrease in rates paid on deposits and securities sold under agreement to repurchase (“repo accounts”), included in other interest-bearing liabilities, in 2013 compared to 2012. As market rates have declined, we have continued to lower rates on deposit accounts and repo accounts to match the current deposit and repo account rates in our market. In addition, we had account balances from various previous time deposit promotions which, upon maturity, either redeemed and the funds were withdrawn or renewed at lower market rates. Recent increases in longer-term market interest rates have not had a material impact on our net interest income due to the repricing characteristics of our interest earning assets and interest-bearing liabilities, and the indices upon which their rates are derived. Future changes in interest rates can impact our operating performance and financial condition in diverse ways. Our net interest spread will depend on many factors that are partly or entirely outside our control, including competition, federal monetary and fiscal policies, and economic conditions generally. Our analysis of the impact of changes in interest rates on page [77] indicates that, at September 30, 2013, in the event of a sudden and sustained increase in prevailing market rates, our net interest income would be expected to increase. This is a result of the Bank’s asset sensitive position and loans repricing at a higher rate in a rising rate environment. In the decreasing rate scenarios, the adjustable rate assets (loans) reprice to lower rates faster than our liabilities, but our liabilities – long-term FHLB advances and existing time deposits – would not decrease in rate as much as market rates. In addition, fixed rate loans might experience an increase in prepayments, further decreasing yields on earning assets and causing net income to decrease. The Bank has placed floors on its loans over the last several years which would limit the decline in yield earned on the loan portfolio in a declining rate environment.

As described in the section captioned “Use of Proceeds,” the proceeds from this rights offering will improve our earnings by eliminating double interest and compounding interest by bringing current all previously accrued and unpaid dividends on our Subordinated Debentures, with any additional proceeds to be used for general corporate purposes. Even with this deployment of the proceeds, will continue to have to service the Subordinated Debentures.

Analysis of the credit quality of our loan portfolio and other factors used to determine the level of the Allowance for Loan Losses precipitated a $1.7 million negative provision for loan loss during 2013 compared to a provision for loan losses of $1.2 million in 2012. In addition to a decline in the balance of the total loan portfolio, we have experienced declining trends in classified and non-performing loans in 2013 and experienced a relatively high ratio of net recoveries to loans charged off during the first nine months of 2013. The provision for loan losses recorded in 2012 was primarily related to declines in collateral values of commercial and commercial real estate loans.

Non-interest income increased 5.02% to $5.2 million in 2013 compared to $5.5 million in 2012. The decline in non-interest income resulted from a $441,000 decline in loans held for sale fee income that was partially offset by $127,000 of gains realized from the sale of available for sale investment securities. Mortgage loans held for sale income declined $441,000 or 25.01% to $1.3 million in 2013 compared to $1.8 million in 2012 as a result of fluctuations in mortgage interest rates during 2013.

Non-interest expense increased 6.48% to $18.2 million in 2013 from $17.1 million in 2012. The increase in non-interest expense was primarily attributed to increases of $1.1 million or 56.41%, in foreclosed assets expense, $277,000, or 3.60%, in salaries and employee benefits expenses and $708,000 in miscellaneous other operating expense, partially offset by reductions in FDIC premiums and regulatory fees and professional fees included in other operating expenses of $438,000, or 38.36% and $682,000, or 63.42%, respectively, compared to 2012. We recorded a provision for losses on foreclosed assets held for sale of $2.0 million in 2013, compared to a provision of $500,000 in 2012. This increase is principally the result of the write-down of the recorded value of a single unique foreclosed asset held for sale. Other expenses related to foreclosed assets held for sale declined $420,000, or 29.71% in 2013. The decline in FDIC premiums and regulatory fees expense have primarily resulted from improvements in our asset quality and the decline in the professional fees resulted from reductions in legal and accounting expenses from our decision to discontinue filing reports with the Securities and Exchange Commission as well as improvements in asset quality.

Total assets at September 30, 2013, were $632.8 million, a decrease of $24.2 million, or 3.68%, from $657.0 million at December 31, 2012. Deposits and stockholders’ equity at September 30, 2013 were $461.5 million and $36.2 million, respectively, compared with $484.5 million and $39.8 million, respectively, at December 31, 2012, decreases of $23.0 million, or 4.74%, and $3.6 million, or 8.97%, respectively. The decline in stockholders’ equity is primarily due to the change in accumulated other comprehensive income of $4.0 million, resulting from the impact of changes in market interest rates on the unrealized appreciation (depreciation) on available-for-sale securities, net of income taxes.

Loans at September 30, 2013 totaled $406.3 million, a decrease of $9.4 million, or 2.25%, compared to $415.7 million at December 31, 2012. The loan to deposit ratio at September 30, 2013 was 88.04% compared to 85.80% at December 31, 2012. Our funding philosophy for loans not held for sale is primarily to increase deposits from retail and commercial deposit sources and secondarily use other borrowing sources as necessary to fund loans within the limits of the Bank’s capital base.

Years ended December 31, 2012 and 2011: For the year ending December 31, 2012, we recorded net income of $267,000 compared to the net loss of $15.8 million in 2011. The net loss for 2011 was primarily attributed to the $12.6 million valuation allowance recorded for our deferred tax asset. We realized numerous improvements to operating results in 2012 as a result of improving trends in asset quality. Total classified and non-performing loans of $23.1 million and $4.8 million, respectively, as of December 31, 2012 were demonstrably improved from $45.2 million and $11.3 million, respectively, as of December 31, 2011 resulting from continuing prudent credit administration by management. The improvements in the credit quality of our loan portfolio precipitated a reduction to the loan loss provision to $1.2 million in 2012 compared to a provision of $3.3 million in 2011. The recorded balance of foreclosed assets held for sale increased to $31.9 million at December 31, 2012 from $29.2 million at December 31, 2011 as we continued to resolve problem loans. We continue to actively market and manage these properties. Net interest margin on a fully tax equivalent (FTE) basis improved 1 basis point despite a decline in average earning assets of approximately $15.2 million. Non-interest income increased 17.55% to $7.4 million from $6.3 million in 2012 compared to 2011. Non-interest expense declined $3.3 million, or 12.45%, in 2012 compared to 2011 primarily as a result of a decline in foreclosed asset expense. Loss per share on a diluted basis was $0.29 for year ended December 31, 2012, an improvement of 95.19% compared to diluted loss per share of $6.03 for the previous year. Our returns on average assets and average common stockholders’ equity for 2012 were 0.04% and negative 4.97%, compared to negative 2.32% and negative 51.84%, respectively, for 2011.

Net interest income for 2012 was $17.2 million, a slight decline of $409,000, or 2.32%, compared to $17.6 million for 2011. This decline was principally due to the decline in the average balance of interest earning assets, partially offset by the decline in the average rate paid on interest bearing deposits and a decline in the average balance of time deposits. Total interest and dividend income declined $2.5 million, or 9.20%, to $24.4 million in 2012 from $26.9 million in 2011. Our FTE yield on interest earning assets declined 29 basis points due to the impact of a persistently low interest rate environment and competitive pressures on the loan portfolio yield. In addition to the decline on the yield of earning asset, the average balance of earning assets declined $15.2 million in 2012 compared to 2011. The decline in average earning assets in 2012 was primarily caused by a decline in our loan portfolio, a higher yielding component of earning assets, though the impact of the decline in the average balance was partially offset by an increase in federal funds sold and other short term investments, a lower yielding component of earning assets. This shift of assets was due to the decreased demand for loans, as a result of the current economic environment, as well as competitive pressures. We were able to mitigate the impact of the decrease in the average balance of and yield on earning assets by reducing rates paid on interest bearing deposits during 2012. Total interest expense decreased $2.1 million, or 22.29%, to $7.2 million in 2012 from $9.3 million in 2011. The average rate on interest bearing deposits declined to 0.92% in 2012 from 1.41% in 2011. As market rates declined, we continued to lower its rates on deposit accounts to match the current deposit rates in our market. In addition, we had account balances from various previous time deposit promotions which, upon maturity, either redeemed and the funds were withdrawn or renewed at lower market rates.

The provision for loan losses in 2012 was $1.2 million compared to $3.3 million in 2012. Analysis of the credit quality of our loan portfolio and other factors used to determine the level of the Allowance for Loan Losses precipitated the reduction in the provision for loan loss during 2012 compared to 2011. In addition to a decline in the balance of the total loan portfolio, we experienced declining trends in classified and non-performing loans in 2012. Total classified and non-performing loans of $23.1 million and $4.8 million, respectively, as of December 31, 2012 marked a significant improvement from $45.2 million and $11.3 million, respectively, as of December 31, 2011, and resulted from continuing prudent credit administration by management. The provision for loan losses recorded in 2012 was primarily related to declines in collateral values of commercial and commercial real estate loans.

Non-interest income increased 17.55% to $7.4 million in 2012 compared to $6.3 million in 2011. The increase in non-interest income in 2012 was a result of an increase in loans held for sale income, other service charge income, mark to market adjustments on commitments to sell loans, and rental income on foreclosed assets held for sale. Mortgage loans held for sale income increased $327,000, or 15.42%, to $2.4 million in 2012 from $2.1 million in 2011 as a result of declines in mortgage interest rates. Other service charge income increased $196,000, or 8.61%, to $2.5 million in 2012 from $2.3 million in 2011. This increase is primarily due to increased debit card interchange fee income.

Non-interest expense declined $3.3 million, or 12.45%, to $23.3 million in 2012 from $26.6 million in 2011. The decrease in non-interest expense was primarily attributed to a lower foreclosed asset expense, which declined $2.6 million, or 49.28%, compared to 2011, and a reduction of FDIC premiums and regulatory fees, included in other operating expense. We recorded a provision for losses on foreclosed assets held for sale of $867,000 in 2012, compared to a provision of $3.2 million in 2011. The decrease was the result of a relative stabilization of the value of our foreclosed assets held for sale.
Total assets at December 31, 2012, were $657.0 million, an increase of $2.6 million, or 0.39%, from $654.5 million at December 31, 2011. Deposits and stockholders’ equity at December 31, 2012 were $484.5 million and $39.8 million, decreases of $5.9 million, or 1.21%, and $640,000, or 1.58%, respectively, compared to $490.4 million and $40.5 million at December 31, 2011.

Loans at December 31, 2012 totaled $415.7 million, a decrease of $23.1 million, or 5.28%, compared to $438.8 million at December 31, 2011. The loan to deposit ratio at December 31, 2012 was 85.80% compared to 89.48% at December 31, 2011.

Net Interest Income

A primary component of our net income is our net interest income. Net interest income is determined by the spread between the fully tax equivalent (FTE) yields we earn on our interest-earning assets and the rates we pay on our interest-bearing liabilities, as well as the relative amounts of such assets and liabilities. FTE net interest margin is determined by dividing FTE net interest income by average interest-earning assets. The following discussion should be read along with analysis of the “Average Balances, Yields and Rates” table on pages [54 – 55].

Nine months ended September 30, 2013 and 2012. FTE net interest income decreased slightly to $12.7 million for 2013 from $12.9 million in 2012, a decrease of $190,000, or 1.49%.

FTE interest income for 2013 was $17.1 million, a decrease of $1.3 million, or 6.88%, from $18.4 million in 2012. The decrease was a result of an overall decline in yields on average earning assets, a decline in the average earning asset volume and a change in the earning asset mix. The overall yield on average earning assets declined 15 basis points to 4.05% in 2013 compared to 4.20% in 2012. This decline was realized primarily in the yield on loans, which declined 24 basis points. In addition, the average outstanding balance of loans decreased $23.9 million in 2013, or 5.49%, compared to 2012. The average balance of federal funds sold and other short-term investments also decreased $16.8 million, or 22.13% in 2013 compared to 2012. The declines in these earning asset categories were partially offset by an increase in the combined average balance of taxable and non-taxable available for sale investment securities of $21.5 million, or 33.70% in 2013 compared to 2012, as we deployed excess liquidity and diversified its investment portfolio. The decline in the average balance of higher yielding loans in 2013 was a result of loan payoffs, suppressed loan demand due to current economic conditions and competitive factors. The change in the mix of the available for sale securities portfolio enabled the average FTE yield on available-for-sale securities to increase by approximately 26 basis points in 2013 to 1.96% from 1.70%.

Interest expense for 2013 was $4.5 million, a decrease of $1.1 million, or 19.35%, from $5.6 million in 2012. The decline in interest expense resulted from a decrease in the average balance of time deposits and the average rate paid on interest-bearing deposits and repo agreements, included in other interest-bearing liabilities. The average rate on interest bearing deposits declined to 0.66% in 2013 from 0.96% in 2012 and the average rate paid on repo agreements declined to 0.08% in 2013 from 0.25% in 2012. As market rates have declined, we continued to lower its rates on deposit accounts and repo agreements to match the current deposit and repo agreement rates in our market. Further, as a result, we continued to have time deposit account balances from various previous time deposit promotions which, upon maturity, either redeemed and the funds were withdrawn or renewed at lower market rates.

Years ended December 31, 2012 and 2011. FTE net interest income for 2012 decreased to $17.2 million from $17.6 million in 2011, a decrease of $351,000, or 1.99%.

FTE interest income for 2012 was $24.4 million, a decrease of $2.4 million, or 8.99%, from $26.9 million in 2011. The decrease was a result of an overall decline in yields on average earning assets, a decline in the average earning asset volume and a change in the earning asset mix. The overall yield on average earning assets decreased 29 basis points to 4.14% compared to 4.43% in 201l. This decline was realized primarily in yields on loans and loans held for sale, with respective declines of 12 basis points and 51 basis points. In addition, the average outstanding balance of loans declined $35.0 million, or 7.54% in 2012 compared to 2011. Partially offsetting the decline in the average balance of loans, the average balance of federal funds sold and other short-term investments increased by $19.5 million, or 30.72% in 2012 compared to 2011. The decline in the average balance of higher yielding loans in 2013 was a result of loan payoffs, suppressed loan demand due to current economic conditions and competitive factors. The average balance for available-for-sale securities was materially unchanged at $66.8 million in 2012 compared to 2011. The yields on taxable available-for-sale securities continued to decline, to an average rate of 1.55% in 2012 from an average rate of 1.80% in 2011. As higher yielding securities matured or were called, the funds from the maturities were reinvested in a lower-yielding interest rate environment. However, we diversified its investment portfolio in 2012 with the purchase of non-taxable investment securities available for sale which earned an average FTE yield of 3.88%. Consequently, the average FTE yield for total investment securities available for sale was 1.73% in 2012, compared to 1.80% in 2011.

Interest expense for 2012 was $7.2 million, a decrease of $2.1 million, or 22.29%, from $9.3 million in 2011. The decline in interest expense resulted from a decrease in the average rate paid on average interest-bearing deposits and a decrease in the average balance of time deposits. The average rate paid on total average interest-bearing deposits decreased to 0.92% for the year ended December 31, 2012, compared to 1.41% in 2011, a decrease of 49 basis points. As market rates declined, we lowered its rates on deposit accounts to match the current deposit rates in our market. Further, as a result, we continued to have time deposit account balances from various previous time deposit promotions which, upon maturity, either redeemed and the funds were withdrawn or renewed at lower market rates.

Average Balance Sheets. The following table sets forth for the periods and as of the dates indicated, information regarding our average balances of assets and liabilities as well as the dollar amounts of interest income from interest-earning assets and interest expense on interest-bearing liabilities and the resultant rates or costs. Ratio, yield and rate information are based on average daily balances where available; otherwise, average monthly balances have been used. Non-accrual loans are included in the calculation of average balances for loans for the periods indicated.

Average Balances, Yields and Rates
	Nine Months Ended September 30,
	2013			2012
	Average Balance	Interest	Avg. Yield/Rate	Average Balance	Interest	Avg. Yield/Rate
(unaudited, in thousands)
Assets
Federal funds sold and other short-term investments	$59,301	$112	0.25%	$76,149	$139	0.24%
Available-for-sale securities – taxable	70,694	861	1.63%	60,737	717	1.58%
Available-for-sale securities – non taxable	14,767	391	3.54%	3,182	96	4.04%
Mortgage loans held for sale	4,274	108	3.37%	3,575	96	3.58%
Loans, net of unearned discount and fees	410,926	15,518	5.05%	434,816	17,212	5.29%
FHLBank and Federal Reserve Bank Stock	6,591	154	3.12%	6,460	150	3.09%
Total earning assets	566,553	17,144	4.05%	584,919	18,410	4.20%
Cash and due from banks – non-interest bearing	17,314			24,014
Allowance for loan losses	(8,817)			(10,940)
Premises and equipment, net	15,572			15,814
Other assets	39,354			39,398
Total assets	$629,976			$653,205
Liabilities and Stockholders’ Equity
Deposits-interest bearing:
Interest-bearing demand accounts	$121,033	$237	0.26%	$128,521	$592	0.61%
Savings and money market deposits	108,165	207	0.29%	93,043	223	0.32%
Time deposits	124,266	1,307	1.41%	163,365	1,961	1.60%
Total interest-bearing deposits	353,464	1,751	0.66%	384,929	2,776	0.96%

Other interest-bearing liabilities	$30,964	$19	0.08%	$17,740	$33	0.25%
Long-term debt	97,944	2,711	3.70%	100,128	2,747	3.66%
Total interest-bearing liabilities	482,372	4,481	1.24%	502,797	5,556	1.48%
Non-interest bearing deposits	97,850			101,364
Other liabilities	11,376			9,319
Stockholders’ equity	38,378			39,725
Total liabilities and stockholders’ equity	$629,976			$653,205
FTE Net interest income/spread		$12,663	2.80%		$12,854	2.73%
FTE Net interest margin			2.99%			2.94%

	Year Ended December 31,
	2012			2011
	Average Balance	Interest	Avg. Yield/Rate	Average Balance	Interest	Avg. Yield/Rate
(unaudited, in thousands)
Assets
Federal funds sold and other short-term investments	$83,186	$193	0.23%	$63,635	$151	0.24%
Available-for-sale securities – taxable	61,710	958	1.55%	66,913	1202	1.80%
Available-for-sale securities – non taxable	5,084	197	3.88%	-	-
Mortgage loans held for sale	4,107	143	3.47%	3,820	152	3.98%
Loans, net of unearned discount and fees	430,008	22,710	5.28%	465,053	25,125	5.40%
FHLBank and Federal Reserve Bank Stock	6,473	240	3.71%	6,377	225	3.53%
Total earning assets	590,568	24,441	4.14%	605,798	26,855	4.43%
Cash and due from banks – non-interest bearing	17,366			33,724
Allowance for loan losses	(10,544)			(13,708)
Premises and equipment, net	15,742			16,048
Other assets	39,832			41,104
Total assets	$652,964			$682,966
Liabilities and Stockholders’ Equity
Deposits-interest bearing:
Interest-bearing demand accounts	$126,500	$700	0.55%	$133,531	$1,611	1.21%
Savings and money market deposits	96,176	291	0.30%	82,462	346	0.42%
Time deposits	156,739	2,487	1.59%	188,906	3,755	1.99%
Total interest-bearing deposits	379,415	3,478	0.92%	404,899	5,712	1.41%
Other interest-bearing liabilities	18,674	44	0.23%	17,045	41	0.24%
Long-term debt	100,213	3,670	3.66%	99,537	3,502	3.52%
Total interest-bearing liabilities	498,302	7,192	1.44%	521,481	9,255	1.77%
Non-interest bearing deposits	105,226			98,927
Other liabilities	9,779			8,151
Stockholders’ equity	39,657			54,407
Total liabilities and stockholders’ equity	$652,964			$$682,966
FTE Net interest income/spread		17,249	2.70%		$17,600	2.66%
FTE Net interest margin			2.92%			2.91%

Analysis of Changes in Net Interest Income Due to Changes in Interest Rates and Volumes. The following table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the increase or decrease related to changes in balances and changes in interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to:
•	changes in rate, reflecting changes in rate multiplied by the prior period volume; and
•	changes in volume, reflecting changes in volume multiplied by the current period rate.

CHANGES IN INTEREST INCOME AND EXPENSE VOLUME AND RATE VARIANCES

	Six Months Ended June 30,			Year Ended December 31,
	2013 Compared to 2012			2012 Compared to 2011
	(unaudited)
	Change Due to Rate	Change Due to Volume	Total Change	Change Due to Rate	Change Due to Volume	Total Change
	(in thousands)
Federal funds sold and other short-term investments	$5	$(32)	$(27)	$(3)	$45	$42
Available-for-sale securities – taxable	24	120	144	(163)	(81)	(244)
Available-for-sale securities – non taxable	(12)	307	295	-	197	197
Mortgage loans held for sale	(6)	18	12	(19)	10	(9)
Loans, net of unearned discount and fees	(784)	(910)	(1,694)	(564)	(1,851)	(2,415)
FHL Bank and Federal Reserve Bank Stock	1	3	4	11	4	15
Total interest income	(772)	(494)	(1,266)	(738)	(1,676)	(2,414)
Interest-bearing demand accounts	(340)	(15)	(355)	(873)	(38)	(911)
Savings and money market deposits	(45)	29	(16)	(97)	42	(55)
Time deposits	(242)	(412)	(654)	(754)	(514)	(1,268)
Other interest-bearing liabilities	(22)	8	(14)	(1)	4	3
Long-term debt	26	(62)	(36)	143	25	168
Total interest expense	(623)	(452)	(1,075)	(1,582)	(481)	(2,063)
Net interest income	$(149)	$42	$191	$844	$(1,195)	$ (351)

Provision for Loan Losses

We make provisions for loan losses in amounts management deems necessary to maintain the allowance for loan losses at an appropriate level. The allowance for loan losses is based upon the analysis of numerous factors, including general economic conditions, analysis of impaired and classified loans, general reserve factors, changes in loan mix, and current and historical charge-offs by loan type. The historical charge off information currently utilized is based on a three year weighted average of net charge offs by loan type with greater weight given to more current data due to the assessed relevance. Our credit administration function performs monthly analyses on the loan portfolio to assess and report on risk levels, delinquencies, internal ranking system and overall credit exposure. Management and the Bank’s Board of Directors review the allowance for loan losses monthly, including assessment of the factors listed above. Economic conditions monitored include, but are not limited to: Johnson County, KS and U.S. unemployment rates; trends in home sales; consumer confidence; trends in U.S. Gross Domestic Product and leading economic indicators; foreclosure rates; commercial real estate vacancy rates; stock market performance; inflation; and interest rates. The allowance for loan losses represents our best estimate of probable losses that have been incurred as of the respective balance sheet dates.

Nine months ended September 30, 2013 and 2012. Analysis of the credit quality of our loan portfolio in addition to a higher ratio of recoveries to the allowance for loan losses compared to loans charged off and other factors used to determine the level of the Allowance for Loan Losses precipitated a $1.7 million negative provision for loan losses during the nine months ended September 30, 2013 compared to a provision for loan losses of $1.2 million during the nine months ended September 30, 2012. In addition, we experienced a decline in the balance of the total loan portfolio. During the nine month period ending September 30, 2013, we charged off loans totaling $870,000 to the allowance for loan losses and received recoveries totaling $291,000, compared to the nine month period ending September 30, 2012, when we charged off loans totaling $5.6 million to the allowance for loan losses and received recoveries totaling $584,000. The provision for loan losses recorded during the nine month period ending September 30, 2012 was primarily related to declines in collateral values of commercial loans. The allowance for loan losses as a percentage of loans was 1.67% at September 30, 2013, compared to 2.18% at December 31, 2012. Management believes they have identified the significant classified and non-performing loans and will continue to exercise prudent efforts to pursue collection of these loans. If real estate and general economic conditions are more adverse than management anticipates and losses increase, we could experience higher than anticipated loan losses in the future.

Years ended December 31, 2012 and 2011. During the year ended December 31, 2012, we recorded a $1.2 million provision for loan losses compared to $3.3 million for the year ended December 31, 2011, a decrease of $2.1 million, or 63.64%. In 2012, we experienced a reduction in non-performing loans by $6.5 million, or 57.29%. During the year ending December 31, 2012, we charged off loans totaling $6.1 million to the allowance for loan losses and received recoveries totaling $785,000, compared to the previous year, when we charged off loans totaling $5.5 million to the allowance for loan losses and received recoveries totaling $672,000. The provision for loan losses recorded in 2012 was primarily related to declines in collateral values of commercial and commercial real estate loans. The allowance for loan losses as a percentage of loans was 2.18% at December 31, 2012, compared to 3.01% in 2011.

Non-interest Income

The following table describes the items of our non-interest income for the periods indicated:

NON-INTEREST INCOME

	Nine months ended September 30,		Year ended December 31,
	(unaudited)
	2013	2012	2012	2011	2010
(in thousands)
Loans held for sale fee income	$1,323	$1,764	$2,447	$2,120	$3,506
NSF charges and service fees	261	291	980	944	1,062
Other service charges	2,324	2,293	2,472	2,276	2,021
Realized gains on available-for-sale securities	127	-	-	-	885
Other income	1,144	1,105	1,535	984	1,145
Total non-interest income	$5,179	$5,453	$7,434	$6,324	$8,619

Nine months ended September 30, 2013 and 2012. Non-interest income declined $274,000 to $5.2 million in 2013 compared to $5.5 million in 2012, a decline of 5.02%. The decline in non-interest income was primarily the result of a $441,000 decline in loans held for sale fee income that was partially offset by $127,000 of gains realized from the sale of available for sale investment securities. Securities were sold at a gain during 2013 to better position the available-for-sale securities portfolio in consideration of the current interest rate environment. No securities were sold in 2012. The decline in mortgage loans held for sale income of $441,000, or 25.00%, to $1.3 million during the nine months ended September 30, 2013, from $1.8 million in the prior year period was primarily the result of fluctuations in mortgage interest rates during 2013. Sustainability of the level of loans held for sale fee income is primarily dependent upon economic factors, the interest rate environment and the efficiency and functionality of the secondary market, and secondarily dependent on our ability to adapt to regulatory changes, introduction of new products into the market and alternative delivery channels. NSF charges and service fees income and other service charges income were not materially changed for the nine months ended September 30, 2013 compared to the prior year period. Future growth of NSF charges and service fee income and other service charge income is primarily dependent on new product development and growth in our customer base and is also subject to the impact of regulatory changes.

Years ended December 31, 2012 and 2011. Non-interest income increased $1.1 million from the prior year to $7.4 million for 2012 compared with $6.3 million for 2011, an increase of 17.55%. Loans held for sale fee income increased $327,000, or 15.42%, in 2012 compared to 2011. The volume of closed residential mortgage loans held for sale increased in 2012 to $83.5 million, from $66.0 million in 2011 as a result of the a favorable interest rate environment and stabilizing to slightly improving economic factors. NSF charges and service fees were materially unchanged in 2012 compared to 2011. Other service charge income, which includes income from trust services, investment brokerage, merchant bankcard processing and debit card processing, increased by $196,000, or 8.61% in 2012 compared to 2011. This increase was primarily a result of increased debit & ATM card fee income, due to increased usage, and investment service fee income. Other income increased $551,000, or 56.00%, primarily due to mark to market adjustments on commitments to sell loans and an increase in rental income on foreclosed assets held for sale. The net change in fair value of mortgage loan-related commitments for 2012 was $76,000 compared to a loss of $257,000 in 2011, an increase of $333,000. The fair value on these commitments fluctuates based on the market rates for mortgage loans. Rental income on foreclosed assets held for sale increased $131,000 in 2012 compared to 2011 as a result of the transfer of a loan, secured by a leased property, to foreclosed assets held for sale in 2012.

Non-interest Expense

The following table describes the items of our non-interest expense for the periods indicated.
NON-INTEREST EXPENSE

	Nine months ended September 30,		Year ended December 31,
	(unaudited)
	2013	2012	2012	2011	2010
(in thousands)
Salaries and employee benefits	$7,961	$7,684	$10,587	$10,955	$11,753
Net occupancy expense	1,975	1,930	2,568	2,599	2,756
Foreclosed assets expense	2,984	1,908	2,647	5,219	2,708
Other operating expense	5,312	5,600	7,506	7,851	8,550
Total non-interest expenses	$18,232	$17,122	$23,308	$26,624	$25,767

Nine months ended September 30, 2013 and 2012. Non-interest expense increased 6.48% to $18.2 million in 2013 from $17.1 million in 2012. The increase in non-interest expense was primarily attributable to an increase of $1.1 million, or 56.41%, in foreclosed assets expense, $277,000, or 3.60%, in salaries and employee benefits expenses, and $708,000 in other operating expense partially offset by reductions in FDIC premiums and regulatory fees and professional fees included in other operating expense of $438,000, or 38.36% and $682,000, or 63.42%, respectively, compared to 2012. We recorded a provision for losses on foreclosed assets held for sale of $2.0 million in 2013, compared to a provision of $500,000 in 2012. This increase is principally the result of the write-down of the recorded value of a single unique other real estate property owned. Other expenses related to foreclosed assets held for sale, including insurance, appraisals, utilities, real estate property taxes, legal, repairs and maintenance, and associated loss on sale, declined $420,000, or 29.71% in 2013. We continue to actively maintain, manage and market these foreclosed properties with the intent to prudently facilitate their sale. The decline in FDIC premium expense and regulatory fees have primarily resulted from improvements in our asset quality as well as a decline in the Bank’s assessment base, and the decline in the professional fees have resulted from reductions in legal and accounting expenses from our 2012 suspension of filing reports with the Securities and Exchange Commission as well as improvements in asset quality.

Years ended December 31, 2012 and 2011. Non-interest expense decreased $3.3 million, or 12.45% to $23.3 million during 2012, compared to $26.6 million in the prior year. The decrease in non-interest expense was attributable to a reduction in foreclosed assets expense by $2.6 million, or 49.28%, compared to 2011. We recorded a provision for losses on foreclosed assets held for sale of $867,000 in 2012, compared to a provision of $3.2 million in 2011, a reduction of $2.3 million or 72.55% in 2012. Other expenses related to foreclosed assets held for sale, including insurance, appraisals, utilities, real estate property taxes, legal, repairs and maintenance, and associated loss on sale, declined $280,000, or 13.59% in 2012. We continue to actively maintain, manage and market these foreclosed properties with the intent to prudently facilitate their sale.

Other factors contributing to the change in non-interest expense in 2012 included a decrease in salaries and employee benefits of $368,000, or 3.36%, resulting from the reduction in the number of employees and reduction in compensation expense related to the vesting of restricted shares. Other operating expenses declined $345,000, or 4.39%, compared to the prior year, due to a reduction in FDIC premiums and regulatory fees. FDIC premiums and regulatory fees decreased resulted primarily from improvements in our asset quality as well as a decline in the Bank’s assessment base.

Income Taxes

Nine months ended September 30, 2013 and 2012. We recognized a net provision for income taxes of $0 for the nine months ending September 30, 2013 compared to a net income tax expense of $4,000 in the prior year period. The income tax provision of $422,000 recorded for the period ending September 30, 2013 was offset by the utilization of $422,000 of our valuation allowance for deferred taxes, while the income tax provision of $8,000 recorded for the period ending September 30, 2012 was offset by the utilization of $12,000 of our valuation allowance for deferred taxes.

Years ended December 31, 2012 and 2011. We recognized an income tax provision of $50,000 in 2012, compared to our income tax benefit of $2.8 million during 2011. The provision (benefit) in each year reflects our net income (loss). Our consolidated effective income tax rates, before consideration of the valuation allowance, of 43% and, 46% and 36% for the three for the years ended December 31, 2012 and 2011, respectively, and vary from the statutory rate principally due to the effects of state income taxes and non-deductible expenses. Due to our losses recorded over the four years ending December 31, 2011 and information available relating to our ability to recognize the deferred tax asset in future near term periods, we assessed the deferred tax asset during that year and recognized a $12.6 million valuation allowance on the deferred tax asset. We recognized a small portion of this valuation allowance, $150,000, in 2012, as a result of our positive earnings. As we continue to show profits in the future, additional portions of this allowance may be able to be recognized in future years.

Financial Condition

Our total assets at September 30, 2013 were $632.8 million, a decrease of $24.2 million or 3.68% from $657.0 million at December 31, 2012. Total assets at December 31, 2012 increased $2.6 million, or 0.39%, compared to $654.5 million at December 31, 2011. Total deposits at September 30, 2013 were $461.5 million, a decrease of $23.0 million or 4.75% from $484.5 million at December 31, 2012. Total deposits at December 31, 2012 decreased $5.9 million or 1.21% from $490.4 million at December 31, 2011. Stockholders’ equity was $36.2 million at September 30, 2013, a decrease of $3.5 million or 8.97% from $39.8 million at December 31, 2012. The decline in stockholders’ equity is primarily due to the change in accumulated other comprehensive income of $4.0 million, resulting from the impact of changes in market interest rates on the unrealized appreciation (depreciation) on available-for-sale securities, net of income taxes. Total stockholders’ equity at December 31, 2012 decreased $640,000 or 1.58% from $40.5 million at December 31, 2011.

Investment securities. The primary objectives of our investment portfolio are to secure the safety of principal, to provide adequate liquidity and to provide securities for use in pledging for public funds or repurchase agreements. Income is a secondary consideration. As a result, we generally do not invest in corporate debt, sub-prime mortgages and other higher yielding investments. As of September 30, 2013 and December 31, 2012, the securities in our investment portfolio were classified as available-for-sale in order to provide management the greatest amount of flexibility in managing the overall interest rate risk of the portfolio as market conditions change over time and to provide us with an additional source of liquidity when necessary as pledging requirements permit.

Total investment securities at September 30, 2013 were $95.2 million, an increase of $17.4 million or 22.30% from $77.8 million at December 31, 2012. Total investment securities at December 31, 2012 increased $16.10 million, or 25.98%, compared to $61.8 million at December 31, 2011. The increases to the investment portfolio during 2013 and 2012 occurred as we deployed excess liquidity and diversified its investment portfolio. The Company sold approximately $5.5 million of available for sale investment securities, and realized a net-gain of $127,000 in 2013, to better position the available-for-sale investment securities portfolio in consideration of the current interest rate environment. No securities were sold in 2012. We had $29.9 million and $91.0 million in available-for-sale securities called or mature during the nine months ended September 30, 2013 and 12 months ending December 31, 2012, respectively, and we invested $59.7 million and $107.2 million into purchases of available for sale securities during the respective periods.

The following table presents the composition of our available-for-sale investment portfolio by major category at the dates indicated.

INVESTMENT SECURITIES PORTFOLIO COMPOSITION

	At September 30,	At December 31,
	2013	2012	2011
	(unaudited)
(in thousands)
U.S. government sponsored agency securities	$63,705	$63,148	$61,171
Municipal securities	18,405	14,074	-
Mortgage backed securities	7,573	-	-
SBA pool securities	4,927	-	-
Equity and other securities	596	623	619
Total	$95,206	$77,845	$61,790

The following table sets forth the maturities, carrying value, and average yields for securities in our investment portfolio at September 30, 2013. Yields are presented on a tax equivalent basis. Expected maturities could differ from contractual maturities due to unscheduled repayments.

MATURITY OF INVESTMENTS IN AVAILABLE-FOR-SALE SECURITIES
	One Year or Less		One to Five Years		Five to Ten Years		More Than Ten Years		Total Investment Securities
	Carrying Value	Average Yield	Carrying Value	Average Yield	Carrying Value	Average Yield	Carrying Value	Average Yield	Carrying Value	Average Yield
(unaudited, in thousands)
Available-For-Sale
U.S. government sponsored agency	$-		$-		$4,942		$58,763	1.73%	$63,705	1.75%
Municipal securities	-		-		388	2.00%	18,017	3.49%	18,405	3.47%
Mortgage backed Securities with no defined maturity	-		-		-		-		7,573	2.07%
SBA pool securities with no defined maturity	-		-		-		-		4,927	2.27%
Equity and other securities with no defined maturity	-		-		-		-		596	2.04%
Total available-for-sale	$-		$-		$5,330	2.02%	$81,722	2.14%	$95,206	2.06%

Loans Held for Sale. Mortgage loans held for sale at September 30, 2013 were $2.0 million, a $5.7 million, or 74.20%, decrease from $7.6 million at December 31, 2012. Total mortgage loans held for sale at December 31, 2012 increased $1.9 million, or 34.03%, compared to $5.7 million at December 31, 2011. We have elected to carry loans held for sale at fair value. The fluctuation in both the recorded balance as of September 30, 2013 as well as in the volume of residential mortgage loans held for sale originated during the nine months ended September 30, 2013 compared to the comparable prior year period were the result of fluctuations in mortgage interest rates. The volume of loans held for sale originated during the year ending December 31, 2012 increased over 2011 primarily as a result of fluctuations in mortgage interest rates. Our principal funding source for mortgage loans held for sale are our core deposits. Core deposits are demand deposits, interest-bearing transaction accounts, savings deposits and time deposits less than $250,000 (excluding brokered deposits).

Loans. Our loan portfolio is a key source of income, and since our inception, has been a principal component of our revenue. Our loan portfolio reflects an emphasis on commercial, commercial real estate, construction, home equity and residential real estate lending. We also offer a variety of consumer loans and infrequently engage in lease financing. We emphasize commercial lending to professionals, businesses and their owners. Commercial loans and loans secured by commercial real estate accounted for 61.05%, 62.24% and 64.83% of our total loans at September 30, 2013, December 31, 2012 and 2011, respectively.

Total loans were $406.3 million at September 30, 2013, a decrease of $9.4 million, or 2.25% from $415.7 million at December 31, 2012. Total loans at December 31, 2012 had decreased by $23.2 million, or 5.28%, compared to December 31, 2011. The decline in total loans during the nine months ended September 30, 2013 was primarily the result of a large loan pay-off in the commercial real estate loan category. The Bank experienced declines in most loan categories during 2012. These decreases were attributable to loan pay-offs, the foreclosure of approximately $4.1 million and $10.5 million of loans transferred to foreclosed property during the nine months ended September 30, 2013 and the twelve months ended December 31, 2012, respectively, as well as lower loan origination volume due to the current economic environment.

The loan to deposit ratio increased to 88.04% as of September 30, 2013 compared to 85.80% at December 31, 2012 and 89.48% at December 31, 2011.

The following table sets forth the composition of our loan portfolio by loan type as of the dates indicated. The amounts in the following table are shown net of discounts and other deductions.

			As of December 31
	September 30, 2013		2012		2011		2010		2009		2008
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
(in thousands)	(unaudited)
Commercial	$115,207	28.36%	$115,520	27.79%	$130,398	29.71%	$144,181	29.28%	$142,528	25.72%	$172,647	26.06%
Commercial real estate	132,825	32.69	143,198	34.45	154,109	35.12	169,253	34.37	167,581	30.24	170,697	25.77
Construction	50,957	12.54	46,515	11.19	48,438	11.04	64,641	13.13	113,077	20.41	182,933	27.62
Home equity	45,152	11.11	49,529	11.92	59,750	13.61	64,289	13.05	66,586	12.02	59,257	8.94
Residential real estate	45,341	11.16	43,584	10.49	37,882	8.63	36,903	7.49	45,014	8.12	43,695	6.60
Lease financing	8,307	2.05	10,054	2.42	2,268	0.52	5,530	1.12	11,259	2.03 `	18,927	2.86
Consumer	8,510	2.09	7,271	1.74	5,998	1.37	7,657	1.56	8,066	1.46	14,245	2.15
Total loans and leases	406,299	100.00%	415,671	100.00%	438,843	100.00%	492,454	100.00%	554,111	100.00%	662,401	100.00%
Less allowance for loan losses	6,778		9,057		13,189		14,731		20,000		12,368
Loans, net	$399,521		$406,614		$425,654		$477,723		$534,111		$650,033

Collateral and Concentration. Management monitors concentrations of loans to individuals or businesses involved in a single industry over 25% of Tier 1 Capital and concentrations in excess of 10% of total loans. At September 30, 2013 and December 31, 2012, 2011 and 2010, substantially all of our loans were collateralized with real estate, inventory, accounts receivable and/or other assets or were guaranteed by the Small Business Administration. Loans to individuals and businesses in the construction industry totaled $51.0 million or 12.54% of total loans as of September 30, 2013, compared to $46.5 million or 11.19% of total loans, as of December 31, 2012. Of the $51.0 million, approximately $31.2 million were for new single family housing construction and $19.8 million were for land and subdivision development. The builder and developer loan portfolio has been a consistent component of our loan portfolio over our history. However, in recent years, new loan origination volume in this loan category slowed as a result of the decline in the real estate and construction industry. The Bank’s lending limit under federal law to any one borrower was $18.7 million at September 30, 2013. The Bank’s largest single borrower, net of participations, at September 30, 2013 had outstanding loans of $12.2 million.

The following table presents the aggregate maturities of loans in each major category of our loan portfolio as of September 30, 2013, excluding the allowance for loan and valuation losses. Additionally, the table presents the dollar amount of all loans due more than one year after September 30, 2013 which have predetermined interest rates (fixed) or adjustable interest rates (variable). Actual maturities may differ from the contractual maturities shown below as a result of renewals and prepayments or the timing of loan sales.

	As of September 30, 2013
					More than One Year
	Less than one year	One to five years	Over five years	Total	Fixed	Variable
(unaudited, in thousands)
Commercial	$58,925	$43,990	$12,292	$115,207	$27,582	$28,700
Commercial Real Estate	35,337	71,388	26,100	132,825	71,651	25,837
Construction	32,622	13,734	4,601	50,957	2,636	15,699

Non-performing Assets

Non-performing assets consist primarily of foreclosed real estate, non-accrual loans and loans past due 90 days or more. Generally loans are placed on non-accrual status at 90 days past due and interest accrued to date is considered a loss, unless the loan is well-secured and in the process of collection. Interest accrued but not collected for the loans placed on non-accrual or charged off is reversed against interest income. The interest on these loans is generally accounted for on a cash basis or a cost recovery method, meaning interest is not recognized until the past due balance has been collected. Loans may be returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured.

The following table sets forth our non-performing assets as of the dates indicated:

NON-PERFORMING ASSETS

	As of September 30, 2013	As of December 31,
		2012	2011	2010	2009	2008
(in thousands)	(unaudited )
Commercial and all other loans:
Past due 90 days or more	$-	$-	$-	$-	$-	$-
Non-accrual	760	1,131	2,029	2,896	1,327	2,143
Commercial real estate loans:
Past due 90 days or more	-	-	-	-	-	-
Non-accrual	50	1,537	1,340	10,088	13,267	1,951
Construction loans:
Past due 90 days or more	-	-	-	-	-	-
Non-accrual	910	910	3,058	10,417	11,205	32,110
Home equity loans:
Past due 90 days or more	-	-	-	-	-	-
Non-accrual	270	175	2,676	1,211	344	488
Residential real estate loans:
Past due 90 days or more	-	-	-	-	-	-
Non-accrual	1,655	1,084	2,204	5,553	8,404	6,129
Lease financing:
Past due 90 days or more	-	-	-	-	-	-
Non-accrual	-	-	18	140	335	475
Consumer loans:
Past due 90 days or more	-	-	-	-	-	-
Non-accrual	-	-	-	52	6	36
Debt securities and other assets (excluding other real estate owned and other repossessed assets):
Past due 90 days or more	-	-	-	-	-	-
Non-accrual	-	-	-	-	-	-
Total non-performing loans	3,465	4,837	11,325	30,357	34,888	43,332
Foreclosed assets held for sale	29,091	31,936	29,246	20,144	19,434	4,783
Total non-performing assets	$32,736	$36,773	$40,571	$50,501	$54,322	$48,115

Total non-performing loans to total loans	0.90%	1.16%	2.58%	6.16%	6.30%	6.54%
Total non-performing loans to total assets	0.58%	0.74%	1.73%	4.20%	4.51%	5.31%
Allowance for loan losses to non-performing loans	185.97%	187.22%	116.46%	48.53%	57.33%	28.54%
Non-performing assets to loans and foreclosed assets held for sale	7.52%	8.22%	8.67%	9.85%	9.47%	7.21%

Non-performing assets. Non-performing assets declined to $32.7 million at September 30, 2013 from $36.8 million at December 31, 2012, a reduction of $4.0 million, or 10.98%. Non-performing assets at December 31, 2012 declined $3.8 million, or 9.36% from $40.6 million at December 31, 2011. Non-performing loans were reduced by $1.1 million, or 24.64% to $3.6 million as of September 30, 2013, compared to $4.8 million at December 31, 2012. Non-performing loans as of December 31, 2012 declined $6.5 million, or 57.29% from $11.3 million at December 31, 2011. These declines were attributable to loan pay-offs and pay-downs, upgrades, charge-offs and foreclosures. Future weakening in real estate and general economic conditions could cause us to experience an increase in non-performing loans and foreclosed assets held for sale. We closely monitor non-performing credit relationships and our philosophy has been to value non-performing loans at their estimated collectible value and prudently manage these situations. Foreclosed assets held for sale were $29.1 million at September 30, 2013 compared to $31.9 million as of December 31, 2012 and $29.2 million at December 31, 2011. During the nine months ending September 30, 2013 and the year ended December 31, 2012, we sold $5.4 million and $5.9 million in foreclosed assets, respectively, and transferred $4.1 million and $10.5 million in loans to foreclosed assets, respectively. We are actively marketing these properties and working to reduce the balance of foreclosed assets held for sale.

For the five years ended December 31, 2011, our average year-end ratio of non-performing loans to total loans was 5.16%. As of September 30, 2013 and December 31, 2012, our ratio of non-performing loans to total loans was 0.90% and 1.16%, respectively, which is below our recent historical averages primarily due to the Bank’s focus on improving credit quality. As of September 30, 2013 and December 31, 2012, our ratio of allowance for loan losses to non-performing loans was 185.97% and 187.22%, respectively, compared to 116.46% at December 31, 2011. The Bank continues to aggressively manage defaults in the loan portfolio. Management intends to continue to vigorously pursue collection of all charged-off loans.

The following table sets forth the amount of gross interest income that would have been recorded had the non-accrual loans in the Non-Performing Asset table on page 64 been current and accruing during the period and the amount of interest income on the non-performing loans included in net income for the nine months ended September 30, 2013 and year ended December 31, 2012.

	Nine Months Ended September 30, 2013	Year Ended December 31, 2012
(in thousands)	(unaudited)
Gross interest income (since date of non-accrual) if the loans had been current and accruing interest	$400	$510
Interest income reversed at time loan placed on non-accrual	32	159
Cash interest received during the period	65	199

Impaired Loans. A loan is considered impaired when, based on current information and events, it is probable that we will not receive all scheduled payments of principal and interest due according to the contractual terms of the loan agreement. This includes loans that are delinquent 90 days or more, non-accrual loans, troubled debt restructurings and certain other loans identified by management. For loans placed on non-accrual, accrual of interest is discontinued and interest accrued but not collected is reversed against interest income at the time the loans are delinquent 90 days or when management believes that full collection of principal and interest under the original contractual terms of the loan agreement is unlikely to occur. Interest on non-accrual loans is generally accounted for on a cash basis or cost recovery method, meaning interest is not recognized until the full past due principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Impaired loans totaled $7.5 million at September, 30, 2013, $20.2 million at December 31, 2012 and $31.2 million at December 31, 2011, with related allowances for loan losses of $698,000, $3.1 million and $6.6 million, respectively.
Included in certain loan categories in the impaired loans are loans designated as troubled debt restructurings and classified as impaired. At September 30, 2013, we had $550,000 of commercial loans and $54,000 of residential real estate loans that were modified in troubled debt restructurings and classified as impaired.

Total interest income of $433,000, $1.0 million and $1.2 million was recognized on average impaired loans of $16.1 million, $26.4 million and $39.4 million for the nine months ending September 30, 2013 and years ending December 31, 2012 and 2011, respectively. Included in this total is cash basis interest income of $65,000, $199,000 and $270,000 recognized on non-accrual impaired loans during the nine months ending September 30, 2013 and years ending December 31, 2012 and 2011, respectively.

Allowance for Loan Losses. The adequacy of the allowance is analyzed monthly based on internal loan reviews and quality measurements of our loan portfolio. The allowance for loan losses is increased by provisions charged to expense and reduced by loans charged-off, net of recoveries. The Bank computes its allowance by assigning specific reserves to impaired loans, and then applies general reserves, based on loss factors, to the remainder of the loan portfolio. The loss factors are determined based on such items as management’s evaluation of risk in the portfolio, current and projected local and national economic conditions, loan growth, loan trends and classifications and historical loss experience. Specific allowances are accrued on specific loans evaluated for impairment for which the basis of each loan, including accrued interest, exceeds the discounted amount of expected future collections of interest and principal or, alternatively, the fair value of the loan collateral.

The following table sets forth information regarding changes in our allowance for loan and valuation losses for the periods indicated.

SUMMARY OF LOAN LOSS EXPERIENCE AND RELATED INFORMATION

	As of and for the Nine Months Ended September 30 ,	As of and for the Year Ended December 31,
	2013	2012	2011	2010	2009	2010
(in thousands)	(unaudited)
Balance at beginning of period	$9,057	$13,189	$14,731	$20,000	$12,368	$8,982
Loans charged-off:
Commercial loans	46	2,030	582	1,364	4,713	6,603
Commercial real estate loans	476	2,239	1,218	2,985	374	262
Construction loans	-	882	2,352	3,662	7,716	6,022
Home equity loans	-	417	725	387	653	127
Residential real estate loans	348	540	637	660	1,480	424
Lease financing	-	9	-	43	109	372
Consumer loans .	-	-	-	7	58	112
Total loans charged-off	870	6,117	5,514	9,108	15,103	13,922
Recoveries:
Commercial loans	71	179	282	390	259	223
Commercial real estate loans	12	20	91	171	123	-
Construction loans	143	481	60	123	592	24
Home equity loans	28	58	48	17	31	-
Residential real estate loans	35	43	157	11	72	1
Lease financing	-	-	25	14	21	29
Consumer loans .	2	4	9	18	2	6
Total recoveries	291	785	672	744	1,100	283
Net loans charged-off	579	5,332	4,842	8,364	14,003	13,639
Provision for loan losses	(1,700)	1,200	3,300	3,095	21,635	17,025
Balance at end of period	$6,778	$9,057	$13,189	$14,731	$20,000	$12,368
Loans outstanding:
Average	$410,926	$430,008	$465,053	$518,010	$608,080	$631,673
End of period	406,299	415,671	438,843	492,454	554,111	662,401
Ratio of allowance for loan losses to loans outstanding:
Average	1.65%	2.11%	2.84%	2.84%	3.29%	1.96%
End of period	1.67%	2.18%	3.01%	2.99%	3.61%	1.87%
Ratio of net charge-offs to:
Average	0.14%	1.24%	1.04%	1.61%	2.30%	2.16%
End of period	0.14%	1.28%	1.10%	1.70%	2.53%	2.06%

The following table shows our allocation of the allowance for loan losses by specific category at the end of each of the periods shown. Management attempts to allocate specific portions of the allowance for loan losses based on specifically identifiable problem loans. However, the allocation of the allowance to each category is not necessarily indicative of future losses and does not restrict the use of the allowance to absorb losses in any category.

	As of September 30,		As of December 31,
	2013		2012		2011		2010		2009		2008
	Amount	% of Total Allowance	Amount	% of Total Allowance	Amount	% of Total Allowance	Amount	% of Total Allowance	Amount	% of Total Allowance	Amount	% of Total Allowance
(in thousands)	(unaudited)
Commercial	$1,388	20.48%	$2,097	23.15%	$2,987	22.65%	$3,339	22.67%	$3,630	18.15%	$3,040	24.58%
Commercial real estate	1,978	29.18	3,582	39.55	3,772	28.60	3,974	26.98	7,253	36.27	2,507	20.27
Construction	1,880	27.74	1,543	17.04	2,721	20.63	4,579	31.08	5,929	29.65	4,695	37.96
Home equity	666	9.83	634	7.00	1,338	10.14	1,262	8.57	1,061	5.31	409	3.31
Residential real estate	829	12.23	1,138	12.56	2,312	17.53	1,488	10.10	1,737	8.69	1,201	9.71
Lease financing	17	0.25	46	0.51	30	0.23	38	0.26	238	1.19	449	3.63
Consumer	20	0.29	17	0.19	29	0.22	51	0.35	152	0.76	67	0.54
Total	$6,678	100.00%	$9,057	100.00%	$13,189	100.00%	$14,731	100.00%	$20.000	100.00%	$12,368	100.00%

Deposits. Deposits are our primary funding source. Deposits declined by $23.0 million, or 4.75%, to $461.5 million during the nine months ended September 30, 2013, compared to $484.5 million as of December 31, 2012. The decline in deposits was attributed to the December 31, 2012 expiration of FDIC Transaction Account Guarantee (“TAG”) program as well as a decrease in time deposits of $18.6 million, or 13.80%, due to rate considerations. Since 2008, the TAG program has provided unlimited deposit insurance on non-interest bearing transaction accounts for participating institutions. The Bank was a TAG participant. The December 31, 2012 expiration of the TAG program caused a reduction in demand deposit balances, which was partially offset by an increase in the Bank’s securities sold under agreement to repurchase (“repo”) accounts, included in other interest-bearing liabilities, due to customer reallocation of funds. For the nine months ended September 30, 2013 repo balances increased by $19.3 million. The decline in time deposits was primarily attributable to the decline in market interest rates. As market rates have declined, we have continued to lower its rates on time deposit accounts to match the current time deposit rates in our market. As a result of lower time deposit rates, as time deposits have matured some accounts have not renewed; rather, have redeemed and the funds were withdrawn. During the year ended December 31, 2012, deposits declined by $5.9 million, or 1.21%, to $484.4 million compared to $490.4 million as of December 31, 2011. The decline in deposits was attributed to a decrease in time deposits by $31.4 million, or 18.88%. The decline in time deposits in 2012 was primarily attributable to the decline in market interest rates. As market rates declined, we continued to lower its rates on time deposit accounts to match the current time deposit rates in our market. As a result of lower time deposit rates, as time deposits matured some accounts did not renew; rather, were redeemed and the funds were withdrawn or were reinvested in higher yielding products such as our Performance and Ultimate Checking products. This decrease was partially offset by an increase in demand deposits of $12.9 million, or 12.75% and savings, NOW and money market deposits of $12.6 million, or 5.67%.

The Bank introduced its Performance and Ultimate Checking products in 2007 and 2011, respectively. The Performance and Ultimate Checking products continue to be attractive to our market as these products pay a higher rate of interest to the customer as long as the customer meets certain signature based debit card transactional requirements and at least one ACH or direct deposit within each statement qualification cycle. The Bank realizes non-interest income from the signature based debit card transactions, when netted against the cost of the rate paid to the customer, results in a very attractive cost of funds for the Bank. The Performance and Ultimate Checking products have enabled us to focus more on transaction based deposits that develop stronger customer relationships with the Bank versus time deposits that are principally rate driven. We believe this will yield a lower cost funding base over time and positively impact the value of our franchise. We have traditionally offered market-competitive rates on our deposit products and believe they provide us with a more attractive source of funds than other alternative sources such as Federal Home Loan Bank borrowings, due to our ability to cross-sell additional services to these account holders. In addition, we continue to analyze alternative strategies to grow our deposits including opening additional banking centers in markets management considers underserved, offering new products, and obtaining brokered deposits as allowed by our Funds Management policy and as deemed prudent by management and our Board of Directors.

The following table sets forth the balances for each major category of our deposit accounts and the weighted-average interest rates paid for interest-bearing deposits as of the dates indicated:
DEPOSITS

	September 30,						December 31,
	2013			2012			2011				2010
	Balance	Percent of Deposits	Weighted Average Rate	Balance	Percent of Deposits	Weighted Average Rate	Balance	Percent of Deposit	Weighted Average Rate	Balance	Percent of Deposit	Weighted Average Rate
(in thousands)		(unaudited)
Demand	$112,592	24.40%	0.00%	$113,698	22.54%	0.00%	$100,842	20.56%	0.00%	$100,975	18.65%	0.00%
Savings	16,380	3.55	0.05%	16,243	3.64	0.12%	13,814	2.82	0.19%	11,040	2.04	0.19%
Interest-bearing demand	124,586	27.00	0.13%	127,597	26.24	0.55%	133,702	27.26	1.21%	140,697	26.00	1.21%
Money Market	91,422	19.81	0.14%	91,792	20.51	0.34%	75,468	15.39	0.46%	66,670	12.32	0.46%
Time Deposits	116,488	25.24	0.71%	135,136	27.07	1.59%	166,587	33.97	1.99%	221,836	40.99	1.99%
Total deposits	$461,468	100.00%		$484,466	100.00%		$490,413	100.00%		$541,218	100.00%

The following table sets forth the amount of our time deposits that are $100,000 and greater by time remaining until maturity as of September 30, 2013:

AMOUNTS AND MATURITIES OF TIME DEPOSITS OF $100,000 OR MORE

	As of September 30, 2013
	Amount	Weighted Average Rate
(in thousands)
Three months or less	$13,851	0.39%
Over three months through six months	6,611	0.43%
Over six months through twelve months	12,290	0.98%
Over twelve months	21,925	1.46%
Total	$54,677	0.96%

Liquidity and Capital Resources

Liquidity. Liquidity is measured by a financial institution’s ability to raise funds through deposits, borrowed funds, capital, or the sale of marketable assets, such as residential mortgage loans or a portfolio of SBA loans. Other sources of liquidity, including cash flow from the repayment of loans, are also considered in determining whether liquidity is satisfactory. Liquidity is also achieved through growth of core deposits, liquid assets and accessibility to the money and capital markets. The funds are used to meet deposit withdrawals, maintain reserve requirements, fund loans and operate the organization. Core deposits, defined as demand deposits, interest-bearing transaction accounts, savings deposits and time deposits less than $250,000 (excluding brokered deposits), were 90.06% of our total deposits as of September 30, 2013, compared to 90.46% at December 31, 2012 and 88.93% of total deposits at December 31, 2011.

The Bank is a member of the Certificate of Deposit Account Registry Service (“CDARS”) and Promontory Interfinancial Network Insured Cash Sweep (“ICS”) service which effectively provides depositors with Federal Deposit Insurance Corporation (FDIC) insurance on amounts in excess of FDIC insurance standard coverage limits, which is currently $250,000 per insured capacity, on certificates of deposit through CDARS, and demand and money market deposit accounts through ICS. CDARS and ICS allow the Bank to break large deposits into smaller amounts and place them in a network of other CDARS and ICS banks to reach full FDIC insurance coverage on the entire deposit account balance. Although classified as brokered deposits for regulatory purposes, funds placed through the CDARS and ICS programs are Bank customer relationships that management views as core deposits. If CDARS deposits under $250,000 placed in the CDARS program are added back, our core deposit ratio would be 95.80% at September 30, 2013, 93.95% at December 31, 2012 and 93.91% at December 31, 2011. Generally, our funding strategy is to fund loan growth with core deposits and utilize alternative sources of funds such as advances/borrowings from the FHLBank of Topeka (“FHLB”), as well as the brokered CD market to provide for additional liquidity needs, as necessary, and take advantage of opportunities for lower costs.

The Bank is a member of the Federal Home Loan Bank System, which consists of 12 regional Federal Home Loan Banks governed and regulated by the Federal Housing Finance Agency Board. The Federal Home Loan Banks provide a central credit facility for member institutions. The Bank, as a member of the FHLBank of Topeka, is required to acquire and hold shares of capital stock in the FHLBank of Topeka in an amount of 0.2% of our total assets as of December 31 of the preceding calendar year to meet the asset-based stock requirement and 5.00% of our total outstanding FHLB advances to meet the activity-based stock requirement. The Bank is currently in compliance with this requirement, with a $4.3 million investment in stock of the FHLBank of Topeka as of September 30, 2013. The Bank had $62.5 million in outstanding long-term advances from the FHLBank of Topeka at September 30, 2013, December 31, 2012 and 2011. If needed, FHLB borrowings are also used to fund originations of mortgage loans held for sale. Advance availability with the FHLB fluctuates depending on levels of available collateral and is determined daily with regards to mortgage loans held for sale and quarterly with regards to overall availability. Advances are made subject to the discretion of the FHLBank of Topeka. At September 30, 2013, approximately $24.5 million was available but unused as the Bank was operating with cash and cash equivalents of approximately $72.3 million.

We use other forms of short-term debt for cash management and liquidity management purposes on a limited basis. These forms of borrowings include federal funds purchased and revolving lines of credit. The Bank has a line of credit with the Federal Reserve Bank of Kansas City. The availability on the line of credit fluctuates depending on the level of available collateral, which includes commercial and commercial real estate loans. Availability on the line of credit at September 30, 2013 and December 31, 2012 was $22.9 million and $37.5 million, respectively. Advances are made subject to the discretion of the Federal Reserve Bank of Kansas City.

We also use the brokered deposit market as a source of liquidity. Although classified as brokered deposits for regulatory purposes, funds placed through the CDARS and ICS programs are Bank customer relationships that management views as core deposits. As of September 30, 2013 and December 31, 2012, the Bank had approximately $36.6 million and $27.2 million, respectively, in brokered deposits of which $26.5 million and $17.1 million, respectively, were customer funds placed in the CDARS and/or ICS programs, compared to $34.5 million in brokered deposits of which $24.4 million were customer funds placed in the CDARS program at December 31, 2011. The decrease in brokered deposits during 2012 was primarily the result of the redemption of brokered deposits upon maturity. We have utilized existing liquidity to reduce brokered deposits.

As a result of the MOU entered into effective January 11, 2013, approval is currently required prior to the payment of any dividends by the Bank. In prior years, we have relied on dividends from the Bank to assist in making debt service and dividend payments. We have also agreed at the request of the Federal Reserve Bank, to defer interest payments and not pay dividends on our Subordinated Debentures or any of our equity securities without prior regulatory approval in an effort to preserve capital. As a result, we have deferred the quarterly payment of interest related to the Subordinated Debentures issued by BVBC Capital Trust III since March 31, 2009 and the quarterly payment of interest related to the Subordinated Debentures issued by BVBC Capital Trust II since April 24, 2009. As of October 31, 2013, the Company has deferred 19 scheduled quarterly interest payments on the Subordinated Debentures issued by BVBC Capital Trust III and 19 scheduled quarterly interest payments on the Subordinated Debentures issued by BVBC Capital Trust II. Deferral of more than 20 consecutive quarterly interest payments on the Subordinated Debentures would constitute an event of default, giving the trustee or holders of the Subordinated Debentures the right to declare the principal amount due and payable immediately. If the trustee or holders of the Subordinated Debentures were to declare the principal amount due and payable immediately, such event would result in a material adverse effect on the financial condition of the Company. As of September 30, 2013 and December 31, 2012, the Company had accrued $3.9 million and $3.2 million, respectively, for interest on the Subordinated Debentures.

In addition, at the request of the Federal Reserve Bank of Kansas City, we have deferred the quarterly dividend payment on the Fixed Rate Cumulative Preferred Stock since May 15, 2009. The Fixed Rate Cumulative Preferred Stock carries a 5% per year cumulative preferred dividend rate, payable quarterly. The dividend rate increases to 9% beginning with the May 15, 2014 quarterly payment, which will cause our quarterly dividend to increase from $271,875 to $493,375. Dividends compound if they accrue and are not paid. Failure by us to pay the preferred share dividend is not an event of default. However, a failure to pay a total of six dividends, whether or not consecutive, gives the holders of the Fixed Rate Cumulative Preferred Stock the right to elect two directors to our Board of Directors. That right continues until we pay all dividends in arrears. As of October 31, 2013, we have deferred 18 dividend payments. In 2012, the holder of the Fixed Rate Cumulative Preferred Stock elected James L. Gegg to serve on the Company’s Board of Directors. This board seat was terminated in 2013 upon completion of the auction of our Fixed Rate Cumulative Preferred Stock by the Treasury to private investors, almost all of whom we have been advised have waived their right to elect directors. In recognition of Mr. Gegg’s valuable contributions, the Board of Directors subsequently appointed Mr. Gegg to fill a vacancy on the Board. We have accrued for the interest and the dividends and have every intention to bring the obligation current as soon as permitted. As of September 30, 2013 and December 31, 2012, the Company had accrued $5.5 million and $4.5 million, respectively, for dividends and interest on the Fixed Rate Cumulative Preferred Stock. There are other ancillary expenses related to legal and accounting fees which could be incurred without the ability of the Bank to make a dividend to the Company. We currently maintain cash balances sufficient to cover such ancillary expenses for several years based on historical expense amounts.

The following table sets forth a summary of our short-term debt during and as of the end of each period indicated.
SHORT-TERM DEBT

	Amount outstanding at period end	Average amount outstanding during the period (1)	Maximum Outstanding At any Month End	Weighted average interest rate during the period	Weighted Average interest rate at period end
(in thousands)
At or for the nine months ended September 30, 2013 (unaudited):
FHLBank borrowings	$-	$1	$-	0.25%
Federal Funds purchased	-	-	-	0.56%
Federal Reserve Bank line of credit	-	-	-
Repurchase agreements and other interest bearing liabilities	40,944	30,962	40,944	0.08%	0.08%
Total	$40,944	$30,963		0.08%	0.08%
At or for the year ended December 31, 2012:
FHLBank borrowings	$-	$3	$-	0.23%
Federal Funds purchased	-	3	-	1.05%
Federal Reserve Bank line of credit	-	-	-
Repurchase agreements and other interest bearing liabilities	21,668	18,668	22,071	0.23%	0.23%
Total	$21,668	$18,674		0.23%	0.23%
At or for the year ended December 31, 2011:
FHLBank borrowings	$-	$2	$-	0.24%
Federal Funds purchased	-	2	-	1.14%
Federal Reserve Bank line of credit	-	-	-
Repurchase agreements and other interest bearing liabilities…..	15,372	17,041	20,111	0.24%	0.24%
Total	$15,372	$17,045		0.24%	0.24%
At or for the year ended December 31, 2010:
FHLBank borrowings	$-	$3	$-	0.26%
Federal Funds purchased	-	2	-	0.98%
Federal Reserve Bank line of credit	-	-	-
Repurchase agreements and other interest bearing liabilities	18,748	18,472	22,071	0.24%	0.24%
Total	$18,748	$18,477		0.24%	0.24%

(1) Calculations are based on daily averages where available and monthly averages otherwise.

Capital Resources. At September 30, 2013, our total stockholders’ equity was $36.2 million, and our equity to asset ratio was 5.73%. Our total stockholders’ equity was $39.8 million and $40.5 million and our equity to asset ratio was 6.06% and 6.18% as of December 31, 2012 and 2011, respectively.

The Federal Reserve Board’s risk-based guidelines establish a risk-adjusted ratio, relating capital to different categories of assets and off-balance sheet exposures, such as loan commitments and standby letters of credit. These guidelines place a strong emphasis on tangible stockholder’s equity as the core element of the capital base, with appropriate recognition of other components of capital. At September 30, 2013, our Tier 1 capital ratio was 10.38%, while our total risk-based capital ratio was 12.71%, which exceeded the capital minimums established in the risk-based capital requirements.

Our risk-based capital ratios at September 30, 2013 and December 31, 2012, 2011 and 2010 are presented below.
RISK-BASED CAPITAL

	September 30,	December 31,
	2013	2012	2011	2010
(in thousands)	(unaudited)
Tier 1 capital Stockholders’ equity	$36,244	$39,815	$40,455	$57,164
Intangible assets	(71)	(179)	(321)	(464)
Unrealized (appreciation) depreciation on available-for-sale securities and derivative instruments	3,977	(43)	(123)	(30)
Disallowed deferred tax asset	-	-	-	(9,684)
Trust preferred securities (1)	13,406	13,257	13,444	19,000
Total Tier 1 capital	53,557	52,850	53,455	65,986

Tier 2 capital
Qualifying allowance for loan losses	6,447	6,838	6,897	7,334
Trust preferred securities (1)	5,594	5,743	5,556	-
Qualifying unrealized gains on available-for-sale equity securities	-	9	9	-
Total Tier 2 capital	12,041	12,590	12,462	7,334
Total risk-based capital	$65,598	$65,440	$65,917	$73,320

Risk weighted assets	$516,057	$544,847	$545,494	$579,334

Ratios at end of period
Total capital to risk-weighted assets ratio	12.71%	12.01%	12.08%	12.66%
Tier 1 capital to risk-weighted assets ratio	10.38%	9.70%	9.80%	11.39%
Tier 1 capital to average assets ratio (leverage ratio)	8.63%	8.10%	8.04%	9.04%

Minimum guidelines
Total capital to risk-weighted assets ratio	8.00%	8.00%	8.00%	8.00%
Tier 1 capital to risk-weighted assets ratio	4.00%	4.00%	4.00%	4.00%
Tier 1 capital to average assets ratio (leverage ratio)	4.00%	4.00%	4.00%	4.00%

(1) Federal Reserve guidelines for calculation of Tier 1 capital limit the amount of cumulative trust preferred securities which can be included in Tier 1 capital to 25% of total Tier 1 capital (Tier 1 capital before reduction of intangibles). Only $13.4 million, $13.3 million and $13.4 million of the trust preferred securities balance of $19.0 million was included in Tier 1 capital as of September 30, 2013, December 31, 2012 and December 31, 2011. All of the trust preferred securities balance of $19.0 million were included as Tier 1 capital as of December 31, 2010.

On December 5, 2008, we issued and sold to the United States Department of Treasury 21,750 shares of Fixed Rate Cumulative Perpetual Preferred Stock, along with a ten year warrant to purchase 111,083 shares of our common stock for $29.37 per share, for a total cash price of $21.75 million. The Transaction occurred pursuant to the Treasury’s CPP which was designed to attract broad participation by institutions, to stabilize the financial system and to increase lending for the benefit of the U.S. economy. Participation in the CPP subjected us to certain restrictions, including limits on our ability to pay dividends and repurchase our capital stock, limitations on executive compensation, and increased oversight by the Treasury, regulators and Congress. On October 21, 2013, the Fixed Rate Cumulative Preferred Stock was auctioned by the Treasury for $21.26 million. As a result, the Fixed Rate Cumulative Preferred Stock is now held by third party investors unaffiliated with the U.S. government and except for certain certification and disclosure requirements we are no longer subject to the rules and regulations that were established with the CPP. The Fixed Rate Cumulative Preferred Stock carries a 5% per year cumulative preferred dividend rate, payable quarterly. The dividend rate increases to 9% beginning with the May 15, 2014 quarterly payment, which will cause our quarterly dividend to increase from $271,875 to $493,375. Dividends compound if they accrue and are not paid. During the time that the Fixed Rate Cumulative
Preferred Stock is outstanding, a number of restrictions apply to us, including, among others:

•	The Fixed Rate Cumulative Preferred Stock has a senior rank. The Company is not free to issue other preferred stock that is senior to the Fixed Rate Cumulative Preferred Stock.
•
If the Company were to pay a cash dividend in the future, any such dividend would have to be discontinued if a dividend were missed on the Fixed Rate Cumulative Preferred Stock. Thereafter, dividends on common stock could be resumed only if all preferred share dividends in arrears were paid. Similar restrictions apply to the Company’s ability to repurchase common stock if dividends on the Fixed Rate Cumulative Preferred Stock are missed.

•
Failure to pay dividends on the Fixed Rate Cumulative Preferred Stock is not an event of default. However, a failure to pay a total of six dividends, whether or not consecutive, gives the holders of the Fixed Rate Cumulative Preferred Stock the right to elect two directors to the Company’s Board of Directors. That right continues until the Company pays all dividends in arrears. As of October 31, 2013, the Company has deferred 18 dividend payments on the Fixed Rate Cumulative Preferred Stock. In 2012, the holder of the Fixed Rate Cumulative Preferred Stock elected James L. Gegg to serve on the Company’s Board of Directors. This board seat was terminated in 2013 upon completion of the auction of our Fixed Rate Cumulative Preferred Stock by the Treasury to private investors, almost all of whom we have been advised have waived their right to elect directors. In recognition of Mr. Gegg’s valuable contributions, the Board of Directors subsequently appointed Mr. Gegg to fill a vacancy on the Board.

The Warrant is exercisable immediately and expires in ten years. The Warrant has anti-dilution protections and certain other protections for the holder, as well as potential registration rights upon written request from the Treasury. If requested by the Treasury, the Warrant (and the underlying common stock) may need to be listed on a national securities exchange. The Treasury has agreed not to exercise voting rights with respect to common shares it may acquire upon exercise of the Warrant.

Contractual Obligations

Our known contractual obligations outstanding as of June 30, 2013 are presented below.
		Payments due by Period
	Total	Amortization	Less than 1 year	1-3 years	3-5 years	More than 5 years
(unaudited, in thousands)
Time deposit obligations	$116,488	$-	$60,564	$45,600	$9,260	$1,064
Long-term debt obligations	82,088	-	7,500	20,000	35,000	19,588
Less: Deferred prepayment penalty on modification of Federal Home Loan Bank advances	(507)	(507)	-	-	-	-
Total obligations	$198,069	$(507)	$68,084	$65,600	$44,260	$20,652

Inflation

The consolidated financial statements and related data presented in this report have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, substantially all of our assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on our performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as inflation. Additional discussion of the impact of interest rate changes is included in the section captioned “Qualitative and Quantitative Disclosure About Market Risk.”

Off-Balance Sheet Arrangements

We enter into off-balance sheet arrangements in the ordinary course of business. Our off-balance sheet arrangements generally are limited to commitments to extend credit, mortgage loans in the process of origination and forward commitments to sell those mortgage loans, letters of credit and lines of credit.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer’s creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management’s credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate. At September 30, 2013, we had outstanding commitments to originate loans aggregating approximately $17.2 million. The commitments extend over varying periods of time with the majority being disbursed within a one-year period.

Mortgage loans in the process of origination represent amounts that we plan to fund within a normal period of 60 to 90 days and which are intended for sale to investors in the secondary market. Total mortgage loans in the process of origination amounted to $244,000 at September 30, 2013. Mortgage loans in the process of origination represent commitments to originate loans at both fixed and variable rates, which were $284,000 at September 30, 2013.

Forward commitments to sell mortgage loans are obligations to sell loans at a specified price on or before a specified future date. These commitments are acquired to reduce market risk on mortgage loans in the process of origination and mortgage loans held for sale since we are exposed to interest rate risk during the period between issuing a loan commitment and the sale of the loan into the secondary market. Related forward commitments to sell mortgage loans were approximately $2.0 million at September 30, 2013.

Letters of credit are conditional commitments issued by us to guarantee the performance of a customer to a third party. Financial standby letters of credit are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. We had total outstanding letters of credit amounting to $1.0 million at September 30, 2013, with terms ranging from one year to three years.

Lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Lines of credit generally have fixed expiration dates. Since a portion of the line may expire without being drawn upon, the total unused lines do not necessarily represent future cash requirements. Each customer’s creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management’s credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate. Management uses the same credit policies in granting lines of credit as it does for on-balance sheet instruments. At September 30, 2013, we had unused lines of credit to borrowers aggregating approximately $157.7 million for commercial, commercial real estate, and construction lines and $34.5 million for open-end consumer lines of credit.

Regulatory Matters

The Board of Directors of the Company and the Bank entered into a written agreement with the Federal Reserve Bank of Kansas City as of November 4, 2009. This agreement was a result of an examination that was completed by the regulators in May 2009, and related primarily to the Bank’s asset quality. Under the terms of the agreement, the Company and the Bank agreed, among other things, to submit an enhanced written plan to strengthen credit risk management practices and improve the Bank’s position on past due loans, classified loans, and other real estate owned; review and revise its allowance for loan and lease loss methodology and maintain an adequate allowance for loan loss; maintain sufficient capital at the Company and Bank level; and improve the Bank’s earnings and overall condition. The Company and Bank also agreed not to increase or guarantee any debt, purchase or redeem any shares of stock or declare or pay any dividends without prior written approval from the Federal Reserve Bank. The Company and the Bank substantially complied with all terms of the written agreement.

As a result of a November 12, 2012 regulatory examination, which noted the improved financial condition of the Company and the Bank, satisfactory risk management processes, and senior management oversight, as well as full compliance with all actionable provisions of the Written Agreement, the Federal Reserve Bank of Kansas City terminated the November 4, 2009 Written Agreement and, effective January 11, 2013, replaced it with a Memorandum of Understanding. The MOU’s purpose is to maintain the financial soundness of the Company and the Bank, and provides among other things, the Company and the Bank will continue to work on improvement of asset quality, maintain an adequate allowance for loan losses, maintain adequate capital, improve earnings, and not declare or pay any dividends or increase or guarantee any debt without prior written approval from the Federal Reserve Bank and the OSBC.

Qualitative and Quantitative Disclosure About Market Risk

As a continuing part of our financial strategy, we attempt to manage the impact of fluctuations in market interest rates on our net interest income. This effort entails providing a reasonable balance between interest rate risk, credit risk, liquidity risk and maintenance of yield. Our funds management policy and interest rate risk policy are established by our Bank Board of Directors and monitored by our Asset/Liability Management Committee. Our funds management policy sets standards within which we are expected to operate. These standards include guidelines for liquidity, loan limits as a percentage of funding sources, exposure to correspondent banks and brokers, and reliance on non-core deposits. Our funds management policy also establishes the reporting requirements to our Bank Board of Directors. Our interest rate risk policy includes guidelines for exposure and monitoring interest rate risk fluctuations and establishes reporting requirements to the Bank’s Board of Directors. Our Investment Policy complements our funds management policy by establishing criteria by which we may purchase securities. These criteria include approved types of securities, brokerage sources, terms of investment, quality standards, and diversification. Our liquidity contingency funding plan is established by our Bank Board of Directors and monitored by our Asset/Liability Management Committee. Our liquidity contingency funding plan sets guidelines for us to monitor and control its liquidity position as well as ensure appropriate contingency liquidity plans are actively in place and consistent with the current and our forecasted needs.

We use an asset/liability modeling system to analyze our current sensitivity to instantaneous and permanent changes in interest rates. The system simulates our asset and liability base and projects future net interest income results under several interest rate assumptions. This allows management to view how changes in interest rates will affect the spread between the yield received on assets and the cost of deposits and borrowed funds.

The asset/liability modeling system is also used to analyze the net economic value of equity at risk under instantaneous shifts in interest rates. The “net economic value of equity at risk” is defined as the market value of assets less the market value of liabilities plus/minus the market value of any off-balance sheet positions. By effectively looking at the present value of all future cash flows on or off the balance sheet, the net economic value of equity modeling takes a longer-term view of interest rate risk.

We strive to maintain a position such that current changes in interest rates will not affect net interest income or the economic value of equity by more than 5%, per 50 basis points. The following table sets forth the estimated percentage change in the Bank’s net interest income and net economic value of equity at risk over the next twelve month period at September 30, 2013 based on the indicated instantaneous and permanent changes in interest rates.

Changes in Interest Rates	Net Interest Income (next 12 months)	Net Economic Value of Equity at Risk

400 basis point rise	24.56%	-16.02%
300 basis point rise	17.17%	-12.56%
200 basis point rise	8.94%	-9.31%
100 basis point rise	2.09%	-5.10%
Base Rate Scenario	-	-
100 basis point decline	-1.74%	2.28%

The above table indicates that, at September 30, 2013, in the event of a sudden and sustained increase in prevailing market rates, our net interest income would be expected to increase. This is a result of the Bank’s asset sensitive position and loans repricing at a higher rate in a rising rate environment. Another consideration in a rising interest rate scenario is the impact of mortgage financing, which could decline, leading to lower loans held for sale fee income, though the impact is difficult to quantify or project. In the decreasing rate scenarios, the adjustable rate assets (loans) reprice to lower rates faster than our liabilities, but our liabilities – long-term FHLB advances and existing time deposits – would not decrease in rate as much as market rates. In addition, fixed rate loans might experience an increase in prepayments, further decreasing yields on earning assets and causing net income to decrease. The Bank has placed floors on its loans over the last several years which would limit the decline in yield earned on the loan portfolio in a declining rate environment.

The above table also indicates that, at September 30, 2013, in the event of a sudden increase in prevailing market rates, the economic value of our equity would decline. Under a rising rate environment, our estimated market value of assets could decrease due to fixed rate loans and investments with rates lower than market rates. These assets are likely to remain until maturity in this rate environment. Given our current asset/liability position, a 100 basis point decline in interest rates will result in a slight increase. This increase in the economic value of our equity is projected due to our increase in fixed rate assets. As the demand and volume of loans has declined, we have increased investments in fixed rate securities. In addition, our estimated market value of loans could increase in a falling rate environment as a result of fixed rate loans, net of possible prepayments. However, the estimated market value increase in fixed rate loans is offset by time deposits unable to reprice to lower rates immediately and fixed-rate callable FHLB advances. The likelihood of advances being called in a decreasing rate environment is diminished resulting in the advances existing until final maturity, which has the effect of lowering the economic value of equity.

The following table summarizes the anticipated maturities or repricing of our interest-earning assets and interest-bearing liabilities as of September 30, 2013, based on the information and assumptions set forth below.

INTEREST-RATE SENSITIVITY ANALYSIS
Expected Maturity or Repricing Date
unaudited, in thousands)
	0-90 Days	91-365 Days	1 Year	1-2 years	2-5 years	Thereafter	Total
Interest-Earning Assets:
Fixed Rate Loans	$8,155	$29,769	$37,924	$34,667	$73,010	$31,381	$176,982
Average Interest Rate	4.27%	6.53%	6.04%	5.37%	4.84%	5.17%	5.25%
Variable Rate Loans	201,049	10,066	211,115	5,525	12,479	2,163	231,282
Average Interest Rate	4.63%	3.60%	4.58%	4.22%	5.22%	4.13%	4.61%
Fixed Rate Investments	-	-	-	-	-	94,609	94,609
Average Interest Rate	-	-	-	-	-	4.58%	4.58%
Variable Rate Investments	596	-	596	-	-	-	596
Average Interest Rate	2.06%	-	2.06%	-	-	-	2.06%
Interest Bearing Deposits	45,600	-	45,600	-	-	-	45,600
Average Interest Rate	0.21%	-	0.21%	-	-	-	0.21%
Federal Funds Sold	-	-	-	-	-	-	-
Average Interest Rate	-	-	-	-	-	-	-
Total interest-earning assets	$255,400	$39,835	$295,235	$40,192	$85,489	$128,153	$549,069

Interest-Bearing Liabilities:
Interest-bearing demand	$124,273	$-	$124,273	$-	$-	$-	$124,273
Average Interest Rate	0.36%	-	0.36%	-	-	-	0.36%
Savings and money market	108,113	-	108,113	-	-	-	108,113
Average Interest Rate	0.25%	-	0.25%	-	-	-	0.25%
Time Deposits	22,738	37,824	60,562	31,481	23,380	1,065	116,488
Average Interest Rate	0.62%	0.81%	0.74%	1.68%	2.15%	1.68%	1.29%
Funds Borrowed	85,454	22,274	107,728	14,797	-	-	122,525
Average Interest Rate	1.84%	2.34%	1.95%	1.84%	-	-	1.94%
Total interest-bearing liabilities	$340,578	$60,098	$400,676	$46,278	$23,380	$1,065	$471,399

Cumulative:
Rate sensitive assets (RSA)	$255,400	$39,835	$295,235	$335,427	$420,916	$549,069	$549,069
Rate sensitive liabilities (RSL)	340,578	60,098	400,676	446,955	470,335	471,400	471,400
GAP (GAP = RSA – RSL)	-85,178	-20.263	-105,441	-111,528	-49,419	77,669	77,669
RSA/RSL	74.99%	66.28%	73.68%	75.05%	89.49%	116.48%
RSA/Total assets	40.40%	6.30%	46.70%	53.06%	66.58%	86.85%
RSL/Total assets	53.87%	9.51%	63.38%	70.70%	74.40%	74.56%
GAP/Total assets	-13.47%	-3.21%	-16.68%	-17.64%	-7.82%	12.29%
GAP/RSA	-33.35%	-50.87%	-35.71%	-33.25%	-11.74%	14.15%

Certain assumptions contained in the above table may affect the presentation. Although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types of assets and liabilities lag behind changes in market interest rates.

Disclosures about fair values of financial instruments, which reflect changes in market prices and rates, can be found in Note 9 to the September 30, 2013 and 2012 consolidated financial statements included in this report.

Financial Statements and Supplementary Data

See index to Blue Valley Ban Corp. financial statements on page F-1.

MANAGEMENT
Directors and Executive Officers

Director Independence

The Board reviews and determines the independence of each Director and nominee for election as a Director. The Board applies the definition of “independent directors”, as defined by the listing standards of the New York Stock Exchange. The Board has determined that each of the following non-employee directors of the Company is independent:

Donald H. Alexander
Robert D. Taylor
James L. Gegg

The Board determined that Robert D. Regnier, as an employed executive officer of the Company, is not independent.

For each of our directors and our executive officers, we have set forth below their ages as of September 30, 2013, and their principal positions.

Name	Age	Positions

Directors

Robert D. Regnier	64	President, Chief Executive Officer and Chairman of the Board of Directors of Blue Valley; President, Chief Executive Officer and Chairman of the Board of Directors of the Bank
Donald H. Alexander	75	Director of Blue Valley and the Bank
Robert D. Taylor	66	Director of Blue Valley
James L. Gegg	62	Director of Blue Valley

Additional Directors of the Bank

Harvey S. Bodker	77	Director of the Bank
Richard L. Bond	78	Director of the Bank
Suzanne E. Dotson	66	Director of the Bank
Charles H. Hunter	71	Director of the Bank

Executive Officers who are not Directors

Mark A. Fortino	47	Executive Vice President and Chief Financial Officer of the Bank; Chief Financial Officer of Blue Valley
Bruce Easterly	54	Executive Vice President and Chief Lending Officer for the Bank
Bonnie McConnaughy	54	Senior Vice President, Operations – Retail Division of the Bank

Directors

Robert D. Regnier has been a director and the President and Chief Executive Officer of the Company and the Bank since their formation in 1989. He has also been the sole director and President and Chief Executive Officer of Blue Valley Investment Corporation since its formation in 1995, and of Blue Valley Building Corp. since its formation in

1994. Prior to forming Blue Valley Ban Corp., Mr. Regnier held various managerial positions with Boatmen’s Bank and Trust and Boatmen’s First National Bank of Kansas City. Mr. Regnier has over 40 years of experience in a number of banking areas, including lending, investments, personnel, administration, trust, operations, new business development and mergers. Mr. Regnier serves on the Board of Directors of the Civic Council of Greater Kansas City, Union Station Kansas City, Inc., Greater Kansas City Chamber Johnson County Leadership Council, Greater Kansas City Community Foundation, Nelson Atkins Museum of Art, University of Kansas Hospital Authority, Kansas City Area Life Sciences Institute, Konza Valley (formerly known as Kansas Venture Capital), Inc., and Applied Measurement Professionals, as well as the Board of Trustees of MRIGlobal. Mr. Regnier brings to the Board his extensive experience and knowledge of the banking industry, as well as his experience as the Chief Executive Officer and Chairman of the Board of the Company. He has in-depth knowledge of the Company’s business, strategy and management team. Mr. Regnier also has extensive community relations experience with his involvement in civic, business, and philanthropic organizations in the Kansas City metropolitan area.

Donald H. Alexander has been a director of the Company and member of its Audit Committee since 1992. Mr. Alexander has also been a director of the Bank since its formation in 1989. Mr. Alexander is a private investor with a background in commercial banking. In addition to his positions with the Company and the Bank, Mr. Alexander has also been President and Director of Alexander & Associates, Inc. in Kansas City, Kansas, a private investment company, since 1987; Chairman of Tulsa Power, LLC in Tulsa, Oklahoma, a machinery fabrication company, since 1998; and Chairman of C.D.I, Industrial and Mechanical Contractors, Inc. in Kansas City, Kansas, since 2003. Mr. Alexander served as a Director of the Winston Churchill Memorial Library in Fulton, Missouri, Advisory Director of Nijenrode International Business School of Breukelen, the Netherlands, and trustee of the Eye Institute, Kansas City, Missouri. Mr. Alexander brings to the Board both his knowledge of the banking industry as well as his experience as a Chairman of a Board. His tenure on the Company’s Board provides him with a deep understanding of the business of the Company and the market in which it competes and provides continuity to the Board as a whole. Mr. Alexander qualifies as an Audit Committee financial expert.

Robert D. Taylor has been a director of the Company and the Audit Committee Chair since April 2006. Mr. Taylor is the Chairman and CEO of Executive AirShare Corporation, a fractional aircraft company headquartered in Kansas City, Missouri. Mr. Taylor’s management experience includes serving as Chairman and CEO of Railroad Savings Bank, a $600 million publicly traded savings and loan, and Senior Vice President and Chief Financial Officer of Rent-A-Center, a large consumer rental company. Mr. Taylor serves as the Chairman of the Board of Elecsys Corporation, an Olathe, Kansas based technology and electronics manufacturer specializing in machine to machine (M2M) communication solutions for industrial applications. As a member of the Board of Elecsys, Mr. Taylor serves on the Audit and Compensation Committees. Mr. Taylor also serves as a Director of Inergy L.P., a Kansas City, Missouri based midstream operations company operating natural gas storage facilities and related businesses. As a member of the Inergy Board, Mr. Taylor serves as a member of the Audit Committee. Mr. Taylor is a trustee of University of Kansas Endowment Fund and a member of the Board of Advisors for the School of Business at the University of Kansas. Mr. Taylor brings his financial expertise and his experience as the chief executive officer, chairman of the board and chief financial officer of a publicly-traded company to the Board. He also has previous experience on other boards and serves on the audit committee of Elecsys and Inergy L.P. Mr. Taylor qualifies as an Audit Committee Financial Expert.

James L. Gegg has been a director of the Company since September 2012. Mr. Gegg is a former audit partner with PricewaterhouseCoopers LLP (“PwC”), where he served clients principally in the financial services and transportation industries over a 38 year career. He also served in various leadership roles in the firm, including serving as Managing Partner of PwC’s Kansas City office from 1998 – 2011, Global and US Leader of PwC’s Transportation and Logistics Industry Group from 1998-2003, and Managing Partner of the PriceWaterhouse Kansas City office from 1990 - 94. He has worked extensively in the transportation and logistics industry with his primary focus being on the rail sector. He has worked on numerous railroad mergers and acquisitions and has provided services to most of the major railroads in North America. Through his service to public clients, Mr. Gegg has interacted frequently with Audit Committees and senior executives regarding complex accounting and corporate governance issues. Mr. Gegg has been involved in many civic and philanthropic organizations. Mr. Gegg has also previously been a member of the AICPA and Missouri Society of CPA’s. Mr. Gegg qualifies as an Audit Committee Financial Expert.

Executive Officers

Mark A. Fortino has been with the Company and the Bank since May 1998. Mr. Fortino serves as Chief Financial Officer and/or Treasurer of Blue Valley Ban Corp., Blue Valley Building Corp., and Blue Valley Investment Corporation, and Executive Vice President and Chief Financial Officer of the Bank. He is responsible for oversight of all financial reporting and analysis, bank operations, human resources, compliance, internal audit, loan review, information technology, facilities, administration, and marketing. Mr. Fortino also serves on the Technology, Asset/Liability Management, Compliance, Marketing and Work-Life Committees of the Bank. Mr. Fortino is a certified public accountant, and for ten years prior to joining Blue Valley served in various positions, including Audit Manager, at Baird, Kurtz & Dobson (now BKD, LLP), a public accounting firm in Kansas City, Missouri. His prior experience includes bank consulting and auditing, bank mergers and acquisitions, public securities offerings and periodic SEC reporting. Mr. Fortino is a member of the Missouri Society of CPAs and the American Institute of CPAs. Mr. Fortino has served as treasurer on various not-for-profit boards and remains an active executive board member of the University of Kansas Accounting and Information Systems Advisory Council as a past chair.

Bruce A. Easterly rejoined the Bank as Executive Vice President – Chief Lending Officer on November 10, 2008. Mr. Easterly is responsible for managing the commercial lending team as well as serving as a member of the Loan, Asset/Liability Management, Technology and Compliance committees. Mr. Easterly started his banking career as a bank examiner working for the Illinois Commissioner of Banks and Trust Companies in the Northern District of Chicago from 1982 to 1985. He then joined Continental Bank in the audit division primarily involved in conducting due diligence on acquisition targets during the period from 1985 to 1987. Mr. Easterly gained international banking and large corporate lending experience during his tenure at Toronto Dominion Bank from 1987 to 1991. In 1991, he relocated to the Kansas City area to work for Merchants Bank, heading up the credit administration department until 1992 when it was acquired by Boatmen’s First National Bank of Kansas City. During his tenure at Boatmen’s he worked in special assets and then in the metropolitan banking department. After the bank was acquired by NationsBank and subsequently merged with Bank of America he worked in the global bank focusing on credit products for corporate banking clients. After a brief stint at US Bank in the corporate banking division from 2000 to 2002, he joined Bank of Blue Valley. At Bank of Blue Valley from 2002 through August 2008, he was initially responsible for managing the commercial lending team and his loan portfolio. Mr. Easterly left the Bank for a brief stint in August 2008 through November 2008 and served as Executive Vice President and Chief Lending Officer with Valley View State Bank in Overland Park, Kansas. While at Valley View State Bank, he was responsible for managing the commercial and real estate lending division. Mr. Easterly has a BS in Business Economics from Southern Illinois University and an MBA in finance from DePaul University’s Graduate School of Business.

Bonnie M. McConnaughy joined the Bank in 1990. In December of 2008, Ms. McConnaughy was promoted to Senior Vice President. She is responsible for the oversight of the Deposit Operations, Retail Deposit Operations and e-Business Solutions departments as part of the Finance Administration and Operational Solutions Division. Ms. McConnaughy also handles implementation for new products and acts as the primary contact for the Bank’s core processing provider. Ms. McConnaughy serves on the Technology, Asset/Liability Management, Compliance and Marketing Committees of the Bank. Ms. McConnaughy is also the Security Officer for the Bank. Ms. McConnaughy has been in banking since 1980, holding various positions including Teller, Personal Banker, Loan Operations and Deposit Operations and is a certified Paralegal with an Associate’s Degree in Paralegal Studies.
Over the past five years, none of the Blue Valley or Bank directors or executive officers have been involved in any bankruptcy proceeding or criminal proceeding or have violated any federal or state securities or commodities laws.

BENEFICIAL OWNERSHIP TABLE

The following table sets forth, as of September 30, 2013, for each of our directors, each of our named executive officers, each owner of more than 5% of our common stock, and all of our executive officers and directors as a group, the following information:

(i) the proposed purchases of shares, assuming sufficient shares of common stock are available to fulfill purchase intentions; and

(ii) the total amount of our common stock to be held following the offerings

Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security. The rules also treat as outstanding all shares of common stock that a person would receive upon exercise of stock options or warrants held by that person, which are immediately exercisable or exercisable within 60 days of the determination date. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which that person has no economic interest. The address of each person listed below is c/o Blue Valley Ban Corp., 11935 Riley, Overland Park, Kansas 66213.

				Proposed Purchases of Common Stock in the Rights Offering
	Common Stock Beneficially (2) Owned Before Rights Offering		Percentage of Class Before Rights Offering	Number of Shares		Amount	Common Stock to be Beneficially (2) Owned After Rights Offering

Robert D. Regnier	760,906	(1)(3)	25.89%	579,834	(4)	2,899,170	1,340,740
Donald H. Alexander	230,848	(1)	7.86%	80,000	(6)	400,000	310,848
Thomas A. McDonnell	212,225	(1)56)	6.49%	200,000	(7)	1,000,000	412,225
Robert D. Taylor	22,742	(1)	0.77%	22,742	(8)	113,710	45,484
James L. Gegg	1,745	(1)	0.06%	5,000		25,000	6,745
Mark A. Fortino	17,338	(1)(5)	0.59%	10,227		51,135	27,565
Bruce A. Easterly	10,556	(1)(10)	0.36%	5,000		25,000	15,556
Bonnie M. McConnaughy	8,700	(1)(11)	0.30%	1,200		6,000	9,900

All Directors beneficial owners of more than 5% of our common stock and Executive Officers, 8 in number, as a Group	1,265,060		42.32%	904,403		$4,520,015	2,169,063
(1)	All entries based on information provided to us by our directors and executive officers.

(2)
For purposes of this table, a person is considered to beneficially own shares of common stock if he or she directly or indirectly has or shares voting power, which includes the power to vote or to direct the voting of the shares, or investment power, which includes the power to dispose or direct the disposition of the shares, or if he/she has the right to acquire the shares under options which are exercisable currently or within 60 days of September 30, 2013. Each person named in the above table has sole voting power and sole investment power with respect to the indicated shares unless otherwise noted. A person is considered to have shared voting and investment power over shares indicated as being owned by the spouse or the IRA of the spouse of that person.

(3)
Includes 16,585 shares held in family limited partnerships and a corporate entity; 637,993 shares held individually; 16,930 shares issued to Mr. Regnier under the restricted stock award program; and 89,398 shares held in a family limited partnership with his spouse.

(4)
Consists of 517,834 shares acquired once Mr. Regnier and related entities exercise their basic subscription rights; and 62,000 shares acquired once Mr. Regnier and related entities exercise their oversubscription rights, if available.

(5)
Consists of 3,600 shares held individually; 208,625 shares jointly held by Mr. McDonnell and his spouse in a trust. Mr. McDonnell is not a director or executive officer of the Company, but is a beneficial owner of over five percent of the outstanding common stock.

(6)	Consists of 144,429 shares acquired once Mr. McDonnell exercises his basic subscription rights; and 55,571 shares acquired once Mr. McDonnell exercises his oversubscription rights, if available.
(7)	Consists of 15,477 shares acquired once Mr. Taylor exercises his basic subscription rights; and 7,265 shares acquired once Mr. Taylor exercises his oversubsctiption rghts.

(8)	Consists of 1,187 shares acquired once Mr. Gregg exercises his basic subscription rights, and 3,813 shares to be acquired once Mr. Gregg exercises his oversubscription rights, if available.
(9)
Consists of 5,283 shares held individually; 1,600 shares issued to Mr. Fortino under the restricted stock award program; 9,567 shares jointly held by Mr. Fortino and his spouse in a trust; and 888 shares held individually by his spouse.

(10)	Consists of 8,956 shares held individually; 1,600 shares issued to Mr. Easterly under the restricted stock award program.
(11)	Consists of 6,000 shares held individually; 1,100 shares jointly held by Ms. McConnaughy and her spouse; 1,600 shares issued to Ms. McConnaughy under the restricted stock award program.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The Bank periodically makes loans to the executive officers and directors of the Bank and Blue Valley, the members of their immediate families and companies with which they are affiliated. As of September 30, 2013, the Bank had aggregate loans outstanding to such persons of approximately $16 million, which represented 44.23% of our stockholders’ equity of $36.2 million on that date. These loans:

•	were made in the ordinary course of business;

•	were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons; and

•	did not involve more than the normal risk of collectability or present other unfavorable features.

As of and for the nine month period ending September 30, 2013, and as of and for the year ending December 31, 2012, related party transactions were as follows:

	2013	2012

	(in thousands)	(in thousands)

Balance, beginning of year	$13,632	$12,967
New loans and advances	8,371	4,060
Repayments and reclassifications	(5,972)	(3,395)
Balance, end of period	$16,031	$13,632

INDEMNIFICATION OF DIRECTORS, OFFICERS, AND EMPLOYEES

The KGCC authorizes a company to indemnify its directors and officers in certain instances against certain liabilities that they may incur by virtue of their relationship with the company. A company may indemnify any director, officer, employee or agent against judgments, fines, penalties, amounts paid in settlement, and expenses incurred in any pending, threatened or completed civil, criminal, administrative, or investigative proceeding (except an action by the Company) against the individual in his or her capacity as a director, officer, employee, or agent of the company, or another company if serving in such capacity at the company’s request if the individual (i) acted in good faith; (ii) acted in a manner which he or she reasonably believed to be in or not opposed to the best interests of the company; and (iii) with respect to a criminal action, had no reasonable cause to believe his or her conduct was unlawful. Furthermore, a company may indemnify any director, officer, agent or employee against expenses incurred in defense or settlement of any proceeding brought by the company against the individual in his or her capacity as a director, officer, employee or agent of the company, or another company if serving in such capacity at the company’s request, if the individual: (i) acted in good faith; (ii) acted in a manner which he or she reasonably believed to be in or not opposed to the best interests of the company; and (iii) is not adjudged to be liable to the company (unless the court finds that he or she is nevertheless reasonably entitled to indemnity for expenses which the court deems proper). A company must repay the expenses of any director, officer, employee or agent who is successful on the merits of an action against the individual in his or her capacity as such.

A Kansas company is authorized to make any other or further indemnification or advancement of expenses of any of its directors, officers, employees, or agents, except for acts or omissions which constitute (i) a violation of the criminal law (unless the individual had reasonable cause to believe it was lawful); (ii) a transaction in which the individual derived an improper personal benefit; (iii) in the case of a director, a circumstance under which certain liability provisions of the KGCC are applicable (related to payment of dividends or other distributions or repurchases of shares in violation of the KGCC); or (iv) willful misconduct or a conscious disregard for the best interest of the company in a proceeding by the company, or a company stockholder. A Kansas company also is authorized to purchase and maintain liability insurance for its directors, officers, employees and agents.

Under our Bylaws, we may indemnify our directors and officers to the fullest extent permitted by applicable law.

Federal banking law, which is applicable to us as a financial holding company and to the Bank as an insured depository institution, limits our and the Bank’s ability to indemnify their directors and officers. Neither the Bank nor we may make, or agree to make, indemnification payments to an institution-affiliated party such as an officer or director in connection with any administrative or civil action instituted by a federal banking agency if as a result of the banking agency action the indemnitee is assessed a civil money penalty, is removed from office or prohibited from participating in the conduct of our or the Bank’s affairs, or is subject to a cease and desist order. Prior to the resolution of any action instituted by the applicable banking agency, the Bank, or we, as applicable, may indemnify officers and directors only if the respective board of directors, as the case may be, (i) determines in writing that the indemnified person acted in good faith and in a manner he/she believed to be in the best interest of the institution, (ii) determines after investigation that making indemnification payments would not affect our safety and soundness or the safety and soundness of the Bank, as the case may be, (iii) if the indemnified party agrees in writing to reimburse us or the Bank, as the case may be, for any indemnity payments which turn out to be impermissible, and (iv) determines that the indemnification payments would not otherwise be prohibited by federal banking law.

EXECUTIVE COMPENSATION

Participation in the U.S. Treasury’s Capital Purchase Plan

The Emergency Economic Stabilization Act of 2008 was signed into law on October 3, 2008. This legislation was principally designed to allow the Treasury and other government agencies to take action to restore liquidity and stability to the U.S. financial system. This legislation authorized the Treasury, through the Troubled Asset Relief Program, to purchase from financial institutions and their holding companies up to $700 billion in mortgage loans and certain other financial assets, including debt and equity securities issued by financial institutions and their holding companies. The Treasury allocated $250 billion to the TARP CPP. The Company’s Board of Directors approved the Company’s participation in the program and the Company entered into a Securities Purchase Agreement – Standard Terms on December 5, 2008. Pursuant to the agreement, the Company issued and sold to the Treasury 21,750 shares of Fixed Rate Cumulative Perpetual Preferred Stock, along with a ten year warrant to purchase 111,083 shares of the Company’s common stock, for a total cash price of $21.75 million. On October 21, 2013, the Fixed Rate Cumulative Preferred Stock was auctioned by the Treasury for $21.26 million. As a result, the Fixed Rate Cumulative Preferred Stock is now held by third party investors unaffiliated with the U.S. government. In connection with participation in the CPP, the Company is required under The American Recovery and Reinvestment Act of 2009, enacted on February 17, 2009, to fulfill its final corporate governance obligations with respect to the portion of the current fiscal year in which Treasury held the Fixed Rate Cumulative Preferred Stock.

These additional obligations include: (i) semi-annual meetings of the Compensation Committee of the Board of Directors (comprised entirely of independent directors) to discuss and evaluate employee compensation plans in light of an assessment of any risk posed from such compensation plans; and (ii) written certifications by the chief executive officer and chief financial officer with respect to compliance with the compensation requirements of the American Recover and Reinvestment Act of 2009 (the “ARRA”). The ARRA amended EESA to require a financial institution’s chief executive officer and chief financial officer to annually certify that the financial institution is in compliance with the compensation requirements of the ARRA during the period in which Treasury held the Fixed Rate Cumulative Preferred Stock. The Compensation Committee has complied in all material respects with the EESA, the ARRA and all applicable rules and regulations, as the same are promulgated or amended from time to time with respect to the period in which Treasury held the Fixed Rate Cumulative Preferred Stock.

The Summary Compensation Table below provides summary information concerning compensation that was paid or accrued for fiscal years ended December 31, 2012, 2011 and 2010 to or on behalf of the Chief Executive Officer, Chief Financial Officer, and the other executive officers whose salary and bonus for 2012 exceeded $100,000. Executive officers do not have employment contracts assuring continued employment, but do have oral agreements for “at will” employment as discussed above.

SUMMARY COMPENSATION TABLE

Name and Principal Positions	Year	Salary	Bonus (1)		Long Term Retention Bonus (2)	Stock Awards (3)	All Other Comp (4)	Total

Robert D. Regnier President, Chief Executive Officer and Chairman of the Board of Directors of the Company; President, Chief Executive Officer and Director of the Bank	2012	$272,700	$-		$-	$ 37,953	$ 12,254	$ 322,907
	2011	$265,200	$-		$-	$ 34,400	$ 12,082	$ 311,682
	2010	$265,200	$-		$-	$ 37,500	$ 12,472	$ 315,172
				$
Mark A. Fortino Chief Financial Officer of the Company; Executive Vice President and Chief Financial Officer of the Bank	2012	$177,500	$10,872	$-	$ 8,500	$ 8,052	$ 204,924
	2011	$170,000	$-	$-	$ 4,300	$ 7,016	$ 181,316
	2010	$155,000	$-	$-	$ 4,500	$ 6,326	$ 165,826

Bruce A. Easterly Executive Vice President – Chief Lending Officer of the Bank	2012	$172,500	$10,566	$-	$ 8,500	$ 8,240	$ 199,806
	2011	$165,000	$-	$-	$ 4,300	$ 6,917	$ 176,217
	2010	$150,000	$-	$-	$ 4,500	$ 6,276	$ 160,776

Bonnie M. McConnaughy Senior Vice President – Deposit Operations and e-Business Solutions if the Bank	2012	$117,500	$7,197	$-	$ 8,500	$ 5,405	$ 138,602
	2011	$110,000	$-	$-	$ 4,300	$ 4,566	$ 118,866
	2010	$100,000	$-	$-	$ 4,500	$ 4,450	$ 108,950

(1)	Discretionary Bonus.
(2)
The Company did not meet the ROE requirements for bonus and thus no long term retention bonus was recorded for 2012, 2011 and 2010. Future payout of the award cannot be determined at this time and is dependent on several factors including future financial performance of the Company, as discussed under the Long-Term Retention Bonus Plan portion of the Compensation Discussion and Analysis.

(3)
In December 2012, the Board approved restricted stock awards for 2012 performance with a grant date of December 19, 2012. Mr. Regnier was awarded 8,930 shares of stock, which will not vest for the duration of the period that the Treasury holds any equity or debt position in the Company acquired under the CPP. Mr. Fortino, Mr. Easterly, and Ms. McConnaughy were each awarded 2,000 shares of restricted stock which vested immediately. Management’s estimate of the fair value of our common stock at grant date, December 19, 2012, was $4.25 per share based upon the last trade which occurred on December 19, 2012. In December 2011, the Board approved restricted stock awards for 2011 performance with a grant date of December 21, 2011. Mr. Regnier was awarded 8,000 shares of stock, which will not vest for the duration of the period that the Treasury holds any equity or debt position in the Company acquired under the CPP. Mr. Fortino, Mr. Easterly, and Ms. McConnaughy were each awarded 1,000 shares of restricted stock which vest on December 21. 2014. Management’s estimate of the fair value of our common stock at grant date, December 21, 2011, was $4.30 per share based upon the last trade which occurred on December 21, 2011. In December 2010, the Board approved restricted stock awards for 2010 performance with a grant date of December 15, 2010. Mr. Regnier was awarded 5,000 shares of stock, which will not vest for the duration of the period that the Treasury holds any equity or debt position in the Company acquired under the CPP. Mr. Fortino, Mr. Easterly, and Ms. McConnaughy were each awarded 600 shares of restricted stock which vest on December 15, 2013. Management’s estimate of the fair value of our common stock at grant date, December 15, 2010, was $7.50 per share based upon the last trade which occurred on December 9, 2010.

(4)	All Other Compensation is comprised of the following amounts:

Name		401(k) Match	Profit Sharing Contribution	Premiums for Group Term Life Insurance	Cash Dividends Paid on Stock Awards (a)	Perquisites (b)	Service Awards	Total All Other Compensation

Robert D. Regnier	2012	$ 10,000	$ -	$ 1,650	$ -	$ 604	$ -	$ 12,254
	2011	$ 9,800	$ -	$ 1,584	$ -	$ 698	$ -	$ 12,082
	2010	$ 9,800	$ -	$ 1,584	$ -	$ 1,088	$ -	$ 12,472

Mark A. Fortino	2012	$ 7,812	$ -	$ 240	$ -	$ -	$ -	$ 8,052
	2011	$ 6,800	$ -	$ 216	$ -	$ -	$ -	$ 7,016
	2010	$ 6,200	$ -	$ 126	$ -	$ -	$ -	$ 6,326

Bruce A. Easterly	2012	$ 7,636	$ -	$ 354	$ -	$ -	$ 250	$ 8,240
	2011	$ 6,601	$ -	$ 317	$ -	$ -	$ -	$ 6,918
	2010	$ 6,000	$ -	$ 276	$ -	$ -	$ -	$ 6,276

Bonnie M. McConnaughy	2012	$ 5,209	$ -	$ 196	$ -	$ -	$ -	$ 5,405
	2011	$ 4,400	$ -	$ 166	$ -	$ -	$ -	$ 4,566

(a)	No cash dividends were paid in 2012, 2011 and 2010.

(b)	Perquisites for Mr. Regnier include personal use of the Company car.

Employment Agreements

Mr. Regnier, Mr. Fortino, Mr. Easterly, and Ms. McConnaughy each has an oral agreement with the Company for “at will” employment which includes the following:

1.	Entitlement to a salary, adjusted annually by the Board;
2.	Eligibility for incentive awards under the 1998 Equity Incentive Plan, as determined by the Board;
3.	Entitlement to medical and disability insurance and other forms of health, life and other insurance and/or benefits provided by the Company to its employees; and
4.
Entitlement to paid time off and all other employee benefits provided by the Company to its employees, except for Mr. Regnier who is not eligible to participate in the Employee Stock Purchase Plan due to his greater than 5% ownership in the Company.

Equity Compensation Plan Information

The following table provides information as of December 31, 2012, with respect to the compensation plan under which common shares of Blue Valley Ban Corp. are authorized for issuance to certain officers in exchange for services provided. The 1998 Equity Incentive Plan, amended and restated as of May 14, 2003, provides for the issuance of equity-based awards, including restricted stock and stock options.

Plan Category	Number of Common Shares to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Common Shares Remaining Available for Future Issuance Under Equity Plans (Excluding Shares Reflected in Column (a))
	(a)	(b)

Equity compensation plans approved by stockholders	-	-	-
Equity compensation plans not approved by stockholders	-	-	-
Total	$ -	$ -	$ -

2012 Director Compensation
The Company pays each of our non-employee directors in common stock of the Company a fee of $1,500 for each meeting of our Board, and a fee of $350 for each committee meeting that each attends. An employee of the Company or a subsidiary receives no additional compensation for serving as a director. Directors are also eligible to receive stock options, restricted stock and deferred share unit grants under our 1998 Equity Incentive Plan. In December 2012, each non-employee director of the Company was awarded 1,000 shares of our stock for performance during 2012. Mr. Regnier received 8,000 shares of restricted stock as discussed above under Executive Compensation.

		Fees Earned or Paid in Cash(1)	Stock Awards (2)	Option Awards	Non –Equity Incentive Plan Compensation	All Other Compensation	Total Compensation
Name	Year	($)	($)	($)	($)	($)	($)

Donald H. Alexander	2012	$37,500	$8,500	-	-	-	$45,500

Robert D. Taylor	2012	$17,950	$8,500	-	-	-	$26,450

James L. Gegg	2012	$3,350	$4,250	-	-	-	$7,600

(1)
Fees earned were converted to shares of the Company’s common stock during 2012. In December, 2012, the following shares of common stock were issued to the non-employee directors: Mr. Alexander – 8,223 shares; Mr. Taylor – 3,989 shares; and Mr. Gegg – 745 shares.

(2)
All non-employee directors received 2,000 shares, except M. Gegg, who received 1,000 shares, which vested immediately. Management’s estimate of the fair value of our common stock at December 24, 2012, the grant date, was $4.25 per share based upon the last trade which occurred on December 19, 2012.

LEGAL MATTERS

The validity of the issuance of the common stock offered hereby will be passed upon for us by Husch Blackwell LLP.

EXPERTS

The consolidated financial statements for the year ended December 31, 2012 have been audited by BKD, LLP, an independent registered public accounting firm, as stated in their report dated September 9, 2013 (which report expresses an unqualified opinion), which is included herein. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited interim financial information for the periods ended September 30,. 2013 and 2012, BKD LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their report, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. BKD LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because this report is not “report” or a “part” of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

BLUE VALLEY BAN CORP.
MINIMUM OF 1,000,000 AND MAXIMUM OF 2,000,000
SHARES OF
COMMON STOCK

PROSPECTUS

______________, 2013

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth all costs and expenses, payable by us in connection with the common stock subscription rights offering being registered hereunder. All of the amounts shown are estimates except for the Securities and Exchange Commission registration fee.

SEC registration fee	$1,288.00
Printing expenses	$7,000.00	*
Legal fees and expenses	$85,000.00	*
Accounting fees and expenses	$55,000	*
Miscellaneous	$200,000	*
Total	$348,288	*

* Estimated pursuant to instruction to Rule 511 of Regulation S-K.

Item 14. Indemnification of Directors and Officers

Section 17-6305 of the Kansas General Corporation Code (the “KGCC”) and Article VIII of Blue Valley’s Bylaws provide generally and in pertinent part that Blue Valley may indemnify its directors, officers, employees or agents against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, except actions by or in the right of the corporation, if, in connection with the matters in issue, they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and in connection with any criminal suit or proceeding, if in connection with the matters in issue, they had no reasonable cause to believe their conduct was unlawful. Article VIII of Blue Valley’s Bylaws provides that Blue Valley shall not be required to indemnify or advance expenses to any person in connection with an action, suit or proceeding initiated by such person (other than an action, suit or proceeding initiated by such person to enforce his right to indemnification and advancement of expenses pursuant to Section 7 of Article VIII of the Bylaws) unless the initiation of such action, suit or proceeding was authorized in advance by the Board of Directors. Section 17-6305 and Article VIII of our Bylaws further provide that in connection with the defense or settlement of any action by or in the right of the corporation to procure a judgment in its favor, Blue Valley may indemnify its directors, officers, employees or agents against expenses actually and reasonably incurred by them in connection with the defense or settlement of the action or suit if they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation; provided, however, that no indemnification shall be made in any action as to which they have been adjudged to be liable to the corporation unless, and only to the extent that, a court deciding such action determines that, despite the adjudication of liability but in view of all of the circumstances of the case, they are fairly and reasonably entitled to indemnification for such expenses as the court deems proper.

Section 9 of Article VIII of our Bylaws and Section 17-6305(g) of the KGCC provides that upon resolution passed by the Board of Directors, Blue Valley may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Blue Valley or is or was serving at the request of Blue Valley, against any liability asserted against him and incurred by him in such capacity, or arising out of his status as such, whether or not Blue Valley would have the power to indemnify him against such liability under the provisions of the Bylaws or Section 17-6305 of the KGCC. Blue Valley’s directors and officers are insured against losses arising from any claim against them as such for wrongful acts or omissions, subject to certain limitations.

Article IX of Blue Valley’s Amended and Restated Articles of Incorporation (the “Articles”) provides that Blue Valley shall indemnify its officers, directors and advisory directors to the fullest extent permitted by law. Article X provides that Blue Valley’s directors and advisory directors shall not be liable for monetary damages for breach of a fiduciary duty, except to the extent such exemption from liability is not permitted under the KGCC. As provided in

Section 17-6002(b)(8) of the KGCC, Articles IX and X do not limit or eliminate liability (i) for any breach of the director’s duty of loyalty to Blue Valley or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for paying a dividend or approving a stock repurchase in violation of the KGCC or (iv) for any transaction from which the director derived an improper personal benefit.

Federal banking law, which is applicable to us as a financial holding company and to the Bank as an insured depository institution, limits our and the Bank’s ability to indemnify their directors and officers. Neither the Bank nor we may make, or agree to make, indemnification payments to an institution-affiliated party such as an officer or director in connection with any administrative or civil action instituted by a federal banking agency if as a result of the banking agency action the indemnitee is assessed a civil money penalty, is removed from office or prohibited from participating in the conduct of our or the Bank’s affairs, or is subject to a cease and desist order. Prior to the resolution of any action instituted by the applicable banking agency, the Bank, or we, as applicable, may indemnify officers and directors only if the respective board of directors, as the case may be, (i) determines in writing that the indemnified person acted in good faith and in a manner he/she believed to be in the best interest of the institution, (ii) determines after investigation that making indemnification payments would not affect our safety and soundness or the safety and soundness of the Bank, as the case may be, (iii) if the indemnified party agrees in writing to reimburse us or the Bank, as the case may be, for any indemnity payments which turn out to be impermissible, and (iv) determines that the indemnification payments would not otherwise be prohibited by federal banking law.

Item 15. Recent Sales of Unregistered Securities

Not applicable.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit No.	Description
3.1	Amended and Restated Articles of Incorporation of Blue Valley Ban Corp. (1)
3.2	Bylaws, as amended, of Blue Valley Ban Corp. (1)
3.3
Certificate of Designations dated December 3, 2008, filed as Exhibit 3.3 to Blue Valley Ban Corp.’s Current Report on Form 8-K on December 8, 2008 (SEC File No. 001-15933) and incorporated herein by reference.

4.1	1998 Equity Incentive Plan, filed as Exhibit 4.1 to Blue Valley Ban Corp.’s Registration Statement on Form S-1 on April 10, 2000 (SEC File No. 333-34328) and incorporated herein by reference.
4.2	1994 Stock Option Plan, filed as Exhibit 4.2 to Blue Valley Ban Corp.’s Registration Statement on Form S-1 on April 10, 2000 (SEC File No. 333-34328) and incorporated herein by reference.
4.3
Agreement as to Expenses and Liabilities, filed as Exhibit 4.9 to Blue Valley Ban Corp.’s Registration Statement on Form S-1 on April 10, 2000 (SEC File No. 333-34328) and incorporated herein by reference.

4.4
Indenture dated April 10, 2003, between Blue Valley Ban Corp. and Wilmington Trust Company, filed as Exhibit 4.10 to Blue Valley Ban Corp.’s Annual Report on Form 10-K on March 19, 2004 (SEC File No. 001-15933) and incorporated herein by reference.

4.5
Amended and Restated Declaration of Trust dated April 10, 2003, filed as Exhibit 4.11 to Blue Valley Ban Corp.’s Annual Report on Form 10-K on March 19, 2004 (SEC File No. 001-15933) and incorporated herein by reference.

4.6	Guarantee Agreement dated April 10, 2003, filed as Exhibit 4.12 to Blue Valley Ban Corp.’s Annual Report on Form 10-K on March 19, 2004 (SEC File No. 001-15933) and incorporated herein by reference.
4.7	Fee Agreement dated April 10, 2003, filed as Exhibit 4.13 to Blue Valley Ban Corp.’s Annual Report on Form 10-K on March 19, 2004 (SEC File No. 001-15933) and incorporated herein by reference.

4.8
Specimen of Floating Rate Junior Subordinated Debt Security, filed as Exhibit 4.14 to Blue Valley Ban Corp.’s Annual Report on Form 10-K on March 19, 2004 (SEC File No. 001-15933) and incorporated herein by reference.

4.9
Junior Subordinated Indenture dated as of July 29, 2005 between Blue Valley Ban Corp. and Wilmington Trust Company, filed as Exhibit 4.1 to Blue Valley Ban Corp.’s Current Report on Form 8-K on August 3, 2005 (SEC File No. 001-15933) and incorporated herein by reference.

4.10
Amended and Restated Declaration of Trust dated July 29, 2005, filed as Exhibit 4.2 to Blue Valley Ban Corp.’s Current Report on Form 8-K on August 3, 2005 (SEC File No. 001-15933) and incorporated herein by reference.

4.11	Guarantee Agreement dated July 29, 2005, filed as Exhibit 10.1 to Blue Valley Ban Corp.’s Current Report on Form 8-K on August 3, 2005 (SEC File No. 001-15933) and incorporated herein by reference.
4.12
Warrant to purchase Common Stock dated December 5, 2008, filed as Exhibit 4.12 to Blue Valley Ban Corp.’s Current Report on Form 8-K on December 8, 2008 (SEC File No. 001-15933) and incorporated herein by reference.

4.13	Form of Subscription Rights Certificate*
5.1	Opinion of Husch Blackwell LLP (1)
10.1
Letter Agreement dated December 5, 2008, including Securities Purchase Agreement – Standard Terms, incorporated by reference herein, between Blue Valley Ban Corp. and the United States Department of Treasury, filed as Exhibit 10.10 to Blue Valley Ban Corp.’s Current Report on Form 8-K on December 8, 2008 (SEC File No. 001-15933) and incorporated herein by reference.

10.2
Amendment and Waiver by and among Bank of Blue Valley, Blue Valley Ban Corp. and its Senior Executive Officers, filed as Exhibit 10.11 to Blue Valley Ban Corp.’s Current Report on Form 8-K on December 8, 2008 (SEC File No. 001-15933) and incorporated herein by reference.

10.3	Change in Control Agreement dated March 22, 2012, by and between Blue Valley Ban Corp. and Bruce A. Easterly.*
10.4	Change in Control Agreement dated March 22, 2012, by and between Blue Valley Ban Corp. and Mark A. Fortino.*
10.5	Change in Control Agreement dated March 22, 2012, by and between Blue Valley Ban Corp. and Bonnie McConnaugy.*
10.6	Change in Control Agreement dated June 12, 2012, by and between Blue Valley Ban Corp. and Robert D. Regnier.*
11.1	Statement regarding computation of per share earnings. Please see p. F-10.*
15.1	Letter regarding unaudited interim financial information.*
21.1	Subsidiaries of Blue Valley Ban Corp.*
23.1	Consent of BKD, LLP*
23.2	Consent of Husch Blackwell LLP (included in Exhibit 5.1)
24.1	Power of attorney (contained in the signature page of the registration statement)
99.1	Form of Instruction as to Use of Subscription Rights Certificate*
99.2	Form of Notice of Guaranteed Delivery*
99.3	Form of Letter to Stockholders*
99.4	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
99.5	Form of Beneficial Owner Election Form*
______________

* Filed herewith.
(1) Filed on October 28, 2013 as an exhibit to the Registrant’s registration statement on Form S-1 (Commission File
No. 191958)

(b) Financial Statement Schedules

All financial statement schedules have been omitted because they are either not applicable or the required information has been included in the consolidated financial statements or notes thereto included in this Prospectus.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of the registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in the registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the amount of unsubscribed securities, and the terms of any subsequent reoffering thereof. If any public offering is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Overland Park, State of Kansas, on the 19th day of November, 2013.

BLUE VALLEY BAN CORP.

By:	/s/ Robert D. Regnier
Robert D. Regnier, President, Chief Executive Officer and Director (Principal Executive Officer)

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby severally constitutes and appoints Robert D. Regnier and Mark A. Fortino and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him or her and in his or her name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to the registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each said attorneys-in-fact and agents or any of them or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.
Signature	Title	Date

/s/ Robert D. Regnier	President, Chief Executive Officer and Director (Principal Executive Officer)	November 19, 2013
Robert D. Regnier

/s/ Mark A. Fortino	Chief Financial Officer (Principal Financial and Accounting Officer)	November 19, 2013
Mark A. Fortino

/s/ Donald H. Alexander	Director	November 19, 2013
Donald H. Alexander

/s/ Robert D Taylor	Director	November 19, 2013
Robert D. Taylor

/s/ James L. Gegg	Director	November 19, 2013
James L. Gegg

EXHIBIT INDEX

Exhibit No.	Description
3.1	Amended and Restated Articles of Incorporation of Blue Valley Ban Corp. (1)
3.2	Bylaws, as amended, of Blue Valley Ban Corp. (1)
3.3
Certificate of Designations dated December 3, 2008, filed as Exhibit 3.3 to Blue Valley Ban Corp.’s Current Report on Form 8-K on December 8, 2008 (SEC File No. 001-15933) and incorporated herein by reference.

4.1	1998 Equity Incentive Plan, filed as Exhibit 4.1 to Blue Valley Ban Corp.’s Registration Statement on Form S-1 on April 10, 2000 (SEC File No. 333-34328) and incorporated herein by reference.
4.2	1994 Stock Option Plan, filed as Exhibit 4.2 to Blue Valley Ban Corp.’s Registration Statement on Form S-1 on April 10, 2000 (SEC File No. 333-34328) and incorporated herein by reference.
4.3
Agreement as to Expenses and Liabilities, filed as Exhibit 4.9 to Blue Valley Ban Corp.’s Registration Statement on Form S-1 on April 10, 2000 (SEC File No. 333-34328) and incorporated herein by reference.

4.4
Indenture dated April 10, 2003, between Blue Valley Ban Corp. and Wilmington Trust Company, filed as Exhibit 4.10 to Blue Valley Ban Corp.’s Annual Report on Form 10-K on March 19, 2004 (SEC File No. 001-15933) and incorporated herein by reference.

4.5
Amended and Restated Declaration of Trust dated April 10, 2003, filed as Exhibit 4.11 to Blue Valley Ban Corp.’s Annual Report on Form 10-K on March 19, 2004 (SEC File No. 001-15933) and incorporated herein by reference.

4.6	Guarantee Agreement dated April 10, 2003, filed as Exhibit 4.12 to Blue Valley Ban Corp.’s Annual Report on Form 10-K on March 19, 2004 (SEC File No. 001-15933) and incorporated herein by reference.
4.7	Fee Agreement dated April 10, 2003, filed as Exhibit 4.13 to Blue Valley Ban Corp.’s Annual Report on Form 10-K on March 19, 2004 (SEC File No. 001-15933) and incorporated herein by reference.
4.8
Specimen of Floating Rate Junior Subordinated Debt Security, filed as Exhibit 4.14 to Blue Valley Ban Corp.’s Annual Report on Form 10-K on March 19, 2004 (SEC File No. 001-15933) and incorporated herein by reference.

4.9
Junior Subordinated Indenture dated as of July 29, 2005 between Blue Valley Ban Corp. and Wilmington Trust Company, filed as Exhibit 4.1 to Blue Valley Ban Corp.’s Current Report on Form 8-K on August 3, 2005 (SEC File No. 001-15933) and incorporated herein by reference.

4.10
Amended and Restated Declaration of Trust dated July 29, 2005, filed as Exhibit 4.2 to Blue Valley Ban Corp.’s Current Report on Form 8-K on August 3, 2005 (SEC File No. 001-15933) and incorporated herein by reference.

4.11	Guarantee Agreement dated July 29, 2005, filed as Exhibit 10.1 to Blue Valley Ban Corp.’s Current Report on Form 8-K on August 3, 2005 (SEC File No. 001-15933) and incorporated herein by reference.
4.12
Warrant to purchase Common Stock dated December 5, 2008, filed as Exhibit 4.12 to Blue Valley Ban Corp.’s Current Report on Form 8-K on December 8, 2008 (SEC File No. 001-15933) and incorporated herein by reference.

4.13	Form of Subscription Rights Certificate*
5.1	Opinion of Husch Blackwell LLP (1)
10.1
Letter Agreement dated December 5, 2008, including Securities Purchase Agreement – Standard Terms, incorporated by reference herein, between Blue Valley Ban Corp. and the United States Department of Treasury, filed as Exhibit 10.10 to Blue Valley Ban Corp.’s Current Report on Form 8-K on December 8, 2008 (SEC File No. 001-15933) and incorporated herein by reference.

10.2
Amendment and Waiver by and among Bank of Blue Valley, Blue Valley Ban Corp. and its Senior Executive Officers, filed as Exhibit 10.11 to Blue Valley Ban Corp.’s Current Report on Form 8-K on December 8, 2008 (SEC File No. 001-15933) and

incorporated herein by reference.
10.3	Change in Control Agreement dated March 22, 2012, by and between Blue Valley Ban Corp. and Bruce A. Easterly.*
10.4	Change in Control Agreement dated March 22, 2012, by and between Blue Valley Ban Corp. and Mark A. Fortino.*
10.5	Change in Control Agreement dated March 22, 2012, by and between Blue Valley Ban Corp. and Bonnie McConnaugy.*
10.6	Change in Control Agreement dated June 12, 2012, by and between Blue Valley Ban Corp. and Robert D. Regnier.*
11.1	Statement regarding computation of per share earnings. Please see p. F-10.*
15.1	Letter regarding unaudited interim financial information.*
21.1	Subsidiaries of Blue Valley Ban Corp.*
23.1	Consent of BKD, LLP*
23.2	Consent of Husch Blackwell LLP (included in Exhibit 5.1)
24.1	Power of attorney (contained in the signature page of the registration statement)
99.1	Form of Instruction as to Use of Subscription Rights Certificate*
99.2	Form of Notice of Guaranteed Delivery*
99.3	Form of Letter to Stockholders*
99.4	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
99.5	Form of Beneficial Owner Election Form*
_______________

* Filed herewith
(1) Filed on October 28, 2013 as an exhibit to the Registrant’s registration statement on Form S-1 (Commission File
No. 191958)

INTERIM FINANCIAL INFORMATION

DECEMBER 31, 2012, 2011 AND 2010 AUDITED FINANCIAL STATEMENTS AND NOTES

Report of Independent Registered Public Accounting Firm

Audit Committee,
Board of Directors and Stockholders
Blue Valley Ban Corp.
Overland Park, Kansas

We have reviewed the accompanying condensed consolidated balance sheet of Blue Valley Ban Corp. as of September 30, 2013 and the related condensed consolidated statements of operations, comprehensive loss, stockholders’ equity and cash flows for the nine-month periods ended September 30, 2013 and 2012. These interim financial statements are the responsibility of the Company’s management.

We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet as of December 31, 2012 and the related consolidated statements of operations, comprehensive loss, stockholders’ equity and cash flows for the year then ended (not presented herein); and in our report dated September 9, 2013 we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2012 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.
/s/ BKD, LLP

Kansas City, Missouri
November 18, 2013

BLUE VALLEY BAN CORP.
CONDENSED CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2013 AND DECEMBER 31, 2012
(In thousands, except share data)

	September 30, 2013	December 31, 2012
	(Unaudited)
ASSETS

Cash and due from banks	$26,654	$33,353
Interest-bearing deposits in other financial institutions	45,600	67,724
Cash and cash equivalents	72,254	101,077

Available-for-sale securities	95,206	77,845
Mortgage loans held for sale, fair value	1,966	7,621

Loans, net of allowance for loan losses of $6,778 and $9,057 in 2013 and 2012, respectively	399,521	406,614

Premises and equipment, net	15,644	15,448
Foreclosed assets held for sale, net	29,091	31,936
Interest receivable	1,736	1,529
Deferred income taxes	3,802	1,121
Prepaid expenses and other assets	6,291	6,095
FHLBank stock, Federal Reserve Bank stock, and other securities	7,224	7,540
Core deposit intangible asset, at amortized cost	71	179

Total assets	$632,806	$657,005

See Accompanying Notes to Condensed Consolidated Financial Statements
and Report of Independent Registered Public Accounting Firm

BLUE VALLEY BAN CORP.
CONDENSED CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2013 AND DECEMBER 31, 2012
(In thousands, except share data)

	September 30, 2013	December 31, 2012
	(Unaudited)
LIABILITIES

Deposits
Demand	$112,592	$113,698
Savings, NOW and money market	232,388	235,632
Time	116,488	135,136
Total deposits	461,468	484,466

Other interest-bearing liabilities	40,944	21,668
Long-term debt	81,581	101,111
Interest payable and other liabilities	12,569	9,945

Total liabilities	596,562	617,190

STOCKHOLDERS’ EQUITY

Capital stock
Preferred stock, $1 par value, $1,000 liquidation preference; authorized 15,000,000 shares; issued and outstanding 2012 – 21,750 shares; 2011 – 21,750 shares	22	22
Common stock, par value $1 per share; authorized 15,000,000 shares; issued and outstanding 2013 – 2,938,871 shares; 2012 – 2,934,123 shares	2,939	2,934
Additional paid-in capital	38,807	38,746
Accumulated deficit	(1,547)	(1,930)
Accumulated other comprehensive (loss) income, net of income taxes (credit) of $(2,653) in 2013 and $29 in 2012	(3,977)	43

Total stockholders’ equity	36,244	39,815

Total liabilities and stockholders’ equity	$632,806	$657,005

See Accompanying Notes to Condensed Consolidated Financial Statements
and Report of Independent Registered Public Accounting Firm

BLUE VALLEY BAN CORP.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012
(In thousands, except share data)

	September 30, 2013	September 30, 2012
	(Unaudited)	(Unaudited)
INTEREST AND DIVIDEND INCOME
Interest and fees on loans	$15,627	$17,308
Federal funds sold and other short-term investments	112	139
Available-for-sale securities	1,140	784
Dividends on FHLBank and Federal Reserve Bank stock	154	150
Total interest and dividend income	17,033	18,381
INTEREST EXPENSE
Interest-bearing demand deposits	237	592
Savings and money market deposit accounts	207	223
Other time deposits	1,307	1,961
Federal funds purchased and other interest-bearing liabilities	19	33
Long-term debt, net	2,711	2,747
Total interest expense	4,481	5,556
NET INTEREST INCOME	12,552	12,825
PROVISION FOR LOAN LOSSES	(1,700)	1,200
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	14,252	11,625
NON-INTEREST INCOME
Loans held for sale fee income	1,323	1,764
Service fees	2,585	2,584
Realized gains on available-for-sale securities	127	-
Other income	1,144	1,105
Total non-interest income	5,179	5,453
NON-INTEREST EXPENSE
Salaries and employee benefits	7,961	7,684
Net occupancy expense	1,975	1,930
Foreclosed assets expense	2,984	1,908
Other operating expense	5,312	5,600
Total non-interest expense	18,232	17,122
INCOME (LOSS) BEFORE INCOME TAXES	1,199	(44)
BENEFIT FOR INCOME TAXES	-	(4)
NET INCOME (LOSS)	1,199	(40)
DIVIDENDS ON PREFERRED STOCK	816	816

NET INCOME (LOSS) AVAILABLE TO COMMON STOCKHOLDERS	$383	$(856)

BASIC EARNINGS (LOSS) PER SHARE	$0.13	$(0.30)
DILUTED EARNINGS (LOSS) PER SHARE	$0.13	$(0.30)

See Accompanying Notes to Condensed Consolidated Financial Statements
and Report of Independent Registered Public Accounting Firm

BLUE VALLEY BAN CORP.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012
(In thousands, except share data)

	September 30, 2013	September 30, 2012
	(Unaudited)	(Unaudited)

NET INCOME (LOSS)	$1,199	$(40)
OTHER COMPREHENSIVE INCOME (LOSS)
Change in unrealized appreciation (depreciation) on available-for-sale securities, net of income tax credit of $2,680 and $58 for 2013 and 2012, respectively	(3,944)	(87)
Less: reclassification adjustment for realized gains included in net income, net of income tax credit of $51 for 2013	(76)	-
Comprehensive loss	$(2,821)	$(127)

See Accompanying Notes to Condensed Consolidated Financial Statements
and Report of Independent Registered Public Accounting Firm

BLUE VALLEY BAN CORP.
CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012
(In thousands, except share data)
(Unaudited)

					Accumulated
			Additional		Other
	Preferred	Common	Paid-In	Accumulated	Comprehensive
	Stock	Stock	Capital	Deficit	Income (Loss)	Total

BALANCE, DECEMBER 31, 2011	$22	$2,879	$38,511	$(1,091)	$134	$40,455
Restricted stock earned	–	–	56	–	–	56
Forfeiture of 5,440 shares of restricted stock	–	(5)	(16)	–	–	(21)
Issuance of 6,508 shares common stock for the employee stock purchase plan	–	6	20	–	–	26
Dividends on preferred stock	–	–	–	(816)	–	(816)
Net loss	–	–	–	(40)	–	(40)
Change in unrealized appreciation on available-for-sale securities, net of income tax credit of $58	–	–	–	–	(87)	(87)

BALANCE, SEPTEMBER 30, 2012	$22	$2,880	$38,571	$(1,947)	$47	$39,573

BALANCE, DECEMBER 31, 2012	$22	$2,934	$38,746	$(1,930)	$43	$39,815
Restricted stock earned	–	–	46	–	–	46
Issuance of 4,748 shares common stock for the employee stock purchase plan	–	5	15	–	–	20
Dividends on preferred stock	–	–	–	(816)	–	(816)
Net income	–	–	–	1,199	–	1,199
Change in unrealized appreciation (depreciation) on available-for-sale securities, net of income tax credit of $2,629	–	–	–	–	(4,020)	(4,020)

BALANCE, SEPTEMBER 30, 2013	$22	$2,939	$38,807	$(1,547)	$(3,977)	$36,244

See Accompanying Notes to Condensed Consolidated Financial Statements
and Report of Independent Registered Public Accounting Firm

BLUE VALLEY BAN CORP.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012
(In thousands)

	September 30, 2013	September 30, 2012
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$1,199	$(40)
Adjustments to reconcile net income (loss) to net cash flow From operating activities:
Depreciation and amortization	1,228	1,258
Amortization (accretion) of premiums and discounts on available-for-sale securities	177	(34)
Provision for loan losses	(1,700)	1,200
Provision for losses on foreclosed assets held for sale	1,992	496
Deferred income taxes	–	(3)
Stock dividends on FHLBank (“FHLB”) stock	(95)	(91)
Increase in value of bank owned life insurance	(111)	(114)
Net realized gains on available-for-sale securities	(127)	–
Net gain on sales of foreclosed assets	(146)	(288)
Restricted stock earned and forfeited	47	34
Compensation expense related to the Employee Stock Purchase Plan	3	2
Originations of loans held for sale	(46,325)	(56,617)
Proceeds from the sale of loans held for sale	51,976	57,180
Realized (gain) loss on loans held for sale fair value adjustment	4	(10)
Changes in:
Interest receivable	(207)	(157)
Net fair value of loan related commitments	170	(11)
Prepaid expenses and other assets	(254)	(7)
Interest payable and other liabilities	1,804	1,360
Net cash provided by operating activities	9,635	4,158
CASH FLOWS FROM INVESTING ACTIVITIES
Net change in loans	217	(8,098)
Proceeds from the sale of loan participations	4,456	3,472
Purchase of premises and equipment	(847)	(344)
Proceeds from the sale of foreclosed assets, net of expenses	5,514	5,808
Capitalized expenditures on foreclosed assets held for sale	(16)	–
Purchase of priority lien on foreclosed assets	(378)	–
Purchases of available-for-sale securities	(59,725)	(79,480)
Purchase of Federal Reserve Bank Stock	(3)	–
Proceeds from maturities of available-for-sale securities	29,923	66,000
Proceeds from redemption of FHLB and Federal Reserve Bank stock	414	31
Proceeds from sale of available-for-sale securities	5,689	–
Net cash used in investing activities	(14,756)	(12,611)
CASH FLOWS FROM FINANCING ACTIVITIES
Net increase (decrease) in demand deposits, money market, NOW and savings accounts	(4,350)	28,717
Net decrease in time deposits	(18,648)	(26,630)
Net increase in federal funds purchased and other interest-bearing liabilities	19,276	4,574
Repayment of long-term debt	(20,000)	–
Net proceeds from the sale of stock through Employee Stock Purchase Plan	20	27
Net cash provided by (used in) financing activities	(23,702)	6,688
Decrease in cash and cash equivalents	(28,823)	(1,765)
Cash and cash equivalents, beginning of period	101,077	99,899
CASH AND CASH EQUIVALENTS, END OF PERIOD	$72,254	$98,134

See Accompanying Notes to Condensed Consolidated Financial Statements
and Report of Independent Registered Public Accounting Firm

BLUE VALLEY BAN CORP.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012
(In thousands)

	September 30, 2013	September 30, 2012
	(Unaudited)	(Unaudited)
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for:
Interest	$3,829	$4,966
Noncash investing and financing activities:
Transfer of loans to foreclosed property, net of specific allowance	4,120	8,682
Preferred dividends accrued but not paid	816	816
Sale and financing of foreclosed assets	–	845

See Accompanying Notes to Condensed Consolidated Financial Statements
and Report of Independent Registered Public Accounting Firm

BLUE VALLEY BAN CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012
(Unaudited)

NOTE 1: BASIS OF PRESENTATION

In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments necessary to present fairly Blue Valley Ban Corp.’s (the “Company”) condensed consolidated financial position as of September 30, 2013, and the condensed consolidated results of its operations, changes in stockholders' equity and cash flows for the periods ended September 30, 2013 and 2012, and are of a normal recurring nature. The condensed consolidated balance sheet of the Company, as of December 31, 2012, has been derived from the audited consolidated balance sheet of the Company as of that date.

Certain information and note disclosures normally included in the Company's annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto. The results of operations for the periods are not necessarily indicative of the results to be expected for the full year or any other period.

NOTE 2: EARNINGS PER SHARE

Basic earnings (loss) per share represents income available to common stockholders divided by the weighted average number of shares outstanding during each period. Diluted earnings (loss) per share reflects additional potential common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. The computation of income (loss) per share for the nine months ended September 30, 2013 and 2012 is as follows:
	Nine Months Ended September 30,
	2013	2012
	(Unaudited)	(Unaudited)
(in thousands, except share and per share data)
Net income (loss)	$1,199	$(40)
Preferred dividends	(816)	(816)
Net income (loss) available to common stockholders	$383	$(856)

Average common shares outstanding	2,907,584	2,853,064
Average common share stock options outstanding and restricted stock (B)	19,440	12,334
Average diluted common shares (B)	2,927,024	2,865,398

Basic earnings (loss) per share	$0.13	$(0.30)
Diluted earnings (loss) per share (A)	$0.13	$(0.30)

BLUE VALLEY BAN CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012
(Unaudited)

NOTE 2: EARNINGS PER SHARE (Continued)

(A)	No shares of stock options, restricted stock or warrants were included in the computation of diluted earnings per share for any period there was a loss.

(B)	Warrants to purchase 111,083 shares of common stock at an exercise price of $29.37 per share were outstanding at September 30, 2013 and 2012, but were not included in the computation of diluted earnings per share because the warrant’s exercise price was greater than the average market price of the common shares, thus making the warrants anti-dilutive. Stock options to purchase 0 and 10,575 shares of common stock were outstanding at September 30, 2013 and 2012, respectively, but were not included in the computation of diluted earnings per share because the option’s exercise price was greater than the average market price of the common shares, thus making the options anti-dilutive.
Income available for common stockholders is reduced by dividends declared in the period on preferred stock (whether or not they are paid) and the accretion of the warrants.

NOTE 3: AVAILABLE-FOR-SALE SECURITIES

The amortized cost and estimated fair value, together with gross unrealized gains and losses, of available-for-sale securities are as follows:
	September 30, 2013
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
(in thousands)
U.S. Government sponsored agencies	$68,125	$–	$(4,420)	$63,705
Municipal securities	20,233	27	(1,855)	18,405
U.S. Government sponsored agency mortgage backed securities	7,601	45	(73)	7,573
U.S. Small Business Administration loan pool certificates	5,277	–	(350)	4,927
Equity and other securities	600	–	(4)	596

	$101,836	$72	$(6,702)	$95,206

	December 31, 2012
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
(in thousands)
U.S. Government sponsored agencies	$63,123	$68	$(43)	$63,148
Municipal securities	14,051	176	(153)	14,074
Equity and other securities	600	23	–	623

	$77,774	$267	$(196)	$77,845

BLUE VALLEY BAN CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012
(Unaudited)

NOTE 3: AVAILABLE-FOR-SALE SECURITIES (Continued)

The amortized cost and estimated fair value of available-for-sale securities at September 30, 2013, by contractual maturity are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.
	Amortized Cost	Fair Value
(in thousands)
Due in one year or less	$–	$–
Due after one year through five years	–	–
Due after five years through ten years	5,409	5,330
Due after ten years	82,949	76,780
Total	88,358	82,110
U.S. Government sponsored agency mortgage backed securities	7,601	7,573
U.S. Small Business Administration loan pool certificates	5,277	4,927
Equity and other securities	600	596
	$101,836	$95,206

The amortized cost and estimated fair value of securities pledged as collateral to secure public deposits amounted to $5,000,000 and $4,580,000 at September 30, 2013 and $5,000,000 and $4,997,080 at December 31, 2012.
Gross gains of $134,000 and gross losses of $7,000 were realized during the nine months ended September 30, 2013 from the sale of available-for-sale securities. No gross gains or losses were realized during the nine months ended September 30, 2012 from the sale of available-for-sale securities.
Certain investments in debt and marketable equity securities are reported in the financial statements at an amount less than their historical cost. Total fair value of these investments at September 30, 2013 and December 31, 2012, was $90,410,000 and $33,985,000, which is 95.0% and 43.7%, respectively, of the Company’s available-for-sale investment portfolio. These declines in fair value resulted primarily from recent increases in market interest rates. Based on evaluation of available information and evidence, particularly recent volatility in market yields on debt securities, management believes the declines in fair value for these securities are temporary.

BLUE VALLEY BAN CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012
(Unaudited)

NOTE 3: AVAILABLE-FOR-SALE SECURITIES (Continued)

Unrealized losses and fair value, aggregated by investment type and length of time that individual securities have been in a continuous unrealized loss position are as follows:
	September 30, 2013
	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
(in thousands)
U.S. Government sponsored agencies	$63,705	$4,420	$–	$–	$63,705	$4,420
Municipal securities	15,785	1,779	600	76	16,385	1,855
U.S. Government sponsored agency mortgage backed securities	4,797	73	–	–	4,797	73
U.S. Small Business Administration loan pool certificates	4,927	350	–	–	4,927	350
Equity and other securities	596	4	–	–	596	4

Total temporarily impaired securities	$89,810	$6,626	$600	$76	$90,410	$6,702

	December 31, 2012
	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
(in thousands)
U.S. Government sponsored agencies	$27,832	$43	$–	$–	$27,832	$43
Equity and other securities	6,153	153	–	–	6,153	153

Total temporarily impaired securities	$33,985	$196	$–	$–	$33,985	$196

BLUE VALLEY BAN CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012
(Unaudited)

NOTE 3: AVAILABLE-FOR-SALE SECURITIES (Continued)

The Company enters into sales of securities under agreements to repurchase. The amounts deposited under these agreements represent short-term debt and are reflected as a liability in the condensed consolidated balance sheets. The securities underlying the agreements are book-entry securities. During the period, securities held in safekeeping were pledged to the depositors under a written custodial agreement that explicitly recognizes the depositors’ interest in the securities. At September 30, 2013, or at any month end during the period, no material amount of agreements to repurchase securities sold was outstanding with any individual entity.

Information on sales of securities under agreements to repurchase is as follows:
	September 30, 2013	December 31, 2012
(in thousands)
Balance	$40,944	$21,668
Carrying value of securities pledged to secure agreements to repurchase at period end	43,063	37,059
Average balance during the period of securities sold under agreements to repurchase	30,962	18,663
Maximum amount outstanding at any month-end during the period	40,944	22,071

Amounts Reclassified out of Accumulated Other Comprehensive Income (Loss)
Amounts reclassified from accumulated other comprehensive income (loss) and the affected line items in the condensed consolidated statements of operations during the nine months ended September 30, 2013 and 2012 were as follows:
	Amounts Reclassified From Accumulated Other Comprehensive Income (Loss) Nine Months Ended
	September 30, 2013	September 30, 2012	Affected line item in the Condensed Consolidated Statements of Operations
(in thousands)	(unaudited)	(unaudited)
Realized gains on available-for-sale securities	$127	$–	Realized gains on available-for-sale securities (Total reclassified amount before tax)
Income taxes	(51)	–	Benefit for income taxes
Total reclassifications out of accumulated other comprehensive income	$76	$–

BLUE VALLEY BAN CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012
(Unaudited)

NOTE 4: LOANS AND ALLOWANCE FOR LOANS LOSSES

Categories of loans at September 30, 2013 and December 31, 2012 include the following:
	September 30, 2013	December 31, 2012
(in thousands)
Commercial loans	$115,207	$115,520
Commercial real estate loans	132,825	143,198
Construction loans	50,957	46,515
Home equity loans	45,152	49,529
Residential real estate loans	45,341	43,584
Lease financing	8,307	10,054
Consumer loans	8,510	7,271

Total loans	406,299	415,671
Less: Allowance for loan losses	6,778	9,057

Net loans	$399,521	$406,614

The following tables present the balance in the allowance for loan losses at or for the nine months ended September 30, 2013 and 2012:
As of or For the Nine Months Ended September 30, 2013
(in thousands)	Commercial	Commercial Real Estate	Construction	Home Equity	Residential Real Estate	Lease Financing	Consumer	Total
Allowance for loan losses:
Balance, beginning of period	$2,097	$3,582	$1,543	$634	$1,138	$46	$17	$9,057
Provision charged to expense	(734)	(1,140)	193	4	4	(28)	1	(1,700)
Losses charged off	(46)	(476)	–	–	(348)	–	–	(870)
Recoveries	71	12	143	28	35	–	2	291
Balance, end of period	$1,388	$1,978	$1,879	$666	$829	$18	$20	$6,778

	As of and For the Nine Months Ended September 30, 2012
(in thousands)
Allowance for loan losses:
Balance, beginning of period	$2,987	$3,772	$2,721	$1,338	$2,312	$30	$29	$13,189
Provision charged to expense	978	1,749	(625)	(279)	(604)	(5)	(14)	1,200
Losses charged off	(2,030)	(2,063)	(883)	(136)	(489)	(9)	–	(5,610)
Recoveries	117	8	386	50	20	–	3	584
Balance, end of period	$2,052	$3,466	$1,599	$973	$1,239	$16	$18	$9,363

BLUE VALLEY BAN CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012
(Unaudited)

NOTE 4: LOANS AND ALLOWANCE FOR LOANS LOSSES (Continued)

The following tables present the balance in the allowance for loan losses and the recorded investment in loans based on portfolio segment and impairment methods as of September 30, 2013 and December 31, 2012:

September 30, 2013
(in thousands)	Commercial	Commercial Real Estate	Construction	Home Equity	Residential Real Estate	Lease Financing	Consumer	Total
Allowance for loan losses:
Individually evaluated for impairment	$340	$682	$762	$154	$322	$–	$–	$2,260
Collectively evaluated for impairment	1,048	1,296	1,118	512	507	17	20	4,518
Total	$1,388	$1,978	$1,880	$666	$829	$17	$20	$6,778

Loans:
Individually evaluated for impairment	$15,684	$7,669	$11,739	$1,280	$3,501	$–	$–	$39,873
Collectively evaluated for impairment	99,523	125,156	39,218	43,872	41,840	8,307	8,510	366,426
Total	$115,207	$132,825	$50,957	$45,152	$45,341	$8,307	$8,510	$406,299

December 31, 2012
(in thousands)	Commercial	Commercial Real Estate	Construction	Home Equity	Residential Real Estate	Lease Financing	Consumer	Total
Allowance for loan losses:
Individually evaluated for impairment	$550	$1,812	$564	$143	$331	$–	$–	$3,400
Collectively evaluated for impairment	1,547	1,770	979	491	807	46	17	5,657
Total	$2,097	$3,582	$1,543	$634	$1,138	$46	$17	$9,057

Loans:
Individually evaluated for impairment	$15,092	$9,437	$12,548	$1,315	$4,135	$–	$2	$42,527
Collectively evaluated for impairment	100,428	133,761	33,967	48,214	39,449	10,054	7,271	373,144
Total	$115,520	$143,198	$46,515	$49,929	$43,584	$10,054	$7,271	$415,671

BLUE VALLEY BAN CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012
(Unaudited)

NOTE 4: LOANS AND ALLOWANCE FOR LOANS LOSSES (Continued)

The following table presents the credit risk profile of the Company’s loan portfolio based on the rating category and payment activity as of September 30, 2013 and December 31, 2012. These categories are defined as follows:

Pass – loans that exhibit acceptable financial performance cash flow, leverage and where the probability of default is considered low.

Classified – loans are inadequately protected by the current payment capacity of the obligor or by the collateral pledged. These loans are characterized by the distinct probability that the Company will sustain some loss or added expenses if the deficiencies are not corrected.

	September 30, 2013			December 31, 2012
(in thousands)	Pass	Classified	Total	Pass	Classified	Total
Commercial	$112,706	$2,501	$115,207	$112,679	$2,841	$115,520
Commercial real estate	128,576	4,249	132,825	136,397	6,801	143,198
Construction	40,697	10,260	50,957	35,589	10,926	46,515
Home equity	44,532	620	45,152	49,299	230	49,529
Residential real estate	42,547	2,794	45,341	41,228	2,356	43,584
Lease financing	8,307	–	8,307	10,054	–	10,054
Consumer	8,510	–	8,510	7,271	–	7,271
Total	$385,875	$20,424	$406,299	$392,517	$23,154	$415,671

The following table presents the Company’s loan portfolio aging analysis as of September 30, 2013 and December 31, 2012:
	September 30, 2013
(in thousands)	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days Past Due		Total Past Due	Current	Total Loans Receivable	Total Loans > 90 Days & Accruing
Commercial	$605	$266	$		$871	$114,336	$115,207	$–
Commercial real estate	–	–		–	–	132,825	132,825	–
Construction	–	–		910	910	50,047	50,957	–
Home equity		–		100	100	45,052	45,152	–
Residential real estate	733	85		621	1,439	43,902	45,341	–
Lease financing	–	–		–	–	8,307	8,307	–
Consumer	–	–		–	–	8,510	8,510	–
Total	$1,338	$351		$1,631	$3,320	$402,979	$406,299	$–

	December 31, 2012
Commercial	$110	$–		$365	$475	$115,045	$115,520	$–
Commercial real estate	–	–		–	–	143,198	143,198	–
Construction	–	–		910	910	45,605	46,515	–
Home equity	–	–		–	–	49,529	49,529	–
Residential real estate	766	605		569	1,940	41,644	43,584	–
Lease financing	–	–		–	–	10,054	10,054	–
Consumer	–	–		–	–	7,271	7,271	–
Total	$876	$605		$1,844	$3,325	$412,346	$415,671	$–

BLUE VALLEY BAN CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012
(Unaudited)

NOTE 4: LOANS AND ALLOWANCE FOR LOANS LOSSES (Continued)

A loan is considered impaired, in accordance with the impairment accounting guidance (ASC 310-10-35-16), when based on current information and events, it is probable the Company will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. Impaired loans include non-performing loans but also include loans modified in troubled debt restructurings where concessions have been granted to borrowers experiencing financial difficulties. These concessions could include a reduction in the interest rate on the loan, payment extensions, forgiveness of principal, forbearance or some combination of these or other actions intended to maximize collection.

The following table presents impaired loans as of and for the nine months ended September 30, 2013 and as of and for the year ended December 31, 2012:

	September 30, 2013
(in thousands)	Recorded Balance	Unpaid Principal Balance	Specific Allowance	Average Investment in Impaired Loans	Interest Income Recognized
Loans without a specific valuation allowance:
Commercial	$530	$545	$–	$818	$27
Commercial real estate	504	504	–	511	137
Construction	1,673	1,673	–	1,678	3
Home equity	–	–	–	–	–
Residential real estate	877	1,077	–	3,003	88
Lease financing	189	189	–	215	4
Consumer	–	–	–	–	–

Loans with a specific valuation allowance:
Commercial	$469	$496	$150	$559	$3
Commercial real estate	–	–	–	1,352	–
Construction	2,250	2,250	162	6,484	170
Home equity	270	276	93	184	–
Residential real estate	779	830	293	1,339	1
Lease financing	–	–	–	–	–
Consumer	–	–	–	–	–

Total:
Commercial	$999	$1,041	$150	$1,377	$30
Commercial real estate	$504	$504	$–	$1,863	$137
Construction	$3,923	$3,923	$162	$8,162	$173
Home equity	$270	$276	$93	$184	$–
Residential real estate	$1,656	$1,907	$293	$4,342	$89
Lease financing	$189	$189	$–	$215	$4
Consumer	$–	$–	$–	$–	$–
Total	$7,541	$7,840	$698	$16,143	$433

BLUE VALLEY BAN CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012
(Unaudited)

NOTE 4: LOANS AND ALLOWANCE FOR LOANS LOSSES (Continued)
	December 31, 2012
(in thousands)	Recorded Balance	Unpaid Principal Balance	Specific Allowance	Average Investment in Impaired Loans	Interest Income Recognized
Loans without a specific valuation allowance:
Commercial	$877	$916	$–	$694	$106
Commercial real estate	521	521	–	1,798	71
Construction	1,684	1,684	–	1,699	40
Home equity	–	–	–	287	4
Residential real estate	1,201	1,336	–	847	57
Lease financing	233	233	–	169	16
Consumer	–	–	–	–	–

Loans with a specific valuation allowance:
Commercial	$643	$657	$241	$2,240	$42
Commercial real estate	1,537	1,567	1,000	2,741	49
Construction	10,016	10,016	490	10,915	466
Home equity	175	176	81	1,919	–
Residential real estate	3,332	3,376	1,262	3,016	183
Lease financing	–	–	–	100	–
Consumer	–	–	–	–	–

Total:
Commercial	$1,520	$1,573	$241	$2,934	$148
Commercial real estate	$2,058	$2,088	$1,000	$4,539	$120
Construction	$11,700	$11,700	$490	$12,614	$506
Home equity	$175	$176	$81	$2,206	$4
Residential real estate	$4,533	$4,712	$1,262	$3,863	$240
Lease financing	$233	$233	$–	$269	$16
Consumer	$–	$–	$–	$–	$–
Total	$20,219	$20,482	$3,074	$26,425	$1,034

BLUE VALLEY BAN CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012
(Unaudited)

NOTE 4: LOANS AND ALLOWANCE FOR LOANS LOSSES (Continued)

For the nine months ended September 30, 2012, the Company’s total average investment in impaired loans was $28.0 million and total interest income recognized on impaired loans was $978,000.

The following table presents the Company’s non-accrual loans, included in impaired loans for September 30, 2013 and December 31, 2012

	September 30, 2013	December 31, 2012
(in thousands)
Commercial	$760	$1,131
Commercial real estate	50	1,537
Construction	910	910
Home equity	270	175
Residential real estate	1,655	1,084
Lease financing	–	–
Consumer	–	–
	$3,645	$4,837

Included in certain loan categories in the impaired loans are loans designated as troubled debt restructurings and classified as impaired. At September 30, 2013, the Company had $550,000 of commercial loans and $54,000 of residential real estate loans that were modified in troubled debt restructurings and classified as impaired. At December 31, 2012, the Company had $1,044,000 of commercial loans, $2,058,000 of commercial real estate loans, $10,790,000 of construction loans, $3,450,000 of residential real estate loans and $233,000 of lease financing loans that were modified in troubled debt restructurings and classified as impaired

During the nine months ended September 30, 2013 the Company modified no loans in troubled debt restructuring transactions. During the year ended December 31, 2012, the Company modified loans in troubled debt restructuring transactions and classified the loans as impaired. The modification of terms for the troubled debt restructuring transactions included renewals of existing loans to borrowers experiencing financial difficulties at below market rates, modification to interest-only terms or extension of the amortization period.

BLUE VALLEY BAN CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012
(Unaudited)

NOTE 4: LOANS AND ALLOWANCE FOR LOANS LOSSES (Continued)

The following table presents loans restructured and classified as troubled debt restructurings during the nine months ended September 30, 2013 and for the year ended December 31, 2012:

	September 30, 2013			December 31, 2012
(in thousands)	Number of Loans	Pre- Modification Outstanding Recorded Balance	Post-Modification Outstanding Recorded Balance	Number of Loans	Pre-Modification Outstanding Recorded Balance	Post-Modification Outstanding Recorded Balance
Commercial	–	$–	$–	1	$85	$85
Commercial real estate	–	–	–	–	–	–
Construction	–	–	–	–	–	–
Home equity	–	–	–	–	–	–
Residential real estate	–	–	–	1	371	371
Lease financing	–	–	–	–	–	–
Consumer	–	–	–	–	–	–
Total	–	$–	$–	2	$456	$456

As of September 30, 2013, the Company does not have any troubled debt restructurings modified during the nine months then ended that are 90 days past due or are on non-accrual. As of September 30, 2013, the Company does not have any commitments outstanding to borrowers with loans identified as troubled debt restructurings.

NOTE 5: SHORT-TERM DEBT

The Company has a line of credit with the FHLBank of Topeka (FHLB) which is collateralized by various assets including mortgage-backed loans and available-for-sale securities. At September 30, 2013 and December 31, 2012, there was no outstanding balance on the line of credit. The variable interest rate was 0.18% on September 30, 2013 and 0.23% on December 31, 2012. At September 30, 2013 approximately $24 million was available. Advances are made subject to the discretion of FHLBank of Topeka.

The Company also has a line of credit with the Federal Reserve Bank of Kansas City which is collateralized by various assets, including commercial and commercial real estate loans. At September 30, 2013 and December 31, 2012, there was no outstanding balance on the line of credit. The line of credit has a variable interest rate of federal funds rate plus 75 basis points and at September 30, 2013 approximately $22.9 million was available. Advances are made subject to the discretion of the Federal Reserve Bank of Kansas City.

BLUE VALLEY BAN CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012
(Unaudited)

NOTE 6: LONG-TERM DEBT

Long-term debt at September 30, 2013 and December 31, 2012, consisted of the following components:

	September 30, 2013	December 31, 2012
(in thousands)
FHLBank advances (A)	$62,500	$82,500
Less: Deferred prepayment penalty on modification of FHLBank advances	(507)	(977)
Net FHLBank advances	61,993	81,523
Subordinated Debentures – BVBC Capital Trust II (B)	7,732	7,732
Subordinated Debentures – BVBC Capital Trust III (C)	11,856	11,856

Total long-term debt	$81,581	$101,111

(A)
Due in 2014, 2015, 2016 and 2018; collateralized by various assets including mortgage-backed loans and available-for-sale securities. Advances, at interest rates from 0.37% to 4.26% are subject to restrictions on or penalties in the event of prepayment. FHLBank advance availability is determined quarterly and at September 30, 2013, approximately $24 million was available.

In the third quarter of 2010, the Company repaid $42,500,000 of FHLB advances by rolling the net present value of the advances being repaid into the funding cost of $42,500,000 of new advances. A $2,569,000 modification fee was associated with paying off the original FHLBank advances which is amortized as an adjustment of interest expense over the remaining term of the new FHLBank advances using the straight line method. The unamortized modification fee at September 30, 2013 was approximately $507,000. This transaction reduced the effective interest rate, as well as modified the maturity date on these borrowings.

(B)
Due in 2033; interest only at LIBOR + 3.25% (3.52% at September 30, 2013 and 3.56% at December 31, 2012) due quarterly; fully and unconditionally guaranteed by the Company on a subordinated basis to the extent that the funds are held by the Trust. BVBC Capital Trust II issued and sold $7,500,000 in Capital Securities to third parties and $232,000 of Common Securities to the Company. The Company may prepay the subordinated debentures beginning in 2008, in whole or in part, at their face value plus accrued interest.

(C)
Due in 2035; interest only at LIBOR + 1.60% (1.85% at September 30, 2013 and 1.91% at December 31, 2012) due quarterly; fully and unconditionally guaranteed by the Company on a subordinated basis to the extent that the funds are held by the Trust. BVBC Capital Trust III issued and sold $11,500,000 in Preferred Securities to third parties and $356,000 in Common Securities to the Company. Subordinated to the trust preferred securities (B) due in 2033. The Company may prepay the subordinated debentures, in whole or in part, at their face value plus accrued interest.

At the request of the Federal Reserve Bank of Kansas City, quarterly payments are being deferred on the Company’s outstanding trust preferred securities. Therefore, in accordance with the governing documents of BVBC Capital Trust II and III, the quarterly payments due since April 24, 2009 for BVBC Capital Trust II and March 31, 2009 for BVBC Capital Trust III were deferred. The Company has the right to declare such a deferral for up to 20 consecutive quarterly periods and deferral may only be declared as long as the Company is not then in default under the provisions of the Amended and Restated Trust Agreement. During the deferral period, interest on the indebtedness continues to accrue and the unpaid interest is compounded. For BVBC Capital Trust III, the Company must also accrue additional interest that is equal to the three month LIBOR rate plus 1.60% during the deferral period. All accrued interest and compounded interest must be paid at the end of the deferral period. The deferral period for BVBC Capital Trust III ends December 31, 2013 and the deferral period for BVBC Capital Trust II ends January 24, 2014. If the unpaid interest is not paid before those dates, the Company will be considered to be in default on the outstanding Trust Preferred Securities.

BLUE VALLEY BAN CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012
(Unaudited)

NOTE 6: LONG-TERM DEBT (Continued)

For both BVBC Capital Trust II and BVBC Capital Trust III, as long as the deferral period continues, the Company is prohibited from: (i) declaring or paying any dividend on any of its capital stock, which would include both its common stock and the outstanding Preferred Stock, or (ii) making any payment on any debt security that is ranked pari passu with the debt securities issued by the respective trusts. Because the Preferred Shares are subordinate to the trust preferred securities, the Company will be restricted from paying dividends on these Preferred Shares until such time as all trust preferred dividends have been brought current.

Aggregate annual maturities of long-term debt at September 30, 2013 are as follows:

(In thousands)
October 1 to December 31, 2013	-
2014	$7,500
2015	20,000
2016	10,000
2017	-
Thereafter	44,588
82,088
Less: Deferred prepayment penalty on modification of FHLBank advances	(507)
$81,581

NOTE 7: DERIVATIVE INSTRUMENTS

The Company has commitments outstanding to extend credit on residential mortgages that have not closed prior to the end of the period. As the Company enters into commitments to originate these loans, it also enters into commitments to sell the loans in the secondary market on a best-efforts basis. The Company acquires such commitments to reduce interest rate risk on mortgage loans in the process of origination and mortgage loans held for sale. These commitments to originate or sell loans on a best efforts basis are considered derivative instruments under ASC 815. This standard requires the Company to recognize all derivative instruments in the balance sheet and to measure those instruments at fair value. As a result of measuring the fair value of the commitments to originate loans, the Company recorded no change in other assets, other liabilities or other income of for the nine month period ended September 30, 2013. For the nine months ended September 30, 2012, the Company recorded an increase in other assets of $2,000, a decrease in other liabilities of $1,000 and an increase in other income of $1,000.

Additionally, the Company has commitments to sell loans that have closed prior to the end of the period on a best efforts basis. Due to the mark to market adjustment on commitments to sell loans held for sale the Company recorded a decrease in other assets of $169,000 and a decrease in other income of $169,000 for the nine month period ended September 30, 2013.

The Company had no mortgage loans in the process of origination at September 30, 2013. Related forward commitments to sell mortgage loans amounted to approximately $1,966,000 at September 30, 2013.

The balance of derivative instruments related to commitments to originate and sell loans at September 30, 2013 and December 31, 2012 is disclosed in Note 9, Disclosures About Fair Value of Assets and Liabilities.

BLUE VALLEY BAN CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012
(Unaudited)

NOTE 8: FAIR VALUE OPTION

The Company elected to adopt The Fair Value Option for Financial Assets and Financial Liabilities – including an Amendment of FASB Statement No. 115, which was subsequently incorporated into FASB Accounting Standards Codification in Topic 825, for mortgage loans held for sale originated after April 1, 2009. This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. An entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings at each reporting date.

In accordance with Topic 825, the Company has elected to measure loans held for sale at fair value. Loans held for sale is made up entirely of mortgage loans held for immediate sale in the secondary market with servicing released. These loans are sold prior to origination at a contracted price to an outside investor on a best efforts basis and are recorded on the Company’s balance sheet for a short period of time (typically 30 to 60 days). It is management’s opinion given the short-term nature of these loans, that fair value provides a reasonable measure of the economic value of these assets. In addition, carrying such loans at fair value eliminates some measure of volatility created by the timing of sales proceeds from outside investors, which typically occur in the month following origination.

The difference between the aggregate fair value and the aggregate unpaid principal balance of loans held for sale was a gain of $28,000 at September 30, 2013. The loss from fair value changes included in loans held for sale fee income was $4,000 for the nine months ended September 30, 2013. Interest income on loans held for sale is included in interest and fees on loans in the Company’s condensed consolidated statement of operations. See Note 9 for additional disclosures regarding fair value of mortgage loans held for sale.

NOTE 9: DISCLOSURES ABOUT FAIR VALUE OF ASSETS AND LIABILITIES

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities

Level 2
Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

BLUE VALLEY BAN CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012
(Unaudited)

NOTE 9: DISCLOSURES ABOUT FAIR VALUE OF ASSETS AND LIABILITIES (Continued)

Recurring Measurements

The following table presents the fair value measurements of assets and liabilities recognized in the Company’s condensed consolidated balance sheet and the level within the fair value hierarchy in which the fair value measurements fall at September 30, 2013 and December 31, 2012:

	Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
(in thousands)
September 30, 2013:
Assets:
Available-for-sale securities:
U.S. Government sponsored agencies	$63,705	$–	$63,705	$–
Municipal securities	18,405	–	18,405	–
U.S. Government sponsored agency mortgage backed securities	7,573	–	7,573	–
U.S. Small Business Administration loan pool certificates	4,927	–	4,927	–
Equity and other securities	596	596	–	–
Mortgage loans held for sale	1,966	–	1,966	–
Commitments to originate loans	–	–	–	–
Forward sales commitments	15	–	–	15
Total assets	$97,187	$596	$96,576	$15

Liabilities:
Commitments to originate loans	$–	$–	$–	$–
Forward sales commitments	3	–	–	3
Total liabilities	$3	$–	$–	$3

December 31, 2012:
Assets:
Available-for-sale securities:
U.S. Government sponsored agencies	$63,148	$–	$63,148	$–
Municipal securities	14,074	–	14,074	–
Equity and other securities	623	623	–	–
Mortgage loans held for sale	7,621	–	7,621	–
Commitments to originate loans	–	–	–	–
Forward sales commitments	184	–	–	184
Total assets	$85,650	$623	$84,843	$184

Liabilities:
Commitments to originate loans	$–	$–	$–	$–
Forward sales commitments	1	–	–	1
Total liabilities	$1	$–	$–	$1

BLUE VALLEY BAN CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012
(Unaudited)

NOTE 9: DISCLOSURES ABOUT FAIR VALUE OF ASSETS AND LIABILITIES (Continued)

Following is a description of the valuation methodologies and inputs used for assets and liabilities measured at fair value on a recurring basis and recognized in the Company’s consolidated balance sheets, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy. There have been no significant changes in the valuation techniques during the nine month period ending September 30, 2013.

Available-for-Sale Securities

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available, then fair values are estimated by using quoted prices of securities with similar characteristics or independent asset pricing services and pricing models, the inputs of which are market-based or independently sourced market parameters, including, but not limited to, yield curves, interest rates, volatilities, prepayments, defaults, cumulative loss projections and cash flows. Such securities are classified in Level 2 of the valuation hierarchy. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy.

Mortgage Loans Held for Sale

Mortgage loans held for sale are valued using market prices for loans with similar characteristics. This measurement is classified as Level 2 within the hierarchy.

Commitments to Originate Loans and Forward Sales Commitments

The fair value of commitments to originate loans and the fair value of forward sales commitments are estimated using a valuation model which considers differences between quoted prices for loans with similar characteristics in the secondary market and the committed rates. The valuation model includes assumptions which adjust the price for the likelihood that the commitment will ultimately result in a closed loan. These measurements are significant unobservable inputs and are classified as Level 3 within the hierarchy.

BLUE VALLEY BAN CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012
(Unaudited)

NOTE 9: DISCLOSURES ABOUT FAIR VALUE OF ASSETS AND LIABILITIES (Continued)

Level 3 Reconciliation

The following table is a reconciliation of the beginning and ending balances of recurring fair value measurements recognized in the Company’s consolidated balance sheets using significant unobservable (Level 3) inputs:

	Commitments to Originate Loans	Forward Sales Commitments
(in thousands)
Balance as of December 31, 2012	$–	$183
Total realized and unrealized gains (losses):
Included in net income	–	171

Balance as of September 30, 2013	$–	$12

Balance as of December 31, 2011	$7	$100
Total realized and unrealized gains (losses):
Included in net income	3	(19)

Balance as of September 30, 2012	$10	$81

Realized and unrealized gains and losses for items reflected in the table above are included in other income in the consolidated statement of operations.

BLUE VALLEY BAN CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012
(Unaudited)

NOTE 9: DISCLOSURES ABOUT FAIR VALUE OF ASSETS AND LIABILITIES (Continued)

Nonrecurring Measurements

The following table presents the fair value measurements at September 30, 2013 and December 31, 2012 of assets and liabilities measured at fair value on a non-recurring basis during the respective period:

	Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
(in thousands)
September 30, 2013:
Impaired loans, net of reserves	$2,950	$–	$–	$2,950
Foreclosed assets held for sale, net	17,161	–	–	17,161
Total	$20,111	$–	$–	$20,111

December 31, 2012:
Impaired loans, net of reserves	$5,480	$–	$–	$5,480
Foreclosed assets held for sale, net	17,894	–	–	17,894
Total	$23,374	$–	$–	$23,374

The following is a description of the valuation methodologies and inputs used for assets measured at fair value on a nonrecurring basis and recognized in the accompanying balance sheet, as well as the general classification of such assets pursuant to the valuation hierarchy. For assets classified within Level 3 of the fair value hierarchy, the process used to develop the reported fair value is described below.

Impaired Loans (Collateral Dependent)

Loans for which it is probable that the Company will not collect all principal and interest due according to the contractual terms are measured for impairment. Allowable methods for determining the amount of impairment include estimating fair value using the fair value of the collateral for collateral dependent loans.

If the impaired loan is identified as collateral dependent, then the fair value method of measuring the amount of impairment is utilized. This method requires obtaining a current independent appraisal of the collateral and applying a discount factor to the value for estimated costs to sell, convert collect or redeem the collateral. Impaired loans that are collateral dependent are classified within Level 3 of the fair value hierarchy when impairment is determined using the fair value method.

BLUE VALLEY BAN CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012
(Unaudited)

NOTE 9: DISCLOSURES ABOUT FAIR VALUE OF ASSETS AND LIABILITIES (Continued)

Foreclosed Assets Held for Sale

Foreclosed assets held for sale are carried at the fair value less costs to sell at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed at least annually and the assets are recorded at the lower of carrying amount or fair value less cost to sell.

Unobservable (Level 3) Inputs

The following table presents quantitative information about unobservable inputs used in recurring and nonrecurring Level 3 fair value measurements.

	Fair Value at September 30, 2013 (in thousands)	Valuation Technique	Unobservable Inputs	Range (Weighted Average)
Forward sales commitments	$ 12	Market comparable prices	Quoted prices for similar loans	3.125%-4.250% (3.77%)
Collateral-dependent impaired loans	$ 2,950	Market comparable properties	Quoted prices for similar loans	9.00%-100.00% (24.00%)
Foreclosed assets held for sale, net	$ 17,161	Market comparable prices	Comparability adjustments (%)	Not applicable

Sensitivity of Significant Unobservable Inputs

The following is a discussion of the sensitivity of significant unobservable inputs, the interrelationships between those inputs and other unobservable inputs used in recurring fair value measurement and of how those inputs might magnify or mitigate the effect of changes in the unobservable inputs on the fair value measurement.

Commitments to Originate Loans

The significant unobservable inputs used in the fair value measurement of the Company’s commitments to originate loans are the discount rate and estimated customer fallout rate. Significant increases (decreases) in any of those inputs in isolation would result in a significantly lower (higher) fair value measurement. Generally, changes in either of those inputs will not affect the other input.

Forward Sales Commitments

The significant unobservable input used in the fair value measurement of the Company’s forward sales commitment is the discount rate. Significant increases (decreases) in this input would result in a significantly lower (higher) fair value measurement.

BLUE VALLEY BAN CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012
(Unaudited)

NOTE 9: DISCLOSURES ABOUT FAIR VALUE OF ASSETS AND LIABILITIES (Continued)

Fair Value of Financial Instruments

The following table presents estimated fair values of the Company’s financial instruments not previously disclosed at September 30, 2013 and December 31, 2012.

	September 30, 2013		December 31, 2012
(In thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents	$72,254	$72,254	$101,077	$101,077
Loans, net of allowance for loan losses	399,521	400,039	406,614	408,041
Federal Home Loan Bank stock, Federal Reserve Bank stock, and other securities	7,224	7,224	7,540	7,540
Interest receivable	1,736	1,736	1,529	1,529

Financial liabilities:
Deposits	461,468	463,427	484,466	487,059
Securities sold under agreement to repurchase and other interest-bearing liabilities	40,944	40,944	21,668	21,668
Long-term debt	81,581	74,172	101,111	95,216
Interest payable	4,823	4,823	4,166	4,166

Unrecognized financial instruments (net of amortization):
Commitments to extend credit	–	–	–	–
Letters of credit	–	–	–	–
Lines of credit	–	–	–	–

The following methods and assumptions were used to estimate the fair value of all other financial instruments recognized in the accompanying condensed consolidated balance sheets at amounts other than fair value.

Cash and Cash Equivalents

For these short-term instruments, the carrying amount approximates fair value.

Loans

The fair value of loans is estimated by discounting the future cash flows using the market rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Loans with similar characteristics were aggregated for purposes of the calculations. The carrying amount of accrued interest approximates its fair value.

FHLBank Stock, Federal Reserve Bank Stock and other securities

The carrying amounts for these securities approximate their fair value.

BLUE VALLEY BAN CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012
(Unaudited)

NOTE 9: DISCLOSURES ABOUT FAIR VALUE OF ASSETS AND LIABILITIES (Continued)

Deposits

Deposits include demand deposits, savings accounts, NOW accounts and certain money market deposits. The carrying amount of these deposits approximates fair value. The fair value of fixed maturity time deposits is estimated using a discounted cash flow calculation that applies the rates currently offered for deposits of similar remaining maturities. The carrying amount of accrued interest payable approximates its fair value.

Securities Sold Under Agreement to Repurchase and Other Interest-Bearing Liabilities

For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

Long-Term Debt

Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate the fair value of existing debt. Fair value of long-term debt is based on quoted market prices or dealer prices for the identical liability when traded as an asset in an active market. If a quoted market price is not available, an expected present value technique is used to estimate fair value.

Commitments to Extend Credit, Letters of Credit and Lines of Credit

The fair value of commitments to originate loans is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit and lines of credit are based on fees currently charged for similar agreements or on the estimated cost to terminate or otherwise settle the obligations with the counterparties at the period end.

BLUE VALLEY BAN CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012
(Unaudited)

NOTE 10: DIVIDENDS ON PREFERRED SHARES

At the request of the Federal Reserve Bank of Kansas City, the Company notified the Treasury of its intention to defer the quarterly dividend payments on the Preferred Shares due to the Treasury since May 15, 2009. As part of the Capital Purchase Plan, the Company entered into a letter agreement with the Treasury on December 5, 2008, which includes a Securities Purchase Agreement-Standard Terms. As part of the agreement, dividends compound if they accrue and are not paid. Failure by the Company to pay the Preferred Share dividend is not an event of default. However, a failure to pay a total of six Preferred Share dividends, whether or not consecutive, gives the holders of the Preferred Shares the right to elect two directors to the Company’s Board of Directors. That right would continue until the Company pays all dividends in arrears. As of September 30, 2013, the Company has deferred eighteen dividend payments. In 2012, the holder of the Preferred Shares elected one director to serve on the Company’s Board of Directors. The Company has accrued for the dividends and interest and has every intention to bring the obligation current as soon as permissible. As of September 30, 2013, the Company had accrued $5,484,000 for the dividends and interest on outstanding Preferred Shares.

NOTE 11: DEFERRED TAX ASSET VALUATION ALLOWANCE

As of September 30, 2013 and December 31, 2012 the Company had a deferred tax asset of $15.8 million and $13.6 million, respectively, with a recorded valuation allowance of $12.0 million and $12.4 million, respectively. A deferred tax asset valuation allowance was initially recorded during the year ended December 31, 2011 due to the Company’s losses recorded during the four years then ended. The Company has recognized a portion of this valuation allowance during the nine month periods ending September 30, 2013 and September 30, 2012. As the Company continues to recognize profits in the future, additional portions of the valuation allowance may be able to be recognized in future periods.

NOTE 12: SUBSEQUENT EVENT

In October, 2013, as part of its outlined strategy to wind down its remaining Troubled Asset Relief Program investments, the Treasury sold its 21,750 Preferred Share investment in the Company in an auction to private investors.

Report of Independent Registered Public Accounting Firm

Audit Committee
Board of Directors and Stockholders
Blue Valley Ban Corp.
Overland Park, Kansas

We have audited the accompanying consolidated balance sheet of Blue Valley Ban Corp. as of December 31, 2012, and the related consolidated statements of operations, comprehensive income, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2012. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Blue Valley Ban Corp. as of December 31, 2012, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Kansas City, Missouri
September 9, 2013

BLUE VALLEY BAN CORP.
CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2012 AND 2011
(In thousands, except share data)

ASSETS
	2012	2011

Cash and due from banks	$33,353	$23,480
Interest bearing deposits in other financial institutions	67,724	76,419
Federal funds sold	–	–
Cash and cash equivalents	101,077	99,899

Available-for-sale securities	77,845	61,790
Mortgage loans held for sale, fair value	7,621	5,686

Loans, net of allowance for loan losses of $9,057 and $13,189 in 2012 and 2011, respectively	406,614	425,654

Premises and equipment, net	15,448	15,897
Foreclosed assets held for sale, net	31,936	29,246
Interest receivable	1,529	1,573
Deferred income taxes	1,121	911
Prepaid expenses and other assets	6,095	6,106
Federal Home Loan Bank stock, Federal Reserve Bank stock, and other securities	7,540	7,369
Core deposit intangible asset, at amortized cost	179	321

Total assets	$657,005	$654,452

BLUE VALLEY BAN CORP.
CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2012 AND 2011
(In thousands, except share data)

LIABILITIES AND STOCKHOLDERS’ EQUITY
	2012	2011
LIABILITIES
Deposits
Demand	$113,698	$100,842
Savings, NOW and money market	235,632	222,984
Time	135,136	166,587
Total deposits	484,466	490,413

Other interest-bearing liabilities	21,668	15,372
Long-term debt	101,111	100,434
Interest payable and other liabilities	9,945	7,778

Total liabilities	617,190	613,997

STOCKHOLDERS’ EQUITY
Capital stock
Preferred stock, $1 par value, $1,000 liquidation preference Authorized 15,000,000 shares; issued and outstanding 2012 – 21,750 shares; 2011 – 21,750 shares	22	22
Common stock, par value $1 per share; Authorized 15,000,000 shares; issued and outstanding 2012 – 2,934,123 shares; 2011 – 2,879,158 shares	2,934	2,879
Additional paid-in capital	38,746	38,511
Accumulated deficit	(1,930)	(1,091)
Accumulated other comprehensive income, net of income tax of $29 in 2012 and $89 in 2011	43	134
Total stockholders’ equity	39,815	40,455

Total liabilities and stockholders’ equity	$657,005	$654,452

BLUE VALLEY BAN CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(In thousands, except per share data)
	2012	2011	2010
INTEREST AND DIVIDEND INCOME
Interest and fees on loans	$22,853	$25,277	$28,011
Federal funds sold and other short-term investments	193	151	245
Available-for-sale securities	1,097	1,202	1,825
Dividends on Federal Home Loan Bank and Federal Reserve Bank stock	240	225	222
Total interest and dividend income	24,383	26,855	30,303

INTEREST EXPENSE
Interest-bearing demand deposits	700	1,611	2,343
Savings and money market deposit accounts	291	346	438
Other time deposits	2,487	3,755	7,746
Federal funds purchased and other interest-bearing liabilities	44	41	45
Long-term debt, net	3,670	3,502	3,791
Total interest expense	7,192	9,255	14,363

NET INTEREST INCOME	17,191	17,600	15,940

PROVISION FOR LOAN LOSSES	1,200	3,300	3,095

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	15,991	14,300	12,845

NON-INTEREST INCOME
Loans held for sale fee income	2,447	2,120	3,506
NSF charges and service fees	980	944	1,062
Other service charges	2,472	2,276	2,021
Realized gains on available-for-sale securities	–	–	885
Other income	1,535	984	1,145
Total non-interest income	7,434	6,324	8,619

NON-INTEREST EXPENSE
Salaries and employee benefits	10,587	10,955	11,753
Net occupancy expense	2,568	2,599	2,756
Foreclosed assets expense	2,647	5,219	2,708
Other operating expense	7,506	7,851	8,550
Total non-interest expense	23,308	26,624	25,767

INCOME (LOSS) BEFORE INCOME TAXES	117	(6,000)	(4,303)

PROVISION (BENEFIT) FOR INCOME TAXES
Provision (benefit) for income taxes	50	(2,777)	(1,561)
Valuation allowance for deferred tax asset	(200)	12,600	–
Total provision (benefit) for income taxes	(150)	9,823	(1,561)

NET INCOME (LOSS)	267	(15,823)	(2,742)

DIVIDENDS AND ACCRETION ON PREFERRED STOCK	1,106	1,106	1,105

NET LOSS AVAILABLE TO COMMON SHAREHOLDERS	$(839)	$(16,929)	$(3,847)

BASIC LOSS PER SHARE	$(0.29)	$(6.03)	$(1.38)
DILUTED LOSS PER SHARE	$(0.29)	$(6.03)	$(1.38)

BLUE VALLEY BAN CORP.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(In thousands)

	2012	2011	2010

NET INCOME (LOSS)	$267	$(15,823)	$(2,742)
OTHER COMPREHENSIVE INCOME (LOSS)
Change in unrealized appreciation on available-for-sale securities, net of income taxes (credit) of $(60) in 2012, $69 in 2011 and $305 in 2010	(91)	104	458
Less: reclassification adjustment for realized gains (losses) included in net loss, net of income tax credit of $354 in 2010	–	–	(531)
Comprehensive income (loss)	176	(15,719)	(2,815)

BLUE VALLEY BAN CORP.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(In thousands, except share data)

				Retained	Accumulated
			Additional	Earnings	Other
	Preferred	Common	Paid-In	(Accumulated	Comprehensive
	Stock	Stock	Capital	Deficit)	Income (Loss)	Total

BALANCE, DECEMBER 31, 2009	$22	$2,818	$37,975	$19,685	$103	$60,603

Issuance of 29,640 shares of restricted stock, net of forfeitures of 7,454		22	406			428
Issuance of 3,645 shares of common stock for the employee stock purchase plan		3	32			35
Net loss				(2,742)		(2,742)
Accretion of discount on preferred shares			18	(18)		–
Dividend on preferred shares				(1,087)		(1,087)
Change in unrealized appreciation on available-for-sale securities, net of income taxes (credit) of $(49)					(73)	(73)

BALANCE, DECEMBER 31, 2010	$22	$2,843	$38,431	$15,838	$30	$57,164

Issuance of 40,666 shares of restricted stock, net of forfeitures of 7,437		33	44			77
Issuance of 2,628 shares of common stock for the employee stock purchase plan		3	18			21
Net loss				(15,823)		(15,823)
Accretion of discount on preferred shares			18	(18)		–
Dividend on preferred shares				(1,088)		(1,088)
Change in unrealized appreciation on available-for-sale securities, net of income taxes of $69					104	104

BALANCE, DECEMBER 31, 2011	$22	$2,879	$38,511	$(1,091)	$134	$40,455

Issuance of 55,155 shares of restricted stock, net of forfeitures of 6,698		48	197			245
Issuance of 6,508 shares of common stock for the employee stock purchase plan		7	20			27
Net income				267		267
Accretion of discount on preferred shares			18	(18)		–
Dividend on preferred shares				(1,088)		(1,088)
Change in unrealized appreciation on available-for-sale securities, net of income taxes (credit) of $(60)					(91)	(91)

BALANCE, DECEMBER 31, 2012	$22	$2,934	$38,746	$(1,930)	$43	$39,815

BLUE VALLEY BAN CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(In thousands)

	2012	2011	2010
OPERATING ACTIVITIES
Net income (loss)	$267	$(15,823)	$(2,742)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	1,686	1,661	1,298
Accretion, net of amortization of premiums and discounts on available-for-sale securities	(14)	(62)	(73)
Provision for loan losses	1,200	3,300	3,095
Provision for losses on foreclosed assets held for sale	867	3,159	734
Deferred income taxes	(150)	9,823	(1,561)
Stock dividends on FHLBank (FHLB) stock	(124)	(106)	(104)
Increase in value of bank owned life insurance	(170)	─	─
Net realized gains on available-for-sale securities	─	─	(885)
Net gain on sale of foreclosed assets	(337)	(555)	(168)
Restricted stock earned and forfeited	245	77	428
Compensation expense related to the Employee Stock Purchase Plan	3	4	3
Originations of loans held for sale	(83,477)	(66,014)	(135,930)
Proceeds from the sale of loans held for sale	81,540	68,668	136,487
Realized (gain) loss on loans held for sale fair value adjustment	2	(178)	33
Changes in:
Interest receivable	44	210	520
Net fair value of loan related commitments	(92)	257	(128)
Income taxes receivable	─	─	2,746
Prepaid expenses and other assets	270	(172)	981
Interest payable and other liabilities	1,077	490	116
Net cash provided by operating activities	2,837	4,739	4,850
INVESTING ACTIVITIES
Net change in loans	5,666	28,561	42,909
Proceeds from sale of loan participations	2,675	2,854	32
Purchase of premises and equipment	(417)	(499)	(226)
Proceeds from the sale of foreclosed assets, net of expenses	6,281	5,638	9,077
Purchases of available-for-sale securities	(107,192)	(64,915)	(134,932)
Proceeds from maturities of available-for-sale securities	91,000	67,000	115,000
Proceeds from sale of available-for-sale securities	─	─	29,885
Purchases of bank owned life insurance	─	(4,000)	─
Purchases of FHLB and Federal Reserve Bank stock and other securities	(79)	(100)	─
Proceeds from the redemption of FHLB stock, Federal Reserve Bank stock, and other securities	31	─	─
Net cash provided by (used in) investing activities	(2,035)	34,539	61,745
FINANCING ACTIVITIES
Net increase in demand deposits, money market, NOW and savings accounts	25,504	4,444	23,979
Net decrease in time deposits	(31,451)	(55,249)	(72,871)
Net increase (decrease) in federal funds purchased and other interest-bearing liabilities	6,296	(3,376)	2,628
Repayments of long-term debt	─	─	(42,500)
Proceeds from long-term debt	─	─	42,500
Prepayment penalty on modification of FHLB advances	─	─	(2,569)
Net proceeds from the sale of stock through Employee Stock Purchase Plan	27	21	35
Net cash provided by (used in) financing activities	376	(54,160)	(48,798)

Increase (decrease) in cash and cash equivalents	1,178	(14,882)	17,797
Cash and cash equivalents, beginning of year	99,899	114,781	96,984
CASH AND CASH EQUIVALENTS, END OF YEAR	$101,077	$99,899	$114,781

BLUE VALLEY BAN CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(In thousands)

2012	2011	2010

SUPPLEMENTAL CASH FLOWS INFORMATION
Cash paid during the year for:
Interest	$6,254	$8,717	$14,372
Income taxes, net of refunds	$-	$1	$(2,750)

Noncash investing and financing activities:
Transfer of loans to foreclosed property, net of specific allowance	$10,518	$17,354	$10,352
Restricted stock issued	$48	$33	$22
Preferred dividends accrued but not paid	$1,088	$1,088	$1,087
Sale and financing of foreclosed assets	$1,018	$268	$819

BLUE VALLEY BAN CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2011 AND 2010

NOTE 1: NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Nature of Operations

The Company is a holding company for Bank of Blue Valley (the “Bank”), BVBC Capital Trust II and BVBC Capital Trust III through 100% ownership of each. In addition, the Company owned 49% of Homeland Title, LLC until it closed its operations in March 2009.

The Bank is primarily engaged in providing a full range of banking and mortgage services to individual and corporate customers in Johnson County, Kansas. The Bank also originates residential mortgages locally and nationwide through its InternetMortgage.com website. The Bank is subject to competition from other financial institutions. The Bank is also subject to regulation by certain federal and state agencies and undergoes periodic examination by those regulatory authorities.

BVBC Capital Trust II and III are Delaware business trusts created in 2003 and 2005, respectively, to offer trust preferred securities and to purchase the Company’s junior subordinated debentures. The Trusts have terms of 30 years, but may dissolve earlier as provided in their trust agreements.

Operating Segment

The Company provides community banking services through its subsidiary bank, including such products and services as loans; time deposits, checking and savings accounts; mortgage originations; trust services; and investment services. These activities are reported as a single operating segment.

Principles of Consolidation

The consolidated financial statements include the accounts of Blue Valley Ban Corp. and its 100% owned subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Material estimates that are particularly susceptible to significant change include the determination of the allowance for loan losses, valuation of real estate acquired in connection with foreclosures or in satisfaction of loans, valuation of deferred tax assets and fair values of financial instruments. In connection with the determination of the allowance for loan losses and the valuation of foreclosed assets held for sale, management obtains independent appraisals for significant properties.

BLUE VALLEY BAN CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2011 AND 2010

NOTE 1: NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Management believes that the allowance for loan losses, valuation of foreclosed assets held for sale, and valuation of deferred tax assets are adequate. While management uses available information to recognize losses on loans, foreclosed assets held for sale and deferred tax assets, changes in economic conditions may necessitate revision of these estimates in future years. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses, valuation of foreclosed assets held for sale and deferred tax assets. Such agencies may require the Company to recognize additional losses based on their judgments of information available to them at the time of their examination.

Cash and Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

Pursuant to legislation enacted in 2010, the FDIC fully insured all noninterest-bearing transaction accounts beginning December 31, 2010 through December 31, 2012 at all FDIC-insured institutions. Upon expiration of this legislation on December 31, 2012, the FDIC insurance limit on noninterest-bearing transaction accounts at all FDIC-insured institutions was restored to the $250,000 FDIC insurance limit previously made effective July 21, 2011. The Company’s interest-bearing cash accounts exceeded federally insured limits by approximately $495,000 at December 31, 2012.

Prior to June, 2012, the Bank was required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The Bank had no required reserve at December 31, 2012, and had a clearing balance requirement of $15,000,000 at December 31, 2011. The deposit balance held at the Federal Reserve Bank on December 31, 2012 was $66,979,000.

Investment in Securities

Available-for-sale securities, which include any security for which the Company has no immediate plan to sell, but which may be sold in the future, are carried at fair value. Unrealized gains and losses are excluded from earnings and are reported, net of related income tax effects, in accumulated other comprehensive income. Purchase premiums and discounts are amortized and accreted, respectively, to interest income using a method which approximates the level-yield method over the terms of the securities. Realized gains and losses, based on amortized cost of the specific security, are recorded on trade date and included in non-interest income. Interest on investments in debt securities is included in income when earned.

For debt securities with fair value below amortized cost and the Company does not intend to sell the debt security, and it is more likely than not the Company will not have to sell the security before recovery of its cost basis, the Company recognizes the credit component of an other-than-temporary impairment of the debt security in earnings and the remaining portion in other comprehensive income. The credit loss component recognized in earnings is identified as the amount of principal cash flows not expected to be received over the remaining term of the security as projected based on cash flow projections. The Company did not have any securities with other-than-temporary impairment at December 31, 2012.

BLUE VALLEY BAN CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2011 AND 2010

NOTE 1: NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

For equity securities, when the Company has decided to sell an impaired available-for-sale security and the entity does not expect the fair value of the security to fully recover before the expected time of sale, the security is deemed other-than-temporarily impaired in the period in which the decision to sell is made. The Company recognizes an impairment loss when the impairment is deemed other-than-temporary even if a decision to sell has not been made.

Mortgage Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at fair value in the aggregate. Net unrealized gains and losses, if any, are recognized through a valuation allowance by charges to non-interest income. Gains and losses, net of discounts collected or paid, commitment fees paid and considering a normal servicing rate are recognized in non-interest income upon sale of the loan.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoffs are reported at their outstanding principal balance adjusted for unearned income, charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. For loans recorded at amortized cost, interest income is accrued based on the unpaid principal balance. Loan origination fees, as well as premiums and discounts, are deferred and amortized over the respective term of the loan.

Generally, the accrual of interest on loans is discontinued at the time the loan is 90 days past due and interest is considered a loss, unless the loan is well-secured and in the process of collection. Past due status is based on contractual term of the loans. Loans are placed on non-accrual or charged off at an earlier date if collection of principal or interest is considered doubtful. All interest accrued but not collected for loans placed on non-accrual or charged off is reversed against interest income. The interest on these loans is generally accounted for on a cash-basis or a cost recovery method, until conditions qualify the loan’s return to accrual status. Loans may be returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

BLUE VALLEY BAN CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2011 AND 2010

NOTE 1: NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Loan Losses

The allowance for loan losses is management's estimate of probable losses which have occurred as of the balance sheet date based on management's evaluation of risk in the loan portfolio. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a monthly basis by management and is based on management’s periodic review of the collectibility of the loans in consideration of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.
The Company computes its allowance by assigning specific reserves to impaired loans, and then applies general reserve factors to the rest of the loan portfolio. The general reserve covers non-impaired loans and is based on historical charge off experience, expected loss given default derived from the Company’s internal risk rating process and current and projected economic conditions and factors. Other adjustments may be made to the allowance for pools of loans after an assessment of internal and external influences on credit quality that are not fully reflected in the historical loss or risk rating data.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of delay, the reason for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Premises and Equipment

Depreciable assets are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are capitalized and depreciated using the straight-line method over the terms of the respective lease or the estimated useful lives of the improvements, whichever is shorter.

The estimated useful lives for each major depreciable classification of premises and equipment are as follows:

Buildings and improvements	35-40 years
Furniture and equipment	3-10 years

BLUE VALLEY BAN CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2011 AND 2010

NOTE 1: NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreclosed Assets Held for Sale

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value less cost to sell at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are reported as other income and foreclosed assets expense.

FHLBank Stock, Federal Reserve Bank Stock and Other Securities
FHLBank and Federal Reserve Bank stock are required investments for institutions that are members of the Federal Home Loan Bank and Federal Reserve systems. The required investment in the stock is based on a predetermined formula, carried at cost and evaluated for impairment.

Derivatives

Derivatives are recognized as assets and liabilities in the consolidated balance sheet and measured at fair value.

Derivative Loan Commitments

Mortgage loan commitments that relate to the origination of a mortgage that will be held for sale upon funding are considered derivative instruments under the derivatives and hedging accounting guidance (ASC 815, Derivatives and Hedging). Loan commitments that are derivatives are recognized at fair value on the consolidated balance sheet in other assets and other liabilities with changes in their fair values recorded in other income. The Company estimates the fair value using a valuation model which considers differences between quoted prices for loans with similar characteristics in the secondary market and the committed rates.

Forward Loan Sale Commitments

The Company carefully evaluates all loan sales agreements to determine whether they meet the definition of a derivative under the derivatives and hedging accounting guidance (ASC 815), as facts and circumstances may differ significantly. If agreements qualify, to protect against the price risk inherent in derivative loan commitments, the Company uses best efforts forward loan sale commitments to mitigate the risk of potential decreases in the values of loans that would result from the exercise of the derivative loan commitments. Accordingly, forward loan commitments are recognized at fair value on the consolidated balance sheet in other assets and other liabilities with changes in their fair values recorded in other income. The Company estimates the fair value of its forward loan commitments using a methodology similar to that used for derivative loan commitments.

Core Deposit Intangible Assets

Intangible assets are being amortized on the straight-line basis over seven years. Such assets are periodically evaluated as to the recoverability of their carrying value.
Fee Income

Loan origination fees, net of direct origination costs, are recognized as income using the level-yield method over the term of the loans.

BLUE VALLEY BAN CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2011 AND 2010

NOTE 1: NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company—put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets.

Transfers between Fair Value Hierarchy Levels

Transfers in and out of Level 1 (quoted market prices), Level 2 (other significant observable inputs) and Level 3 (significant unobservable inputs) are recognized on the period end date.

Income Taxes

The Company accounts for income taxes in accordance with income tax accounting guidance (ASC 740, Income Taxes). The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized. The valuation allowance at December 31, 2012 was $12,436,000. Due to the Company’s losses recorded over the previous four years, the Company assessed the deferred tax asset during 2011 and recognized a $12,600,000 valuation allowance on the deferred tax asset based on historical and current information available relating to uncertainty of the Company’s ability to recognize the deferred tax asset in future near term periods. As the Company recognizes profits in the future, portions of this allowance may be recognizable in future years.

Deferred tax assets are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances and information available at the reporting date and is subject to management’s judgment.
The Company recognizes interest and penalties on income taxes as a component of income tax expense. The Company files consolidated income tax returns with its subsidiaries. The Company is generally not subject to federal, state and local examination by tax authorities for years prior to 2009.

BLUE VALLEY BAN CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2011 AND 2010

NOTE 1: NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income (loss) and accumulated other comprehensive income (loss), net of applicable income taxes. Accumulated other comprehensive income (loss) includes unrealized appreciation (depreciation) on available-for-sale securities. Net unrealized gain or loss on available-for-sale securities, net of income taxes, included in accumulated other comprehensive income was $43,000 and $134,000, respectively, at December 31, 2012 and 2011.

Reclassification

Certain reclassifications have been made to the 2011 and 2010 financial statements to conform to the 2012 financial statement presentation. These reclassifications had no effect on net income (loss).

Earnings (Loss) Per Share

Basic earnings (loss) per share represents income available to common stockholders divided by the weighted average number of shares outstanding during each period. Diluted earnings (loss) per share reflects additional potential common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. The computation of per share earnings is as follows:

	2012	2011	2010

(In thousands, except share and per share data)
Net Income (loss)	$267	$(15,823)	$(2,742)
Dividends and accretion on preferred stock	(1,106)	(1,106)	(1,105)
Net loss available to common shareholders	$(839)	$(16,929)	$(3,847)

Average common shares outstanding	2,855,566	2,806,299	2,773,039
Average common share stock options outstanding and restricted stock (B)	11,997	21,589	15,115

Average diluted common shares (B)	2,867,563	2,827,888	2,788,154

Basic loss per share	$(0.29)	$(6.03)	$(1.38)
Diluted loss per share (A)	$(0.29)	$(6.03)	$(1.38)

(A)	No shares of stock options, restricted stock or warrants were included in the computation of diluted earnings per share for any period there was a loss.

(B)	Warrants to purchase 111,083 shares of common stock at an exercise price of $29.37 per share were outstanding at December 31, 2012, 2011 and 2010, but were not included in the computation of diluted earnings per share because the warrant’s exercise price was greater than the average market price of the common shares, thus making the warrants anti-dilutive. Stock options to purchase 0, 10,575, and 24,375 shares of common stock were outstanding at December 31, 2012, 2011 and 2010 respectively, but were not included in the computation of diluted earnings per share because the option’s exercise price was greater than the average market price of the common shares, thus making the options anti-dilutive.
Income available for common stockholders will be reduced by dividends declared in the period on preferred stock (whether or not they are paid) and the accretion on the warrants.

BLUE VALLEY BAN CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2011 AND 2010

NOTE 2: AVAILABLE-FOR-SALE SECURITIES

The amortized cost and estimated fair value, together with gross unrealized gains and losses, of available-for-sale securities are as follows:

	December 31, 2012
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
(In thousands)
U.S. Government sponsored agencies	$63,123	$68	$(43)	$63,148
Municipal securities	14,051	176	(153)	14,074
Equity and other securities	600	23	–	623

	$77,774	$267	$(196)	$77,845

	December 31, 2011
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
(In thousands)
U.S. Government sponsored agencies	$60,967	$228	$(24)	$61,171
Equity and other securities	600	19	–	619

	$61,567	$247	$(24)	$61,790

The amortized cost and estimated fair value of available-for-sale securities at December 31, 2012, by contractual maturity are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
(In thousands)
Due in one year or less	$0	$0
Due after one year through five years	0	0
Due after five years through ten years	410	407
Due after ten years	76,764	76,815
Total	77,174	77,222
Equity and other securities	600	623
	$77,774	$77,845

The amortized cost and estimated fair value of securities pledged as collateral to secure public deposits amounted to $5,000,000 and $4,997,080 at December 31, 2012 and $5,000,000 and $5,013,000 at December 31, 2011.

Gross gains of $0, $0, and $885,000 were realized in 2012, 2011 and 2010, respectively, and no gross losses were realized in 2012, 2011 and 2010, respectively, from sales of available-for-sale securities.

BLUE VALLEY BAN CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2011 AND 2010

NOTE 2: AVAILABLE-FOR-SALE SECURITIES (Continued)

Certain investments in debt and marketable equity securities are reported in the financial statements at an amount less than their historical cost. Total fair value of these investments at December 31, 2012 and 2011, was $33,985,000 and $19,973,000, which is approximately 43.7% and 32.3%, respectively, of the Company’s available-for-sale investment portfolio. These declines in fair value resulted primarily from recent increases in market interest rates. Based on evaluation of available information and evidence, particularly recent volatility in market yields on debt securities, management believes the declines in fair value for these securities are temporary.

Unrealized losses and fair value, aggregated by investment type and length of time that individual securities have been in a continuous unrealized loss position are as follows:

	December 31, 2012
	Less than 12 Months		12 Months or More		Total	Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
(In thousands)
U.S. Government sponsored agencies	$27,832	$43	$–	$–	$27,832	$43
Municipal securities	6,153	153	–	–	6,153	153

Total temporarily impaired securities	$33,985	$196	$–	$–	$33,985	$196

	December 31, 2011
	Less than 12 Months		12 Months or More		Total	Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
(In thousands)
U.S. Government sponsored agencies	$19,973	$24	$–	$–	$19,973	$24

Total temporarily impaired securities	$19,973	$24	$–	$–	$19,973	$24

The unrealized losses on the Company’s investments in direct obligations of U.S. government sponsored agencies and municipal securities were caused by interest rate increases. The contractual terms of those investments do not permit the issuer to settle the securities at a price less than the amortized cost bases of the investments. Because the Company does not intend to sell the investments and it is not more likely than not the Company will be required to sell the investments before recovery of their amortized cost bases, which may be maturity, the Company did not consider those investments to be other-than-temporarily impaired at December 31, 2012 or 2011.

BLUE VALLEY BAN CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2011 AND 2010

NOTE 2: AVAILABLE-FOR-SALE SECURITIES (Continued)

The Company enters into sales of securities under agreements to repurchase. The amounts deposited under these agreements represent short-term debt and are reflected as a liability in the consolidated balance sheets. The securities underlying the agreements are book-entry securities. During the period, securities held in safekeeping were pledged to the depositors under a written custodial agreement that explicitly recognizes the depositors’ interest in the securities. At December 31, 2012, or at any month end during the period, no material amount of agreements to repurchase securities sold was outstanding with any individual entity.

Information on sales of securities under agreements to repurchase is as follows:

	2012	2011
(In thousands)
Balance as of December 31	$21,668	$14,413
Carrying value of securities pledged to secure agreements to repurchases at December 31	$37,059	$24,131
Average balance during the year of securities sold under agreements to repurchase	$18,663	$16,405
Maximum amount outstanding at any month-end during the year	$22,071	$18,633

NOTE 3: LOANS AND ALLOWANCE FOR LOAN LOSSES
Classes of loans at December 31, 2012 and 2011 include the following:

	2012	2011

(In thousands)
Commercial loans	$115,520	$130,398
Commercial real estate loans	143,198	154,109
Construction loans	46,515	48,438
Home equity loans	49,529	59,750
Residential real estate loans	43,584	37,882
Lease financing	10,054	2,268
Consumer loans	7,271	5,998

Total loans	415,671	438,843
Less: Allowance for loan losses	9,057	13,189

Net loans	$406,614	$425,654

BLUE VALLEY BAN CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2011 AND 2010

NOTE 3: LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

The following tables present the activity in the allowance for loan losses for the years ended December 31, 2012, 2011 and 2010:

	For the Year Ended December 31, 2012
(In thousands)	Commercial	Commercial Real Estate	Construction	Home Equity	Residential Real Estate	Lease Financing	Consumer	Total
Allowance for loan losses:
Balance, beginning of year	$2,987	$3,772	$2,721	$1,338	$2,312	$30	$29	$13,189
Provision charged to expense	961	2,029	(777)	(345)	(677)	25	(16)	1,200
Losses charged off	(2,030)	(2,239)	(882)	(417)	(540)	(9)	–	(6,117)
Recoveries	179	20	481	58	43	-	4	785
Balance, end of year	$2,097	$3,582	$1,543	$634	$1,138	$46	$17	$9,057

	For the Year Ended December 31, 2011
	Commercial	Commercial Real Estate	Construction	Home Equity	Residential Real Estate	Lease Financing	Consumer	Total
Allowance for loan losses:
Balance, beginning of year	$3,339	$3,974	$4,579	$1,262	$1,488	$38	$51	$14,731
Provision charged to expense	(52)	925	434	753	1,304	(33)	(31)	3,300
Losses charged off	(582)	(1,218)	(2,352)	(725)	(637)	–	–	(5,514)
Recoveries	282	91	60	48	157	25	9	672
Balance, end of year	$2,987	$3,772	$2,721	$1,338	$2,312	$30	$29	$13,189

	For the Year Ended December 31, 2010
	Commercial	Commercial Real Estate	Construction	Home Equity	Residential Real Estate	Lease Financing	Consumer	Total
Allowance for loan losses:
Balance, beginning of year	$3,630	$7,253	$5,929	$1,061	$1,737	$238	$152	$20,000
Provision charged to expense	683	(465)	2,189	571	400	(171)	(112)	3,095
Losses charged off	(1,364)	(2,985)	(3,662)	(387)	(660)	(43)	(7)	(9,108)
Recoveries	390	171	123	17	11	14	18	744
Balance, end of year	$3,339	$3,974	$4,579	$1,262	$1,488	$38	$51	$14,731

BLUE VALLEY BAN CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2011 AND 2010

NOTE 3: LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

The following tables present the balance in the allowance for loan losses and the recorded investment in loans based on portfolio segment and impairment methods as of December 31, 2012 and 2011:

	December 31, 2012
(In thousands)	Commercial	Commercial Real Estate	Construction	Home Equity	Residential Real Estate	Lease Financing	Consumer	Total
Allowance for loan losses:
Individually evaluated for impairment	$550	$1,812	$564	$143	$331	$–	$–	$3,400
Collectively evaluated for impairment	1,547	1,770	979	491	807	46	17	5,657
Total	$2,097	$3,582	$1,543	$634	$1,138	$46	$17	$9,057

Loans:
Individually evaluated for impairment	$15,092	$9,437	$12,548	$1,315	$4,135	$–	$–	$42,527
Collectively evaluated for impairment	100,428	133,761	33,967	48,214	39,449	10,054	7,271	373,144
Total	$115,520	$143,198	$46,515	$49,529	$43,584	$10,054	$7,271	$415,671

	December 31, 2011
	Commercial	Commercial Real Estate	Construction	Home Equity	Residential Real Estate	Lease Financing	Consumer	Total
Allowance for loan losses:
Individually evaluated for impairment	$1,825	$3,055	$1,462	$565	$1,727	$26	$–	$8,660
Collectively evaluated for impairment	1,162	717	1,259	773	585	4	29	4,529
Total	$2,987	$3,772	$2,721	$1,338	$2,312	$30	$29	$13,189

Loans:
Individually evaluated for impairment	$24,625	$18,099	$16,535	$3,836	$6,981	$648	$2	$70,726
Collectively evaluated for impairment	105,773	136,010	31,903	55,914	30,901	1,620	5,996	368,117
Total	$130,398	$154,109	$48,438	$59,750	$37,882	$2,268	$5,998	$438,843

BLUE VALLEY BAN CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2011 AND 2010

NOTE 3: LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

The following table presents the credit risk profile of the Company’s loan portfolio based on the rating category and payment activity as of December 31, 2012 and 2011. These categories are defined as follows:

Pass – loans that exhibit acceptable financial performance, cash flow, leverage and the probability of default is considered low.

Classified – loans are inadequately protected by the current payment capacity of the obligor or by the collateral pledged. These loans are characterized by the distinct probability that the Company will sustain some loss or incur additional expenses if the deficiencies are not corrected.

	2012			2011
(In thousands)	Pass	Classified	Total	Pass	Classified	Total
Commercial	$112,679	$2,841	$115,520	$118,396	$12,002	$130,398
Commercial real estate	136,397	6,801	143,198	144,693	9,416	154,109
Construction	35,589	10,926	46,515	33,792	14,646	48,438
Home equity	49,299	230	49,529	56,779	2,971	59,750
Residential real estate	41,228	2,356	43,584	32,002	5,880	37,882
Lease financing	10,054	–	10,054	1,960	308	2,268
Consumer	7,271	–	7,271	5,998	–	5,998
Total	$392,517	$23,154	$415,671	$393,620	$45,223	$438,843

The following tables present the Company’s loan portfolio aging analysis, including loans on non-accrual, as of December 31, 2012 and 2011:

	December 31, 2012
(In thousands)	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days Past Due	Total Past Due	Current	Total Loans Receivable	Total Loans > 90 Days & Accruing
Commercial	$110	$–	$365	$475	$115,045	$115,520	$–
Commercial real estate	–	–	–	–	143,198	143,198	–
Construction	–	–	910	910	45,605	46,515	–
Home equity	–		–		49,529	49,529	–
Residential real estate	766	605	569	1,940	41,644	43,584	–
Lease financing	–	–	–	–	10,054	10,054	–
Consumer	–	–	–	–	7,271	7,271	–
Total	$876	$606	$1,844	$3,325	$412,346	$415,671	$–

	December 31, 2011
	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days Past Due	Total Past Due	Current	Total Loans Receivable	Total Loans > 90 Days & Accruing
Commercial	$703	$200	$928	$1,831	$128,567	$130,398	$–
Commercial real estate	–	–	143	143	153,966	154,109	–
Construction	1,376	–	1,781	3,157	45,281	48,438	–
Home equity	–	2,165	–	2,165	57,585	59,750	–
Residential real estate	678	717	1,367	2,762	35,120	37,882	–
Lease financing	104	–	18	122	2,146	2,268	–
Consumer	–	–	–	–	5,998	5,998	–
Total	$2,861	$3,082	$4,237	$10,180	$428,663	$438,843	$–

BLUE VALLEY BAN CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2011 AND 2010

NOTE 3: LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

A loan is considered impaired, in accordance with the impairment accounting guidance (ASC 310-10-35-16), when based on current information and events, it is probable the Company will be unable to collect the scheduled payments of principal and interest due from the borrower in accordance with the contractual terms of the loan agreement. Impaired loans include non-performing loans, but also include loans modified in troubled debt restructurings where concessions have been granted to borrowers experiencing financial difficulties. These concessions could include a reduction in the interest rate on the loan, payment extensions, forgiveness of principal, forbearance or other actions intended to maximize collection.

The following tables present impaired loans for the years ended December 31, 2012, 2011 and 2010:

	December 31, 2012
(In thousands)	Recorded Balance	Unpaid Principal Balance	Specific Allowance	Average Investment in Impaired Loans	Interest Income Recognized
Loans without a specific valuation allowance:
Commercial	$877	$916	$–	$694	$106
Commercial real estate	521	521	–	1,798	71
Construction	1,684	1,684	–	1,699	40
Home equity	–	–	–	287	4
Residential real estate	1,201	1,336	–	847	57
Lease financing	233	233	–	169	16
Consumer	–	–	–	–	–

Loans with a specific valuation allowance:
Commercial	$643	$657	$241	$2,240	$42
Commercial real estate	1,537	1,567	1,000	2,741	49
Construction	10,016	10,016	490	10,915	466
Home equity	175	176	81	1,919	–
Residential real estate	3,332	3,376	1,262	3,016	183
Lease financing	–	–	–	100	–
Consumer	–	–	–	–	–

Total impaired loans:
Commercial	$1,520	$1,573	$241	$2,934	$148
Commercial real estate	2,058	2,088	1,000	4,539	120
Construction	11,700	11,700	490	12,614	506
Home equity	175	176	81	2,206	4
Residential real estate	4,533	4,712	1,262	3,863	240
Lease financing	233	233	–	269	16
Consumer	–	–	–	–	–
Total	$20,219	$20,482	$3,074	$26,425	$1,034

BLUE VALLEY BAN CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2011 AND 2010

NOTE 3: LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)
	December 31, 2011
(In thousands)	Recorded Balance	Unpaid Principal Balance	Specific Allowance	Average Investment in Impaired Loans	Interest Income Recognized
Loans without a specific valuation allowance:
Commercial	$16	$32	$–	$223	$56
Commercial real estate	482	514	–	1,781	109
Construction	101	101	–	1,427	–
Home equity	468	500	–	532	3
Residential real estate	904	1,014	–	1,140	17
Lease financing	–	–	–	25	67
Consumer	–	–	–	28	1

Loans with a specific valuation allowance
Commercial	$3,709	$3,850	$1,281	$4,298	$171
Commercial real estate	4,819	5,357	2,257	6,793	107
Construction	14,313	14,776	1,353	18,080	454
Home equity	2,208	2,242	296	940	3
Residential real estate	3,838	4,416	1,389	3,791	149
Lease financing	307	307	25	324	21
Consumer	–	–	–	–	–

Total impaired loans:
Commercial	$3,725	$3,882	$1,281	$4,521	$227
Commercial real estate	5,301	5,871	2,257	8,574	216
Construction	14,414	14,877	1,353	19,507	454
Home equity	2,676	2,742	296	1,472	6
Residential real estate	4,742	5,430	1,389	4,931	166
Lease financing	307	307	25	349	88
Consumer	–	–	–	28	1
Total	$31,165	$33,109	$6,601	$39,382	$1,158

BLUE VALLEY BAN CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2011 AND 2010

NOTE 3: LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)
	December 31, 2010
(In thousands)	Recorded Balance	Unpaid Principal Balance	Specific Allowance	Average Investment in Impaired Loans	Interest Income Recognized
Loans without a specific valuation allowance:
Commercial	$220	$315	$–	$627	$24
Commercial real estate	4,080	4,700	–	3,891	37
Construction	3,203	3,203	–	3,384	–
Home equity	585	587	–	102	–
Residential real estate	1,279	1,924	–	1,391	–
Lease financing	140	256	–	254	2
Consumer	52	54	–	50	3

Loans with a specific valuation allowance
Commercial	$5,541	$5,585	$1,133	$2,834	$7
Commercial real estate	8,022	8,092	1,110	10,760	–
Construction	22,318	22,430	3,039	23,662	20
Home equity	626	648	299	411	–
Residential real estate	4,618	5,480	577	6,150	–
Lease financing	402	402	3	302	–
Consumer	–	–	–	12	–

Total:
Commercial	$5,761	$5,900	$1,133	$3,461	$31
Commercial real estate	12,102	12,792	1,110	14,651	37
Construction	25,521	25,633	3,039	27,046	20
Home equity	1,211	1,235	299	513	–
Residential real estate	5,897	7,404	577	7,541	–
Lease financing	542	658	3	556	2
Consumer	52	54	–	62	3

Total	$ 51,086	$ 53,676	$ 6,161	$ 53,830	$ 93

The following table presents the Company’s non-accrual loans, also included in impaired loans, at December 31, 2012 and 2011:

	2012	2011
(In thousands)
Commercial	$1,131	$2,029
Commercial real estate	1,537	1,340
Construction	910	3,058
Home equity	1,084	2,676
Residential real estate	175	2,204
Lease financing	–	18
Consumer	–	–
	$4,837	$11,325

BLUE VALLEY BAN CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2011 AND 2010

NOTE 3: LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

Included in certain loan categories in the impaired loans are loans designated as troubled debt restructurings and classified as impaired. At December 31, 2012, the Company had $1,044,000 of commercial loans, $2,058,000 of commercial real estate loans, $10,790,000 of construction loans, $3,450,000 of residential real estate loans and $233,000 of lease financing loans that were modified in troubled debt restructurings and classified as impaired.

As a result of adopting the amendments in ASU 2011-02, A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring, in 2011, the Company reassessed all restructurings for identification as troubled debt restructurings. The Company identified four loans restructured during 2011 fiscal year not originally classified as troubled debt restructurings totaling $1,066,000; however, these loans were properly classified as non-accrual impaired loans at the time of restructure and thus the allowance for loan losses was measured using the impairment measurement guidance. Accordingly, there was no change in the valuation of these loans.

During the years ended December 31, 2012 and December 31, 2011, the Company modified loans in troubled debt restructuring transactions and classified the loans as impaired. The modification of terms for the troubled debt restructuring transactions included renewals of existing loans to borrowers experiencing financial difficulties at below market rates, modification to interest-only terms or extension of the amortization period.

The following table presents loans restructured and classified as troubled debt restructurings by class during the years ended December 31, 2012 and 2011:

	December 31, 2012			December 31, 2011
(In thousands)	Number of Loans	Pre-Modification Outstanding Recorded Balance	Post-Modification Outstanding Recorded Balance	Number of Loans	Pre-Modification Outstanding Recorded Balance	Post-Modification Outstanding Recorded Balance
Commercial	1	$85	$85	6	$1,417	$1,408
Commercial real estate	–	–	–	5	3,498	3,498
Construction	–	–	–	3	3,724	3,724
Home equity	–	–	–	–	–	–
Residential real estate	1	371	371	–	–	–
Lease financing	–	–	–	–	–	–
Consumer	–	–	–	–	–	–
Total	2	$456	$456	14	$8,639	$8,630

The following table presents troubled debt restructurings modified within the past 12 months included above that are 90 days past due or are non-accrual as of December 31, 2012:

December 31, 2012
	Number of Loans	Recorded Balance
(In thousands)
Commercial	1	$79
Commercial real estate	–	–
Construction	–	–
Home equity	–	–
Residential real estate	–	–
Lease financing	–	–
Consumer	–	–
	1	$79

As of December 31, 2012, the Company had no commitments outstanding to borrowers with loans identified as troubled debt restructurings.

BLUE VALLEY BAN CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2011 AND 2010

NOTE 4: PREMISES AND EQUIPMENT
Major classifications of premises and equipment, stated at cost, are as follows:

	2012	2011

(In thousands)
Land	$5,154	$5,154
Buildings and improvements	15,984	15,898
Furniture and equipment	8,382	8,110
	29,520	29,162
Less accumulated depreciation	14,072	13,265

Total premises and equipment	$15,448	$15,897

NOTE 5: FORECLOSED ASSETS HELD FOR SALE
Activity in the allowance for losses on foreclosed assets was as follows:

	2012	2011	2010
(In thousands)
Balance, beginning of year	$2,985	$481	$166
Provision charged to expense	867	3,159	734
Charge offs, net of recoveries	(668)	(655)	(419)
Balance, end of year	$3,184	$2,985	$481

Expenses applicable to foreclosed assets at December 31 include the following:
	2012	2011	2010
(In thousands)
Net gains on sale of foreclosed assets	$(349)	$(555)	$(168)
Provision for losses	867	3,159	734
Operating expenses, net of rental income	1,361	1,921	1,656
	$1,879	$4,525	$2,222

BLUE VALLEY BAN CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2011 AND 2010

NOTE 6: CORE DEPOSIT INTANGIBLE ASSETS
The carrying basis and accumulated amortization of recognized intangible assets at December 31, 2012 and 2011 were:

	2012		2011
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
(In thousands)
Core Deposit Intangible	$1,000	$(821)	$1,000	$(679)

Amortization expense for the years ended December 31, 2012, 2011 and 2010 was $143,000, $143,000 and $219,000, respectively. Estimated amortization expense for the remainder of the amortization period is:

(In thousands)
2013	$143
2014	36

NOTE 7: DERIVATIVE INSTRUMENTS

The Company has commitments outstanding to extend credit on residential mortgages that have not closed prior to the end of the period. As the Company enters into commitments to originate these loans, it also enters into commitments to sell the loans in the secondary market on a best-efforts basis. The Company acquires such commitments to reduce interest rate risk on mortgage loans in the process of origination and mortgage loans held for sale. These commitments to originate or sell loans on a best efforts basis are considered derivative instruments under ASC 815. These statements require the Company to recognize all derivative instruments in the balance sheet and to measure those instruments at fair value. As a result of measuring the fair value of the commitments to originate loans, the Company recorded a decrease in other assets of $8,000, a decrease in other liabilities of $1,000 and a decrease in other income of $7,000 for the year ended December 31, 2012. For the year ended December 31, 2011, the Company recorded an increase in other assets of $7,000, a decrease in other liabilities of $8,000 and an increase in other income of $15,000.

Additionally, the Company has commitments to sell loans that have closed prior to the end of the period on a best efforts basis. Due to the mark to market adjustment on commitments to sell loans held for sale the Company recorded an increase in other assets of $84,000 and an increase in other income of $84,000 for the year ended December 31, 2012. For the year ended December 31, 2011, the Company recorded a decrease in other assets of $272,000 and a decrease in other income of $272,000.

At December 31, 2012 and 2011, total mortgage loans in the process of origination amounted to $1,577,000 and $1,410,000, respectively. At December 31, 2012 and 2011, related forward commitments to sell mortgage loans amounted to approximately $7,621,000 and $7,096,000, respectively.

The balance of derivative instruments related to commitments to originate and sell loans at December 31, 2012 and 2011, is disclosed in Note 20, Disclosures about Fair Value of Assets and Liabilities.

BLUE VALLEY BAN CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2011 AND 2010

NOTE 8: INTEREST-BEARING DEPOSITS

Interest-bearing time deposits in denominations of $100,000 or more were $66,840,000 on December 31, 2012 and $86,351,000 on December 31, 2011. The Company acquires brokered deposits in the normal course of business. At December 31, 2012 and 2011, brokered deposits of $27,236,000 and $34,544,000, respectively, were included in the Company’s time deposit balance. Of the $27,236,000 in brokered deposits, $17,106,000 represented customer funds placed into the Certificate of Deposit Account Registry Service (“CDARS”). The Bank is a member of the CDARS service which effectively allows depositors to receive FDIC insurance on amounts greater than the FDIC insurance limit, which is currently $250,000. CDARS allows the Bank to break large deposits into smaller amounts and place them in a network of other CDARS institutions to ensure that full FDIC insurance coverage is gained on the entire deposit. Although classified as brokered deposits for regulatory purposes, funds placed through the CDARS program are Bank customer relationships that management views as core funding.

At December 31, 2012, the scheduled maturities of time deposits are as follows:

(In thousands)
2013	81,516
2014	18,481
2015	18,529
2016	10,345
2017	4,920
Thereafter	1,345

$135,136

NOTE 9: OPERATING LEASES
Blue Valley Building Corp. leases office space to others under noncancellable operating leases expiring in various years through 2015. Minimum future rent receivable under noncancellable operating leases at December 31, 2012 was as follows:

(In thousands)
2013	$344
2014	96
2015	8

$448

Consolidated rental and operating lease expenses incurred for space the Company leases from others were $0, $11,000 and $14,000 in 2012, 2011 and 2010, respectively. The Company terminated the lease for space rented from others on September 30, 2011.

BLUE VALLEY BAN CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2011 AND 2010

NOTE 10: SHORT TERM DEBT

The Company has a line of credit with the Federal Home Loan Bank of Topeka (FHLB) which is collateralized by various assets including mortgage-backed loans and available-for-sale securities. At December 31, 2012 and 2011, there was no outstanding balance on the line of credit. The variable interest rate was 0.23% on December 31, 2012 and 0.26% on December 31, 2011. At December 31, 2012 approximately $2,467,000 was available. Advances are made at the discretion of the Federal Home Loan Bank of Topeka.

The Company also has a line of credit with the Federal Reserve Bank of Kansas City which is collateralized by various assets, including commercial and commercial real estate loans. At December 31, 2012 and 2011, there was no outstanding balance on the line of credit. The line of credit has a variable interest rate of federal funds rate plus 75 basis points and at December 31, 2012 approximately $37,510,000 was available. Advances are made at the discretion of the Federal Reserve Bank of Kansas City.

NOTE 11: LONG TERM DEBT
Long-term debt at December 31, 2012 and 2011 consisted of the following components:

	2012	2011
(In thousands)
FHLBank advances (A)	$82,500	$82,500
Less: Deferred prepayment penalty on modification of FHLB advances	(977)	(1,654)
Net FHLBank advances	81,523	80,846
Subordinated Debentures – BVBC Capital Trust II (B)	7,732	7,732
Subordinated Debentures – BVBC Capital Trust III (C)	11,856	11,856

Total long-term debt	$101,111	$100,434
(A)
Due in 2013, 2014, 2015, 2016 and 2018; collateralized by various assets including mortgage-backed loans and available-for-sale securities totaling $159,011,000 at December 31, 2012. Advances, at interest rates from 0.37% to 4.26% are subject to restrictions or penalties in the event of prepayment. FHLB advance availability is determined quarterly and at December 31, 2012, approximately $2,467,000 was available. Advances are made at the discretion of the FHLBank Topeka.

In the third quarter of 2010, the Company repaid $42,500,000 of FHLB advances by rolling the net present value of the repaid advances into the funding cost of $42,500,000 of new advances. A $2,569,000 modification fee was associated with the pay-off of the original FHLB advances which is amortized as an adjustment of interest expense over the remaining term of the new FHLB advances using the straight line method. The unamortized modification fee at December 31, 2012 was approximately $977,000. This transaction reduced the effective interest rate, as well as modified the maturity date on these borrowings.

(B)	Due in 2033; interest only at three month LIBOR + 3.25% (3.56% at December 31, 2012 and 3.68% at December 31, 2011) due quarterly; fully and unconditionally guaranteed by the Company on a subordinated basis to the extent that the funds are held by the Trust. BVBC Capital Trust II issued and sold $7,500,000 in Capital Securities to third parties and $232,000 of Common Securities to the Company. As of 2008, the Company may prepay the subordinated debentures, in whole or in part, at their face value plus accrued interest.

(C)	Due in 2035; interest only at three month LIBOR + 1.60% (1.91% at December 31, 2012 and 2.18% at December 31, 2011) due quarterly; fully and unconditionally guaranteed by the Company on a subordinated basis to the extent that the funds are held by the Trust. BVBC Capital Trust III issued and sold $11,500,000 in Preferred Securities to third parties and $356,000 in Common Securities to the Company. Subordinated to the trust preferred securities (B) due in 2033. As of 2010, the Company may prepay the subordinated debentures, in whole or in part, at their face value plus accrued interest

BLUE VALLEY BAN CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2011 AND 2010

NOTE 11: LONG TERM DEBT (Continued)

At the request of the Federal Reserve Bank of Kansas City, quarterly payments are being deferred on the Company’s outstanding trust preferred securities. Under the governing documents of the BVBC Capital Trust II and III, the quarterly payments since April 24, 2009 for BVBC Capital Trust II and March 31, 2009 for BVBC Capital Trust III were deferred. The Company has the right to declare such a deferral for up to 20 consecutive quarterly periods and deferral may only be declared as long as the Company is not then in default under the provisions of the Amended and Restated Trust Agreement. During the deferral period, interest on the indebtedness continues to accrue and the unpaid interest is compounded. For BVBC Capital Trust III, the Company must also accrue additional interest that is equal to the three month LIBOR rate plus 1.60% during the deferral period. All accrued interest and compounded interest must be paid at the end of the deferral period.

For both BVBC Capital Trust II and BVBC Capital Trust III, as long as the deferral period continues, the Company is prohibited from: (i) declaring or paying any dividend on any of its capital stock, which would include both its common stock and the outstanding preferred stock issued to the United States Department of Treasury (the “Treasury”), or (ii) making any payment on any debt security that is ranked pari passu with the debt securities issued by the respective trusts. Because the Preferred Shares issued under the U.S. Treasury’s Capital Purchase Plan (the “CPP”) are subordinate to the trust preferred securities, the Company will be restricted from paying dividends on these Preferred Shares until such time as all trust preferred dividends have been brought current. See Note 13, Regulatory Matters for additional information.

Aggregate annual maturities of long-term debt at December 31, 2012 are as follows:

(In thousands)
2013	$20,000
2014	7,500
2015	20,000
2016	10,000
2017	-
Thereafter	44,588
102,088
Less:Deferred prepayment penalty on modification of FHLB advances	(977)
$101,111

NOTE 12: INCOME TAXES
The provision for income taxes consists of the following:

	2012	2011	2010
(In thousands)
Taxes currently (refundable) payable	$–	$–	$–
Deferred income taxes	(150)	9,823	(1,561)

	$(150)	$9,823	$(1,561)

The Company has unused Federal net operating loss carryforwards of $23,911,000, which expire starting in 2029. The Company has unused Kansas Privilege Tax net operating loss carryforwrds of $34,107,000 which expire between 2018 and 2022.

BLUE VALLEY BAN CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2011 AND 2010

NOTE 12: INCOME TAXES (Continued)

A reconciliation of income tax expense at the statutory rate to the Company’s actual income tax expense is shown below:

	2012	2011	2010
(In thousands)
Computed at the statutory rate (34%)	$40	$(2,040)	$(1,463)
Increase (decrease) resulting from:
Tax-exempt interest	(87)	(50)	(5)
State income taxes	77	(20)	124
Changes in the deferred tax asset valuation allowance	(200)	12,600	–
Other	20	(667)	(217)

Actual tax provision	$(150)	$9,823	$(1,561)

The tax effects of temporary differences related to deferred taxes shown on the December 31, 2012 and 2011 consolidated balance sheets are as follows:
	2012	2011
(In thousands)
Deferred tax assets:
Allowance for loan losses	$3,351	$4,880
Net Operating Loss from Blue Valley Ban Corp. and subsidiary	9,153	7,733
Deferred compensation	80	123
Offering costs	180	190
Non-accrual loan interest	46	59
Other real estate owned reserve	1,178	1,215
Other	639	516
	14,627	14,716
Deferred tax liabilities:
Accumulated depreciation	(253)	(321
FHLB stock basis	(557)	(511)
Accumulated appreciation on available-for-sale securities	(29)	(89)
Prepaid intangibles	(177)	(185)
Core Deposit Intangible related to Unison Bancorp Inc. and subsidiary acquisition	(45)	(90)
Other	(9)	(9)
	(1,070)	(1,205)

Net deferred tax asset before valuation allowance	13,557	13,511
Valuation allowance:
Beginning balance	(12,600)	–
(Increase) decrease during the period	164	(12,600)
Ending balance	(12,436)	(12,600)
Net deferred tax asset	$1,121	$911

BLUE VALLEY BAN CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2011 AND 2010

NOTE 13: REGULATORY MATTERS

The Company and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Furthermore, the Company’s regulators could require adjustments to regulatory capital not reflected in these consolidated financial statements.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital to average assets (as defined). As of December 31, 2012 and 2011, the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2012, the Bank had capital in excess of regulatory requirements for a well-capitalized institution. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since December 31, 2012 that management believes have changed the Bank’s position.

BLUE VALLEY BAN CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2011 AND 2010

NOTE 13: REGULATORY MATTERS (Continued)

The Company and the Bank’s actual capital amounts and ratios are also presented in the table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
(In thousands)
December 31, 2012:
Total Capital (to Risk Weighted Assets)
Consolidated	$65,441	12.01%	$43,588	8.00%	N/A
Bank Only	$72,542	13.33%	$43,539	8.00%	$54,424	10.00%

Tier 1 Capital (to Risk Weighted Assets)
Consolidated	$52,851	9.70%	$21,794	4.00%	N/A
Bank Only	$65,702	12.07%	$21,769	4.00%	$32,654	6.00%

Tier 1 Capital (to Average Assets)
Consolidated	$52,851	8.10%	$26,084	4.00%	N/A
Bank Only	$65,702	10.08%	$26,060	4.00%	$32,574	5.00%

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
(In thousands)
December 31, 2011:
Total Capital (to Risk Weighted Assets)
Consolidated	$65,917	12.08%	$43,640	8.00%	N/A
Bank Only	$70,736	12.98%	$43,587	8.00%	$54,484	10.00%

Tier 1 Capital (to Risk Weighted Assets)
Consolidated	$53,455	9.80%	$21,820	4.00%	N/A
Bank Only	$63,838	11.72%	$21,794	4.00%	$32,691	6.00%

Tier 1 Capital (to Average Assets)
Consolidated	$53,455	8.04%	$26,609	4.00%	N/A
Bank Only	$63,838	9.61%	$26,571	4.00%	$33,214	5.00%

The Company and Bank are subject to certain restrictions on the amounts of dividends that it may declare without prior regulatory approval. At December 31, 2012, any dividend declaration would require regulatory approval.

BLUE VALLEY BAN CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2011 AND 2010

NOTE 13: REGULATORY MATTERS (Continued)

Preferred Stock and Warrants

On December 5, 2008, the Company issued and sold to the United States Department of Treasury (the “Treasury”) 21,750 shares of Fixed Rate Cumulative Perpetual Preferred Stock (the “Preferred Shares”), along with a ten year warrant to purchase 111,083 shares of the Company’s common stock for $29.37 per share, for a total cash price of $21,750,000 (the “Transaction”). The Preferred Shares have a liquidation preference of $1,000 per share. The Transaction occurred pursuant to, and is governed by the U.S. Treasury’s Capital Purchase Plan (the “CPP”), which was designed to attract broad participation by institutions, to stabilize the financial system, and to increase lending for the benefit of the U.S. economy. In connection with the transaction, the Company entered into a letter agreement with the Treasury which includes a Securities Purchase Agreement-Standard Terms (the “SPA”). The Preferred Shares carry a 5% per year cumulative preferred dividend rate, payable quarterly. The dividend rate increases to 9% after five years. Dividends compound if they accrue and are not paid. During the first three years after the transaction, the Company may not redeem the Preferred Shares except in conjunction with a qualified equity offering meeting certain requirements. During the time that the Preferred Shares are outstanding, a number of restrictions apply to the Company, including, among others:

•	The Preferred Shares have a senior rank. The Company is not free to issue other preferred stock that is senior to the Preferred Shares.
•
Until the third anniversary of the sale of the Preferred Shares, unless the Preferred Shares have been redeemed in whole or the Treasury has transferred all of the shares to a non-affiliated third party, the Company may not declare or pay a common stock dividend in an amount greater than the amount of the last quarterly cash dividend per share declared prior to October 14, 2008, or repurchase common stock or other equity shares (subject to certain limited exceptions) without the Treasury’s approval.

•
If the Company were to pay a cash dividend in the future, any such dividend would have to be discontinued if a Preferred Share dividend were missed. Thereafter, dividends on common stock could be resumed only if all Preferred Share dividends in arrears were paid. Similar restrictions apply to the Company’s ability to repurchase common stock if Preferred Share dividends are missed.

•
Failure to pay the Preferred Share dividend is not an event of default. However, a failure to pay a total of six Preferred Share dividends, whether or not consecutive, gives the holders of the Preferred Shares the right to elect two directors to the Company’s Board of Directors. That right would continue until the Company pays all dividends in arrears.

•
In conformity with requirements of the SPA and Section 111(b) of the Emergency Economic Stabilization Act of 2008 (the “EESA”), the Company and its subsidiary, Bank of Blue Valley, and each of its senior executive officers agreed to limit certain compensation, bonus, incentive and other benefits plans, arrangements, and policies with respect to the senior executive officers during the period that the Treasury owns any debt or equity securities acquired in connection with the Transaction. The applicable senior executive officers have entered into letter agreements with the Company consenting to the foregoing and have executed a waiver voluntarily waiving any claim against the Treasury or the Company for any changes to such senior executive officer’s compensation or benefits that are required to comply with Section 111(b) of EESA.

The Company’s preferred stock qualifies as Tier 1 capital in accordance with regulatory capital requirements.

BLUE VALLEY BAN CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2011 AND 2010

NOTE 13: REGULATORY MATTERS (Continued)

The Warrant is exercisable immediately and expires in ten years. The Warrant has anti-dilution protections and certain other protections for the holder, as well as potential registration rights upon written request from the Treasury. If requested by the Treasury, the Warrant (and the underlying common stock) may need to be listed on a national securities exchange. The Treasury has agreed not to exercise voting rights with respect to common shares it may acquire upon exercise of the Warrant. If the Preferred Shares are redeemed in whole, the Company has the right to purchase any common shares held by the Treasury at their fair market value at that time.

The Board of Directors of Blue Valley Ban Corp. and its wholly owned subsidiary, Bank of Blue Valley, entered into a written agreement with the Federal Reserve Bank of Kansas City as of November 4, 2009. This agreement was a result of a regulatory examination that was completed in May 2009, and relates primarily to the Bank’s asset quality. Under the terms of the agreement, the Company and the Bank agreed, among other things, to submit an enhanced written plan to strengthen credit risk management practices and improve the Bank’s position on the past due loans, classified loans, and other real estate owned; review and revise its allowance for loan and lease loss methodology and maintain an adequate allowance for loan loss; maintain sufficient capital at the Company and Bank level; and improve the Bank’s earnings and overall condition. The Company and Bank have also agreed not to increase or guarantee any debt, purchase or redeem any shares of stock or declare or pay any dividends without prior written approval from the Federal Reserve Bank.

As a result of the improved financial condition of the Company and the Bank, satisfactory risk management processes and senior management oversight, and full compliance with all actionable provisions of the Agreement, the Federal Reserve Bank of Kansas City terminated the Agreement effective January 11, 2013. In order to maintain the financial soundness of the Company and the Bank, among other things, the Company and the Bank will continue to work on improvement of asset quality, maintaining an adequate allowance for loan losses, maintaining adequate capital, improving earnings, and not declaring or paying any dividends or increasing or guaranteeing any debt without prior written approval from the Federal Reserve Bank and the OSBC.

At the request of the Federal Reserve Bank of Kansas City, the Company notified the Treasury of its intention to defer the quarterly dividend payments on the Preferred Shares due to the Treasury since May 15, 2009. As part of the Capital Purchase Plan, the Company entered into a letter agreement with the Treasury on December 5, 2008, which includes a Securities Purchase Agreement-Standard Terms. As part of the agreement, dividends compound if they accrue and are not paid. Failure by the Company to pay the Preferred Share dividend is not an event of default. However, a failure to pay a total of six Preferred Share dividends, whether or not consecutive, gives the holders of the Preferred Shares the right to elect two directors to the Company’s Board of Directors. That right would continue until the Company pays all dividends in arrears. As of December 31, 2012, the Company has deferred fifteen dividend payments. In 2012, the Treasury elected one director to serve on the Company’s Board of Directors. The Company has accrued for the dividends and interest and has every intention to bring the obligation current as soon as permitted. As of December 31, 2012, the Company had accrued $4,483,000 for the dividends and interest on outstanding Preferred Shares.

On December 18, 2012 the U.S. Treasury Department Office of Public Affairs issued a press release that stated that the Treasury will continue to conduct periodic, individual auctions of its Capital Purchase Program preferred stock and subordinated debt positions (the “CPP Securities”). According to the press release, the next auctions will include another 53 of the 218 remaining institutions in this program beginning as early as late January, 2013. The Company was listed among the 53 named. However, to date, no notification has been received by the Company that its securities are being included in the next individual or pooled auction.

BLUE VALLEY BAN CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2011 AND 2010

NOTE 14: TRANSACTIONS WITH RELATED PARTIES
At December 31, 2012 and 2011, the Company had loans outstanding to executive officers, directors and to companies in which the Company’s and Bank’s executive officers or directors were principal owners, in the amount of $13,632,000 and $12,967,000, respectively. Annual activity consisted of the following:

	2012	2011
(In thousands)
Balance, beginning of year	$12,967	$20,549
New loans and advances	4,060	7,191
Repayments and reclassifications	(3,395)	(14,773)

Balance, end of year	$13,632	$12,967

In management’s opinion, such loans and other extensions of credit and deposits were made in the ordinary course of business and were made on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons. Further, in management’s opinion, when originated these loans did not involve more than the normal risk of collectability or present other unfavorable features.

Deposits from executive officers and directors held by the Company at December 31, 2012, and 2011 totaled $5,119,000 and $4,514,000, respectively.

NOTE 15: PROFIT SHARING AND 401(K) PLANS

The Company’s profit sharing and 401(k) plans cover substantially all employees. Contributions to the profit sharing plan are determined annually by the Board of Directors, and participant interests are vested over a five-year period. The Company did not make a contribution to the profit sharing plan during 2012, 2011 and 2010. The Company’s 401(k) plan permits participants to make contributions by salary reduction, based on which the Company matches 100% of the first 3% of the employee’s contribution plus 50% of the next 2% of compensation contributed by the employee. The Company’s matching contributions to the 401(k) plan are vested immediately. The Company’s matching contributions charged to expense for 2012, 2011 and 2010 were $234,000, $255,000 and $282,000, respectively.

NOTE 16: EQUITY INCENTIVE COMPENSATION

The Company has an Equity Incentive Plan (the “Plan”) which allows the Company to issue equity incentive compensation awards to its employees and directors in the forms of stock options, restricted shares or deferred share units.

Under the fixed option provisions of the Plan, the Company may grant options for shares of common stock that vest two years from the date of grant to its employees. At December 31, 2012, the Company had 102,184 shares available to be granted (options granted prior to 1998 were subject to an earlier plan with similar terms). The exercise price of each option is intended to equal the fair value of the Company’s stock on the date of grant, and maximum terms are 10 years.

BLUE VALLEY BAN CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2011 AND 2010

NOTE 16: EQUITY INCENTIVE COMPENSATION (Continued)

During 2012, 2011 and 2010, the Company granted no stock options, but did grant 55,155, 40,666 and 29,640 shares of restricted common stock, respectively. Restricted stock grants to the President of the Company vest immediately at such time when the United States Department of Treasury no longer holds any equity securities of the Company acquired through the TARP Capital Purchase Program. Other 2012 recipients of the restricted stock grant who are employees vested immediately. 2011 and 2010 recipients of the restricted stock grant who are employees fully vest in the stock after three years from the date of the grant. Recipients of the restricted stock grant who are directors vested immediately in 2012, 2011 and 2010. The non-vested shares were 30,730, 40,529, and 49,308 as of

December 31, 2012, 2011 and 2010, respectively. The cost basis of the restricted shares granted which is equal to the fair value of the Company’s stock on the date of grant, will be amortized to compensation expense ratably over the applicable vesting period. Expenses associated with restricted stock grants were $272,000, $300,000, and 608,000 for 2012, 2011 and 2010, respectively. The amount of unrecognized compensation costs was $97,000, $127,000, and $264,000 as of December 31, 2012, 2011, and 2010, respectively. During 2012, 2011 and 2010, 0, 7,437 and 7,454 shares of restricted stock were forfeited, respectively.

A summary of the status of option shares under the plan at December 31, 2012, 2011 and 2010, and changes during the years then ended, is presented below:

	2012		2011		2010
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price

Outstanding, beginning of year	10,575	$25.00	24,375	$22.07	33,875	$20.51
Exercised	–	–	–	–	–	–
Forfeited	10,575	25.00	13,800	19.82	9,500	16.50
Outstanding, end of year	0	$0.00	10,575	$25.00	24,375	$22.07

Intrinsic value of shares exercised	$–		$–		$–

Options exercisable, end of year	0	$0.00	10,575	$25.00	24,375	$22.07

There were no options outstanding and exercisable as of December 31, 2012.

NOTE 17: EMPLOYEE STOCK PURCHASE PLAN
The 2004 Blue Valley Ban Corp. employee stock purchase plan (“ESPP”) provides the right to subscribe to 100,000 shares of common stock to substantially all employees of the Company and subsidiaries, except those who are 5% or greater shareholders of the Company. The purchase price for shares under the plan is determined by the Company’s Board of Directors (or a designated Committee thereof) and was set to 85% of the market price on either the grant date or the offering date, whichever is lower, for the plan year beginning in February 2004. Expense associated with the plan recognized in 2012, 2011 and 2010 was approximately $3,000, $4,000 and $3,000, respectively. Information about employee stock purchase plan activity as of December 31, 2012, 2011 and 2010 is set forth in the following table.

Plan year ending January	Employee Stock Purchase Plan Activity Shares purchased	Purchase Price
2012	6,508	$3.49
2011	2,628	$6.80
2010	3,465	$8.71

BLUE VALLEY BAN CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2011 AND 2010

NOTE 18: OTHER INCOME/EXPENSE
Other income consists of the following:

	2012	2011	2010
(In thousands)
Rental income	$556	$378	$264
Realized gain on foreclosed assets	521	578	434
Other income	458	28	447

Total	$1,535	$984	$1,145

Other operating expenses consist of the following:

	2012	2011	2010
(In thousands)
FDIC assessments	$1,324	$1,509	$2,076
Professional fees	1,383	1,237	1,520
Data processing	1,104	1,110	1,278
ATM and network fees	745	758	743
Loan processing fees	194	283	308
Other expense	2,756	2,954	2,625

Total	$7,506	$7,851	$8,550

NOTE 19: FAIR VALUE OPTION
The Company elected to adopt The Fair Value Option for Financial Assets and Financial Liabilities – including an Amendment of FASB Statement No. 115, which was subsequently incorporated into FASB Accounting Standards Codification in Topic 825, for mortgage loans held for sale originated after April 1, 2009. This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. An entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings at each reporting date.

In accordance with Topic 825, the Company has elected to measure loans held for sale at fair value. Loans held for sale is made up entirely of mortgage loans held for immediate sale in the secondary market with servicing release. These loans are sold prior to origination at a contracted price to an outside investor on a best efforts basis and remain on the Company’s balance sheet for a short period of time (typically 30 to 60 days). It is management’s opinion given the short-term nature of these loans, that fair value provides a reasonable measure of the economic value of these assets. In addition, carrying such loans at fair value eliminates some measure of volatility created by the timing of sales proceeds from outside investors, which typically occur in the month following origination.

The differences between the aggregate fair value and the aggregate unpaid principal balance of loans held for sale were gains of $32,000 at December 31, 2012 and $34,000 at December 31, 2011 and a loss of $144,000 at December 31, 2010. Losses from fair value changes included in loans held for sale fee income were $2,000 and $33,000 for the years ended December 31, 2012 and 2010, respectively, and income from fair value changes included in loans held for sale fee income was $178,000 for the year ended December 31, 2011. Interest income on loans held for sale is included in interest and fees on loan in the Company’s consolidated statement of operations. See Note 20 for additional disclosures regarding fair value of mortgage loans held for sale.

BLUE VALLEY BAN CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2011 AND 2010

NOTE 20: DISCLOSURES ABOUT FAIR VALUE OF ASSETS AND LIABILITIES

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities
Level 2
Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Recurring Measurements

The following table presents the fair value measurements of assets and liabilities recognized in the Company’s condensed consolidated balance sheet and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2012 and 2011:

	Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
(In thousands)
December 31, 2012:
Assets:
Available-for-sale securities:
U.S. Government sponsored agencies	$63,148	$–	$63,148	$–
State and political subdivision securities	14,074	–	14,074	–
Equity and other securities	623	623	–	–
Mortgage loans held for sale	7,621	–	7,621	–
Commitments to originate loans	–	–	–	–
Forward sales commitments	184	–	–	184
Total assets	$85,650	$623	$84,843	$184
Liabilities:
Commitments to originate loans	$–	$–	$–	$–
Forward sales commitments	1	–	–	1
Total liabilities	$1	$–	$–	$1

December 31, 2011:
Assets:
Available-for-sale securities:
U.S. Government sponsored agencies	$61,171	$–	$61,171	$–
Equity and other securities	619	619	–	–
Mortgage loans held for sale	5,686	–	5,686	–
Commitments to originate loans	8	–	–	8
Forward sales commitments	100	–	–	100
Total assets	$67,584	$619	$66,857	$108
Liabilities:
Commitments to originate loans	$1	$–	$–	$1
Forward sales commitments	–	–	–	–
Total liabilities	$1	$–	$–	$1

BLUE VALLEY BAN CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2011 AND 2010

NOTE 20: DISCLOSURES ABOUT FAIR VALUE OF ASSETS AND LIABILITIES (Continued)

Following is a description of the valuation methodologies and inputs used for assets and liabilities measured at fair value on a recurring basis and recognized in the Company’s consolidated balance sheets, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy.

Available-for-Sale Securities

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available, then fair values are estimated by using quoted prices of securities with similar characteristics or independent asset pricing services and pricing models, the inputs of which are market-based or independently sourced market parameters, including, but not limited to, yield curves, interest rates, volatilities, prepayments, defaults, cumulative loss projections and cash flows. Such securities are classified in Level 2 of the valuation hierarchy. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy.

Mortgage Loans Held for Sale

Mortgage loans held for sale are valued using market prices for loans with similar characteristics. This measurement is classified as Level 2 within the hierarchy.

Commitments to Originate Loans and Forward Sales Commitments

The fair value of commitments to originate loans and the fair value of forward sales commitments are estimated using a valuation model which considers differences between quoted prices for loans with similar characteristics in the secondary market and the committed rates. The valuation model includes assumptions which adjust the price for the likelihood that the commitment will ultimately result in a closed loan. These measurements are significant unobservable inputs and are classified as Level 3 within the hierarchy.

Level 3 Reconciliation

The following table is a reconciliation of the beginning and ending balances of recurring fair value measurements recognized in the Company’s consolidated balance sheets using significant unobservable (Level 3) inputs:
	Commitments to Originate Loans	Forward Sales Commitments

(In thousands)
Balance as of December 31, 2011	$7	$100
Total realized and unrealized gains (losses):
Included in net income (loss)	(7)	83

Balance as of December 31, 2012	$–	$183

Balance as of December 31, 2010	$(8)	$372
Total realized and unrealized gains (losses):
Included in net income (loss)	15	(272)

Balance as of December 31, 2011	$7	$100

BLUE VALLEY BAN CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2011 AND 2010

NOTE 20: DISCLOSURES ABOUT FAIR VALUE OF ASSETS AND LIABILITIES (Continued)

Realized and unrealized gains and losses for items reflected in the table above are included in other income in the consolidated statement of operations.

Nonrecurring Measurements

The following table presents the fair value measurements at December 31, 2012 and 2011 of assets and liabilities measured at fair value on a non-recurring basis during the respective year:

	Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
(In thousands)
December 31, 2012:
Impaired loans, net of reserves	$5,480	$–	$–	$5,480
Foreclosed assets held for sale, net	17,894	–	–	17,894
	$23,374	$–	$–	$23,374
December 31, 2011:
Impaired loans, net of reserves	$21,139	$–	$–	$21,139
Foreclosed assets held for sale, net	12,826	–	–	12,826
	$33,965	$–	$–	$33,965

The following is a description of the valuation methodologies and inputs used for assets measured at fair value on a nonrecurring basis and recognized in the accompanying balance sheet, as well as the general classification of such assets pursuant to the valuation hierarchy. For assets classified within Level 3 of the fair value hierarchy, the process used to develop the reported fair value is described below.

Impaired Loans (Collateral Dependent)

Loans for which it is probable that the Company will not collect all principal and interest due according to the contractual terms are measured for impairment. Allowable methods for determining the amount of impairment include estimating fair value using the fair value of the collateral for collateral dependent loans.

If the impaired loan is identified as collateral dependent, then the fair value method of measuring the amount of impairment is utilized. This method requires obtaining an appraisal or other assessment of value of the collateral at least annually and applying a discount factor to the value for estimated costs to sell, convert, collect or redeem the collateral. Impaired loans that are collateral dependent are classified within Level 3 of the fair value hierarchy when impairment is determined using the fair value method.

Foreclosed Assets Held for Sale

Foreclosed assets held for sale are carried at the fair value less costs to sell at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed at least annually and the assets are recorded at the lower of carrying amount or fair value less cost to sell.

BLUE VALLEY BAN CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2011 AND 2010

NOTE 20: DISCLOSURES ABOUT FAIR VALUE OF ASSETS AND LIABILITIES (Continued)

Unobservable (Level 3) Inputs

The following table presents quantitative information about unobservable inputs used in recurring and nonrecurring Level 3 fair value measurements.

	Fair Value at 12/31/12	Valuation Technique	Unobservable Inputs	Range (Weighted Average)
Commitments to Originate Loans	$–	Market comparable prices	Quoted prices for similar loans Estimated Customer Fallout Rate	NA
Forward Sales Commitments	$183	Market comparable prices	Quoted prices for similar loans	2.75%-3.375% (3.17%)
Collateral-dependent impaired loans	$5,480	Market comparable properties	Quoted prices for similar loans	9.00%-80.00% (18.00%)
Foreclosed assets held for Sale, net	$17,894	Market comparable properties	Comparability adjustments (%)	Not available

Sensitivity of Significant Unobservable Inputs
The following is a discussion of the sensitivity of significant unobservable inputs, the interrelationships between those inputs and other unobservable inputs used in recurring fair value measurement and of how those inputs might magnify or mitigate the effect of changes in the unobservable inputs on the fair value measurement.

Commitments to Originate Loans

The significant unobservable inputs used in the fair value measurement of the Company’s commitments to originate loans are the discount rate and estimated customer fallout rate. Significant increases (decreases) in any of those inputs in isolation would result in a significantly lower (higher) fair value measurement. Generally, changes in either of those inputs will not affect the other input.

Forward Sales Commitments
The significant unobservable input used in the fair value measurement of the Company’s forward sales commitment is the discount rate. Significant increases (decreases) in this input would result in a significantly lower (higher) fair value measurement.

BLUE VALLEY BAN CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2011 AND 2010

NOTE 20: DISCLOSURES ABOUT FAIR VALUE OF ASSETS AND LIABILITIES (Continued)

Fair Value of Financial Instruments

The following table presents estimated fair values of the Company’s financial instruments not previously disclosed at December 31, 2012 and 2011.

	2012		2011
(In thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents (Level 1)	$101,077	$101,077	$99,899	$99,899
Loans, net of allowance for loan losses (Level 3)	406,614	408,041	425,654	428,698
Federal Home Loan Bank stock, Federal Reserve Bank stock, and other securities (Level 3)	7,540	7,540	7,369	7,369
Interest receivable (Level 3)	1,529	1,529	1,573	1,573

Financial liabilities:
Deposits (Level 3)	484,466	487,059	490,413	492,688
Securities sold under agreement to repurchase and other interest-bearing liabilities (Level 3)	21,668	21,668	15,372	15,372
Long-term debt (Level 3)	101,111	95,216	100,434	94,411
Interest payable (Level 3)	4,166	4,166	3,228	3,228

Unrecognized financial instruments (net of amortization):
Commitments to extend credit (Level 3)	–	–	–	–
Letters of credit (Level 3)	–	–	–	–
Lines of credit (Level 3)	–	–	–	–

The following methods and assumptions were used to estimate the fair value of all other financial instruments recognized in the accompanying consolidated balance sheets at amounts other than fair value.

Cash and Cash Equivalents

For these short-term instruments, the carrying amount approximates fair value.

Loans

The fair value of loans is estimated by discounting the future cash flows using the market rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Loans with similar characteristics were aggregated for purposes of the calculations. The carrying amount of accrued interest approximates its fair value.

Federal Home Loan Bank Stock, Federal Reserve Bank Stock and other securities

The carrying amounts for these securities approximate their fair value.

Deposits

Deposits include demand deposits, savings accounts, NOW accounts and certain money market deposits. The carrying amount of these deposits approximates fair value. The fair value of fixed maturity time deposits is estimated using a discounted cash flow calculation that applies the rates currently offered for deposits of similar remaining maturities. The carrying amount of accrued interest payable approximates its fair value.

BLUE VALLEY BAN CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2011 AND 2010

NOTE 20: DISCLOSURES ABOUT FAIR VALUE OF ASSETS AND LIABILITIES (Continued)

Securities Sold Under Agreement to Repurchase and Other Interest-Bearing Liabilities

For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

Long-Term Debt

Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate the fair value of existing debt. Fair value of long-term debt is based on quoted market prices or dealer prices for the identical liability when traded as an asset in an active market. If a quoted market price is not available, an expected present value technique is used to estimate fair value.

Commitments to Extend Credit, Letters of Credit and Lines of Credit

The fair value of commitments to originate loans is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit and lines of credit are based on fees currently charged for similar agreements or on the estimated cost to terminate or otherwise settle the obligations with the counterparties at the reporting date.

BLUE VALLEY BAN CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2011 AND 2010

NOTE 21: COMMITMENTS, CREDIT RISKS AND CURRENT ECONOMIC CONDITIONS

The Company extends credit for commercial real estate mortgages, residential mortgages, working capital financing and consumer loans to businesses and residents principally in southern Johnson County. The Bank also purchases indirect leases from various leasing companies throughout Kansas and Missouri.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require a payment of a fee. Since a portion of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer’s creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management’s credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate. At December 31, 2012 and 2011, the Company had outstanding commitments to originate loans aggregating approximately $28,268,000 and $22,744,000, respectively. The commitments extend over varying periods of time with the majority being disbursed within a one-year period.

Mortgage loans in the process of origination represent amounts that the Company plans to fund within a normal period of 60 to 90 days and which are intended for sale to investors in the secondary market. Total mortgage loans in the process of origination amounted to $1,577,000 and $1,410,000 at December 31, 2012 and 2011, respectively. Mortgage loans in the process of origination represent commitments to originate loans at both fixed and variable rates. Mortgage loans held for sale amounted to $7,621,000 and $5,686,000 at December 31, 2012 and 2011, respectively.

Forward commitments to sell mortgage loans are obligations to sell loans at a specified price on or before a specified future date. These commitments are acquired to reduce market risk on mortgage loans in the process of origination and mortgage loans held for sale since the Company is exposed to interest rate risk during the period between issuing a loan commitment and the sale of the loan into the secondary market. Related forward commitments to sell mortgage loans amounted to approximately $7,621,000 and $7,096,000 at December 31, 2012 and 2011, respectively.

Letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Financial standby letters of credit are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. The Company had total outstanding letters of credit amounting to $889,000 and $853,000 at December 31, 2012 and 2011, respectively, with terms ranging from one year to three years with the majority expiring in one year.

Lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Lines of credit generally have fixed expiration dates. Since a portion of the line may expire without being drawn upon, the total unused lines do not necessarily represent future cash requirements. Each customer’s creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management’s credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate. Management uses the same credit policies in granting lines of credit as it does for on-balance sheet instruments. At December 31, 2012, the Company had unused lines of credit to borrowers aggregating approximately $146,913,000 for commercial, commercial real estate and construction lines and $33,570,000 for open-end consumer lines of credit. At December 31, 2011, the Company had unused lines of credit to borrowers aggregating approximately $141,238,000 for commercial, commercial real estate and construction lines and $38,446,000 for open-end consumer lines of credit.

BLUE VALLEY BAN CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2011 AND 2010

NOTE 21: COMMITMENTS, CREDIT RISKS AND CURRENT ECONOMIC CONDITIONS (Continued)

The Bank is subject to possible future repurchase and indemnification demands for future losses realized by investors for alleged breaches of representations and warranties on mortgage loans previously sold to investors. The financial services industry has been materially and adversely impacted by a prolonged period of negative economic conditions, including but not limited to high levels of unemployment, declines in asset values, as well as delinquencies and defaults on loans. These defaults on loans include possible “strategic defaults” which are characterized by borrowers that appear to have the financial means to meet the debt service requirements of their loans, however, elect not to do so because the value of the assets securing their debts may have declined below the amount of the debt or in consideration of statutory restrictions which impede a lender’s ability to exercise prudent collection efforts or foreclose in an efficient manner. For three years ending December 31, 2012, the Company has repurchased 1 loan from an investor totaling $458,000 for which no losses have been recognized. Additionally, during the three years ending December 31, 2012, the Company has recognized indemnification losses totaling approximately $255,000 for loans previously sold to investors. The financial statements have been prepared using values and information currently available to the Company; however, there can be no assurance that the impact of these conditions will cease or reverse to mitigate possible risk of future potential losses by the Bank.

The current protracted economic decline continues to present financial institutions with circumstances and challenges, which in some cases have resulted in large and unanticipated declines in the fair values of investments and other assets, constraints on liquidity and significant credit quality problems, including severe volatility in the valuation of real estate and other collateral supporting loans. The financial statements have been prepared using values and information currently available to the Company.

Given the volatility of current economic conditions, the values of assets and liabilities recorded in the financial statements could change rapidly, resulting in material future adjustments in asset values, the allowance for loan losses and capital that could negatively impact the Company’s and Bank’s ability to meet regulatory capital requirements and maintain sufficient liquidity. Furthermore, the Company’s and Bank’s regulators could require material adjustments to asset values or the allowance for loan losses for regulatory capital purposes that could affect the Company’s and Bank’s measurement of regulatory capital and compliance with the capital adequacy guidelines under the regulatory framework for prompt corrective action.

NOTE 22: LEGAL CONTINGENCIES

Various legal claims also arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Company’s consolidated financial statements.

BLUE VALLEY BAN CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2011 AND 2010

NOTE 23: SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

The following table presents the unaudited results of operations for the past two years by quarter. See discussion on earnings per share in "Note 1: Nature of Operations and Summary of Significant Accounting Policies" in the Company's Consolidated Financial Statements.

	2012				2011
	Fourth	Third	Second	First	Fourth	Third	Second	First
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter
(In Thousands, except per share data)
Interest income	$6,002	$6,097	$6,060	$6,224	$6,736	$6,837	$6,631	$6,651
Interest expense	1,636	1,737	1,849	1,970	2,098	2,207	2,410	2,540
Net interest income	4,366	4,360	4,211	4,254	4,638	4,630	4,221	4,111
Provision for loan losses	-	650	100	450	600	700	2,000	-
Net interest income after
provision for loan losses	4,366	3,710	4,111	3,804	4,038	3,930	2,221	4,111
Non-interest income	1,981	2,165	1,678	1,610	1,758	1,717	1,445	1,404
Non-interest expense	6,188	5,524	5,866	5,730	6,882	7,672	5,882	6,188
Income (loss) before income taxes	159	351	(77)	(316)	(1,086)	(2,025)	(2,216)	(673)
Provision (benefit) for income taxes	(147)	(1)	(1)	(1)	10,136	-	(69)	(244)
Net income (loss)	306	352	(76)	(315)	(11,222)	(2,025)	(2,147)	(429)
Dividends on preferred shares	290	272	272	272	290	290	272	272
Net income (loss) available to
common shareholders	$16	$80	$(348)	$(587)	$(11,512)	$(2,297)	$(2,419)	$(701)

Net Income (loss) per Share Data
Basic	$0.01	$0.03	$(0.12)	$(0.21)	$(4.10)	$(0.82)	$(0.86)	$(0.25)
Diluted	$0.01	$0.03	$(0.12)	$(0.21)	$(4.10)	$(0.82)	$(0.86)	$(0.25)

Balance Sheet
Total assets	$657,005	$662,917	$656,457	$671,946	$654,452	$677,511	$691,580	$693,776
Total loans, net	406,614	421,243	419,928	427,094	425,654	442,496	443,878	462,009
Stockholders' equity	39,815	39,573	39,440	39,833	40,455	51,912	54,310	56,368

The above unaudited financial information reflects all adjustments that are, in the opinion of management, necessary to present a fair statement of the results of operations for the interim periods presented.

BLUE VALLEY BAN CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2011 AND 2010

NOTE 24: CONDENSED FINANCIAL INFORMATION (PARENT COMPANY ONLY)
Condensed Balance Sheets
December 31, 2012 and 2011

	2012	2011
(In thousands)
ASSETS
Cash and cash equivalents	$646	$743
Investments in subsidiaries:
Bank of Blue Valley	65,924	64,282
BVBC Capital Trust II	232	232
BVBC Capital Trust III	356	356
Other assets	18	55

Total Assets	$67,176	$65,668

LIABILITIES
Subordinated debentures	$19,588	$19,588
Other liabilities	7,773	5,625
Total Liabilities	27,361	25,213

STOCKHOLDERS’ EQUITY
Preferred Stock	22	22
Common stock	2,934	2,879
Additional paid-in capital	38,746	38,511
Retained earnings (Accumulated deficit)	(1,930)	(1,091)
Accumulated other comprehensive income, net of income tax of $29 and $89 as of December 31, 2012 and 2011, respectively	43	134
Total Stockholders’ Equity	39,815	40,455

Total Liabilities and Stockholders’ Equity	$67,176	$65,668

BLUE VALLEY BAN CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2011 AND 2010

NOTE 24: CONDENSED FINANCIAL INFORMATION (PARENT COMPANY ONLY) (Continued)
Condensed Statements of Operations
Years Ended December 31, 2012, 2011 and 2010

	2012	2011	2010
(In thousands)
Income
Dividends from subsidiaries	$–	$–	$–
Other income	20	19	20
	20	19	20

Expenses	1,486	1,291	1,496

Loss before income taxes and equity in undistributed net loss of subsidiaries	(1,466)	(1,272)	(1,476)
Income tax (benefit)	(494)	(1,142)	(531)
Valuation allowance on deferred tax asset	494	2,169	–

Loss before equity in undistributed net loss of subsidiaries	(1,466)	(2,299)	(945)
Equity in undistributed net loss of subsidiaries	1,733	(13,524)	(1,797)

Net income (loss)	$267	$(15,823)	$(2,742)

Condensed Statements of Comprehensive Income (Loss)
Years Ended December 31, 2012, 2011 and 2010

	2012	2011	2010
(In thousands)
Net income (loss)	$267	$(15,823)	$(2,742)
Other comprehensive income (loss)
Change in unrealized appreciation on available-for-sale securities, net of income taxes (credit) of $(60) in 2012, $69 in 2011 and $(49) in 2010	(91)	104	(73)
Comprehensive income (loss)	$176	$(15,719)	$(2,815)

BLUE VALLEY BAN CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012, 2011 AND 2010

NOTE 24: CONDENSED FINANCIAL INFORMATION (PARENT COMPANY ONLY) (Continued)
Condensed Statements of Cash Flows
Years Ended December 31, 2012, 2011 and 2010

	2012	2011	2010

(In thousands)
OPERATING ACTIVITIES
Net Income (loss)	$267	$(15,823)	$(2,742)
Items not requiring (providing) cash:
Deferred income taxes	0	1,197	(417)
Equity in undistributed net loss (income) of subsidiaries	(1,733)	13,524	1,797
Restricted stock earned	245	77	428
Changes in:
Other assets	37	(38)	–
Other liabilities	1060	943	842
Net cash used in operating activities	(124)	(120)	(92)

INVESTING ACTIVITIES
Capital contributed to subsidiary	–	–	–
Net cash used in investing activities	–	–	–

FINANCING ACTIVITIES
Proceeds from sale of common stock through Employee Stock Purchase Plan (ESPP)	27	21	35
Net cash provided by financing activities	27	21	35

DECREASE IN CASH AND CASH EQUIVALENTS	(97)	(99)	(57)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	743	842	899

CASH AND CASH EQUIVALENTS, END OF YEAR	$646	$743	$842

EXHIBIT 4.13

RIGHTS CERTIFICATE #: **NUMBER OF RIGHTS**

THE TERMS AND CONDITIONS OF THE RIGHTS OFFERING ARE SET FORTH IN THE COMPANY'S PROSPECTUS DATED NOVEMBER [__], 2013 (THE "PROSPECTUS") AND ARE INCORPORATED HEREIN BY REFERENCE. COPIES OF THE PROSPECTUS ARE AVAILABLE UPON REQUEST FROM AST PHOENIX ADVISORS, THE INFORMATION AGENT.

Blue Valley Ban Corp.

Incorporated under the laws of the State of Kansas

NON - TRANSFERABLE SUBSCRIPTION RIGHTS CERTIFICATE

Subscription Price: $[____] per Share

THE SUBSCRIPTION RIGHTS WILL EXPIRE IF NOT EXERCISED ON OR BEFORE 5:00 P.M., NEW YORK CITY TIME, ON DECEMBER [__], 2013, UNLESS EXTENDED BY THE COMPANY

REGISTERED OWNER:

THIS CERTIFIES THAT the registered owner whose name is inscribed hereon is the owner of the number of non-transferable subscription rights ("Rights") set forth above. Each whole Right entitles the holder thereof to subscribe for and purchase [____] share of Common Stock, with a par value of $1.00 per share, of Blue Valley Ban Corp., a Kansas corporation, at a subscription price of $[____] per share (the "Basic Subscription Right"), pursuant to a rights offering (the "Rights Offering"), on the terms and subject to the conditions set forth in the Prospectus and the "Instructions as to Use of Your Subscription Rights Certificate" accompanying this Subscription Rights Certificate. If any shares of Common Stock available for purchase in the Rights Offering are not purchased by other holders of Rights pursuant to the exercise of their Basic Subscription Right (the "Excess Shares"), any Rights holder that exercises its Basic Subscription Right in full may subscribe for a number of Excess Shares pursuant to the terms and conditions of the Rights Offering, at the discretion of Blue Valley Ban Corp. and subject to proration, as described in the Prospectus (the "Over-Subscription Right"). The Rights represented by this Subscription Rights Certificate may be exercised by completing Form 1 and any other appropriate forms on the reverse side hereof and by retuning the full payment of the subscription price for each share of Common Stock in accordance with the "Instructions as to Use of Your Subscription Rights Certificate" that accompany this Subscription Rights Certificate.

This Subscription Rights Certificate is not valid unless countersigned by the subscription agent and registered by the registrar.

Witness the seal of Sample Corporation and the signatures of its duly authorized officers.

Dated:

COUNTERSIGNED AND REGISTERED:
AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC
(New York, N.Y.)
TRANSFER AGENT
AND REGISTRAR

By:
AUTHORIZED SIGNATURE

President, Chief Executive Officer and Principal Executive Officer

Executive Vice President, General Counsel and Secretary

DELIVERY OPTIONS FOR SUBSCRIPTION RIGHTS CERTIFICATE
Delivery other than in the manner or to the address listed below will not constitute valid delivery.
If delivering by mail, hand or overnight courier:
American Stock Transfer & Trust Company, LLC
Operations Center
Attn: Reorganization Department
6201 15th Avenue
Brooklyn, New York 11219
PLEASE PRINT ALL INFORMATION CLEARLY AND LEGIBLY.
FORM 1-EXERCISE OF SUBSCRIPTION RIGHTS
PLEASE PRINT ALL INFORMATION CLEARLY AND LEGIBLY	FORM 3-DELIVERY TO DIFFERENT ADDRESS

SECTION 1: OFFERING INSTRUCTIONS (check the appropriate boxes)

IF YOU WISH TO SUBSCRIBE FOR YOUR FULL ENTITLEMENT OF
SUBSCRIPTION RIGHTS:

☐ I apply for ALL of my entitlement of new shares pursuant to the basic subscription
If you wish for the Common Stock underlying your subscription rights to be delivered to an address different from that shown on the face of this Subscription Rights Certificate, please enter the alternate address below, sign under Form 4 and have your signature guaranteed under Form 5.
___________________________ x [_______ ] =__________________x $ [_______]= no. of subscription rights) (no. of new shares) (per share)	______________________________________________________________ ______________________________________________________________ _____________________________________________________________

$____________________________

Example: If you own 1,000 shares of common stock, your basic subscription right permits the purchase of [_______] shares.
(1,000 purchase rights/[____] = [___], with fractional shares rounded down to the nearest whole number).

☐ In addition, I apply for additional shares pursuant to the oversubscription privilege*

________________ x $[____] = $_______________
(no. of new shares) (per share)

IF YOU DO NOT WISH TO APPLY FOR YOUR FULL ENTITLEMENT OF
SUBSCRIPTION RIGHTS:

☐ I apply for ________________ x $[____] = $_______________
(no. of new shares) (per share)

Amount of check enclosed or
wire transmitted (for brokers, dealers and other nominees only):

$_______________________

IF YOU DO NOT WISH TO EXERCISE YOUR RIGHT TO SUBSCRIBE:

Please disregard this mailing.

FORM 4-SIGNATURE
TO SUBSCRIBE: I acknowledge that I have received the Prospectus for this Rights
Offering and I hereby irrevocably subscribe for the number of shares indicated
above on the terms and conditions specified in the Prospectus.
Signature(s): ____________________________________________________
IMPORTANT: The signature(s) must correspond with the name(s) as printed on the reverse of this Subscription Rights Certificate in every particular, without alteration or enlargement, or any other change whatsoever.
FORM 5-SIGNATURE GUARANTEE
This form must be completed if you have completed any portion of Form 3.
Signature Guaranteed: _____________________________________________
(Name of Bank or Firm)
By:_____________________________________________________________
(Signature of Officer)

IMPORTANT: The signature(s) should be guaranteed by an eligible guarantor institution (bank, stock broker, savings & loan association or credit union) with membership in an approved signature guarantee medallion program pursuant to Securities and Exchange Commission Rule 17Ad-15.

* You can only participate in the oversubscription privilege if you have subscribed for your full entitlement of new shares pursuant to the basic subscription.

METHOD OF PAYMENT (CHECK ONE)
☐	Check or bank draft payable to “American Stock Transfer & Trust Company, LLC as Subscription Agent.”
☐
For brokers, dealers, and other nominees only: Wire transfer of immediately available funds directly to the account maintained by
American Stock Transfer & Trust Company, LLC, as Subscription
Agent, for purposes of accepting subscriptions in this Rights Offering at _______________________________, with reference to the rights holder's name.

FORM 2-ADDRESS OF PRINCIPAL PLACE OF RESIDENCE
_______________________________________________________________
_______________________________________________________________
_______________________________________________________________

EXHIBIT 10.3

CHANGE IN CONTROL AGREEMENT

This Change In Control Agreement is entered into this 22nd day of March, 2012, by and between Blue Valley Ban Corp, a Kansas corporation (the “Company”), and Bruce A. Easterly (“Executive”).

The Board of Directors of the Company has determined that it is in the best interests of the Company and its stockholders to ensure that the Company and its Affiliates will have the continued dedication of Executive, notwithstanding the possibility, threat or occurrence of a Change in Control. The Board believes it is imperative to diminish the inevitable distraction of Executive by virtue of the personal uncertainties and risks created by a potential Change in Control and to provide Executive with a compensation package competitive with those of other corporations who may seek to employ Executive. In order to accomplish these objectives, the Board and Executive agree as follows:

1. Definitions. For purposes of this Agreement, the following terms will have the following meanings unless otherwise expressly provided in this Agreement:

(a) “Affiliate” has the meaning ascribed to such term in Rule 12b-2 of Regulation 12B under the Exchange Act.

(b) “Board” means the Board of Directors of the Company.

(c) “Cause” means:

(i) Executive’s willful and continued failure to substantially perform Executive’s duties with the Company or its Affiliates (other than any such failure resulting from Executive’s incapacity due to physical or mental illness), after a written demand for substantial performance is delivered to Executive by the Company that specifically identifies the manner in which the Company believes that Executive has not substantially performed his or her duties;

(ii) the final conviction of Executive of, or an entering of a guilty plea or a plea of no contest by Executive to, a felony; or

(iii) the willful engaging by Executive in illegal conduct or gross misconduct materially and demonstrably injurious to the Company.

For purposes of this definition, no act or failure to act on the part of Executive shall be considered “willful” unless it is done, or omitted to be done, by Executive in bad faith or without a reasonable belief that the action or omission was in the best interests of the Company or its Affiliates. Any act, or failure to act, based on authority given pursuant to a resolution duly adopted by the Board or the instructions of a more senior officer of the Company will be conclusively presumed to be done, or omitted to be done, by Executive in good faith and in the best interests of the Company and its Affiliates.

(d) “Change in Control” means the occurrence of any one of the following events:

(i) any “person” (as defined in Section 13(d) of the Exchange Act), other than the Company or Robert D. Regnier, any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any subsidiary of the Company, or any corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company, acquires “beneficial ownership” (as defined in Rule 13d-3 under the Exchange Act) of securities representing 35% of the combined voting power of the Company; or

(ii) the majority of the members of the Board is replaced during any 24-month period by directors (other than any director designated by a person who has entered into an agreement with the Company to effect a transaction described in (i), (iii), or (iv)) whose election by the Board or nomination for election by the Company’s stockholders was not approved by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved; or

(iii) the stockholders of the Company approve and the Company consummates a merger other than (A) a merger that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity), in combination with the ownership of any trustee or other fiduciary holding securities under an employee benefit plan of the Company and any Affiliate, 60% or more of the combined voting power of all classes of stock of the Company or such surviving entity outstanding immediately after such merger or (B) a merger effected to implement a recapitalization of the Company (or similar transaction) in which no person acquires more than 60% of the combined voting power of the Company’s then outstanding securities; or

(iv) the stockholders of the Company approve and the Company consummates a plan of complete liquidation of the Company.

(e) “Code” means the Internal Revenue Code of 1986, as amended.

(f) "Exchange Act” means the Securities Exchange Act of 1934, as amended.

(g) “Termination of Employment” means the date Executive incurs a separation from service with the Company and its Affiliates (whether or not incorporated) that are under common control with the Company within the meaning of Section 414(b) or 414(c) of the Code, except that 50% shall be substituted for the 80% ownership level set forth in such Code sections. For this purpose, “separation from service” shall have the meaning as set forth in Section 409A of the Code and Treasury Regulation §1.409A-1(h). For avoidance of doubt, “Date of Termination” includes the date of Executive’s death if Executive is employed by the Company at the time of his or her death, and the date of termination of employment due to the disability of Executive.

2. Term. The term (“Term") of this Agreement shall commence on the date first written above and shall continue until the earliest of:

(i) One year following the date the Company provides Executive written notice, in accordance with paragraph 8 of this Agreement, of the Company's desire to terminate this Agreement at the expiration of such one year period;

(ii) One year following a Termination of Employment by the Company without Cause;

(iii) A Termination of Employment by the Company for Cause; and

2

(iv) A Termination of Employment for any reason other than the death or disability of Executive (as determined under the disability insurance policy applicable to the Executive) or as set forth in clause (ii) or (iii) above. In the event of the death or disability of the Executive, the Term shall continue until the date that is two years from such death or disability.

3. Notice of Termination for Cause. Any termination of Executive’s employment by the Company, or by any Affiliate of the Company by which Executive is employed, for Cause shall be communicated by a Notice of Termination for Cause given to Executive in accordance with paragraph 8 of this Agreement. For purposes of this Agreement, a “Notice of Termination for Cause” means a written notice that (i) is given at least thirty (30) days prior to the Date of Termination; (ii) indicates the specific termination provision in this Agreement relied upon, (iii) to the extent applicable, sets forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of Executive’s employment under the provision so indicated, (iv) specifies the date of Termination of Employment; and (v) allows Executive at least thirty (30) days to cure the act or omission relied upon in the Notice of Termination for Cause. The failure to set forth in the Notice of Termination for Cause any fact or circumstance contributing to a showing of Cause will not waive any right of the Company or preclude the Company from asserting such fact or circumstance in enforcing its rights hereunder.

4. Obligations of the Company Upon a Change in Control. If a Change in Control occurs during the Term of this Agreement and after the date the Company has repaid all of its obligations under the Troubled Asset Relief Program (TARP), the Company will pay to Executive a lump sum cash amount equal to the product of: (i) two times (ii) the sum of Executive’s annual base salary at the rate in effect immediately preceding the Change in Control plus the cash bonus paid to Executive with respect to the most recently closed fiscal year of the Company. Such lump sum payment shall be paid by the Company to Executive within thirty (30) days following such Change in Control. If Executive shall have become entitled to a payment under this paragraph and dies prior to his receipt thereof, then such payment will be paid to Executive’s surviving spouse (or if not survived by a spouse, then to Executive's estate).

5. Certain Reduction in Payments.

(a) In the event that it is determined that any payment or distribution in the nature of compensation (within the meaning of Section 280G(b)(2) of the Code) to or for the benefit of Executive, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise (the “Change in Control Payment”), would constitute an “excess parachute payment” within the meaning of Section 280G of the Code, then the Company shall pay to Executive whichever of the following gives Executive the highest net after-tax amount (after taking into account all applicable federal, state, local and social security taxes): (i) the Change in Control Payment, or (ii) the amount that would not result in the imposition of an excise tax on Executive under Section 4999 of the Code. Any required reduction in the Change in Control Payment pursuant to the foregoing shall be accomplished by reducing the lump sum payment payable pursuant to paragraph 4 of this Agreement.

(b) All determinations to be made under this paragraph 5 shall be made by an independent public accounting firm selected by the Company immediately prior to the Change in Control, which shall provide its determinations and any supporting calculations both to the Company and Executive within ten (10) days of the Change in Control. Any such determination by such accounting firm shall be binding upon the Company and Executive. All of the fees and expenses of such accounting firm in performing the determinations referred to in this subparagraph shall be borne solely by the Company.

3

6. Confidential Information; Non-Solicitation; Non-Competition.

(a) Executive acknowledges that the Company’s Confidential Information (defined below) and relationships with its customers, clients, employees, and other business associates are among the Company’s most important assets. Executive further acknowledges that, in Executive’s employment with the Company, Executive will have access to such Confidential Information and relationships and be responsible for developing and maintaining such Confidential Information and relationships.

(b) At all times, both during and after the Term of this Agreement, Executive covenants and agrees to hold in a fiduciary capacity for the benefit of the Company and its Affiliates all secret, proprietary or confidential material, knowledge, data or any other information relating to the Company or any of its Affiliates and their respective businesses (“Confidential Information”), which has been obtained by Executive during Executive’s employment by the Company or any of its Affiliates and that has not been, is not now and hereafter does not become public knowledge (other than by acts by Executive or representatives of Executive in violation of this Agreement), and will not, without the prior written consent of the Company or as may otherwise be required by law or legal process, communicate or divulge any such information, knowledge or data to anyone other than the Company and those designated by it. Executive further agrees to return to the Company any and all records and documents (and all copies thereof) and all other property belonging to the Company or relating to the Company, its Affiliates or their businesses, upon termination of Executive’s employment with the Company and its Affiliates.

(c) If full payment is made to Executive of the amount described in paragraph 4 above, for a period of one year following such payment, Executive covenants and agrees not to directly or indirectly, whether for Executive’s benefit or for the benefit of a third party, recruit, solicit, or induce, or attempt to recruit, solicit, or induce: (i) anyone employed by the Company or any of its Affiliates to terminate employment with, or otherwise cease a relationship with, the Company or any of its Affiliates; or (ii) anyone employed by the Company or any of its Affiliates at any time during the immediately preceding twelve (12) months to provide services of any kind to a competitor of the Company or any of its Affiliates. Executive further agrees that, in the event any individual within the groups defined by (i) or (ii) approaches Executive about providing services to a competitor of the Company or any of its Affiliates, Executive shall reject such approach and not hire, otherwise engage or supervise such individual.
(d) If full payment is made to Executive of the amount described in paragraph 4 above, for a period of one year following such payment, Executive covenants and agrees not to directly or indirectly solicit, divert, or take away, or attempt to solicit, divert, or take away, the business or patronage of any of the clients, customers, or accounts, or prospective clients, customers, or accounts, of the Company or any of its Affiliates.
7. Rights and Remedies Upon Breach of Paragraph 6.

(a) Executive hereby acknowledges and agrees that the provisions contained in paragraph 6 of this Agreement (the “Restrictive Covenants”) are reasonable and valid in duration and in all other respects. If any court determines that any of the Restrictive Covenants, or any part thereof, is invalid or unenforceable, the remainder of the Restrictive Covenants will not thereby be affected and will be given full effect without regard to the invalid portions.

(b) If Executive breaches, or threatens to commit a breach of, any of the Restrictive Covenants, the Company will have the following rights and remedies, each of which rights and remedies will be independent of the others and severally enforceable, and each of which is in addition to, and not in lieu of, any other rights and remedies available to the Company under law or in equity:

4

(i) The right and remedy to have the Restrictive Covenants specifically enforced by any court of competent jurisdiction, it being agreed that any breach or threatened breach of the Restrictive Covenants would cause irreparable injury to the Company and that money damages would not provide an adequate remedy to the Company.

(ii) The right and remedy to require Executive to account for and pay over to the Company all compensation, profits, monies, accruals, increments or other benefits derived or received by Executive as the result of any action constituting a breach of the Restrictive Covenants.

8. Notices. Any notice provided for in this Agreement will be given in writing and will be delivered personally, or sent by certified, registered or express mail, postage prepaid. Any such notice will be deemed given when so delivered personally, or, if mailed, on the date of actual receipt thereof. Notices will be properly addressed to the parties at their respective addresses set forth below or to such other address as either party may later specify by notice to the other in accordance with the provisions of this paragraph:

If to the Company:

Mr. Robert D. Regnier, President
Blue Valley Ban Corp
11935 Riley
Overland Park, KS 66225-6128

If to Executive:

____________________________

____________________________

____________________________

9. Entire Agreement. This Agreement contains the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements, written or oral, with respect thereto. Furthermore, the payment provided for under this Agreement is separate and apart from and, to the extent actually paid, will be in lieu of any payment under any policy of the Company or any of its Affiliates regarding payments generally.

10. Waivers and Amendments. This Agreement may be amended, superseded, canceled, renewed or extended, and the terms and conditions hereof may be waived, only by a written instrument signed by the parties hereto or, in the case of a waiver, by the party waiving compliance. No delay on the part of any party in exercising any right, power or privilege hereunder will operate as a waiver thereof, nor will any waiver on the part of any party of any such right, power or privilege hereunder, nor any single or partial exercise of any right, power or privilege hereunder, preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.
11. Governing Law. This Agreement will be governed by and construed in accordance with the laws of the state of Kansas (without giving effect to the choice of law provisions thereof), where the employment of Executive will be deemed to be performed, and enforcement of this Agreement or any

5

action taken or held pursuant to this Agreement will be taken in the courts of appropriate jurisdiction in Kansas.

12. Assignment. This Agreement, and any rights and obligations hereunder, may not be assigned by Executive and may be assigned by the Company only to any successor in interest, whether by merger, consolidation, acquisition or the like, or to purchasers of substantially all of the assets of the Company.

13. Binding Agreement and Survival. This Agreement will inure to the benefit of and be binding upon the Company and its respective successors and assigns and Executive and his legal representatives. Any right to payment arising during the Term shall survive and remain enforceable after the Term of this Agreement.

14. Counterparts. This Agreement may be executed in separate counterparts, each of which when so executed and delivered will be deemed an original, but all of which together will constitute one and the same instrument.

15. Headings. The headings in this Agreement are for reference purposes only and will not in any way affect the meaning or interpretation of this Agreement.

16. Validity. The invalidity or unenforceability of any provisions of this Agreement will not affect the validity or enforceability of any other provisions of this Agreement, which will remain in full force and effect.

17. Tax Withholding. The Company will have the right to deduct from all payments made under this Agreement to Executive any and all taxes required by law to be paid or withheld as a result of such payments.

18. No Contract of Employment. Nothing contained in this Agreement will be construed as a contract of employment between the Company or any of its Affiliates and Executive, as a right of Executive to continue in the employment of the Company or any of its Affiliates, or as a limitation of the right of the Company or any of its Affiliates to discharge Executive with or without cause.

19. Compliance with Section 409A of the Code. The parties acknowledge and agree that this Agreement is intended to meet the "short term deferral" exemption under Treasury Regulation §1.409A-1(b)(4) and therefore shall be exempt from the application of Section 409A of the Code. Notwithstanding the foregoing or any provision in this Agreement to the contrary, if this Agreement is subject to Section 409A of the Code, it shall be interpreted, construed and operated, to the extent applicable, in accordance with Section 409A of the Code and regulations and other guidance issued thereunder. For purposes of determining whether any payment made pursuant to this Agreement results in a “deferral of compensation” within the meaning of Treasury Regulation §1.409A-1(b), the Company shall maximize the exemptions described in such section, as applicable. Further, expense reimbursements, if any, under this Agreement shall be made by Company on or before the last day of Executive’s taxable year following the taxable year in which the expense was incurred, and the amount of expenses for which Executive is eligible for reimbursement during any taxable year of Executive shall not be paid by the Company in any manner that affects the amount of expenses for which Executive is eligible for reimbursement in any other taxable year. No right of Executive to reimbursement shall be subject to liquidation or exchange for any other benefit. If any deferred compensation payment is payable upon separation from service and is required to be delayed pursuant to Section 409A(a)(2)(B) of the Code because Executive is a “specified employee”, then payment of such amount shall be delayed for a period of six months and paid in a lump sum on the first payroll payment date following expiration of such six month period.

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[Signature page to follow]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.
BLUE VALLEY BAN CORP		EXECUTIVE

By:	/s/ Robert D. Regnier	/s/ Bruce A. Easterly
Title:	President and CEO	Bruce A. Easterly

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EXHIBIT 10.4

CHANGE IN CONTROL AGREEMENT

This Change In Control Agreement is entered into this 22nd day of March, 2012, by and between Blue Valley Ban Corp, a Kansas corporation (the “Company”), and Mark A. Fortino (“Executive”).

The Board of Directors of the Company has determined that it is in the best interests of the Company and its stockholders to ensure that the Company and its Affiliates will have the continued dedication of Executive, notwithstanding the possibility, threat or occurrence of a Change in Control. The Board believes it is imperative to diminish the inevitable distraction of Executive by virtue of the personal uncertainties and risks created by a potential Change in Control and to provide Executive with a compensation package competitive with those of other corporations who may seek to employ Executive. In order to accomplish these objectives, the Board and Executive agree as follows:

1. Definitions. For purposes of this Agreement, the following terms will have the following meanings unless otherwise expressly provided in this Agreement:

(a) “Affiliate” has the meaning ascribed to such term in Rule 12b-2 of Regulation 12B under the Exchange Act.

(b) “Board” means the Board of Directors of the Company.

(c) “Cause” means:

(i) Executive’s willful and continued failure to substantially perform Executive’s duties with the Company or its Affiliates (other than any such failure resulting from Executive’s incapacity due to physical or mental illness), after a written demand for substantial performance is delivered to Executive by the Company that specifically identifies the manner in which the Company believes that Executive has not substantially performed his or her duties;

(ii) the final conviction of Executive of, or an entering of a guilty plea or a plea of no contest by Executive to, a felony; or

(iii) the willful engaging by Executive in illegal conduct or gross misconduct materially and demonstrably injurious to the Company.

For purposes of this definition, no act or failure to act on the part of Executive shall be considered “willful” unless it is done, or omitted to be done, by Executive in bad faith or without a reasonable belief that the action or omission was in the best interests of the Company or its Affiliates. Any act, or failure to act, based on authority given pursuant to a resolution duly adopted by the Board or the instructions of a more senior officer of the Company will be conclusively presumed to be done, or omitted to be done, by Executive in good faith and in the best interests of the Company and its Affiliates.

(d) “Change in Control” means the occurrence of any one of the following events:

(i) any “person” (as defined in Section 13(d) of the Exchange Act), other than the Company or Robert D. Regnier, any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any subsidiary of the Company, or any corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company, acquires “beneficial ownership” (as defined in Rule 13d-3 under the Exchange Act) of securities representing 35% of the combined voting power of the Company; or

(ii) the majority of the members of the Board is replaced during any 24-month period by directors (other than any director designated by a person who has entered into an agreement with the Company to effect a transaction described in (i), (iii), or (iv)) whose election by the Board or nomination for election by the Company’s stockholders was not approved by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved; or

(iii) the stockholders of the Company approve and the Company consummates a merger other than (A) a merger that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity), in combination with the ownership of any trustee or other fiduciary holding securities under an employee benefit plan of the Company and any Affiliate, 60% or more of the combined voting power of all classes of stock of the Company or such surviving entity outstanding immediately after such merger or (B) a merger effected to implement a recapitalization of the Company (or similar transaction) in which no person acquires more than 60% of the combined voting power of the Company’s then outstanding securities; or

(iv) the stockholders of the Company approve and the Company consummates a plan of complete liquidation of the Company.

(e) “Code” means the Internal Revenue Code of 1986, as amended.

(f) "Exchange Act” means the Securities Exchange Act of 1934, as amended.

(g) “Termination of Employment” means the date Executive incurs a separation from service with the Company and its Affiliates (whether or not incorporated) that are under common control with the Company within the meaning of Section 414(b) or 414(c) of the Code, except that 50% shall be substituted for the 80% ownership level set forth in such Code sections. For this purpose, “separation from service” shall have the meaning as set forth in Section 409A of the Code and Treasury Regulation §1.409A-1(h). For avoidance of doubt, “Date of Termination” includes the date of Executive’s death if Executive is employed by the Company at the time of his or her death, and the date of termination of employment due to the disability of Executive.

2. Term. The term (“Term") of this Agreement shall commence on the date first written above and shall continue until the earliest of:

(i) One year following the date the Company provides Executive written notice, in accordance with paragraph 8 of this Agreement, of the Company's desire to terminate this Agreement at the expiration of such one year period;

(ii) One year following a Termination of Employment by the Company without Cause;

(iii) A Termination of Employment by the Company for Cause; and

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(iv) A Termination of Employment for any reason other than the death or disability of Executive (as determined under the disability insurance policy applicable to the Executive) or as set forth in clause (ii) or (iii) above. In the event of the death or disability of the Executive, the Term shall continue until the date that is two years from such death or disability.

3. Notice of Termination for Cause. Any termination of Executive’s employment by the Company, or by any Affiliate of the Company by which Executive is employed, for Cause shall be communicated by a Notice of Termination for Cause given to Executive in accordance with paragraph 8 of this Agreement. For purposes of this Agreement, a “Notice of Termination for Cause” means a written notice that (i) is given at least thirty (30) days prior to the Date of Termination; (ii) indicates the specific termination provision in this Agreement relied upon, (iii) to the extent applicable, sets forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of Executive’s employment under the provision so indicated, (iv) specifies the date of Termination of Employment; and (v) allows Executive at least thirty (30) days to cure the act or omission relied upon in the Notice of Termination for Cause. The failure to set forth in the Notice of Termination for Cause any fact or circumstance contributing to a showing of Cause will not waive any right of the Company or preclude the Company from asserting such fact or circumstance in enforcing its rights hereunder.

4. Obligations of the Company Upon a Change in Control. If a Change in Control occurs during the Term of this Agreement and after the date the Company has repaid all of its obligations under the Troubled Asset Relief Program (TARP), the Company will pay to Executive a lump sum cash amount equal to the product of: (i) two times (ii) the sum of Executive’s annual base salary at the rate in effect immediately preceding the Change in Control plus the cash bonus paid to Executive with respect to the most recently closed fiscal year of the Company. Such lump sum payment shall be paid by the Company to Executive within thirty (30) days following such Change in Control. If Executive shall have become entitled to a payment under this paragraph and dies prior to his receipt thereof, then such payment will be paid to Executive’s surviving spouse (or if not survived by a spouse, then to Executive's estate).

5. Certain Reduction in Payments.

(a) In the event that it is determined that any payment or distribution in the nature of compensation (within the meaning of Section 280G(b)(2) of the Code) to or for the benefit of Executive, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise (the “Change in Control Payment”), would constitute an “excess parachute payment” within the meaning of Section 280G of the Code, then the Company shall pay to Executive whichever of the following gives Executive the highest net after-tax amount (after taking into account all applicable federal, state, local and social security taxes): (i) the Change in Control Payment, or (ii) the amount that would not result in the imposition of an excise tax on Executive under Section 4999 of the Code. Any required reduction in the Change in Control Payment pursuant to the foregoing shall be accomplished by reducing the lump sum payment payable pursuant to paragraph 4 of this Agreement.

(b) All determinations to be made under this paragraph 5 shall be made by an independent public accounting firm selected by the Company immediately prior to the Change in Control, which shall provide its determinations and any supporting calculations both to the Company and Executive within ten (10) days of the Change in Control. Any such determination by such accounting firm shall be binding upon the Company and Executive. All of the fees and expenses of such accounting firm in performing the determinations referred to in this subparagraph shall be borne solely by the Company.

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6. Confidential Information; Non-Solicitation; Non-Competition.

(a) Executive acknowledges that the Company’s Confidential Information (defined below) and relationships with its customers, clients, employees, and other business associates are among the Company’s most important assets. Executive further acknowledges that, in Executive’s employment with the Company, Executive will have access to such Confidential Information and relationships and be responsible for developing and maintaining such Confidential Information and relationships.

(b) At all times, both during and after the Term of this Agreement, Executive covenants and agrees to hold in a fiduciary capacity for the benefit of the Company and its Affiliates all secret, proprietary or confidential material, knowledge, data or any other information relating to the Company or any of its Affiliates and their respective businesses (“Confidential Information”), which has been obtained by Executive during Executive’s employment by the Company or any of its Affiliates and that has not been, is not now and hereafter does not become public knowledge (other than by acts by Executive or representatives of Executive in violation of this Agreement), and will not, without the prior written consent of the Company or as may otherwise be required by law or legal process, communicate or divulge any such information, knowledge or data to anyone other than the Company and those designated by it. Executive further agrees to return to the Company any and all records and documents (and all copies thereof) and all other property belonging to the Company or relating to the Company, its Affiliates or their businesses, upon termination of Executive’s employment with the Company and its Affiliates.

(c) If full payment is made to Executive of the amount described in paragraph 4 above, for a period of one year following such payment, Executive covenants and agrees not to directly or indirectly, whether for Executive’s benefit or for the benefit of a third party, recruit, solicit, or induce, or attempt to recruit, solicit, or induce: (i) anyone employed by the Company or any of its Affiliates to terminate employment with, or otherwise cease a relationship with, the Company or any of its Affiliates; or (ii) anyone employed by the Company or any of its Affiliates at any time during the immediately preceding twelve (12) months to provide services of any kind to a competitor of the Company or any of its Affiliates. Executive further agrees that, in the event any individual within the groups defined by (i) or (ii) approaches Executive about providing services to a competitor of the Company or any of its Affiliates, Executive shall reject such approach and not hire, otherwise engage or supervise such individual.
(d) If full payment is made to Executive of the amount described in paragraph 4 above, for a period of one year following such payment, Executive covenants and agrees not to directly or indirectly solicit, divert, or take away, or attempt to solicit, divert, or take away, the business or patronage of any of the clients, customers, or accounts, or prospective clients, customers, or accounts, of the Company or any of its Affiliates.
7. Rights and Remedies Upon Breach of Paragraph 6.

(a) Executive hereby acknowledges and agrees that the provisions contained in paragraph 6 of this Agreement (the “Restrictive Covenants”) are reasonable and valid in duration and in all other respects. If any court determines that any of the Restrictive Covenants, or any part thereof, is invalid or unenforceable, the remainder of the Restrictive Covenants will not thereby be affected and will be given full effect without regard to the invalid portions.

(b) If Executive breaches, or threatens to commit a breach of, any of the Restrictive Covenants, the Company will have the following rights and remedies, each of which rights and remedies will be independent of the others and severally enforceable, and each of which is in addition to, and not in lieu of, any other rights and remedies available to the Company under law or in equity:

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(i) The right and remedy to have the Restrictive Covenants specifically enforced by any court of competent jurisdiction, it being agreed that any breach or threatened breach of the Restrictive Covenants would cause irreparable injury to the Company and that money damages would not provide an adequate remedy to the Company.

(ii) The right and remedy to require Executive to account for and pay over to the Company all compensation, profits, monies, accruals, increments or other benefits derived or received by Executive as the result of any action constituting a breach of the Restrictive Covenants.

8. Notices. Any notice provided for in this Agreement will be given in writing and will be delivered personally, or sent by certified, registered or express mail, postage prepaid. Any such notice will be deemed given when so delivered personally, or, if mailed, on the date of actual receipt thereof. Notices will be properly addressed to the parties at their respective addresses set forth below or to such other address as either party may later specify by notice to the other in accordance with the provisions of this paragraph:

If to the Company:

Mr. Robert D. Regnier, President
Blue Valley Ban Corp
11935 Riley
Overland Park, KS 66225-6128

If to Executive:

____________________________

____________________________

____________________________

9. Entire Agreement. This Agreement contains the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements, written or oral, with respect thereto. Furthermore, the payment provided for under this Agreement is separate and apart from and, to the extent actually paid, will be in lieu of any payment under any policy of the Company or any of its Affiliates regarding payments generally.

10. Waivers and Amendments. This Agreement may be amended, superseded, canceled, renewed or extended, and the terms and conditions hereof may be waived, only by a written instrument signed by the parties hereto or, in the case of a waiver, by the party waiving compliance. No delay on the part of any party in exercising any right, power or privilege hereunder will operate as a waiver thereof, nor will any waiver on the part of any party of any such right, power or privilege hereunder, nor any single or partial exercise of any right, power or privilege hereunder, preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

11. Governing Law. This Agreement will be governed by and construed in accordance with the laws of the state of Kansas (without giving effect to the choice of law provisions thereof), where the employment of Executive will be deemed to be performed, and enforcement of this Agreement or any

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action taken or held pursuant to this Agreement will be taken in the courts of appropriate jurisdiction in Kansas.

12. Assignment. This Agreement, and any rights and obligations hereunder, may not be assigned by Executive and may be assigned by the Company only to any successor in interest, whether by merger, consolidation, acquisition or the like, or to purchasers of substantially all of the assets of the Company.

13. Binding Agreement and Survival. This Agreement will inure to the benefit of and be binding upon the Company and its respective successors and assigns and Executive and his legal representatives. Any right to payment arising during the Term shall survive and remain enforceable after the Term of this Agreement.

14. Counterparts. This Agreement may be executed in separate counterparts, each of which when so executed and delivered will be deemed an original, but all of which together will constitute one and the same instrument.

15. Headings. The headings in this Agreement are for reference purposes only and will not in any way affect the meaning or interpretation of this Agreement.

16. Validity. The invalidity or unenforceability of any provisions of this Agreement will not affect the validity or enforceability of any other provisions of this Agreement, which will remain in full force and effect.

17. Tax Withholding. The Company will have the right to deduct from all payments made under this Agreement to Executive any and all taxes required by law to be paid or withheld as a result of such payments.

18. No Contract of Employment. Nothing contained in this Agreement will be construed as a contract of employment between the Company or any of its Affiliates and Executive, as a right of Executive to continue in the employment of the Company or any of its Affiliates, or as a limitation of the right of the Company or any of its Affiliates to discharge Executive with or without cause.

19. Compliance with Section 409A of the Code. The parties acknowledge and agree that this Agreement is intended to meet the "short term deferral" exemption under Treasury Regulation §1.409A-1(b)(4) and therefore shall be exempt from the application of Section 409A of the Code. Notwithstanding the foregoing or any provision in this Agreement to the contrary, if this Agreement is subject to Section 409A of the Code, it shall be interpreted, construed and operated, to the extent applicable, in accordance with Section 409A of the Code and regulations and other guidance issued thereunder. For purposes of determining whether any payment made pursuant to this Agreement results in a “deferral of compensation” within the meaning of Treasury Regulation §1.409A-1(b), the Company shall maximize the exemptions described in such section, as applicable. Further, expense reimbursements, if any, under this Agreement shall be made by Company on or before the last day of Executive’s taxable year following the taxable year in which the expense was incurred, and the amount of expenses for which Executive is eligible for reimbursement during any taxable year of Executive shall not be paid by the Company in any manner that affects the amount of expenses for which Executive is eligible for reimbursement in any other taxable year. No right of Executive to reimbursement shall be subject to liquidation or exchange for any other benefit. If any deferred compensation payment is payable upon separation from service and is required to be delayed pursuant to Section 409A(a)(2)(B) of the Code because Executive is a “specified employee”, then payment of such amount shall be delayed for a period of six months and paid in a lump sum on the first payroll payment date following expiration of such six month period.
[Signature page to follow]

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.
BLUE VALLEY BAN CORP		EXECUTIVE

By:	/s/ Robert D. Regnier	/s/ Mark A. Fortino
Title:	President and CEO	Mark A. Fortino

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EXHIBIT 10.5

CHANGE IN CONTROL AGREEMENT

This Change In Control Agreement is entered into this 22nd day of March, 2012, by and between Blue Valley Ban Corp, a Kansas corporation (the “Company”), and Bonnie McConnaughy (“Executive”).

The Board of Directors of the Company has determined that it is in the best interests of the Company and its stockholders to ensure that the Company and its Affiliates will have the continued dedication of Executive, notwithstanding the possibility, threat or occurrence of a Change in Control. The Board believes it is imperative to diminish the inevitable distraction of Executive by virtue of the personal uncertainties and risks created by a potential Change in Control and to provide Executive with a compensation package competitive with those of other corporations who may seek to employ Executive. In order to accomplish these objectives, the Board and Executive agree as follows:

1. Definitions. For purposes of this Agreement, the following terms will have the following meanings unless otherwise expressly provided in this Agreement:

(a) “Affiliate” has the meaning ascribed to such term in Rule 12b-2 of Regulation 12B under the Exchange Act.

(b) “Board” means the Board of Directors of the Company.

(c) “Cause” means:

(i) Executive’s willful and continued failure to substantially perform Executive’s duties with the Company or its Affiliates (other than any such failure resulting from Executive’s incapacity due to physical or mental illness), after a written demand for substantial performance is delivered to Executive by the Company that specifically identifies the manner in which the Company believes that Executive has not substantially performed his or her duties;

(ii) the final conviction of Executive of, or an entering of a guilty plea or a plea of no contest by Executive to, a felony; or

(iii) the willful engaging by Executive in illegal conduct or gross misconduct materially and demonstrably injurious to the Company.

For purposes of this definition, no act or failure to act on the part of Executive shall be considered “willful” unless it is done, or omitted to be done, by Executive in bad faith or without a reasonable belief that the action or omission was in the best interests of the Company or its Affiliates. Any act, or failure to act, based on authority given pursuant to a resolution duly adopted by the Board or the instructions of a more senior officer of the Company will be conclusively presumed to be done, or omitted to be done, by Executive in good faith and in the best interests of the Company and its Affiliates.

(d) “Change in Control” means the occurrence of any one of the following events:

(i) any “person” (as defined in Section 13(d) of the Exchange Act), other than the Company or Robert D. Regnier, any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any subsidiary of the Company, or any corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company, acquires “beneficial ownership” (as defined in Rule 13d-3 under the Exchange Act) of securities representing 35% of the combined voting power of the Company; or

(ii) the majority of the members of the Board is replaced during any 24-month period by directors (other than any director designated by a person who has entered into an agreement with the Company to effect a transaction described in (i), (iii), or (iv)) whose election by the Board or nomination for election by the Company’s stockholders was not approved by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved; or

(iii) the stockholders of the Company approve and the Company consummates a merger other than (A) a merger that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity), in combination with the ownership of any trustee or other fiduciary holding securities under an employee benefit plan of the Company and any Affiliate, 60% or more of the combined voting power of all classes of stock of the Company or such surviving entity outstanding immediately after such merger or (B) a merger effected to implement a recapitalization of the Company (or similar transaction) in which no person acquires more than 60% of the combined voting power of the Company’s then outstanding securities; or

(iv) the stockholders of the Company approve and the Company consummates a plan of complete liquidation of the Company.

(e) “Code” means the Internal Revenue Code of 1986, as amended.

(f) "Exchange Act” means the Securities Exchange Act of 1934, as amended.

(g) “Termination of Employment” means the date Executive incurs a separation from service with the Company and its Affiliates (whether or not incorporated) that are under common control with the Company within the meaning of Section 414(b) or 414(c) of the Code, except that 50% shall be substituted for the 80% ownership level set forth in such Code sections. For this purpose, “separation from service” shall have the meaning as set forth in Section 409A of the Code and Treasury Regulation §1.409A-1(h). For avoidance of doubt, “Date of Termination” includes the date of Executive’s death if Executive is employed by the Company at the time of his or her death, and the date of termination of employment due to the disability of Executive.

2. Term. The term (“Term") of this Agreement shall commence on the date first written above and shall continue until the earliest of:

(i) One year following the date the Company provides Executive written notice, in accordance with paragraph 8 of this Agreement, of the Company's desire to terminate this Agreement at the expiration of such one year period;

(ii) One year following a Termination of Employment by the Company without Cause;

(iii) A Termination of Employment by the Company for Cause; and

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(iv) A Termination of Employment for any reason other than the death or disability of Executive (as determined under the disability insurance policy applicable to the Executive) or as set forth in clause (ii) or (iii) above. In the event of the death or disability of the Executive, the Term shall continue until the date that is two years from such death or disability.

3. Notice of Termination for Cause. Any termination of Executive’s employment by the Company, or by any Affiliate of the Company by which Executive is employed, for Cause shall be communicated by a Notice of Termination for Cause given to Executive in accordance with paragraph 8 of this Agreement. For purposes of this Agreement, a “Notice of Termination for Cause” means a written notice that (i) is given at least thirty (30) days prior to the Date of Termination; (ii) indicates the specific termination provision in this Agreement relied upon, (iii) to the extent applicable, sets forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of Executive’s employment under the provision so indicated, (iv) specifies the date of Termination of Employment; and (v) allows Executive at least thirty (30) days to cure the act or omission relied upon in the Notice of Termination for Cause. The failure to set forth in the Notice of Termination for Cause any fact or circumstance contributing to a showing of Cause will not waive any right of the Company or preclude the Company from asserting such fact or circumstance in enforcing its rights hereunder.

4. Obligations of the Company Upon a Change in Control. If a Change in Control occurs during the Term of this Agreement and after the date the Company has repaid all of its obligations under the Troubled Asset Relief Program (TARP), the Company will pay to Executive a lump sum cash amount equal to the product of: (i) two times (ii) the sum of Executive’s annual base salary at the rate in effect immediately preceding the Change in Control plus the cash bonus paid to Executive with respect to the most recently closed fiscal year of the Company. Such lump sum payment shall be paid by the Company to Executive within thirty (30) days following such Change in Control. If Executive shall have become entitled to a payment under this paragraph and dies prior to his receipt thereof, then such payment will be paid to Executive’s surviving spouse (or if not survived by a spouse, then to Executive's estate).

5. Certain Reduction in Payments.

(a) In the event that it is determined that any payment or distribution in the nature of compensation (within the meaning of Section 280G(b)(2) of the Code) to or for the benefit of Executive, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise (the “Change in Control Payment”), would constitute an “excess parachute payment” within the meaning of Section 280G of the Code, then the Company shall pay to Executive whichever of the following gives Executive the highest net after-tax amount (after taking into account all applicable federal, state, local and social security taxes): (i) the Change in Control Payment, or (ii) the amount that would not result in the imposition of an excise tax on Executive under Section 4999 of the Code. Any required reduction in the Change in Control Payment pursuant to the foregoing shall be accomplished by reducing the lump sum payment payable pursuant to paragraph 4 of this Agreement.
(b) All determinations to be made under this paragraph 5 shall be made by an independent public accounting firm selected by the Company immediately prior to the Change in Control, which shall provide its determinations and any supporting calculations both to the Company and Executive within ten (10) days of the Change in Control. Any such determination by such accounting firm shall be binding upon the Company and Executive. All of the fees and expenses of such accounting firm in performing the determinations referred to in this subparagraph shall be borne solely by the Company.

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6. Confidential Information; Non-Solicitation; Non-Competition.

(a) Executive acknowledges that the Company’s Confidential Information (defined below) and relationships with its customers, clients, employees, and other business associates are among the Company’s most important assets. Executive further acknowledges that, in Executive’s employment with the Company, Executive will have access to such Confidential Information and relationships and be responsible for developing and maintaining such Confidential Information and relationships.

(b) At all times, both during and after the Term of this Agreement, Executive covenants and agrees to hold in a fiduciary capacity for the benefit of the Company and its Affiliates all secret, proprietary or confidential material, knowledge, data or any other information relating to the Company or any of its Affiliates and their respective businesses (“Confidential Information”), which has been obtained by Executive during Executive’s employment by the Company or any of its Affiliates and that has not been, is not now and hereafter does not become public knowledge (other than by acts by Executive or representatives of Executive in violation of this Agreement), and will not, without the prior written consent of the Company or as may otherwise be required by law or legal process, communicate or divulge any such information, knowledge or data to anyone other than the Company and those designated by it. Executive further agrees to return to the Company any and all records and documents (and all copies thereof) and all other property belonging to the Company or relating to the Company, its Affiliates or their businesses, upon termination of Executive’s employment with the Company and its Affiliates.

(c) If full payment is made to Executive of the amount described in paragraph 4 above, for a period of one year following such payment, Executive covenants and agrees not to directly or indirectly, whether for Executive’s benefit or for the benefit of a third party, recruit, solicit, or induce, or attempt to recruit, solicit, or induce: (i) anyone employed by the Company or any of its Affiliates to terminate employment with, or otherwise cease a relationship with, the Company or any of its Affiliates; or (ii) anyone employed by the Company or any of its Affiliates at any time during the immediately preceding twelve (12) months to provide services of any kind to a competitor of the Company or any of its Affiliates. Executive further agrees that, in the event any individual within the groups defined by (i) or (ii) approaches Executive about providing services to a competitor of the Company or any of its Affiliates, Executive shall reject such approach and not hire, otherwise engage or supervise such individual.
(d) If full payment is made to Executive of the amount described in paragraph 4 above, for a period of one year following such payment, Executive covenants and agrees not to directly or indirectly solicit, divert, or take away, or attempt to solicit, divert, or take away, the business or patronage of any of the clients, customers, or accounts, or prospective clients, customers, or accounts, of the Company or any of its Affiliates.
7. Rights and Remedies Upon Breach of Paragraph 6.

(a) Executive hereby acknowledges and agrees that the provisions contained in paragraph 6 of this Agreement (the “Restrictive Covenants”) are reasonable and valid in duration and in all other respects. If any court determines that any of the Restrictive Covenants, or any part thereof, is invalid or unenforceable, the remainder of the Restrictive Covenants will not thereby be affected and will be given full effect without regard to the invalid portions.

(b) If Executive breaches, or threatens to commit a breach of, any of the Restrictive Covenants, the Company will have the following rights and remedies, each of which rights and remedies will be independent of the others and severally enforceable, and each of which is in addition to, and not in lieu of, any other rights and remedies available to the Company under law or in equity:

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(i) The right and remedy to have the Restrictive Covenants specifically enforced by any court of competent jurisdiction, it being agreed that any breach or threatened breach of the Restrictive Covenants would cause irreparable injury to the Company and that money damages would not provide an adequate remedy to the Company.

(ii) The right and remedy to require Executive to account for and pay over to the Company all compensation, profits, monies, accruals, increments or other benefits derived or received by Executive as the result of any action constituting a breach of the Restrictive Covenants.

8. Notices. Any notice provided for in this Agreement will be given in writing and will be delivered personally, or sent by certified, registered or express mail, postage prepaid. Any such notice will be deemed given when so delivered personally, or, if mailed, on the date of actual receipt thereof. Notices will be properly addressed to the parties at their respective addresses set forth below or to such other address as either party may later specify by notice to the other in accordance with the provisions of this paragraph:

If to the Company:

Mr. Robert D. Regnier, President
Blue Valley Ban Corp
11935 Riley
Overland Park, KS 66225-6128

If to Executive:

____________________________

____________________________

____________________________

9. Entire Agreement. This Agreement contains the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements, written or oral, with respect thereto. Furthermore, the payment provided for under this Agreement is separate and apart from and, to the extent actually paid, will be in lieu of any payment under any policy of the Company or any of its Affiliates regarding payments generally.

10. Waivers and Amendments. This Agreement may be amended, superseded, canceled, renewed or extended, and the terms and conditions hereof may be waived, only by a written instrument signed by the parties hereto or, in the case of a waiver, by the party waiving compliance. No delay on the part of any party in exercising any right, power or privilege hereunder will operate as a waiver thereof, nor will any waiver on the part of any party of any such right, power or privilege hereunder, nor any single or partial exercise of any right, power or privilege hereunder, preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

11. Governing Law. This Agreement will be governed by and construed in accordance with the laws of the state of Kansas (without giving effect to the choice of law provisions thereof), where the employment of Executive will be deemed to be performed, and enforcement of this Agreement or any

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action taken or held pursuant to this Agreement will be taken in the courts of appropriate jurisdiction in Kansas.

12. Assignment. This Agreement, and any rights and obligations hereunder, may not be assigned by Executive and may be assigned by the Company only to any successor in interest, whether by merger, consolidation, acquisition or the like, or to purchasers of substantially all of the assets of the Company.

13. Binding Agreement and Survival. This Agreement will inure to the benefit of and be binding upon the Company and its respective successors and assigns and Executive and his legal representatives. Any right to payment arising during the Term shall survive and remain enforceable after the Term of this Agreement.

14. Counterparts. This Agreement may be executed in separate counterparts, each of which when so executed and delivered will be deemed an original, but all of which together will constitute one and the same instrument.

15. Headings. The headings in this Agreement are for reference purposes only and will not in any way affect the meaning or interpretation of this Agreement.

16. Validity. The invalidity or unenforceability of any provisions of this Agreement will not affect the validity or enforceability of any other provisions of this Agreement, which will remain in full force and effect.

17. Tax Withholding. The Company will have the right to deduct from all payments made under this Agreement to Executive any and all taxes required by law to be paid or withheld as a result of such payments.

18. No Contract of Employment. Nothing contained in this Agreement will be construed as a contract of employment between the Company or any of its Affiliates and Executive, as a right of Executive to continue in the employment of the Company or any of its Affiliates, or as a limitation of the right of the Company or any of its Affiliates to discharge Executive with or without cause.

19. Compliance with Section 409A of the Code. The parties acknowledge and agree that this Agreement is intended to meet the "short term deferral" exemption under Treasury Regulation §1.409A-1(b)(4) and therefore shall be exempt from the application of Section 409A of the Code. Notwithstanding the foregoing or any provision in this Agreement to the contrary, if this Agreement is subject to Section 409A of the Code, it shall be interpreted, construed and operated, to the extent applicable, in accordance with Section 409A of the Code and regulations and other guidance issued thereunder. For purposes of determining whether any payment made pursuant to this Agreement results in a “deferral of compensation” within the meaning of Treasury Regulation §1.409A-1(b), the Company shall maximize the exemptions described in such section, as applicable. Further, expense reimbursements, if any, under this Agreement shall be made by Company on or before the last day of Executive’s taxable year following the taxable year in which the expense was incurred, and the amount of expenses for which Executive is eligible for reimbursement during any taxable year of Executive shall not be paid by the Company in any manner that affects the amount of expenses for which Executive is eligible for reimbursement in any other taxable year. No right of Executive to reimbursement shall be subject to liquidation or exchange for any other benefit. If any deferred compensation payment is payable upon separation from service and is required to be delayed pursuant to Section 409A(a)(2)(B) of the Code because Executive is a “specified employee”, then payment of such amount shall be delayed for a period of six months and paid in a lump sum on the first payroll payment date following expiration of such six month period.
[Signature page to follow]

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.
EXECUTIVE
By:	/s/ Robert D. Regnier	/s/ Bonnie McConnaughy
Title:	President and CEO	Bonnie McConnaughy

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EXHIBIT 10.6

CHANGE IN CONTROL AGREEMENT

This Change In Control Agreement is entered into this 12th day of June, 2012, by and between Blue Valley Ban Corp, a Kansas corporation (the “Company”), and Robert D. Regnier (“Executive”).

The Board of Directors of the Company has determined that it is in the best interests of the Company and its stockholders to ensure that the Company and its Affiliates will have the continued dedication of Executive, notwithstanding the possibility, threat or occurrence of a Change in Control. The Board believes it is imperative to diminish the inevitable distraction of Executive by virtue of the personal uncertainties and risks created by a potential Change in Control and to provide Executive with a compensation package competitive with those of other corporations who may seek to employ Executive. In order to accomplish these objectives, the Board and Executive agree as follows:

1. Definitions. For purposes of this Agreement, the following terms will have the following meanings unless otherwise expressly provided in this Agreement:

(a) “Affiliate” has the meaning ascribed to such term in Rule 12b-2 of Regulation 12B under the Exchange Act.

(b) “Board” means the Board of Directors of the Company.

(c) “Cause” means:

(i) Executive’s willful and continued failure to substantially perform Executive’s duties with the Company or its Affiliates (other than any such failure resulting from Executive’s incapacity due to physical or mental illness), after a written demand for substantial performance is delivered to Executive by the Company that specifically identifies the manner in which the Company believes that Executive has not substantially performed his or her duties;

(ii) the final conviction of Executive of, or an entering of a guilty plea or a plea of no contest by Executive to, a felony; or

(iii) the willful engaging by Executive in illegal conduct or gross misconduct materially and demonstrably injurious to the Company.

For purposes of this definition, no act or failure to act on the part of Executive shall be considered “willful” unless it is done, or omitted to be done, by Executive in bad faith or without a reasonable belief that the action or omission was in the best interests of the Company or its Affiliates. Any act, or failure to act, based on authority given pursuant to a resolution duly adopted by the Board or the instructions of a more senior officer of the Company will be conclusively presumed to be done, or omitted to be done, by Executive in good faith and in the best interests of the Company and its Affiliates.

(d) “Change in Control” means the occurrence of any one of the following events:

(i) any “person” (as defined in Section 13(d) of the Exchange Act), other than the Company or Robert D. Regnier, any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any subsidiary of the Company, or any corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company, acquires “beneficial ownership”

(as defined in Rule 13d-3 under the Exchange Act) of securities representing 35% of the combined voting power of the Company; or

(ii) the majority of the members of the Board is replaced during any 24-month period by directors (other than any director designated by a person who has entered into an agreement with the Company to effect a transaction described in (i), (iii), or (iv)) whose election by the Board or nomination for election by the Company’s stockholders was not approved by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved; or

(iii) the stockholders of the Company approve and the Company consummates a merger other than (A) a merger that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity), in combination with the ownership of any trustee or other fiduciary holding securities under an employee benefit plan of the Company and any Affiliate, 60% or more of the combined voting power of all classes of stock of the Company or such surviving entity outstanding immediately after such merger or (B) a merger effected to implement a recapitalization of the Company (or similar transaction) in which no person acquires more than 60% of the combined voting power of the Company’s then outstanding securities; or

(iv) the stockholders of the Company approve and the Company consummates a plan of complete liquidation of the Company.

(e) “Code” means the Internal Revenue Code of 1986, as amended.

(f) "Exchange Act” means the Securities Exchange Act of 1934, as amended.

(g) “Termination of Employment” means the date Executive incurs a separation from service with the Company and its Affiliates (whether or not incorporated) that are under common control with the Company within the meaning of Section 414(b) or 414(c) of the Code, except that 50% shall be substituted for the 80% ownership level set forth in such Code sections. For this purpose, “separation from service” shall have the meaning as set forth in Section 409A of the Code and Treasury Regulation §1.409A-1(h). For avoidance of doubt, “Date of Termination” includes the date of Executive’s death if Executive is employed by the Company at the time of his or her death, and the date of termination of employment due to the disability of Executive.

2. Term. The term (“Term") of this Agreement shall commence on the date first written above and shall continue until the earliest of:

(i) One year following the date the Company provides Executive written notice, in accordance with paragraph 8 of this Agreement, of the Company's desire to terminate this Agreement at the expiration of such one year period;

(ii) One year following a Termination of Employment by the Company without Cause;

(iii) A Termination of Employment by the Company for Cause; and

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(iv) A Termination of Employment for any reason other than the death or disability of Executive (as determined under the disability insurance policy applicable to the Executive) or as set forth in clause (ii) or (iii) above. In the event of the death or disability of the Executive, the Term shall continue until the date that is two years from such death or disability.

3. Notice of Termination for Cause. Any termination of Executive’s employment by the Company, or by any Affiliate of the Company by which Executive is employed, for Cause shall be communicated by a Notice of Termination for Cause given to Executive in accordance with paragraph 8 of this Agreement. For purposes of this Agreement, a “Notice of Termination for Cause” means a written notice that (i) is given at least thirty (30) days prior to the Date of Termination; (ii) indicates the specific termination provision in this Agreement relied upon, (iii) to the extent applicable, sets forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of Executive’s employment under the provision so indicated, (iv) specifies the date of Termination of Employment; and (v) allows Executive at least thirty (30) days to cure the act or omission relied upon in the Notice of Termination for Cause. The failure to set forth in the Notice of Termination for Cause any fact or circumstance contributing to a showing of Cause will not waive any right of the Company or preclude the Company from asserting such fact or circumstance in enforcing its rights hereunder.

4. Obligations of the Company Upon a Change in Control. If a Change in Control occurs during the Term of this Agreement and after the date the Company has repaid all of its obligations under the Troubled Asset Relief Program (TARP), the Company will pay to Executive a lump sum cash amount equal to the product of: (i) two times (ii) the sum of Executive’s annual base salary at the rate in effect immediately preceding the Change in Control plus the cash bonus paid to Executive with respect to the most recently closed fiscal year of the Company. Such lump sum payment shall be paid by the Company to Executive within thirty (30) days following such Change in Control. If Executive shall have become entitled to a payment under this paragraph and dies prior to his receipt thereof, then such payment will be paid to Executive’s surviving spouse (or if not survived by a spouse, then to Executive's estate).

5. Certain Reduction in Payments.

(a) In the event that it is determined that any payment or distribution in the nature of compensation (within the meaning of Section 280G(b)(2) of the Code) to or for the benefit of Executive, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise (the “Change in Control Payment”), would constitute an “excess parachute payment” within the meaning of Section 280G of the Code, then the Company shall pay to Executive whichever of the following gives Executive the highest net after-tax amount (after taking into account all applicable federal, state, local and social security taxes): (i) the Change in Control Payment, or (ii) the amount that would not result in the imposition of an excise tax on Executive under Section 4999 of the Code. Any required reduction in the Change in Control Payment pursuant to the foregoing shall be accomplished by reducing the lump sum payment payable pursuant to paragraph 4 of this Agreement.

(b) All determinations to be made under this paragraph 5 shall be made by an independent public accounting firm selected by the Company immediately prior to the Change in Control, which shall provide its determinations and any supporting calculations both to the Company and Executive within ten (10) days of the Change in Control. Any such determination by such accounting firm shall be binding upon the Company and Executive. All of the fees and expenses of such accounting firm in performing the determinations referred to in this subparagraph shall be borne solely by the Company.

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6. Confidential Information; Non-Solicitation; Non-Competition.

(a) Executive acknowledges that the Company’s Confidential Information (defined below) and relationships with its customers, clients, employees, and other business associates are among the Company’s most important assets. Executive further acknowledges that, in Executive’s employment with the Company, Executive will have access to such Confidential Information and relationships and be responsible for developing and maintaining such Confidential Information and relationships.

(b) At all times, both during and after the Term of this Agreement, Executive covenants and agrees to hold in a fiduciary capacity for the benefit of the Company and its Affiliates all secret, proprietary or confidential material, knowledge, data or any other information relating to the Company or any of its Affiliates and their respective businesses (“Confidential Information”), which has been obtained by Executive during Executive’s employment by the Company or any of its Affiliates and that has not been, is not now and hereafter does not become public knowledge (other than by acts by Executive or representatives of Executive in violation of this Agreement), and will not, without the prior written consent of the Company or as may otherwise be required by law or legal process, communicate or divulge any such information, knowledge or data to anyone other than the Company and those designated by it. Executive further agrees to return to the Company any and all records and documents (and all copies thereof) and all other property belonging to the Company or relating to the Company, its Affiliates or their businesses, upon termination of Executive’s employment with the Company and its Affiliates.

(c) If full payment is made to Executive of the amount described in paragraph 4 above, for a period of one year following such payment, Executive covenants and agrees not to directly or indirectly, whether for Executive’s benefit or for the benefit of a third party, recruit, solicit, or induce, or attempt to recruit, solicit, or induce: (i) anyone employed by the Company or any of its Affiliates to terminate employment with, or otherwise cease a relationship with, the Company or any of its Affiliates; or (ii) anyone employed by the Company or any of its Affiliates at any time during the immediately preceding twelve (12) months to provide services of any kind to a competitor of the Company or any of its Affiliates. Executive further agrees that, in the event any individual within the groups defined by (i) or (ii) approaches Executive about providing services to a competitor of the Company or any of its Affiliates, Executive shall reject such approach and not hire, otherwise engage or supervise such individual.
(d) If full payment is made to Executive of the amount described in paragraph 4 above, for a period of one year following such payment, Executive covenants and agrees not to directly or indirectly solicit, divert, or take away, or attempt to solicit, divert, or take away, the business or patronage of any of the clients, customers, or accounts, or prospective clients, customers, or accounts, of the Company or any of its Affiliates.
7. Rights and Remedies Upon Breach of Paragraph 6.

(a) Executive hereby acknowledges and agrees that the provisions contained in paragraph 6 of this Agreement (the “Restrictive Covenants”) are reasonable and valid in duration and in all other respects. If any court determines that any of the Restrictive Covenants, or any part thereof, is invalid or unenforceable, the remainder of the Restrictive Covenants will not thereby be affected and will be given full effect without regard to the invalid portions.

(b) If Executive breaches, or threatens to commit a breach of, any of the Restrictive Covenants, the Company will have the following rights and remedies, each of which rights and remedies will be independent of the others and severally enforceable, and each of which is in addition to, and not in lieu of, any other rights and remedies available to the Company under law or in equity:

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(i) The right and remedy to have the Restrictive Covenants specifically enforced by any court of competent jurisdiction, it being agreed that any breach or threatened breach of the Restrictive Covenants would cause irreparable injury to the Company and that money damages would not provide an adequate remedy to the Company.

(ii) The right and remedy to require Executive to account for and pay over to the Company all compensation, profits, monies, accruals, increments or other benefits derived or received by Executive as the result of any action constituting a breach of the Restrictive Covenants.

8. Notices. Any notice provided for in this Agreement will be given in writing and will be delivered personally, or sent by certified, registered or express mail, postage prepaid. Any such notice will be deemed given when so delivered personally, or, if mailed, on the date of actual receipt thereof. Notices will be properly addressed to the parties at their respective addresses set forth below or to such other address as either party may later specify by notice to the other in accordance with the provisions of this paragraph:

If to the Company:

Blue Valley Ban Corp
Jill Krizek, First Vice President
Bank of Blue Valley
11935 Riley
Overland Park, KS 66225-6128

If to Executive:

____________________________

____________________________

____________________________

9. Entire Agreement. This Agreement contains the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements, written or oral, with respect thereto. Furthermore, the payment provided for under this Agreement is separate and apart from and, to the extent actually paid, will be in lieu of any payment under any policy of the Company or any of its Affiliates regarding payments generally.

10. Waivers and Amendments. This Agreement may be amended, superseded, canceled, renewed or extended, and the terms and conditions hereof may be waived, only by a written instrument signed by the parties hereto or, in the case of a waiver, by the party waiving compliance. No delay on the part of any party in exercising any right, power or privilege hereunder will operate as a waiver thereof, nor will any waiver on the part of any party of any such right, power or privilege hereunder, nor any single or partial exercise of any right, power or privilege hereunder, preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.
11. Governing Law. This Agreement will be governed by and construed in accordance with the laws of the state of Kansas (without giving effect to the choice of law provisions thereof), where the

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employment of Executive will be deemed to be performed, and enforcement of this Agreement or any action taken or held pursuant to this Agreement will be taken in the courts of appropriate jurisdiction in Kansas.

12. Assignment. This Agreement, and any rights and obligations hereunder, may not be assigned by Executive and may be assigned by the Company only to any successor in interest, whether by merger, consolidation, acquisition or the like, or to purchasers of substantially all of the assets of the Company.

13. Binding Agreement and Survival. This Agreement will inure to the benefit of and be binding upon the Company and its respective successors and assigns and Executive and his legal representatives. Any right to payment arising during the Term shall survive and remain enforceable after the Term of this Agreement.

14. Counterparts. This Agreement may be executed in separate counterparts, each of which when so executed and delivered will be deemed an original, but all of which together will constitute one and the same instrument.

15. Headings. The headings in this Agreement are for reference purposes only and will not in any way affect the meaning or interpretation of this Agreement.

16. Validity. The invalidity or unenforceability of any provisions of this Agreement will not affect the validity or enforceability of any other provisions of this Agreement, which will remain in full force and effect.

17. Tax Withholding. The Company will have the right to deduct from all payments made under this Agreement to Executive any and all taxes required by law to be paid or withheld as a result of such payments.

18. No Contract of Employment. Nothing contained in this Agreement will be construed as a contract of employment between the Company or any of its Affiliates and Executive, as a right of Executive to continue in the employment of the Company or any of its Affiliates, or as a limitation of the right of the Company or any of its Affiliates to discharge Executive with or without cause.

19. Compliance with Section 409A of the Code. The parties acknowledge and agree that this Agreement is intended to meet the "short term deferral" exemption under Treasury Regulation §1.409A-1(b)(4) and therefore shall be exempt from the application of Section 409A of the Code. Notwithstanding the foregoing or any provision in this Agreement to the contrary, if this Agreement is subject to Section 409A of the Code, it shall be interpreted, construed and operated, to the extent applicable, in accordance with Section 409A of the Code and regulations and other guidance issued thereunder. For purposes of determining whether any payment made pursuant to this Agreement results in a “deferral of compensation” within the meaning of Treasury Regulation §1.409A-1(b), the Company shall maximize the exemptions described in such section, as applicable. Further, expense reimbursements, if any, under this Agreement shall be made by Company on or before the last day of Executive’s taxable year following the taxable year in which the expense was incurred, and the amount of expenses for which Executive is eligible for reimbursement during any taxable year of Executive shall not be paid by the Company in any manner that affects the amount of expenses for which Executive is eligible for reimbursement in any other taxable year. No right of Executive to reimbursement shall be subject to liquidation or exchange for any other benefit. If any deferred compensation payment is payable upon separation from service and is required to be delayed pursuant to Section 409A(a)(2)(B) of the Code because Executive is a “specified

6

employee”, then payment of such amount shall be delayed for a period of six months and paid in a lump sum on the first payroll payment date following expiration of such six month period.

[Signature page to follow]

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.
BLUE VALLEY BAN CORP		EXECUTIVE

By:	/s/ Mark A. Fortino	/s/ Robert D. Regnier
Title:	EVP/CFO	Robert D. Regnier

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EXHIBIT 15.1
[BKD Letterhead]

LETTER OF AWARENESS

We have reviewed, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the unaudited condensed consolidated financial information of Blue Valley Ban Corp., as of September 30, 2013 and 2012, and for the nine-month periods ended September 30, 2013 and 2012, and have issued our report dated November 18, 2013. As indicated in such report, because we did not perform an audit, we have expressed no opinion on that information.

We are aware of the inclusion in the Registration Statement of Blue Valley Ban Corp. on Form S-1 of our report dated November 18, 2013. Pursuant to Rule 436(c) under the Securities Act of 1933, the aforementioned report should not be considered part of the Registration Statement prepared or certified by an accountant within the meaning of Section 7 and 11 of the Act.

/s/ BKD, LLP

Kansas City, Missouri
November 18, 2013

EXHIBIT 21.1

LIST OF SUBSIDIARIES OF BLUE VALLEY BAN CORP.
Exhibit 21.1
Blue Valley Ban Corp.

Subsidiaries of the Registrant

Subsidiaries of Blue Valley Ban Corp.
1.	Bank of Blue Valley - Incorporated in Kansas
2.	BVBC Capital Trust II - Organized under the laws of the State of Delaware
3.	BVBC Capital Trust III - Organized under the laws of the State of Delaware

Subsidiaries of Bank of Blue Valley
1.	Blue Valley Investment Corporation - Incorporated in Kansas
2.	Blue Valley Building Corp. - Incorporated in Kansas
3.	Real Estate Holdings LLC – Incorporated in Kansas

Exhibit 23.1

[BKD Letterhead]
Consent of Independent Registered Public Accounting Firm
We hereby consent to the inclusion in the Registration Statement of Blue Valley Ban Corp. on Form S-1 of our report dated September 9, 2013, on our audits of the consolidated financial statements of Blue Valley Ban Corp. as of December 31, 2012 and 2011, and for each of the three years in the period ended December 31, 2012. We also consent to the references to our firm under the caption “Experts.”

/s/ BKD, LLP

Kansas City, Missouri
November 18, 2013

EXHIBIT 99.1

Blue Valley Ban Corp.

PLEASE CONSULT AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC OR
YOUR BANK, BROKER OR OTHER NOMINEE AS TO ANY QUESTIONS.
The following instructions relate to the rights offering (the “Rights Offering”) by Blue Valley Ban Corp., a Kansas corporation (the “Company”), to the holders of its common stock, par value $1.00 per share (“Common Stock”), as described in the Company’s accompanying prospectus, dated November [__], 2013 (the “Prospectus”). The Company’s stockholders who held stock as record holders at 5:00 p.m., Eastern time on October 29, 2013 (the “Record Date”), are receiving one nontransferable subscription right (“Right”) for each share of Common Stock held by them at the Record Date. Each Right will entitle the holder to purchase [____] shares of Common Stock (the “Basic Subscription Right”). The subscription price (the “Subscription Price”) is $[____] per share. In the Rights Offering, the Company is offering a minimum of [______] shares and a maximum of [______] shares of Common Stock.

In addition, each holder of Rights who exercises his or her Basic Subscription Right in full will be eligible to subscribe (the “Over-Subscription Right”) at the same price of $[____] per share for shares of Common Stock that are not otherwise purchased pursuant to the exercise of Rights under the Basic Subscription Right (the “Excess Shares”), subject to pro ration and at the Company’s discretion, as described below.

Each holder of Rights may only exercise his or her Over-Subscription Right if he or she exercised his or her Basic Subscription Right in full, the other holders of subscription Rights do not exercise their Basic Subscription Right in full and the Company elects to sell the Excess Shares. If there are not enough Excess Shares to satisfy all subscriptions made under the Over-Subscription Right, the Company will allocate the remaining Excess Shares pro rata, after eliminating all fractional shares, among those Rights holders who exercised their Over-Subscription Rights. “Pro rata” means in proportion to the number of shares of our Common Stock that a holder and all other Rights holders electing to exercise their Over-Subscription Rights have purchased by exercising the Basic Subscription Rights on their holdings of Common Stock. If there is a pro rata allocation of the remaining Excess Shares and a holder of Rights receives an allocation of a greater number of Excess Shares than he or she subscribed for under his or her Over-Subscription Right, then the Company will allocate to him or her only the number of Excess Shares for which he or she subscribed. The Company will continue to allocate the remaining Excess Shares pro rata until all of the Excess Shares have been allocated.

No fractional shares of Common Stock will be issued upon exercise of the Rights and no cash in lieu thereof will be paid. Instead, fractional shares of Common Stock will be rounded down to the nearest whole share. Nominee holders of Common Stock that hold, on the Record Date, shares for the account of more than one beneficial owner may exercise the number of Rights to which all such beneficial owners in the aggregate would otherwise have been entitled if they had been direct record holders of Common Stock on the Record Date.

The Rights will expire at 5:00 p.m., Eastern time on December [__], 2013, unless extended by the Company as described in the Prospectus (the “Expiration Time”).

The number of Rights to which a holder is entitled is printed on the face of that holder’s Subscription Rights Certificate representing such Rights (each, a “Subscription Rights Certificate”). You should indicate your wishes with regard to the exercise of your Rights by completing the Subscription Rights Certificate and returning it to American Stock Transfer & Trust Company, LLC (the “Subscription Agent”) in one of the envelopes provided.

YOUR SUBSCRIPTION RIGHTS CERTIFICATE MUST BE RECEIVED BY THE SUBSCRIPTION AGENT, OR GUARANTEED DELIVERY REQUIREMENTS WITH RESPECT TO YOUR RIGHTS CERTIFICATE MUST BE COMPLIED WITH, AND PAYMENT OF THE SUBSCRIPTION PRICE MUST BE RECEIVED, AS MORE SPECIFICALLY DESCRIBED IN THE PROSPECTUS, BY THE SUBSCRIPTION AGENT ON OR BEFORE THE EXPIRATION TIME. YOU MAY NOT REVOKE ANY EXERCISE OF A RIGHT. RIGHTS NOT EXERCISED PRIOR TO THE EXPIRATION TIME WILL EXPIRE.

1.	Exercise of Rights.

To exercise the Rights, deliver your properly completed and executed Subscription Rights Certificate, together with payment in full of the Subscription Price for each share of Common Stock subscribed for, prior to the Expiration Time (unless complying with the guaranteed delivery procedures described below).

For record holders, payment of the Subscription Price must be made for the full number of shares of Common Stock being subscribed for by check or cashier’s check drawn upon a U.S. bank, payable to American Stock Transfer & Trust Company, LLC. If paying by uncertified personal check, please note that the funds paid thereby may take five or more business days to clear. Accordingly, Rights holders who wish to pay the Subscription Price by means of uncertified personal check are urged to make payment sufficiently in advance of the Expiration Time to ensure that such payment is received and clears by such date and are urged to consider payment by means of certified or cashier’s check or wire transfer of funds. Please note, however, that all exercises of the Rights are irrevocable, even if you later learn information that you consider to be unfavorable to the exercise of the Rights. A holder should thus not exercise the Rights unless certain that it wishes to purchase additional shares of Common Stock at the Subscription Price of $[____] per share.

For brokers or other nominees, payment of the Subscription Price must be made for the full number of shares of Common Stock being subscribed for by wire transfer of immediately available funds to the account maintained by the Subscription Agent for such purpose at: _______________________ .

If you do not indicate the number of Rights being exercised, or do not forward full payment of the total Subscription Price payment for the number of Rights that you indicate are being exercised, then you will be deemed to have exercised the maximum number of Rights that may be exercised with the aggregate Subscription Price payment you delivered to the relevant Subscription Agent.

The Subscription Rights Certificate and payment of the Subscription Price (or, for brokers or other nominees, Notices of Guaranteed Delivery (as defined below)), must be delivered by mail or by overnight courier to the Subscription Agent at the following address:

If Delivering By Courier
American Stock Transfer & Trust Company, LLC
Operations Center
Attn: Reorganization Department
6201 15th Avenue
Brooklyn, NY 11219
(718) 921-8200
(800) 962-4284

If Delivering By Mail
American Stock Transfer & Trust Company, LLC
Operations Center
Attn: Reorganization Department
P.O. Box 2042
New York, NY 10272-2042
(718) 921-8200
(800) 962-4284

Brokers or other nominees wishing to exercise Rights, may cause a written guarantee substantially in the form enclosed for them (the “Notice of Guaranteed Delivery”) from a commercial bank, trust company, securities broker or dealer, credit union, savings association or other eligible guarantor institution which is a member of or a participant in a signature guarantee program acceptable to the Subscription Agent (each of the foregoing being an “Eligible Institution”), to be received by the Subscription Agent at or prior to the Expiration Time, together with payment in full of the applicable Subscription Price. Such Notice of Guaranteed Delivery must state your name, the number of Rights represented by your Subscription Rights Certificate, the number of shares of Common Stock being subscribed for pursuant to the exercise of the Rights and must guarantee the delivery to the relevant Subscription Agent of a properly completed and executed Subscription Rights Certificate within three business days following the date the relevant Subscription Agent receives the Notice of Guaranteed Delivery. If this procedure is followed, a Subscription Rights Certificate must be received by the Subscription Agent within three business days after the Expiration Time. Additional copies of the Notice of Guaranteed Delivery may be obtained upon request from the Subscription Agent, at the address, or by calling the telephone number, indicated above. Any payment made in connection with a Notice of Guaranteed Delivery must be made by wire transfer of funds in accordance with the wire instructions set forth above.

2.	Termination of the Rights Offering.

The Company has the right to cancel or amend the Rights Offering for any reason prior to the Expiration Time.

3.	Delivery of Shares of Common Stock.
The following deliveries and payments will be made to the address shown on the face of your Subscription Rights Certificate unless you provide instructions to the contrary in your Subscription Rights Certificate.

(a) Common Stock. As soon as practicable after the Expiration Time, the Subscription Agent will deliver to each holder validly exercising Rights the shares of Common Stock purchased pursuant to such exercise.

(b) Return of Excess Payments. As soon as practicable after the Expiration Time, the Subscription Agent will promptly deliver to each Rights holder any excess funds, without interest or deduction, received in payment of the Subscription Price.

4.	Sale or Transfer of Rights.
The Rights granted to you are nontransferable and, therefore, you may not sell, transfer, or assign your Rights to anyone.

5.	Delivery of New Subscription Rights Certificate.
If your Subscription Rights Certificate is lost or destroyed, you may contact the Subscription Agent about a replacement. However, as a result of delays in the mail, the time of the transmittal, the necessary processing time and other factors, you may not receive new Subscription Rights Certificate(s) in time to enable the Rights holder to complete an exercise by the Expiration Time. Neither the Company nor the Subscription Agent will be liable to any holder for any such delays.

6.	Execution.

(a) Execution by Registered Holder(s). The signature on the Subscription Rights Certificate must correspond with the name of the registered holder exactly as it appears on the face of the Subscription Rights Certificate without any alteration or change whatsoever. If the Subscription Rights Certificate is registered in the names of two or more joint owners, all of such owners must sign. Persons who sign the Subscription Rights Certificate in a representative or other fiduciary capacity must indicate their capacity when signing and, unless waived by the Company in its sole and absolute discretion, must present to the Subscription Agent satisfactory evidence of their authority to so act.

(b) Execution by a Person Other than Registered Holder. If the Subscription Rights Certificate is executed by a person other than the holder named on the face of the Subscription Rights Certificate, proper evidence of authority of the person executing the Subscription Rights Certificate must accompany the same unless the Company dispenses with proof of authority, in its sole and absolute discretion.

7.	Method Of Delivery.
The method of delivery of Subscription Rights Certificates and payment of the Subscription Price to the Subscription Agent will be at the election and risk of the Rights holder, but, if sent by mail, it is recommended that they be sent by registered mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery prior to the Expiration Time.

In the event that there is a conflict between these instructions and the Prospectus, the Prospectus controls.

EXHIBIT 99.2

FORM OF NOTICE OF GUARANTEED DELIVERY
FOR
SUBSCRIPTION RIGHTS CERTIFICATES
ISSUED BY
BLUE VALLEY BAN CORP.

THE RIGHTS OFFERING SUBSCRIPTION PERIOD WILL EXPIRE AT 5:00 P.M., EASTERN TIME ON DECEMBER [__], 2013, UNLESS BLUE VALLEY BAN CORP. EXTENDS THE RIGHTS OFFERING (SUCH TIME AND DATE WITH RESPECT TO THE EXPIRATION OF THE RIGHTS OFFERING, AS IT MAY BE EXTENDED, THE “EXPIRATION TIME”).

This form (this “Notice of Guaranteed Delivery”) must be used to exercise the nontransferable subscription rights (the “Rights”) to acquire common stock, par value $1.00 per share (“Common Stock”), of Blue Valley Ban Corp., a Kansas corporation (the “Company”), pursuant to the rights offering (the “Rights Offering”) described in the Company’s accompanying prospectus, dated November [__], 2013 (the “Prospectus”), if a holder of Rights cannot deliver the subscription rights certificates evidencing the Rights (the “Subscription Rights Certificates”) to American Stock Transfer & Trust Company, LLC (the “Subscription Agent”) at or prior to the Expiration Time. This Notice of Guaranteed Delivery must be delivered by hand or sent by mail to the Subscription Agent, and must be received by such Subscription Agent at or prior to the Expiration Time. See “The Rights Offering – Method and Mode of Payment” in the Prospectus.

Each Right allows you to subscribe for [____] shares of Common Stock. Payment of the subscription price of $[____] per share of Common Stock (the “Subscription Price”) subscribed for upon exercise of the Rights must be received by the Subscription Agent in the manner specified in this Notice of Guaranteed Delivery.

The address and facsimile numbers of the Subscription Agent is:
If Delivering By Courier
American Stock Transfer & Trust Company, LLC
Operations Center
Attn: Reorganization Department
6201 15th Avenue
Brooklyn, NY 11219
(781) 921-8200

If Delivering By Mail
American Stock Transfer & Trust Company, LLC
Operations Center
Attn: Reorganization Department
PO Box 2042
New York, NY 10272-2042
(781) 921-8200

DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY.

For this Notice of Guaranteed Delivery to be validly delivered, it must be received by the Subscription Agent at the above addresses before the Expiration Time. Deliveries to the Company will not be forwarded to the Subscription Agent and therefore will not constitute a valid delivery. In addition, deliveries to The Depository Trust Company will not constitute a valid delivery to the Subscription Agent.

To obtain wire transfer instructions or if you have questions or need assistance or additional documentation with respect to the Rights, please contact AST Phoenix Advisors (the “Information Agent”), as follows:

AST Phoenix Advisors
866-796-1285

This Notice of Guaranteed Delivery is not to be used to guarantee signatures. If a signature on a Subscription Rights Certificate is required to be guaranteed by an Eligible Guarantor Institution (as defined below) under the instructions to the Subscription Rights Certificate, the signature guarantee must appear in the applicable space provided in the signature box on the Subscription Rights Certificate.

Ladies and Gentlemen:

The undersigned hereby represents that it is the holder of Subscription Rights Certificate(s) representing Rights and that such Subscription Rights Certificate(s) cannot be delivered to the Subscription Agent at or before the Expiration Time. Upon the terms and subject to the conditions set forth in the Prospectus, receipt of which is hereby acknowledged, the undersigned hereby elects to exercise the Rights to subscribe for shares of Common Stock represented by such Subscription Rights Certificate(s) pursuant to the guaranteed delivery procedures set forth in the Prospectus.

The undersigned understands and agrees that payment of the Subscription Price of $[____] per share of Common Stock subscribed for must be received by the Subscription Agent within three business days following the Expiration Time and such payment must be made by wire transfer.

Number of Shares Subscribed for: ________________________________________
Payment in the aggregate: _______________________________________________
☐ is being delivered to the Subscription Agent herewith;

☐ has been delivered separately to the Subscription Agent, and was delivered by wire transfer of funds (complete the information relating thereto); or
☐ has been delivered separately to the Subscription Agent in the manner set forth below (check the appropriate box and complete information relating thereto)
☐ Uncertified check (Payment by uncertified check will not be deemed to have been received by the Subscription Agent until such check has cleared. Holders paying by such means are urged to make payment sufficiently in advance of the Expiration Time to ensure that such payment clears by such time).
☐ Certified check
☐ Bank draft (cashier’s check)
Name of Maker: _______________________________________________
Date of check or draft: __________________________________________
Name of transferor institution: ____________________________________
Date of transfer: ______________________________________________
Confirmation number (if available): ________________________________

All authority conferred or agreed to be conferred by this Notice of Guaranteed Delivery shall not be affected by, and shall survive, the death or incapacity of the undersigned, and every obligation of the undersigned under this Notice of Guaranteed Delivery shall be binding upon the heirs, executors, administrators, trustees in bankruptcy, personal and legal representatives, successors and assigns of the undersigned.

(Please Type or Print Except for Signature(s))

Subscription Rights Certificate Nos. (if available):__________________________________________________________________________________

Name(s) of record holder(s) of Subscription Rights Certificate:________________________________________________________________________

_______________________________________________________________________________________________________________________

Address(es): _______________________________________________________________________________________________________________

_________________________________________________________________________________________________________________________

_________________________________________________________________________________________________________________________
(Include Zip Code)

Telephone Number, including Area Code: _________________________________________________________________________________________

Signature(s) of record holder or authorized signatory: ________________________________________________________________________________

_________________________________________________________________________________________________________________________

Date: ____________________________________________________________________________________________________________________

THE GUARANTEE SET FORTH BELOW MUST BE COMPLETED
______________________________________________________________________________________________________________________________________________

If you are signing in your capacity as a trustee, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or another acting in a fiduciary or representative capacity, please provide the following information:

Name:______________________________________________________________________________________________________

Capacity: ___________________________________________________________________________________________________

Address (including Zip Code): ___________________________________________________________________________________

Telephone Number: ___________________________________________________________________________________________

GUARANTEE OF DELIVERY (NOT TO BE USED FOR SIGNATURE GUARANTEE)

The undersigned, a member firm of a registered national securities exchange or member of the Financial Industry Regulatory Authority, Inc., commercial bank or trust company having an office or correspondent in the United States, or another Eligible Guarantor Institution as defined in Rule 17Ad-15 under the U.S. Securities Exchange Act of 1934, as amended (each, an “Eligible Guarantor Institution”), hereby guarantees that within three business days after the Expiration Time, the undersigned will deliver to the Subscription Agent the Subscription Rights Certificates representing the Rights being exercised hereby, with any required signature guarantees and any other required documents, and payment therefor.

(Please Type or Print Except for Signature)

Name of Firm: _________________________________________________________________________________________

___________________________________________________________________________________________________

Authorized Signature: ___________________________________________________________________________________

Name: _______________________________________________________________________________________________

____________________________________________________________________________________________________

Title: ________________________________________________________________________________________________

Address:______________________________________________________________________________________________

_____________________________________________________________________________________________________
(Include Zip Code)

Telephone Number, including Area Code: _____________________________________________________________________

Dated:________________________ , 2013

The institution that completes this form must communicate the guarantee to the Subscription Agent and must deliver the Subscription Rights Certificates and related payment to the Subscription Agent within the time period shown in the Prospectus, dated November [__], 2013, of Blue Valley Ban Corp. Failure to do so could result in a financial loss to such institution.

DO NOT SEND SUBSCRIPTION RIGHTS CERTIFICATES WITH THIS FORM

EXHIBIT 99.3

THE RIGHTS OFFERING SUBSCRIPTION PERIOD WILL EXPIRE AT 5:00 P.M., EASTERN TIME ON DECEMBER [__], 2013, UNLESS BLUE VALLEY BAN CORP. EXTENDS THE RIGHTS OFFERING (SUCH TIME AND DATE WITH RESPECT TO THE EXPIRATION OF THE RIGHTS OFFERING, AS IT MAY BE EXTENDED, THE “EXPIRATION
TIME”).

November [__], 2013

Dear Stockholder:

Your management has determined that it is in the best interest of Blue Valley Ban Corp. (the “Company”) to further strengthen its capital base. Therefore, the Company is raising equity capital through a rights offering to the Company’s stockholders who hold stock as record holders (the “Stockholders”).

This letter is being delivered by the Company to all Stockholders of its common stock, par value $1.00 per share (the “Common Stock”) as of 5:00 p.m., Eastern time on October 29, 2013 (the “Record Date”), to explain a rights offering (the “Rights Offering”) of nontransferable rights to subscribe for and purchase shares of Common Stock (the “Rights”). The Rights, the Rights Offering and the Common Stock are described in the enclosed prospectus (the “Prospectus”). Your Rights are evidenced by the enclosed subscription rights certificate (the “Subscription Rights Certificate”) registered in your name(s). All exercises of the Rights are irrevocable. You should read the Prospectus carefully before deciding whether to exercise your Rights.

In the Rights Offering, the Company is offering a minimum of [_____] and a maximum of [_____] shares of Common Stock. Each Right will allow you to subscribe for [____] shares of Common Stock at a subscription price of $[____] per share (the “Subscription Price”). In addition, each subscribing stockholder who exercises his or her Rights in full will be eligible to subscribe for additional shares of Common Stock (the “Over-Subscription Right”) at the same price of $[____] per share, subject to pro ration and at the Company’s sole discretion, as described in the Prospectus. Holders will not receive fractional shares of Common Stock or cash in lieu of fractional shares of Common Stock as a result of their exercise of Rights pursuant to the Rights Offering. Fractional shares of Common Stock resulting from the exercise of the Rights will be eliminated by rounding down to the nearest whole share.

We have enclosed copies of the following documents:

1.	The Prospectus;
2.	Your Subscription Rights Certificate;
3.	Instructions as to Use of Your Subscription Rights Certificate; and
4.	A return envelope addressed to American Stock Transfer & Trust Company, LLC (the “Subscription Agent”).

To exercise the Rights, you should deliver the properly completed and signed Subscription Rights Certificate, with payment of the Subscription Price for each share of Common Stock subscribed for, to the

Subscription Agent at or prior to the Expiration Time, as described in the Prospectus. The Subscription Agent must receive the Subscription Rights Certificate, with payment of the full Subscription Price at or prior to the Expiration Time. Rights not exercised at or prior to the Expiration Time will expire and will be void and no longer exercisable.

Additional copies of the enclosed materials may be obtained from AST Phoenix Advisors (the “Information Agent”), by contacting the Information Agent at (866) 796-1285. Any questions or requests for assistance concerning the Rights Offering should be directed to the Information Agent. You may also contact Bob Regnier, President and Chief Executive Officer of the Company, at (913) 234-2240 or Mark Fortino, Chief Financial Officer of the Company, at (913) 234-2345 from 8:00 a.m. to 5:00 p.m., Central Time, Monday through Friday, if you have any questions.

[As a Stockholder, you are cordially invited to attend an information session about the Rights Offering. The information session will be held on [____________________] at 6:00 P.M., Central Time, at the Company’s banking center located at 7900 College Boulevard, Overland Park, Kansas 66210].

As always, thank you for your investment in and continued support of Blue Valley Ban Corp.

Very truly yours,

Robert D. Regnier, President and Chief
Executive Officer
Blue Valley Ban Corp.

EXHIBIT 99.4

THE RIGHTS OFFERING SUBSCRIPTION PERIOD WILL EXPIRE AT 5:00 P.M., EASTERN TIME ON DECEMBER [__], 2013, UNLESS BLUE VALLEY BAN CORP. EXTENDS THE RIGHTS OFFERING (SUCH TIME AND DATE WITH RESPECT TO THE EXPIRATION OF THE RIGHTS OFFERING, AS IT MAY BE EXTENDED, THE “EXPIRATION TIME”).

To Brokers, Dealers, Commercial Banks,

Trust Companies and Other Nominees:

This letter is being provided to explain the rights offering (the “Rights Offering”) by Blue Valley Ban Corp. (the “Company”) of nontransferable rights to subscribe for and purchase shares of Common Stock (as defined below) (the “Rights”) distributed to all stockholders of Company common stock, par value $1.00 per share (“Common Stock”), who hold stock as record holders, at 5:00 p.m., Eastern time on October 29, 2013 (the “Record Date”). The Rights, the Rights Offering and Common Stock are described in the accompanying prospectus (the “Prospectus”). The Rights are evidenced by a nontransferable subscription rights certificate (the “Subscription Rights Certificate”) registered in your name or the name of your nominee. We are requesting that you contact your clients for whom you hold shares of Common Stock beneficially, and who are to receive the Rights distributable with respect to those shares, regarding the Rights Offering.

In the Rights Offering, the Company is offering a minimum of [______] and a maximum of [______] shares of Common Stock. As described in the Prospectus, each beneficial owner of shares of Common Stock registered in your name or the name of your nominee, is entitled to one Right for each share of Common Stock owned on the Record Date. Each Right will allow such holder to subscribe for [____] shares of Common Stock at a subscription price of $[____] per share (the “Subscription Price”). In addition, each subscribing stockholder who exercises his or her Rights in full will be eligible to subscribe for additional shares of Common Stock (the “Over-Subscription Right”) at the Subscription Price for shares of Common Stock that are not otherwise purchased pursuant to the exercise of Rights, subject to pro ration and at the Company’s discretion, as described in the Prospectus.

Holders will not receive fractional shares of Common Stock or cash in lieu of fractional shares of Common Stock as a result of their exercise of Rights pursuant to the Rights Offering, but instead shares of Common Stock received upon the exercise of Rights will be rounded down to the nearest whole number.

We are asking that you contact your clients for whom you hold shares of Common Stock registered in your name or in the name of your nominee to obtain instructions with respect to the Rights.

We have enclosed copies of the following documents for your use:

1.	The Prospectus;
2.	Instructions as to Use of Blue Valley Ban Corp. Subscription Rights Certificates;
3.	A Notice of Guaranteed Delivery of Subscription Rights Certificates Issued by the Company;
4.	A Beneficial Owner Election Form, on which you may obtain your clients’ instructions with regard to the Rights; and
5.	A return envelope addressed to American Stock Transfer & Trust Company, LLC (the “Subscription Agent”).

To exercise the Rights, you should deliver the properly completed and signed Subscription Rights Certificate (or the Notice of Guaranteed Delivery), with payment of the Subscription Price for each share of Common Stock subscribed for, to the Subscription Agent prior to the Expiration Time, as described in the Prospectus. The Subscription Agent must receive the Notice of Guaranteed Delivery at or prior to the Expiration Time. All exercises of Rights are irrevocable. Rights not exercised at or prior to the Expiration Time will expire and will be void and no longer exercisable.

If you hold Common Stock for the account of more than one client, you may aggregate the exercise of Rights for all your clients, provided that you identify the number of Rights you are exercising for each client along with the state of residency of each client. Please note that you do not have to provide the name or other identity of your clients.

All commissions, fees and other expenses (including brokerage commissions and transfer taxes) incurred in connection with the exercise of the Rights will be for the account of the holder of the Rights, and none of such commissions, fees or expenses will be paid by the Company or the Subscription Agent.
Additional copies of the enclosed materials may be obtained from the Information Agent. The telephone number of AST Phoenix Advisors is (212) 493-3910. Any questions or requests for assistance concerning the Rights Offering should be directed to the Information Agent.
Very truly yours,

Blue Valley Ban Corp.

NOTHING IN THIS LETTER OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON AS AN AGENT OF BLUE VALLEY BAN CORP. OR ANY OTHER PERSON MAKING OR DEEMED TO BE MAKING OFFERS OF THE RIGHTS OR COMMON STOCK ISSUABLE UPON EXERCISE OF THE RIGHTS, OR AUTHORIZE YOU OR ANY OTHER PERSON TO MAKE ANY STATEMENTS ON BEHALF OF ANY OF THEM WITH RESPECT TO THE RIGHTS, THE RIGHTS OFFERING OR THE COMMON STOCK, EXCEPT FOR STATEMENTS MADE IN THE PROSPECTUS.

2

EXHIBIT 99.5

BENEFICIAL OWNER ELECTION FORM
relating to
BLUE VALLEY BAN CORP.
RIGHTS TO PURCHASE COMMON STOCK

NOTE FROM YOUR NOMINEE: YOU SHOULD RETURN THIS FORM ON A TIMELY BASIS TO ENSURE THAT WE ARE ABLE TO ACT PURSUANT TO YOUR INSTRUCTIONS. ACCORDINGLY, IF YOU ELECT TO EXERCISE YOUR RIGHTS, PLEASE ENSURE THAT ALL REQUIRED FORMS AND PAYMENTS ARE ACTUALLY RECEIVED BY US PRIOR TO 5:00 P.M., EASTERN TIME ON DECEMBER [__], 2013, THE LAST BUSINESS DAY PRIOR TO THE SCHEDULED EXPIRATION DATE OF THE RIGHTS OFFERING, TO ENSURE THAT WE HAVE SUFFICIENT TIME TO DELIVER SUCH FORMS AND PAYMENTS TO THE SUBSCRIPTION AGENT BY 5:00 P.M., EASTERN TIME ON DECEMBER [__], 2013, THE SCHEDULED EXPIRATION DATE.

The undersigned acknowledge(s) receipt of your letter and the enclosed materials relating to the rights offering by Blue Valley Ban Corp. (the “Company”), of nontransferable rights to purchase shares of common stock, par value $1.00 per share, of the Company (“Common Stock”), including the accompanying prospectus (the “Prospectus”). The undersigned also acknowledge(s) that the exercise of rights is not revocable.

I (we) hereby instruct you as follows:

(CHECK THE APPLICABLE BOXES AND PROVIDE ALL REQUIRED INFORMATION)

Box 1. ☐ Please DO NOT EXERCISE RIGHTS to purchase shares of Common Stock

Box 2. ☐ Please EXERCISE RIGHTS to purchase shares of Common Stock as set forth below:

EXERCISE OF RIGHTS (Complete if Box 2 is checked):

Basic Subscription Right		Rights x	[____]	=
	(no. of rights)				(no. of shares to be purchased)

Over-Subscription Right		Rights x	[____]	=
	(no. of rights)				(no. of shares to be purchased)

Therefore, I apply for		x	$[____]	=	$
	(no. of new shares)		(subscription price)		(payment required)

☐ Payment is enclosed: $_____________

☐	Please deduct payment of $__________ from the following account maintained by you as follows:

Type of Account: ______________________ Account No.: ______________________

Complete if Box 1 or 2 checked:

I (we) on my (our) own behalf, or on behalf of any person(s) on whose behalf, or under whose directions, I am (we are) signing this form:

•	Irrevocably elect to purchase the number of shares of Common Stock indicated above upon the terms and conditions specified in the Prospectus; and
•	Agree that if I (we) fail to pay for the shares of Common Stock that I (we) have elected to purchase, you may exercise any remedies available to you under law.
Name of beneficial owners): :
Signature of beneficial owner(s):	Date:

If you are signing in your capacity as a trustee, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or another acting in a fiduciary or representative capacity, please provide the following information:

Name:
Capacity:
Address (including Zip Code):
Telephone Number: